As confidentially submitted to the Securities and Exchange Commission on May 17, 2022

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

New Ruipeng Pet Group Inc.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	0700	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

56F, Building A, Kingkey Timemark

No.9289 Binhe Boulevard, Futian District

Shenzhen, Guangdong Province 518042

People’s Republic of China

+86 755-8398-6686

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Haiping Li, Esq. Yuting Wu, Esq. Skadden, Arps, Slate, Meagher & Flom LLP JingAn Kerry Centre, Tower II, 46/F 1539 Nanjing West Road Shanghai, the People’s Republic of China +86 21-6193-8200	Brian V. Breheny, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 1440 New York Avenue, N.W. Washington, D.C. United States 1 202-371-7000	Li He, Esq. James C. Lin, Esq. Davis Polk & Wardwell LLP 18/F, The Hong Kong Club Building 3A Chater Road, Central Hong Kong +852 2533-3300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company.  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated                     , 2022.

American Depositary Shares

New Ruipeng Pet Group Inc.

Representing              Ordinary Shares

This is an initial public offering of                  American depositary shares (the “ADSs”), by New Ruipeng Pet Group Inc. Each ADS represents                  of our ordinary shares, par value US$0.000001 per share.

Prior to this offering, there has been no public market for the ADSs or our ordinary shares. We anticipate that the initial public offering price will be between US$             and US$             per ADS. [The selling shareholders identified in this prospectus are offering an aggregate of            additional ADSs. We will not receive any proceeds from the ADSs sold by the selling shareholders.] We intend to apply to list the ADSs on [the New York Stock Exchange/Nasdaq Global Market] under the symbol “            .”

We are an “emerging growth company” under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements.

New Ruipeng Pet Group Inc. is not a Chinese operating company, but a Cayman Islands holding company with operations primarily conducted by its subsidiaries in China. We face various legal and operational risks and uncertainties associated with being based in or having our operations primarily in China and the complex and evolving PRC laws and regulations. For example, we face risks associated with the fact that the PRC government has significant authority in regulating our operations and may influence or intervene in our operations at any time, regulatory approvals on offerings conducted overseas by and foreign investment in China-based issuers, anti-monopoly regulatory actions, and oversight on cybersecurity and data security, as well as the lack of PCAOB inspection on our auditor, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. On December 16, 2021, the PCAOB issued its report notifying the SEC of its determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong and identifying the firms that are subject to its determinations. Our auditor was identified by the PCAOB and is subject to such determinations. Under the Holding Foreign Companies Accountable Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive noninspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2024. Furthermore, on December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements under the HFCAA, pursuant to which the SEC will identify a “Commission-Identified Issuer” if an issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. See “Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs,” “Risk Factors—Risks Related to Doing Business in China—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspection,” and “Risk Factors—Risks Related to Doing Business in China—Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2025 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2024 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Unless otherwise indicated or the context otherwise requires, references in this prospectus to “New Ruipeng,” “we,” “us,” “our company” and “our” are to New Ruipeng Pet Group Inc., our Cayman Islands holding company, and its subsidiaries. New Ruipeng Pet Group Inc., our holding company, or the Parent, may transfer cash to our offshore intermediary holding entities in the Cayman Islands and Hong Kong, including Skyfield Holdings (Cayman) Inc. and HHRP Holdings (Cayman) Inc. and their respective subsidiaries, through capital injections and intra-group loans. Our offshore intermediary holding entities, in turn, may transfer cash to our PRC subsidiaries New Ruipeng Pet Healthcare Group Co., Ltd. and Skyfield (Shanghai) Investment Co., Ltd. through capital injections and intra-group loans. Similarly, New Ruipeng Pet Healthcare Group Co., Ltd. and Skyfield (Shanghai) Investment Co., Ltd. may transfer cash to their respective subsidiaries in the PRC through capital injections and intra-group loans. Cash may also be transferred through our organization by way of intra-group transactions. If our wholly owned subsidiaries in the PRC realize accumulated after-tax profits, they may, upon satisfaction of relevant statutory conditions and procedures, pay dividends or distribute earnings to our offshore intermediary holding entities, which, in turn, may transfer cash to the Parent through dividends or other distributions. With necessary funds, the Parent may pay dividends or make other distributions to U.S. investors and service any debt it may have incurred outside of the PRC. In 2020 and 2021, the Parent transferred cash in the amount of US$56.0 million and US$210 million, respectively, to our PRC subsidiaries through our offshore intermediary holding entities by way of capital contribution to the PRC subsidiaries. In 2020 and 2021, no assets other than cash were transferred between the Parent and a subsidiary, no subsidiaries paid dividends or made other distributions to the Parent, and no dividends or distributions were paid or made to U.S. investors.

We have established stringent controls and procedures for cash flows within our organization. Each transfer of cash among our Cayman Islands holding company and our subsidiaries is subject to internal approval. To effect a cash transfer, a number of steps are needed, including but not limited to the issuance of payment receipt, logging into the online banking system and completing its verification process, inspection of the invoice, and payment execution. A single employee is not permitted to complete each and every stage of a cash transfer, but rather only portions of the whole procedure. Only the finance department is authorized to make cash transfers. Within the finance department, the roles of payment approval, payment execution, record keeping, and auditing are segregated to minimize risk. For a detailed description of how cash is transferred through our organization, see “Summary—Cash Flows through Our Organization.”

Investing in our ADSs involves risks. See “Risk Factors” beginning on page 24 for factors you should consider before buying the ADSs.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

PRICE US$                 PER ADS

	Per ADS	Total
Initial public offering price	US$	US$
Underwriting discounts and commissions	US$	US$
Proceeds, before expenses, to us	US$	US$
[Proceeds, before expenses, to the selling shareholders	US$	US$	]

(1)	For a description of compensation payable to the underwriters, see “Underwriting.”

We [and the selling shareholders] have granted the underwriters an option to purchase up to an additional              ADSs within 30 days from the date of this prospectus at the initial public offering price, less the underwriting discounts and commissions.

The underwriters expect to deliver the ADSs against payment in U.S. dollars in New York, New York on or about                     , 2022.

MORGAN STANLEY	Credit Suisse	CICC

Prospectus dated                     , 2022

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You should rely only on the information contained in this prospectus or in any related free writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or in any related free writing prospectus. We [and the selling shareholders] are offering to sell, and seeking offers to buy the ADSs, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ADSs.

Neither we have nor any of the underwriters has taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus or any filed free writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of this prospectus or any filed free writing prospectus outside the United States.

Until                     , 2022 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under “Risk Factors,” before deciding whether to invest in our ADSs. This prospectus contains information from an industry report commissioned by us and prepared by Frost & Sullivan, an independent research firm, to provide information regarding our industry and our market position.

Our Mission

Be the trusted partner for animal well-being and bring happiness to pet families.

Our Vision

We aspire to build a world-leading comprehensive pet services platform and an integrated pet ecosystem.

Our Business

Who We Are

We are the largest pet care platform in China and the second largest globally in terms of number of hospitals and revenue from pet care services in both 2020 and 2021, according to Frost & Sullivan. As of December 31, 2021, we had 23 pet hospital brands and 1,887 pet hospitals, approximately three times the sum of pet hospitals of our competitors that ranked the second through the tenth in China. As of December 31, 2021, we had operations in 31 provinces and 111 cities, and we had an approximately 30% pet care market share in first-tier cities across China in 2021, according to Frost & Sullivan. We operate pet care services, supply chain services, and local services as three pillars, and have expanded into other business segments including third-party diagnosis, continued veterinary education and marketing-as-a-service. We have thus become the leading one-stop pet care platform in China in terms of number of pet hospitals, revenue and service scope, according to Frost & Sullivan, providing integrated services to pets and pet parents.

We are a pioneer in China’s pet care industry. We have operated in the pet care industry for over 20 years and are the oldest national pet hospital chain operator in China according to Frost & Sullivan. Since our inception, we have built a digitalized pet care platform covering the full lifecycle of pets, and remained true and dedicated to making pets healthier and providing superior pet care services. Through operation experience accumulated over the years, we have achieved rapid network expansion across pet care services, supply chain services and local services through a combination of organic growth and acquisitions.

We pursue organic growth through the integration of our nationwide pet hospitals, warehouses and retail channels and by leveraging our rich and replicable operating experience and our large talent pool. We also achieve robust growth and expansion through strategic acquisitions of suitable targets within the industry. Upon the completion of each acquisition, we empower the new member of our network with centralized procurement capabilities, talents, resources and efficient management, incorporate it into our ecosystem and improve its profitability. Furthermore, we are committed to technological innovations and aspire to lead the technological advancement of China’s pet industry and reshape the pet care market. Empowered by big data and AI technology, we have built and continue to develop a robust and efficient internal management system. We have also developed data analytics tools to track and manage pet profiles. These technological advancements enable us to gain an in-depth understanding of the needs of each and every pet and pet parent on our platform and to deliver high-quality pet care services to them.

Our Opportunities

China is the second largest pet market in the world in terms of pet-related spending, according to Frost & Sullivan. It has experienced rapid growth over the past few years. The size of China’s pet market increased from RMB94.3 billion in 2015 to RMB265.6 billion in 2021 in terms of pet-related spending, representing a CAGR of approximately 18.8%. However, China’s pet market is still at an early stage of development as compared to that of the United States. For example, the average annual spending per companion pet in first-tier cities in China was approximately RMB4,700, only 58.0% of the average annual spending per companion pet of approximately RMB8,100 in the United States in 2021, according to Frost & Sullivan. Despite our market position in China’s pet market, the average annual net revenues generated from each active customer for our pet care services was RMB1,194 in 2020 and increased to RMB1,203 (US$189) in 2021. China’s household pet ownership rate was 23.7% in 2021, as compared with 69.7% in the United States, which leaves ample room for rapid growth in China’s pet industry. According to Frost & Sullivan, the size of China’s pet market is expected to further increase to RMB537.6 billion in 2026, representing a CAGR of 15.1% from 2021.

We see vast opportunities for pet care in China and believe we are well-positioned to capture them. The size of China’s pet care market grew from RMB20.0 billion in 2015 to RMB54.5 billion in 2021, representing a CAGR of approximately 18.2%. Driven by pet parents’ growing awareness of pet healthcare, longer pet life expectancy and more aging-associated pet diseases, the need for in-depth pet care services is expected to grow rapidly. The size of China’s pet care market is expected to reach RMB135.6 billion in 2026, according to Frost & Sullivan. However, the pet care industry is highly fragmented and has become increasingly competitive as existing market players expand their pet-related service and product offerings and new players enter into the market.

What We Offer and Our Value Propositions

We offer comprehensive services to pets, pet parents and participants of the pet services value chain under a closed-loop business model.

We believe that our core business, namely pet care services, supply chain services and local services, are complementary and synergistic to each other. On the customer front, our well-developed pet care services form a high entry barrier, helping us accumulate a sizable customer base through top-notch pet medical services. Our pet care services and local services segments generate mutual traffic referrals and cross-selling. The supply chain services, on the other hand, empower pet care services and local services by lowering procurement costs and improving operating efficiency, which is made possible by our strong brand and centralized procurement capabilities. On the foundation of these three business pillars, we have expanded into third-party diagnosis, continued veterinary education services and marketing-as-a-service. We are committed to constructing a world-leading comprehensive pet services platform and a mutually beneficial and integrated pet ecosystem.

Value Proposition to Pet Parents

Pet Care Services. Our extensive pet hospital network provides pet parents with a trusted one-stop platform for comprehensive pet care services, including general and specialized treatments and advanced diagnosis. We are able to provide full-lifecycle healthcare services for pets from their birth. In 2020 and 2021, we provided pet care services to approximately 1.7 million and 2.5 million active customers and treated approximately 4.3 million and 5.8 million medical cases, respectively. We have established a “1+P+C” (“1”: comprehensive pet hospitals; “P”: specialty pet hospitals; “C”: community pet hospitals) pet hospital network and referral system, which brings us closer to the community of pet parents and enables us to serve diverse medical needs with our diagnosis and treatment expertise.

Local Services. Our local services and new retail initiatives further strengthen our engagement with pets and pet parents. Pet parents can purchase pet goods and services through our proprietary online platform “Rvet” (阿闻) and our partner platforms, enjoying timely delivery of products and services. In addition, we operate offline stores through the JackPet brand targeting the high-end market. Our stores provide customers with a one-stop superior and personalized experience across the full spectrum of pet-related services.

Value Proposition to Our Business Partners and Pet Industry

Supply Chain. We are one of the few supply chain integrators with advanced centralized procurement capabilities in China’s pet industry. Leveraging our 7 regional distribution centers, 54 provincial and municipal warehouses and 47 trade subsidiaries, we have established an efficient supply chain network that covers over 100 major cities and serves more than 49,000 pet stores, hospitals, clinics and others nationwide. Our centralized supply chain system gives us a stronger bargaining power and better access to popular and sought-after drugs and other pet products. Leveraging big data analysis, we are also able to accurately monitor product demands and optimize logistics and inventory management for pet product manufacturers, pet stores, hospitals and clinics.

Third-party Diagnosis. Our third-party diagnosis business enhances the treatment and diagnosis capabilities of pet hospitals. We provide diagnosis services to both our own hospitals and third-party hospitals. Assisted by cutting-edge technology and advanced equipment, we deliver comprehensive and professional diagnosis services to our clients. As of December 31, 2021, our laboratories had cumulatively served more than 3,200 pet hospitals.

Continued Veterinary Education. We have the largest veterinary talent training platform in the industry, according to Frost & Sullivan. Our continued veterinary education services foster general veterinarians and specialists in the pet care industry. As of December 31, 2021, we had built a talent pool of over 5,200 licensed and experienced veterinarians led by an expert team representing more than 60% of veterinary experts in China. Our continued veterinary education courses complement veterinary practice and empower the industry. We had 715 well qualified local instructors, 284 international lecturers and approximately 108,000 trainees as of December 31, 2021.

Marketing-as-a-Service. We have built a pet care platform with a multi-channel network to reach pet parents through our comprehensive online and offline product and service offerings and our efforts of branding and pet culture promotion. In particular, we have a wide and growing pool of Key Opinion Leaders (“KOLs”) who have gained a large, vibrant and loyal fan base. Our broad access to pet parents well positions us to offer marketing services to pet brands. Through us, our brand partners gain access to a highly efficient marketing network and a massive base of potential customers.

Our Scale

The chart below shows some highlights of our business.

Our total revenues increased by 59.0% from RMB3,008.3 million in 2020 to RMB4,783.7 million (US$750.7 million) in 2021. Our gross profit increased significantly from RMB142.5 million in 2020 to RMB223.2 million (US$35.0 million) in 2021. Our net losses amounted to RMB999.8 million and RMB1,311.3 million (US$205.8 million) in 2020 and 2021, respectively, while net losses as a percentage of total revenues decreased from 33.2% in 2020 to 27.4% in 2021. As a testimony to our improving operational efficiency, our operating expenses as a percentage of total revenues also decreased from 37.3% in 2020 to 32.9% in 2021. Our Adjusted EBITDA was negative RMB615.4 million and negative RMB852.4 million (negative US$133.8 million) in 2020 and 2021, respectively, and our Adjusted EBITDA Margin improved from negative 20.5% in 2020 to negative 17.8% in 2021. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

Our Strengths

We believe the following strengths contribute to our success and differentiate us from our competitors:

•	the largest one-stop pet care platform representing scarcity value in a rapidly growing market;

•	unique business model with significant network effect propelling operational excellence;

•	integrated ecosystem empowering the pet service value chain and capturing pet lifetime value;

•	large pool of top-notch and committed talents supported by our continued veterinary education services;

•	proprietary data and technology infrastructure empowering digitalization; and

•	visionary management team with strong execution capabilities and an inspiring corporate culture.

Our Strategies

We intend to accomplish our mission by pursuing the following growth strategies:

•	strengthen leadership in the pet care industry in China and further upgrade our services;

•	enhance supply chain services and local services capabilities, and integrate the pet service value chain to empower industry growth and build a vibrant ecosystem;

•	continued investment in industry talents;

•	further improve operational quality and empower the pet industry through digitalization and technology; and

•	expand overseas business.

Our Efforts to Enhance Our Corporate Social Responsibility

During the COVID-19 pandemic, we leveraged our supply chain network and collaborated with around 40 pet food companies and collectively donated over 160,000 kilograms of pet food, cat litter and other pet products through our supply chain hubs across China to pets and pet parents located within Wuhan, when the city was in lockdown. Over the 2021 Chinese New Year, we launched the “free Chinese New Year’s Eve dinner” event for homeless pets at various rescue centers in China. We also led and executed the “TNR” (Trap-Neuter-Release) initiative by offering over 2,000 free sterilization surgeries across our hospitals nationwide. During the outbreak of COVID-19 in Shenzhen in March and April 2022, we formed a medical volunteer team and established China’s first pet care station in Shenzhen. We took care of over 200 pets whose owners were quarantined in other places. Our care for pets and professional capabilities demonstrated in these efforts won praise from all over the country. On April 16, 2022, our medical volunteer team established the second pet care station in Guangzhou to care for the pets of many families living in areas under lockdown. We have shared our experience in building pet care stations in the hope of helping those with pet care needs across the country. Since the lockdown in Shanghai at the end of March 2022, we have actively communicated with and organized 36 well-known brands in the pet industry to participate in efforts to combat the COVID-19 pandemic. Since then, we have provided free delivery of pet supplies ordered through our proprietary online platform “Rvet” to over 2,000 residential compounds and over 1,900 communities. We organized 31 key opinion leaders in the pet industry to hold a live webcast for 12 hours and share their experience in dealing with the pandemic with an audience from around the country. The number of viewers of the live webcast reached over 60,000 and over 1 million likes were recorded. In addition, together with a foundation we collaborate with, we donated 7.8 tons of dog food to the stray animal rescue bases in Shanghai to alleviate the shortage of pet food.

We are also committed to promoting the commercialization of scientific research results in universities, supporting the training of young talents, and improving student research capabilities. We collaborated with multiple universities across the country in donations, scholarships and research funds, making contributions to the development of the industry and cultivating veterinary professionals.

Corporate History and Structure

We commenced operations in December 1998 through Ruipeng Pet Hospital, a pet hospital brand founded in Shenzhen, Guangdong province by Mr. Yonghe Peng, our founder, co-chairman of the board of directors and president. From 1999 to 2012, we kept expanding our pet hospital network in Guangdong province. In 2013, we expanded our geographical reach from Guangdong province to cities in other southern provinces in China. In 2016, we acquired Meilianzhonghe, one of the most influential and iconic brands in China’s pet care industry, and expanded to northern China.

To facilitate offshore listing, we incorporated Ruipeng Pet Group Inc. in June 2019 under the laws of the Cayman Islands as our offshore holding company. On December 31, 2019, we completed the acquisition of Skyfield Group, a China-based pet hospital group. Upon the completion of the acquisition, Skyfield Group became a wholly owned subsidiary of Ruipeng Pet Group Inc. and several major pet hospital brands such as Ainuo, Anan, Naja and Puppy Town were integrated into our pet hospital network.

In connection with the acquisition of Skyfield Group, we completed a series of offshore and onshore restructuring transactions. As a result of such transactions, our operating subsidiaries in the PRC are now direct or indirect subsidiaries of Skyfield (Shanghai) Investment Co., Ltd. and New Ruipeng Pet Healthcare Group Co., Ltd., our PRC holding companies, or the PRC Holding Companies. We hold 100% or majority equity interests in the PRC Holding Companies through HHRP Holdings (Cayman) Inc., HHRP Holdings Limited, Skyfield Holdings (Cayman) Inc. and Skyfield Holdings Limited, our offshore intermediary holding entities.

In August 2021, we changed the name of our Cayman Islands holding company from Ruipeng Pet Group Inc. to New Ruipeng Pet Group Inc.

The following diagram illustrates our corporate structure, including our principal subsidiaries, as of the date of this prospectus:

Notes:

(1)	Primarily engages in pet care services through its subsidiaries and/or branches.
(2)	Shenzhen Great Sun Network Technology Co., Ltd., through its subsidiary, primarily engages in pet-related big data research and development.

(3)	Nanjing Jichong Intelligent Technology Co., Ltd., through subsidiaries and/or branches, primarily engages in local services business.
(4)

Runhe Supply Chain Group Co. Ltd., through subsidiaries and/or branches, primarily engages in pet product and equipment supply chain management business. Shenzhen Hewang Enterprise Management Center (Limited Partnership), Shenzhen Heqi Enterprise Management Center (Limited Partnership), and Shenzhen Yirun Enterprise Management Center (Limited Partnership), each a limited partnership incorporated in the PRC, hold the remaining approximately 3.59%, 1.26% and 0.79% equity interests in Runhe Supply Chain Group Co. Ltd., respectively. Each of Shenzhen Hewang Enterprise Management Center (Limited Partnership), Shenzhen Heqi Enterprise Management Center (Limited Partnership) and Shenzhen Yirun Enterprise Management Center (Limited Partnership) is owned by certain minority shareholders of our company.

Cash Flows through Our Organization

New Ruipeng Pet Group Inc., our holding company, or the Parent, may transfer cash to our offshore intermediary holding entities in the Cayman Islands and Hong Kong, including Skyfield Holdings (Cayman) Inc. and HHRP Holdings (Cayman) Inc. and their respective subsidiaries, through capital injections and intra-group loans. Our offshore intermediary holding entities, in turn, may transfer cash to our PRC subsidiaries New Ruipeng Pet Healthcare Group Co., Ltd. and Skyfield (Shanghai) Investment Co., Ltd. through capital injections and intra-group loans. Similarly, New Ruipeng Pet Healthcare Group Co., Ltd. and Skyfield (Shanghai) Investment Co., Ltd. may transfer cash to their respective subsidiaries in the PRC through capital injections and intra-group loans. Cash may also be transferred through our organization by way of intra-group transactions. If our wholly owned subsidiaries in the PRC realize accumulated after-tax profits, they may, upon satisfaction of relevant statutory conditions and procedures, pay dividends or distribute earnings to our offshore intermediary holding entities, which, in turn, may transfer cash to the Parent through dividends or other distributions. With necessary funds, the Parent may pay dividends or make other distributions to U.S. investors and service any debt it may have incurred outside of the PRC. In 2020 and 2021, the Parent transferred cash in the amount of US$56.0 million and US$210 million, respectively, to our PRC subsidiaries through our offshore intermediary holding entities by way of capital contribution to the PRC subsidiaries. In 2020 and 2021, no assets other than cash were transferred between the Parent and a subsidiary, no subsidiaries paid dividends or made other distributions to the Parent, and no dividends or distributions were paid or made to U.S. investors.

We have established stringent controls and procedures for cash flows within our organization. Each transfer of cash among our Cayman Islands holding company and our subsidiaries is subject to internal approval. To effect a cash transfer, a number of steps are needed, including but not limited to the issuance of payment receipt, logging into the online banking system and completing its verification process, inspection of the invoice, and payment execution. A single employee is not permitted to complete each and every stage of a cash transfer, but rather only portions of the whole procedure. Only the finance department is authorized to make cash transfers. Within the finance department, the roles of payment approval, payment execution, record keeping, and auditing are segregated to minimize risk.

Under PRC laws and regulations, we are subject to restrictions on foreign exchange and cross-border cash transfers, including to U.S. investors. Our ability to distribute earnings to the holding company and U.S. investors is also limited. We are a Cayman Islands holding company and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. When any of our PRC subsidiaries incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Under PRC laws and regulations, each of our PRC subsidiaries may pay dividends only out of its respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a PRC enterprise is required to set aside at least 10% of its after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. At its discretion, a PRC enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to a staff welfare and bonus fund. These reserve fund and staff welfare and bonus fund cannot be distributed to us as dividends. In addition, our PRC subsidiaries generate their revenue primarily in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to pay dividends to us. For more details, see “Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment.”

Summary of Risk Factors

An investment in our ADSs involves significant risks. You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Below is a summary of material risks we face, organized under relevant headings. Full-fledged discussion of these risks can be found in the section headed “Risk Factors.”

Risks related to our business and industry

Risks and uncertainties relating to our business and industry include, but are not limited to, the following:

•

The pet care industry is highly fragmented and competitive. If we fail to compete effectively, we may lose our market share or fail to gain additional market share, and our growth and profitability may be materially and adversely affected;

•

Negative publicity arising from claims that we do not properly care for pets we treat or negative media coverage in general could adversely affect how we are perceived by the public and reduce our revenues and profitability;

•	A decline in consumer spending or a change in consumer preferences or demographics may materially and adversely affect our business and results of operations;

•	If we fail to acquire and retain new customers, or fail to do so in a cost-effective manner, our business, financial condition and results of operations may be materially and adversely affected;

•	Expanding into new businesses and services may expose us to new challenges and more risks;

•	The growth of our business depends on our ability to effectively capture the evolving consumer trends, improve existing products and services and expand into new offerings;

•	If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected;

•	If we fail to generate or obtain sufficient capital to finance our business operations and growth, we may be unable to sustain our growth and our business may be materially and adversely affected;

•

Our continued success is substantially dependent on positive perceptions of our brands. Any harm to our brands or failure to maintain and enhance our brand recognition may materially and adversely affect our business and results of operations;

•

If we fail to take adequate safety precautions, there will be an increased risk of injuries or other health problems suffered by our employees, customers or trainees at our facilities and we may be subject to additional costs and regulatory, litigation and reputational risks;

•

Animal health products and medications used on animals are subject to safety, quality or efficacy concerns, which may have a material and adverse effect on our reputation, financial condition and results of operations; and

•

Any lack of requisite approvals, licenses or permits applicable to our business operation may have a material and adverse impact on our business and results of operations. Certain aspects of our business were or currently are not in full compliance with the regulatory requirements, including certain of our hospitals’ failure to obtain or renew the License for Animal Diagnosis and Treatment under their own names and many of our PRC entities’ failure to obtain the Radiation Safety License before using or selling radioisotopes and radiation-emitting devices, among other things.

For more detailed information, see “Risk Factors—Risks Related to Our Business and Industry.”

Risks related to doing business in China

We are also subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

•

The PRC government’s significant authority in regulating our operations and its oversight or control over offshore offerings and foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. The PRC government may influence or intervene in our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our ADSs. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline or become worthless.

•	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

•

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice, could result in a material adverse change in our operations and/or the value of our ADSs.

•

The approval or other requirements of the CSRC or other PRC governmental authorities may be required in connection with this offering under PRC law, and, if required, we cannot predict whether we will be able to obtain such approval or how long it will take. Any failure to obtain or delay in obtaining the required approval for this offering, or a rescission of such approval would subject us to sanctions imposed by the relevant PRC regulatory authority.

•

Any failure to comply with the various applicable laws and regulations related to data security, cybersecurity and personal information and privacy protection could affect our offshore listing and lead to liabilities, penalties or other regulatory actions, which could have a material and adverse effect on our business, financial condition and results of operations.

•

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

•

Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2025 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2024 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

•	We are subject to PRC laws and regulations restricting capital flows which may affect our liquidity.

•	Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

For more detailed information, see “Risk Factors—Risk Related to Doing Business in China.”

Risks related to our ADSs and this offering

In addition to the risks described above, we are subject to general risks related to our ADSs and this offering, including, without limitation, the following:

•	There has been no public market for our shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all;

•	The trading price of our ADSs may be volatile, which could result in substantial losses to you;

•

The concentration of our share ownership among executive officers, directors, and principal shareholders and their affiliated entities will likely limit your ability to influence corporate matters and could discourage others from pursuing any change of control transaction that holders of our ordinary shares and ADSs may view as beneficial; and

•

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

For more detailed information, see “Risk Factors—Risks Related to Our ADSs and this Offering.”

Permissions for Our Operation and Securities Issuances to Foreign Investors and Recent Regulatory Developments

Under PRC laws and regulations, we are required to obtain or complete a number of licenses, approvals, registrations, filings and other permissions for our operation. Below is a summary of the permissions that are material to our business and operations and their current status:

•

Licenses for Animal Diagnosis and Treatment for our pet hospitals. As of the date of this prospectus, the majority of our pet hospitals have obtained such licenses, and we are in the process of applying for such licenses for some of the newly-established pet hospitals.

•

Radiation Safety Licenses for our pet hospitals that use radioisotopes and radiation-emitting devices. As of the date of this prospectus, most of our pet hospitals using radioisotopes and radiation-emitting devices have obtained such licenses, and we are in the process of applying for such licenses for our pet hospitals that have not.

•

Veterinary Drug Operation Licenses for our supply chain services relating to veterinary drugs distribution. As of the date of this prospectus, all of our PRC subsidiaries engaged in the veterinary drug distribution business have obtained such licenses, except that (i) one Veterinary Drug Operation License we have obtained expired and has not been renewed due to the suspension of the approval process by the local authority, and (ii) some of our PRC subsidiaries that have changed their business names and/or business addresses have not renewed their Veterinary Drug Operation Licenses to reflect the up-to-date status.

•

Value-added Telecommunications Business Operating License for online data processing and transaction processing services in relation to our Rvet platform, which we have obtained as of the date of this prospectus.

•

Permits and filings related to fire protection and environmental protection. The local requirements and practices vary among different regions of China. We have been communicating with the local authorities regularly and are committed to obtaining the permits or completing the filings where applicable and practicable.

For more details, see “Risk Factors—Risks Related to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business operation may have a material and adverse impact on our business and results of operations. Certain aspects of our business were or currently are not in full compliance with the regulatory requirements, including certain of our hospitals’ failure to obtain or renew the License for Animal Diagnosis and Treatment under their own names and many of our PRC entities’ failure to obtain the Radiation Safety License before using or selling radioisotopes and radiation-emitting devices, among other things” and “Risk Factors—Risks Related to Our Business and Industry—If we fail to comply with environmental, fire protection, drainage or health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material and adverse effect on the success of our business.” In addition, there remain substantial uncertainties with respect to the regulatory requirements for our online local services and online and offline continued veterinary education services. See “Risk Factors—Risks Related to Our Business and Industry—Certain of our products and solutions in relation to online local services and online and offline continued education services may be subject to value-add telecommunications-related regulations, other internet-related regulations or education related regulations, which are foreign prohibited or restricted areas, and future legislative or regulatory actions could adversely affect our business, results of operations and financial condition.”

On November 14, 2021, the Cyberspace Administration of China, or the CAC, issued the Administrative Regulations of Cyber Data Security (Draft for Comments), or the Draft Cyber Data Security Regulations, which provide that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or spin-off of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; (iv) other data processing activities that affect or may affect national security. On December 28, 2021, the CAC, together with other relevant administrative departments, jointly promulgated the Cybersecurity Review Measures which became effective on February 15, 2022. According to the Cybersecurity Review Measures, a critical information infrastructure operator shall declare any network product or service that affects or may affect national security for a cybersecurity review, and an internet platform operator who possesses personal information of more than one million users shall apply for a cybersecurity review before listing in a foreign country, and the relevant governmental authorities may initiate a cybersecurity review if they consider that the relevant network products or services or data processing activities affect or may affect national security. On April 15, 2022, we received written confirmation from the Cybersecurity Review Office that we are not required to apply for a cybersecurity review in connection with this offering and our proposed listing under the Cybersecurity Review Measures. However, we cannot preclude the possibility that the Cybersecurity Review Measures will subject us to the cybersecurity review by the CAC in relation to our operations or require us to adjust our business practices. See “Risk Factors—Risks Related to Doing Business in China—Any failure to comply with the various applicable laws and regulations related to data security, cybersecurity and personal information and privacy protection could affect our offshore listing and lead to liabilities, penalties or other regulatory actions, which could have a material and adverse effect on our business, financial condition and results of operations.”

On July 6, 2021, the PRC government promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities, or the July 6 Opinions, which, among other things, called for enhanced administration and supervision of overseas-listed China-based companies, proposed to strengthen the supervision of overseas issuance and listing of shares by China-based companies and clarified the responsibilities of competent domestic industry regulators and government authorities. Since the July 6 Opinions were promulgated, no further explanations or detailed rules and regulations with respect to the July 6 Opinions have been issued, leaving uncertainties regarding the interpretation and implementation of the July 6 Opinions. On December 24, 2021, the State Council’s Administrative Regulations on Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Public Comments) and the Administrative Measures on Filing of Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Public Comments) were released for public comments by the CSRC, and such public comment period has ended. Pursuant to these drafts, PRC domestic companies that directly or indirectly offer or list their securities in an overseas market, which include (i) any PRC company limited by shares that contemplates an offering or listing of its securities in an overseas market, and (ii) any offshore company that conducts its business operations primarily in China and contemplates an offering or listing of its securities in an overseas market based on its onshore equities, assets or similar interests, are required to file with the CSRC within three business days after submitting their listing application documents. The drafts, among others, further stipulate that when determining whether an offering and listing shall be deemed as an “indirect overseas offering and listing by a Chinese company”, the principle of “substance over form” shall be followed, and if the issuer meets the following conditions, its offering and listing shall be determined as an “indirect overseas offering and listing by a Chinese company” and is therefore subject to the filing requirement: (1) the revenues, profits, total assets or net assets of the Chinese operating entities in the most recent financial year account for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; or (2) the majority of senior management in charge of business operations are Chinese citizens or have domicile in the PRC, and its principal place of business is located in the PRC or main business activities are conducted in the PRC. Failure to complete such filing may subject a PRC domestic company to a warning or a fine between RMB1 million and RMB10 million. If the circumstances are serious, the PRC domestic company may be ordered to suspend its business or suspend its operation for rectification, or its permits or businesses license may be revoked. However, as of the date of this prospectus, uncertainties exist regarding the final form of these regulations as well as the interpretation and implementation thereof after promulgation. In the event that these drafts come into effect before the consummation of this offering, we will take any and all actions necessary to complete the required filing with the CSRC. See “Risk Factors—Risks Related to Doing Business in China—The approval or other administration requirements of the China Securities Regulatory Commission, or the CSRC, or other PRC governmental authorities may be required in connection with this offering under PRC law.” We plan to comply with the filing procedures of the CSRC with respect to this offering, if and when such procedures are adopted by the CSRC.

The Holding Foreign Companies Accountable Act

The HFCAA was enacted on December 18, 2020. The HFCAA states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB, which may impact our ability to remain listed on a United States stock exchange. Furthermore, on December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements under the HFCAA, pursuant to which the SEC will identify a “Commission-Identified Issuer” if an issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. The related risks and uncertainties could cause the value of our ADSs to significantly decline or become worthless. For more details, see “Risk Factors Risks Related to Our Business and Industry The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspection,” and “Risk

Factors Risks Related to Our Business and Industry Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2025 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2024 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Implication of Being an Emerging Growth Company

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include an exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. Pursuant to the JOBS Act, we have elected to take advantage of the benefits of this extended transition period for complying with new or revised accounting standards. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the United States Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Implication of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers. Moreover, the information we are required to file with or furnish to the SEC is less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the [New York Stock Exchange/Nasdaq Stock Market] listing standards. See “Risk Factors—Risks Related to Our ADSs and This Offering—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the [Nasdaq Stock Market’s/New York Stock Exchange’s] corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the [Nasdaq Stock Market’s/New York Stock Exchange’s] corporate governance requirements.”

Corporate Information

Our principal executive offices are located at 56F, Building A, Kingkey Timemark, No.9289 Binhe Boulevard, Futian District, Shenzhen, Guangdong Province 518042, People’s Republic of China. Our telephone number at this address is +86 755-8398-6686. Our registered office in the Cayman Islands is located at Citco Fund Services (Cayman Islands) Limited of 89 Nexus Way, Camana Bay; PO Box 31106, George Town, Grand Cayman, KY1-1205, Cayman Islands. Our agent for service of process in the United States is                     , located at                    .

Investors should submit any inquiries to the address or through the telephone number of our principal executive offices. Our main website is http://www.ruipengpet.com. The information contained on our website is not a part of this prospectus.

Conventions that Apply to this Prospectus

Unless otherwise indicated or the context otherwise requires, and for purposes of this prospectus only:

•

“active customer” refers to a customer making at least one purchase for a service or product in a given period, and active customers for our pet care services refer to customers who purchased services or products provided by our pet hospital network;

•	“ADRs” refer to the American depositary receipts that evidence our ADSs;

•	“ADSs” refer to our American depositary shares, each of which represents ordinary shares;

•

“China” or “the PRC” refers to the People’s Republic of China, excluding, for the purposes of this prospectus only, Hong Kong, Macau and Taiwan, and “Greater China” includes Hong Kong, Macau and Taiwan;

•	“customer repurchase rate” refers to the percentage of customers that have purchased more than once in a calendar year;

•	“first-tier cities” in China refers to Beijing, Shanghai, Guangzhou and Shenzhen;

•

“pet care market share” refers to the result of dividing revenue of pet care services by the size of China’s pet care industry excluding the size of veterinary stations. The size of veterinary stations is excluded because the main business of veterinary stations is typically different from that of pet hospitals, as veterinary stations focus primarily on animal husbandry, while pet hospitals focus primarily on companion pets and pet care services;

•	“RMB” refers to the legal currency of China;

•	“New Ruipeng,” “we,” “us,” “our company” and “our” refer to New Ruipeng Pet Group Inc., a Cayman Islands holding company, and its subsidiaries;

•	“shares” or “ordinary shares” refers to our ordinary shares, par value US$0.000001 per share;

•	“Skyfield Group” refers Skyfield Holdings (Cayman) Inc. and its subsidiaries;

•	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States;

•

“veterinary expert” in China refers to a veterinary professional who has conducted clinical work for pets for over 10 years, has provided specialized diagnosis and treatment for more than 200 cases, has issued more than three publications on core journals in the field, and has class hours or presentations of over 20 hours during industry meetings; and

•	“veterinary stations” refers to animal husbandry and veterinary stations established and operated by local governments that focus primarily on issues on livestock production.

When we refer to our “pet hospitals,” the term includes our pet hospitals and a small number of pet clinics unless the context indicates otherwise.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their option to purchase additional ADSs.

Our reporting currency is RMB. This prospectus also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from RMB to U.S. dollars were made at a rate of RMB6.3726 to US$1.00, the exchange rate in effect as of December 30, 2021 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System on December 30, 2021. We make no representation that any RMB or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all.

THE OFFERING

Offering price	We currently estimate that the initial public offering price will be between US$ and US$ per ADS.

ADSs offered by us	ADSs (or ADSs if the underwriters exercise their option to purchase additional ADSs in full).

[ADSs offered by the selling shareholders	ADSs (or ADSs if the underwriters exercise their option to purchase additional ADSs in full). ]

ADSs outstanding immediately after this offering	ADSs (or ADSs if the underwriters exercise their option to purchase additional ADSs in full).

Ordinary shares issued and outstanding immediately after this offering	ordinary shares (or ordinary shares if the underwriters exercise their option to purchase additional ADSs in full). This number assumes that all of our outstanding shares have been converted, on a one-for-one basis, into our ordinary shares immediately upon the completion of this offering.

The ADSs	Each ADS represents ordinary shares, par value US$0.000001 per share.

The depositary will hold ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may surrender your ADSs to the depositary in exchange for ordinary shares. The depositary will charge you fees for any such exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Option to purchase additional shares	We [and the selling shareholders] have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an additional ADSs [and an additional ADSs, respectively].

Use of proceeds	We expect that we will receive net proceeds of approximately US$ million from this offering, or approximately US$ million if the underwriters exercise their option to purchase additional ADSs in full, assuming an initial public offering price of US$ per ADS, which is the midpoint of the estimated range of the initial public offering price, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering (i) approximately 35% for strengthening our brand, expanding our pet hospital network in China, and further upgrading our pet care services; (ii) approximately 20% for investing in our supply chain service and local services capabilities; (iii) approximately 20% for exploring new initiatives including upstream and downstream business opportunities as well as global expansion, although we have not identified any specific opportunities including mergers and acquisitions at this time; (iv) approximately 15% for research and development to enhance digitalization and technology, especially in smart treatment, online platform and data insight; and (v) approximately 10% for working capital and other general corporate purposes. See “Use of Proceeds” for more information.

[We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.]

Lock-up	[We, our directors and executive officers and our current shareholders have agreed with the underwriters not to sell, transfer or otherwise dispose of any ADSs, ordinary shares or similar securities for a period of [180] days after the date of this prospectus, subject to certain exceptions. In addition, we will not authorize or permit , as depositary, to accept any deposit of any ordinary shares or issue any ADSs for 180 days after the date of this prospectus unless we expressly consent to such deposit or issuance and we have agreed not to provide such consent without the prior written consent of the representatives on behalf of the underwriters. The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares. See “Shares Eligible for Future Sales” and “Underwriting.”]

[Directed ADS Program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of ADSs offered in this offering to some of our directors, officers, employees, business associates and related persons through a directed ADS program.]

Listing	We intend to apply to have the ADSs listed on [the New York Stock Exchange/Nasdaq Global Market] under the symbol “ .” Our ADSs and shares will not be listed on any other stock exchange or traded on any automated quotation system.

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of The Depository Trust Company on , 2022.

Depositary

The number of ordinary shares that will be outstanding immediately after this offering:

•

is based on 13,564,280,460 issued and outstanding ordinary shares as of the date of this prospectus, assuming that all of our outstanding Class A ordinary shares and Class B ordinary shares have been converted, on a one-for-one basis, into our ordinary shares immediately upon the completion of this offering;

•	includes ordinary shares in the form of ADSs that we will issue and sell in this offering, assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs; and

•	excludes all ordinary shares issuable upon exercise of our outstanding options and ordinary shares reserved for future issuances under our share incentive plan.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated statements of net loss data for the years ended December 31, 2020 and 2021, summary consolidated balance sheets data as of December 31, 2020 and 2021 and summary consolidated statements of cash flow data for the years ended December 31, 2020 and 2021 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Our historical results are not necessarily indicative of results expected for future periods. You should read this Summary Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For the Year Ended December 31,
	2020	2021
	RMB	RMB	US$
	(in thousands, except for share and per share data)
Summary Consolidated Statements of Net Loss Data:
Revenues
Services
Pet care services	2,053,955	2,973,521	466,610
Product
Supply chain	591,732	1,280,311	200,909
Local services	362,598	529,839	83,143

Total revenues	3,008,285	4,783,671	750,662
Cost of revenues
Services
Pet care services	(1,969,207)	(2,872,948)	(450,829)
Product
Supply chain	(508,356)	(1,133,886)	(177,931)
Local services	(388,241)	(553,676)	(86,884)

Total cost of revenues	(2,865,804)	(4,560,510)	(715,644)

Gross profit	142,481	223,161	35,018

Operating expenses:
Sales and marketing	(174,720)	(357,173)	(56,049)
General and administrative	(895,681)	(1,136,143)	(178,285)
Research and development	(52,332)	(82,656)	(12,971)

Total operating expenses	(1,122,733)	(1,575,972)	(247,305)

Loss from operations	(980,252)	(1,352,811)	(212,287)
Interest income	18,593	34,493	5,414
Interest expense	(12,993)	(32,631)	(5,121)
Foreign exchange gain (loss)	1,471	(390)	(62)
Share of net loss from equity method investments	(290)	(626)	(98)
Remeasurement gain on step acquisitions	6,609	54,337	8,527
Fair value loss of contingent consideration	(21,277)	(2,123)	(333)
Gain on disposal of subsidiaries	—	509	80

	For the Year Ended December 31,
	2020	2021
	RMB	RMB	US$
	(in thousands, except for share and per share data)
Loss before income taxes	(988,139)	(1,299,242)	(203,880)
Income tax expenses	(11,645)	(12,014)	(1,885)

Net loss	(999,784)	(1,311,256)	(205,765)
Net loss attributable to non-controlling interests	26,375	14,103	2,213
Foreign exchange gain (loss) on foreign currency denominated redeemable ordinary shares	(186,396)	(74,390)	(11,673)

Net loss attributable to Ruipeng Pet Group Inc.	(1,159,805)	(1,371,543)	(215,225)

Net loss per share attributable to ordinary shares:
Basic and diluted	(0.10)	(0.11)	(0.02)

Weighted average shares used to compute net loss per share attributable to ordinary shares:
Basic and diluted	5,179,509,953	5,008,056,549	5,008,056,549

The following table presents our summary consolidated statements of balance sheet data as of December 31, 2020 and 2021:

	As of December 31,
	2020	2021
	RMB	RMB	US$
	(in thousands)
Summary Consolidated Statements of Balance Sheet Data:
Current assets:
Cash and cash equivalents	4,024,308	772,640	121,244
Restricted cash	—	914,725	143,540
Short-term investments	—	893,598	140,225
Accounts receivable, net	92,713	125,872	19,752
Inventories	423,646	729,935	114,543
Prepaid expenses and other current assets	416,920	720,752	113,102
Amounts due from related parties	8,246	916	144

Total current assets	4,965,833	4,158,438	652,550

Total assets	8,696,870	9,494,692	1,489,924

Current liabilities:
Short-term bank borrowings	350,000	1,392,280	218,479
Accounts payable	180,654	237,759	37,310
Income tax payable	12,244	1,920	301
Contract liabilities	234,778	355,722	55,820
Accrued expenses and other liabilities	1,151,283	1,535,527	240,958

Total current liabilities	1,928,959	3,523,208	552,868

Total liabilities	1,934,179	3,532,626	554,346
Redeemable ordinary shares	8,361,156	8,243,339	1,293,559
Total Ruipeng Pet Group Inc. shareholders’ deficit	(1,718,562)	(2,334,895)	(366,395)
Non-controlling interests	120,097	53,622	8,414
Total other shareholders’ deficit	(1,598,465)	(2,281,273)	(357,981)

Total liabilities, redeemable ordinary shares and other shareholders’ deficit	8,696,870	9,494,692	1,489,924

The following table presents our summary consolidated statements of cash flow data for the years ended December 31, 2020 and 2021:

	For the Year Ended December 31,
	2020	2021
	RMB	RMB	US$
	(in thousands)
Summary Consolidated Statements of Cash Flow Data:
Net cash provided by (used in) operating activities	(476,107)	(1,166,773)	(183,092)
Net cash provided by (used in) investing activities	(338,966)	(2,099,295)	(329,426)
Net cash provided by financing activities	4,033,403	971,849	152,504
Exchange rate effect on cash and cash equivalents and restricted cash	(167,373)	(42,724)	(6,704)

Net increase (decrease) in cash and cash equivalents and restricted cash	3,050,957	(2,336,943)	(366,718)
Cash and cash equivalents and restricted cash at the beginning of the year	973,351	4,024,308	631,502

Cash and cash equivalents and restricted cash at the end of the year	4,024,308	1,687,365	264,784

Non-GAAP Financial Measures

In evaluating our business, we consider and use Adjusted EBITDA and Adjusted EBITDA Margin as supplemental non-GAAP measures to review and assess our operating performance. The presentation of these non-GAAP measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define Adjusted EBITDA as net income, plus net interest expense, depreciation and amortization, and further adjusted to eliminate the impact of certain items that we do not consider indicative of our core operations. We define Adjusted EBITDA Margin as Adjusted EBITDA as a percentage of our total revenues.

We present Adjusted EBITDA and Adjusted EBITDA Margin because they are used by our management to evaluate our operating performance and formulate business plans. These non-GAAP measures reflect the company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. We also believe that the use of these non-GAAP measures facilitate investors to understand and evaluate our current operating performance and future prospects in the same manner as management does, if they so choose. We also believe that these non-GAAP measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of our core operating results and business outlook.

These non-GAAP measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP measures have limitations as analytical tools. The non-GAAP adjustments to loss before income tax to arrive at the Adjusted EBITDA do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling Adjusted EBITDA to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

The following table reconciles loss before income taxes to Adjusted EBITDA and Adjusted EBITDA Margin for the years presented.

	For the Year Ended December 31,
	2020	2021
	RMB	RMB	US$
	(in thousands, except for percentages)
Reconciliation of loss before income tax to Adjusted EBITDA and Adjusted EBITDA Margin:
Loss before income taxes	(988,139)	(1,299,242)	(203,880)
Adjustments:
Depreciation and amortization	313,943	356,990	56,020
Interest expense	12,993	32,631	5,121

EBITDA	(661,203)	(909,621)	(142,739)
Other Adjustments:
Non-cash costs:
Share-based compensation	5,961	42,114	6,609
Fair value loss of contingent consideration	21,277	2,123	333
Non-recurring costs:
One-off non-capitalizable deal expenses related to financing(1)	18,537	12,995	2,039

Adjusted EBITDA	(615,428)	(852,389)	(133,758)

Adjusted EBITDA Margin	(20.5)%	(17.8)%	(17.8)%

Notes:

(1)	One-off non-capitalizable deal expenses related to financing primarily consist of financial and legal professional fees paid in connection with our financing.

RISK FACTORS

An investment in our ADSs involves significant risks. You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material and adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment. In particular, as we are a China-based company incorporated in the Cayman Islands, you should pay special attention to the subsection headed “Risks Related to Doing Business in China” below.

Risks Related to Our Business and Industry

The pet care industry is highly fragmented and competitive. If we fail to compete effectively, we may lose our market share or fail to gain additional market share, and our growth and profitability may be materially and adversely affected.

The pet care industry is highly fragmented and competitive and we expect that competition may become even more intense in the future. We compete with a number of pet care services providers, specialty pet store chains and independent pet stores. We also compete with online retailers, supermarkets, warehouse clubs and mass merchants. The pet care industry has become increasingly competitive as existing market players expand their pet-related service and product offerings and new players enter into the market. Some of our international competitors are larger and have access to greater capital and the ability to invest in more resources than we do.

We may face greater competition from national, international, regional, local and online pet care services providers in the future. In particular, if any of our major competitors seeks to gain or retain market share by reducing prices or by introducing additional products or services, we may be required to reduce prices on our key products or services or introduce new offerings in order to remain competitive, which may negatively affect our profitability and require a change in our operating strategies.

In addition, new competitors have been entering our market and may continue to do so and existing competitors may introduce new and competitive products and services. Some of our competitors or potential competitors may seek to differentiate themselves by offering similar products or services at lower prices or bundled product and service offerings through co-marketing arrangements.

We believe that our ability to compete effectively depends on many factors, including the breadth and depth of our products and service offerings, our pricing competitiveness, customer experience, our ability to form and retain a closed-loop business model, our supply chain capabilities, our technological capabilities, quality control of our product and service offerings, our long-term investments in equity method investees in the pet care industry, our marketing efforts, and the strength and reputation of our brand.

In addition, as our business continues to grow rapidly, we face significant competition for highly skilled personnel, including management, veterinarians and other pet care professionals, and back-office personnel such as IT professionals. The success of our growth strategy depends in part on our ability to retain existing personnel and attract additional highly skilled employees.

Furthermore, if consumer preferences change and thereby decrease the attractiveness of what we believe to be our competitive advantages, including high-quality service offerings, our extensive product assortment, premium product offerings, competitive pricing, and a unique customer experience, or if we fail to otherwise positively differentiate our customer experience from that of our competitors, we may lose our market share or fail to gain additional market share, and as a result, our growth and profitability could be adversely affected.

Negative publicity arising from claims that we do not properly care for pets we treat or negative media coverage in general could adversely affect how we are perceived by the public and reduce our revenues and profitability.

From time to time we receive claims or complaints alleging that we do not properly care for some of the pets we handle, which may include dogs, cats, birds, fish, reptiles, and other animals. Deaths, injuries or losses sometimes occur while animals are under our care, including during transportation. Although the claims or complaints we receive are often due to inadequate communication with our customers, we may be subject to claims that our animal care practices, including veterinary, grooming and other services, or the related training of our associates, do not provide the proper level of care. Our efforts to establish our reputation as a “health and wellness” company increases the risk of claims or complaints regarding our practices. Any such claims or complaints, as well as any related news reports or reports on social media, even if inaccurate or untrue, could cause negative publicity, which in turn could harm our business and have a material adverse effect on our results of operations.

In addition, negative publicity about us or our business, shareholders, affiliates, directors, officers or other employees, brand partners, manufacturers, third-party platforms, service providers and other third parties as well as the industry in which we operate, can harm our operations and reputation. Such negative publicity could be related to a variety of matters, including, but not limited to:

•

alleged misconduct or other improper activities committed by our shareholders, affiliates, directors, officers and other employees, as well as our brand partners, manufacturers, third-party platforms, service providers and other third parties;

•

allegations or rumors about us or our shareholders, affiliates, directors, officers and other employees, as well as our brand partners, manufacturers, third-party platforms, service providers and other third parties, including but not limited to allegations or rumors about excessive overtime or other mistreatment of employees or violations of labor laws;

•	customer complaints about the quality, pricing, delivery, returns, refunds and other aspects of products and services provided by us or third parties we cooperate with;

•	complaints or disputes arising from the interpretation of terms and conditions of the pet medical cards we provide;

•	infringement activities associated with counterfeit goods on our platform;

•	security breaches or customer data leakage;

•	challenges or scrutiny from animal welfare advocates;

•	governmental and regulatory investigations or penalties resulting from our failure to comply with applicable laws and regulations;

•	instances of product or service safety issues including injuries and deaths of pets caused by products and services on our platform, even those not involving us or our business partners; and

•	other lawsuits and legal proceedings, with or without merits.

In addition to traditional media, there has been an increasing use of social media platforms and similar devices in China, including instant messaging applications, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of users and other interested persons. The availability of information on instant messaging applications and social media platforms is virtually immediate and may not afford us an opportunity for redress or correction. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning our company, shareholders, directors, officers and employees as well as our brand partners, manufacturers, third-party platforms, service providers and other third parties may be posted on such platforms at any time. Such negative publicity, whether valid or not, may result in a decrease in customer confidence in us and materially and adversely affect our reputation, business, financial condition and results of operations.

A decline in consumer spending or a change in consumer preferences or demographics may materially and adversely affect our business and results of operations.

Our sales and profitability depends in part on the frequency of visits to our pet hospitals, which is impacted by consumer spending habits. Consumer spending habits are affected by a number of factors, including among other things, the continued impact of the COVID-19 outbreak, disruption or volatility in global financial markets, changes in interest rates, the availability of discretionary income and credit, weather, consumer confidence, unemployment levels and government orders restricting freedom of movement. The Chinese economy has undergone and may in the future undergo, significant volatility. Business and financial disruptions in China could have a material adverse effect on the demand for our services. We may experience declines in sales or changes in the types of products and services sold during economic downturns. Our business could be harmed by any material decline in the amount of consumer spending, which could reduce our sales, or result in a decrease in the sales of higher-margin products, which could reduce our profitability and adversely affect our business. In addition, economic concerns may cause some pet parents to elect to skip or defer visits to pet hospitals, forgo expensive treatment options or defer treatment for their pets altogether, or affect their willingness to approve certain diagnosis tests, comply with a treatment plan, or even own a pet. Additionally, the frequency of visits to our pet hospitals and the number of diagnosis tests performed by our laboratories may be negatively impacted as a result of preventative care and better pet nutrition. The demand for our products and services may decline as a result of the eradication or substantial declines in the prevalence of certain diseases. Also, many pet-related products traditionally sold at pet hospitals have become more widely available in retail stores and other channels of distribution, including the internet, resulting in a decline in demand for these products at our pet hospitals. All of the foregoing may result in a decrease in sales of our products and services, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

In addition, we have benefited from increasing pet ownership, discretionary spending on pets and current trends in humanization and premiumization in the pet care industry, as well as favorable pet ownership demographics. To the extent these trends slow or reverse, our sales and profitability would be adversely affected. The success of our business depends in part on our ability to identify and respond to evolving trends in demographics and consumer preferences. Failure to timely identify or effectively respond to changing consumer tastes, preferences, spending patterns and pet care needs could adversely affect our relationship with our customers, the demand for our products and services, our market share and our profitability.

If we fail to acquire and retain new customers, or fail to do so in a cost-effective manner, our business, financial condition and results of operations may be materially and adversely affected.

Our success depends on our ability to acquire and retain new customers and to do so in a cost-effective manner. In order to expand our customer base, we must appeal to, and acquire new pet parents and customers who have historically sought pet care services from other providers or purchased their pet products from other online or offline suppliers or retailers. We have incurred significant marketing and advertising expenses to promote our services and products to potential new customers. We cannot assure you that the net sales from the new customers we acquire will ultimately exceed the cost of acquiring those customers. If we fail to deliver a quality hospital visit or shopping experience, or if customers do not perceive the products or services we offer to be of high value and quality, we may be unable to acquire or retain customers. If we are unable to acquire or retain customers who purchase products or services in volumes sufficient to grow our business, we may be unable to generate the scale necessary to achieve operational efficiency and drive beneficial network effects with our suppliers. Consequently, our prices may increase, or may not decrease to levels sufficient to generate customer interest, our net sales may decrease and our margins and profitability may decline or not improve. As a result, our business, financial condition, and results of operations may be materially and adversely affected.

We believe that many of our new customers originate from word-of-mouth and other non-paid referrals from our customers. Therefore, we must ensure that our customers remain loyal to us in order to continue receiving those referrals. If our efforts to satisfy our customers are not successful, we may be unable to acquire new customers in sufficient numbers to continue to grow our business, and we may be required to incur significantly higher marketing expenses in order to acquire new customers.

We drive a significant amount of traffic to our website via social networking or other e-commerce channels used by our current and prospective customers. As social networking and e-commerce channels continue to rapidly evolve, we may be unable to develop or maintain a presence within these channels. If we are unable to cost-effectively drive traffic to our website, our ability to acquire new customers and our financial condition would be materially and adversely affected. Additionally, if we fail to increase our net sales per active customer, generate repeat purchases or maintain high levels of customer engagement, our business, financial condition, and results of operations could be materially and adversely affected.

Additionally, we host and participate in offline events to promote our brand name, such as the Pet Carnival in Beijing and various industry conferences, forums and seminars. As a result of COVID-19 and the travel and social gathering restrictions it has brought, our ability to continue to host or participate in such events, and in turn our ability to promote our brand name through such events, is adversely affected. We also cannot assure you that the benefit from hosting or participating in such events will ultimately exceed the significant costs it brings.

Expanding into new businesses and services may expose us to new challenges and more risks.

We strive to offer a wide variety of pet products and services that are responsive to customers’ evolving needs. Offering new products or services or expanding into new businesses, including launching new products and services and expansion into new product or service categories, involves new risks and challenges. For example, we currently provide to our customers a new service through a Wexin mini program, where we display various pet-related insurance products provided by qualified third-party insurance institutions. Such new service may be deemed as selling Internet insurance products or providing insurance services as an insurance agent, in which case we may be required to obtain the insurance agency business license. We do not believe we are required to obtain such license. However, we cannot assure you that the regulatory authorities will be of the same view. Further, we may offer certain financing services to our supply chain customers in the future, which may subject us to credit risks as well as regulatory risks related to the operation of a financing business. In addition, our lack of familiarity with those new products and services and lack of relevant customer data relating to them may make it more difficult for us to anticipate customer demand and preferences. We may misjudge consumer demand, resulting in inventory and personnel buildup and possible inventory write-down. It may also make it more difficult for us to inspect and control quality and ensure proper service provision or handling, storage and delivery of products. We may experience higher return rates on new products, receive more customer complaints about new products or services and face costly product liability claims related to our new products, which would harm our brand and reputation as well as our financial performance. Furthermore, we may not have much purchasing power in new categories of products and services, and we may not be able to negotiate favorable terms with suppliers. We may need to price aggressively to gain market share or remain competitive in new product or service categories. It may be difficult for us to achieve profitability in the new product or service categories and our profit margin, if any, may be lower than we anticipate, which would adversely affect our overall profitability and results of operations. We cannot assure you that we will be able to recoup our investments in introducing these new product or service categories.

The growth of our business depends on our ability to effectively capture the evolving consumer trends, improve existing products and services and expand into new offerings.

Our growth depends, in part, on our ability to successfully introduce, improve, and reposition our products and services to meet the requirements of pet parents. This, in turn, depends on our ability to predict and respond to evolving consumer trends, demands and preferences. Our ability to innovate is affected by the technical capability of our product development staff and third-party consultants, our attractiveness as a partner for outside research and development scientists and entrepreneurs, the success of our management and sales team in introducing and marketing new products and service offerings, our ability to leverage our digital and data capabilities to gather and respond to consumer feedback, and developing and testing new products, including complying with governmental regulations.

By leveraging our proprietary big data and AI technologies, we have introduced an intelligent pet care system to cover the full spectrum of smart treatment from an identification protocol applicable to dog noses and cat faces at the pre-examination stage to a smart follow-up tool at the post-examination stage. We have also introduced other advanced technologies for our pet care services. We continue to invest in the research and development of such intelligent pet care and high-end diagnosis and treatment technologies, but such effort may fail to produce results that meet our expectations.

We may be unable to determine with accuracy when or whether any of our products or services now under development will be launched, and we may be unable to develop or otherwise acquire product candidates or products. Additionally, we cannot predict whether any such products or services, once launched, will be commercially successful. If we are unable to successfully develop or otherwise acquire new products or services, our business, financial condition and results of operations may be materially adversely affected.

If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

Our ability to maintain or enhance our growth rates and profitability depends in part on our ability to increase our revenue and operating income through a balanced program of organic growth initiatives. Our growth strategies include to strengthen leadership in the pet care industry in China and further upgrade our services, to enhance supply chain services and local services capabilities and integrate the pet service value chain to empower industry growth and build up a vibrant ecosystem, to continue our investment in industry talents, to further improve operational quality and empower the pet care industry through digitalization and technology, and to expand overseas business. However, we may not be able to execute on these strategies as effectively as anticipated. Our ability to execute on these strategies depends on a number of factors, including:

•	whether we have adequate capital resources to expand and optimize our ecosystem, expand our offerings, build our digital and data capabilities and increase our spending on talent development;

•	our ability to continue to build new pet hospitals, acquire existing hospitals and further consolidate the industry;

•	our ability to hire, train and retain skilled managers and personnel, including veterinarians, information technology professionals, owned brand merchants, instructors, and groomers and trainers;

•	our ability to establish our brand in international markets and compete with local players by leveraging our digital capabilities; and

•	our ability to continue to upgrade our information and other operating systems and to make use of the data that we collect through these systems to offer better products and services to our customers.

Our current pet hospitals and other businesses may not maintain their levels of sales and profitability, and our growth strategies may not generate sales necessary to achieve a comparable level of profitability. To the extent that we are unable to execute on our growth strategies in accordance with our expectations and fail to maintain the current levels of sales and profitability, our business and results of operations may suffer. In addition, our internal growth may continue to fluctuate and may be below our historical rates. Any reduction in the rate of our internal growth may cause our revenue and operating income to decrease. Investors should not assume that our historical growth rates are reliable indicators of results in future periods.

If we fail to generate or obtain sufficient capital to finance our business operations and growth, we may be unable to sustain our growth and our business may be materially and adversely affected.

Our growth rate depends, to a large degree, on the availability of adequate capital to fund the expansion of our offerings, including veterinary and other services and digital capabilities, which in turn will depend in large part on cash flow generated by our business and the availability of equity and debt capital. We cannot assure you that we will be able to maintain sufficient cash flow or obtain sufficient equity or debt capital on acceptable terms, or at all, to support our expansion plans.

Even if we are able to obtain additional financings, such financings may be on terms that are dilutive or potentially dilutive to our shareholders, and the prices at which new investors would be willing to purchase our securities may be lower than the public offering price of this offering or the current market price per share of our ordinary shares. The holders of new securities may also have rights, preferences, or privileges that are senior to those of existing stockholders. If new financing sources are required, but are insufficient or unavailable, we may need to modify our growth and operating plans and business strategies based on available funding, if any, which would harm our ability to grow our business.

Our continued success is substantially dependent on positive perceptions of our brands. Any harm to our brands or failure to maintain and enhance our brand recognition may materially and adversely affect our business and results of operations.

We believe that one of the reasons our customers prefer to purchase products and services from us, and that our partners choose us to collaborate with, is the reputation we have built over the years of serving our primary constituencies: customers, partners, and the communities in which we operate. To be successful in the future, we must continue to preserve, grow, and leverage the value of our reputation and our brands, including our pet hospitals, local services channels, supply chain, diagnosis laboratories, and continued veterinary education institutions. Reputational value is based in large part on perceptions of subjective qualities, and even isolated incidents that erode trust and confidence, particularly if they result in adverse publicity or widespread reaction on social media, governmental investigations, or litigation, can have an adverse impact on these perceptions and lead to adverse effects on our business, including decreased comparable sales, consumer boycotts and loss of new pet hospital development opportunities.

In addition, while we plan to continue to invest in the development of our business, including in the expansion of our offering of private brand products, we may be unable to maintain or expand sales of our private brand products for a number of reasons, including the loss of key suppliers and product recalls. See “—Our private label products may not always appeal to our customers, and may compete with our brand partners.” Our inability to sustain the growth and sales of our private brand offerings may materially and adversely affect our projected growth rates, business, financial condition, and results of operations.

Our large number of trademarks are valuable assets that support our brands and consumers’ perception of our products and services. We rely on trademark laws, as well as nondisclosure and confidentiality agreements and other methods, to protect our trademarks and brands. We may fail to protect our trademarks for a variety of reasons, such as malicious preemptive registration of trademarks by third parties. See “—Failure to establish, maintain, protect, and enforce our intellectual property and proprietary rights or prevent third parties from making unauthorized use of our technology or our brands could harm our competitive position or require us to incur significant expenses to enforce our rights.” If we are unable to maintain our reputation, protect our trademarks and brands, and further enhance our brand recognition, our results of operations and business may suffer.

If we fail to take adequate safety precautions, there will be an increased risk of injuries or other health problems suffered by our employees, customers or trainees at our facilities and we may be subject to additional costs and regulatory, litigation and reputational risks.

We have seen and may in the future see work-related injuries suffered by employees at our pet hospitals, stores, front distribution centers (“FDC”), warehouses and company-provided dormitories and during work-related travel. In particular, our hospital personnel face the risk of being injured by the pets they serve on a daily basis. Our employees are also subject to the risk of contracting various occupational diseases, animal diseases transmissible to humans and depression and other mental problems. The highly infectious nature of certain diseases such as rabies makes such diseases highly dangerous to our employees, our customers and other people who come into contact with them. Furthermore, our customers may also suffer injuries at our hospitals or other facilities, such as injuries caused by pets. Our trainees who receive training at our teaching facilities and training bases may also get injured due to inadequate safety measures taken by us. We have taken precautionary measures to protect our employees, customers and trainees and create a safe environment and continue to invest in such measures to improve the safety of our facilities. However, we cannot assure you that our safety measures will be adequate or effective. If our employees, customers or trainees are injured due to inadequate safety measures or accidents, we may be liable for medical costs and other forms of compensation and subject to government-imposed penalties and litigation and reputational risks.

Animal health products and medications used on animals are subject to safety, quality or efficacy concerns, which may have a material and adverse effect on our reputation, financial condition and results of operations.

Safety, quality or efficacy concerns can arise with respect to our products, including veterinary drugs and other medications used on animals, whether or not scientifically or clinically supported, leading to product recalls, withdrawals or suspended or declining sales, as well as product liability and other claims.

Violations of relevant regulations and regulatory actions based on these types of safety, quality or efficacy concerns could impact all or a significant portion of a product’s sales, affect the licenses of the veterinarians involved, and could, depending on the circumstances, materially and adversely affect our operating results. The cost of compliance with such laws and regulations may further impose financial burden on us. For example, for certain pet diseases that do not have an effective veterinary treatment option, some of our pet hospitals use on pets human medications or veterinary drugs pending regulatory approval or without import veterinary drug registration certificates. In addition, for certain pet diseases that do not have an effective treatment option, off-label use of certain veterinary drugs is provided in some of our hospitals. Also, some of our hospitals had inaccurate or incomplete records on veterinary drug use. These practices could violate the relevant PRC regulations. We cannot assure you that our hospitals will not use human medications or other problematic veterinary drugs on pets or the drug use records will remain authentic and complete in the future as required by the relevant PRC laws and regulations, which may subject us to order to rectify, administrative penalty of fines or revocation of the certificate or the licenses of the veterinarians involved or other civil or criminal liabilities for any loss caused. Further, as to the purchase, use and storage of narcotic and psychotropic drugs for animals, certain of our hospitals have not followed all the national or local required procedures, and there is no assurance we will be able to rectify the current practice of such hospitals and satisfy all the procedures and requirements under the relevant PRC laws and regulations and we may be subject to a warning, order to rectify, fines or other administrative penalties from the relevant regulators. Moreover, we did not have the relevant supporting documents of product quality qualifications or quarantine certificates for certain of the veterinary drugs we sold through our local services segment, and we cannot assure you that we will be able to obtain such qualifications or certificates in a timely manner or at all and we may be subject to order to rectify, administrative penalty of fines, confiscation of the drugs marketed and the income therefrom, revocation of the certificate on veterinary drugs operation, or other civil or criminal liabilities for any loss caused.

We have put in place a comprehensive set of internal policies to prevent and rectify the issues described above, including policies that (i) prohibit the inappropriate or unapproved use of human medications on pets or unapproved veterinary drugs, (ii) prohibit purchase, use and storage of narcotic and psychotropic drugs for animals and sales of veterinary drugs without relevant product quality qualifications or quarantine certificates and (iii) require each pet hospital and related veterinarian to maintain accurate and complete medical records. However, we cannot assure you that we will be able to remediate or rectify these issues and be in full compliance with the relevant PRC laws and regulations in a timely manner. In the event of an accident related to any of such animal health concerns, we may be held liable for any consequential damage and any resulting claims for damages, which may exceed our financial resources and may materially adversely affect our business, financial condition, results of operations and future growth prospects.

In addition, since we depend on positive perceptions of the safety, quality and efficacy of our products, and animal health products generally, by our customers, veterinarians and end-users, any concerns as to the safety, quality or efficacy of our products, whether actual or perceived, may harm our reputation. These concerns and the related harm to our reputation could materially adversely affect our operating results and financial condition, regardless of whether such reports are accurate.

Any lack of requisite approvals, licenses or permits applicable to our business operation may have a material and adverse impact on our business and results of operations. Certain aspects of our business were or currently are not in full compliance with the regulatory requirements, including certain of our hospitals’ failure to obtain or renew the License for Animal Diagnosis and Treatment under their own names and many of our PRC entities’ failure to obtain the Radiation Safety License before using or selling radioisotopes and radiation-emitting devices, among other things.

Our business is subject to intense regulation, and we are required to hold a number of licenses and permits in connection with our business operations, including, but not limited to, the License for Animal Diagnosis and Treatment, the Veterinary Drug Operation License and the Radiation Safety License. Approvals and licenses related to fire safety and environmental protection, among other things, are required for conducting business in our hospitals, FDCs and warehouses. Certain aspects of our business were not or have not been in full compliance with one or more of these requirements. If the applicable local government authorities consider that we were or have been operating without the proper approvals, licenses or permits, they have the power to, among other things, levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by government authorities may have a material and adverse effect on our results of operations.

Specifically, certain of our hospitals had in the past failed to obtain or renew, or have not obtained or renewed as of the date of this prospectus, the License for Animal Diagnosis and Treatment under their own names. Certain hospitals had in the past failed to submit, or have not submitted as of the date of this prospectus, annual reports regarding animal diagnosis and treatment activities to the relevant government authorities in a timely manner. The registered business scope, business addresses, hospital names or legal representatives stated on the licenses of some hospitals had in the past failed to reflect the latest status, or have not reflected the latest status as of the date of this prospectus. We may be given a warning, or be ordered to rectify the non-compliance or suspend the operation, or be subject to penalties of fines or confiscation of related gains, or even the relevant license may be revoked or cancelled, as the case maybe, by the relevant government authorities. We are in the process of making the applicable applications, filings and/or renewals with the applicable local authorities. However, we cannot assure you that we can obtain or renew such permits and licenses in a timely manner, or at all, due to complex procedural requirements and policies. Some of our hospitals may fail to meet certain establishment requirements at national or local regulatory levels, such as the selected location or the size of the usable area, though such hospitals have obtained the License for Animal Diagnosis and Treatment. To date, the regulatory governmental authorities have not raised any objection to our location or area size, nor have they imposed any penalties on us or revoked the License for Animal Diagnosis and Treatment held by us. If the relevant local government authorities require us to rectify such defects, we cannot assure you that we will be able to find an alternative suitable location satisfying the regulatory requirements and to obtain the approvals, permits or renewals from the proper level of government authorities, in a timely manner or at all.

Further, we failed to renew one of the Veterinary Drug Operation Licenses we have obtained due to the suspension of the approval process by the local authority due to a new wave of COVID-19 outbreaks in certain regions in China starting from the beginning of 2022. Some of our PRC entities have changed their business names and/or business addresses, but have not been able to renew their Veterinary Drug Operation Licenses or other relevant permits to reflect the latest status. We cannot assure you that we will be able to renew such licenses and permits in a timely manner, or at all, in the future. Failing to do so may subject us to business suspension for rectification, fines or confiscation of the related income and the veterinary drugs for distributions.

In addition, we use radioisotopes and radiation-emitting devices in many of our hospitals, and are required to apply for Radiation Safety Licenses. However, many of our hospitals failed to obtain the Radiation Safety License before using radioisotopes and radiation-emitting devices. Historically, one of our PRC entities sold radioisotopes and radiation-emitting devices to pet hospitals without a Radian Safety License as required under applicable laws and regulations. Such PRC entity has rectified its operations and obtained the required license as of the date of this prospectus. We might be ordered to rectify in a prescribed period, failing which we may be subject to cease of operation or revocation of the license, penalty of fines and confiscation of related gains. Many of our hospitals did not apply for the approval of the change registration as to the Radiation Safety License in a timely manner, which may also lead to administrative penalties if we fail to rectify as requested by the relevant government authority. We are in the process of making the applicable applications, filings and/or renewals with the applicable local authorities. However, we cannot assure you that we can obtain or renew such permits and licenses in a timely manner, or at all, due to complex procedural requirements and policies.

Furthermore, some of our premises used as pet hospitals and third-party diagnosis laboratories have not completed the fire protection design filing or fire control acceptance filing in a timely manner or at all. We might be ordered to stop the use of or to suspend our business operations in these premises, and imposed fines by the competent housing and urban and rural development authorities. We are in the process of making the applicable applications and filings with the applicable local authorities. However, we cannot assure you that we can obtain such permits and licenses in a timely manner, or at all, due to complex procedural requirements and policies.

Besides, many of our pet hospitals and our third-party diagnosis laboratory in Beijing and Chengdu historically did not complete the environmental impact assessment and acceptance filings, or have not completed the environmental impact assessment and acceptance filings as of the date of this prospectus, or failed to obtain the wastewater discharge permit or the pollutant discharge permit or go through the registration of pollutant discharge, as the case may be. We might be ordered to rectify within a prescribed period, failure to do which might result in fines imposed by the competent governmental authorities on us. If serious environmental pollution and ecological destruction were caused, we might be ordered to suspend, cease or close the relevant operations. We are in the process of making the applicable applications and filings with the applicable local authorities. However, we cannot assure you that we can obtain such permits and licenses in a timely manner, or at all, due to complex procedural requirements and policies.

We may also be required to obtain other approvals, permits or registration during our business operations. For example, we had in the past failed to obtain, or have not obtained as of the date of this prospectus, the certificate for animal epidemic prevention conditions to operate animal farms and raising areas, the relevant quarantine certificates to transport or sell live animals and the relevant filing record to set up pathogenic microbiology laboratories. Failing to do so may subject us to a warning, order to rectify in a prescribed time or suspend business for rectification or penalties of fines or confiscation of the related income and the veterinary drugs for distributions without the required license. We are in the process of making the applicable applications and filings with the applicable local authorities. However, we cannot assure you that we can obtain such permits and licenses in a timely manner, or at all, due to complex procedural requirements and policies.

As of the date of this prospectus, we have not been subject to material penalties or other material disciplinary action from the relevant governmental authorities regarding the conducting of our business without the above-mentioned approvals, licenses, permits and filing. However, we cannot assure you that the relevant governmental authorities would not require us to obtain the approvals, certificates or permits, complete filings or take any other actions retrospectively in the future. If the relevant governmental authorities require us to obtain the approvals, licenses or permits, or to complete filings, we cannot assure you that we will be able to do so in a timely manner or at all.

In addition, new laws and regulations may be enforced from time to time to require additional licenses and permits other than those we currently have. We may provide new products or services or expand our current business, which may also requires additional licenses and permits. We cannot assure you that we will be able to obtain such licenses and permits in a timely and cost-effective manner, and our financial condition and results of operations could be adversely affected if we fail to do so.

We have sought and will continue to seek to grow our business through acquisitions of or investments in pet hospitals, new or complementary businesses, products or services, or through strategic ventures, and the failure to successfully identify these opportunities, manage and integrate these acquisitions, investments, or alliances, or to achieve an adequate return on these investments, could have an adverse effect on us.

The pet care industry is highly fragmented. We have completed acquisitions in the past and may pursue expansion and acquisition opportunities in the future. If we are unable to manage acquisitions, investments, or strategic ventures, or integrate any acquired businesses, services, or technologies effectively, we may not realize the expected benefits from the transaction relative to the consideration paid, and our business, financial condition, and results of operations may be adversely affected. To be successful, the integration process requires us to achieve the benefits of combining the companies, including generating operating efficiencies and synergies and eliminating or reducing redundant costs. This integration process involves inherent uncertainties, and we cannot assure you that the anticipated benefits of these acquisitions will be fully realized without incurring unanticipated costs or diverting management’s attention from our core operations.

From time to time we also make strategic investments. These investments typically involve many of the same risks posed by acquisitions, particularly those risks associated with the diversion of our resources, the inability of the new venture to generate sufficient revenues, the management of relationships with third parties, and potential expenses. Strategic ventures have the added risk that the other strategic venture partners may have economic, business, or legal interests or objectives that are inconsistent with our interests and objectives.

We may not be able to make acquisitions or investments on favorable terms or within a desired time frame. For certain of our PRC subsidiaries we acquired historically, certain provisions of the shareholder agreements or investment agreements restrict us to transfer or dispose our equity interest in such PRC subsidiaries, which may affect our equity interests in the relevant PRC subsidiaries.

In addition, we may be unsuccessful in identifying and evaluating business, legal, or financial risks as part of the due diligence process associated with a particular transaction. We also cannot guarantee that we are able to resolve all the issues we have identified effectively, or at all, such as historical non-compliance incidents (including but not limited to underpayment of taxes) associated with acquired businesses. In addition, some investments may result in the incurrence of debt or may have contingent consideration components that may require us to pay additional amounts in the future in relation to future performance results of the subject business. If we do enter into agreements with respect to these transactions, we may fail to complete them due to factors such as failure to obtain regulatory or other approvals. We may be unable to realize the full benefits from these transactions, such as increased net sales or enhanced efficiencies, within the timeframes that we expect or at all. These events could divert attention from our other businesses and adversely affect our business, financial condition, and results of operations. Any future acquisitions also could result in potentially dilutive issuances of equity securities, the incurrence of additional debt, or the assumption of contingent liabilities.

Furthermore, we may be unsuccessful in the integration of the acquired businesses. Any difficulties in the integration process could result in increased expense, loss of customers and a decline in operating margins and profitability. We may experience delays and increased costs in integrating acquired businesses, particularly where we acquire a large number of animal hospitals in a single region at or about the same time. We also could experience delays in converting the systems of acquired businesses into our systems, which could result in increased staff and payroll expense to collect our results as well as delays in reporting our results, both for a particular region and on a consolidated basis. Further, the legal and business environment prevalent in new territories and with respect to new businesses may pose risks that we do not anticipate and materially adversely impact our ability to integrate newly acquired operations. In addition, our management may spend a greater amount of time integrating these new businesses and less time managing our existing businesses. During these periods, there may be less attention directed to marketing efforts or staffing issues, which could affect our revenue and expense. For all of these reasons, our historical success in integrating acquired businesses is not a reliable indicator of our ability to do so in the future.

Relatedly, from time to time, for our acquisitions, we use direct or indirect beneficial ownership in our equity interest as consideration to the selling shareholders. The interests of those external parties who become our direct or indirect beneficial owners this way may not align with ours. Even though they have limited influence on our operations and our relationship with them is governed by relevant contracts, disputes with them may arise and they may act against our interest, including harming our reputation. Additionally, some of the above acquisitions in China with direct or indirect beneficial ownership in our equity interest as consideration may be subject to the approval of the MOFCOM under Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, but we have not obtained such approval, which is rarely granted in practice. As of the date of this prospectus, we have not received any notice of warning or been subject to penalties or other disciplinary action in this regard. However, there is uncertainty as to how the M&A Rules will be interpreted or implemented or whether the relevant government authorities would promulgate any detailed requirements. Moreover, we may be required to receive approval under anti-monopoly and competition laws for our past and future acquisitions. We cannot guarantee that we will be able to obtain such regulatory approval when needed in a timely manner, or at all, failure of which will subject us to anti-monopoly regulatory actions.

If we fail to comply with environmental, fire protection, drainage or health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material and adverse effect on the success of our business.

We are subject to numerous environmental, fire protection, drainage or health and safety laws and regulations, including but not limited to those governing the construction procedures of pet hospitals, the use of radioisotopes and radiation-emitting devices, the handling, use, storage, treatment and disposal of hazardous materials, drainage and wastes discharge of stationary pollution sources. The cost of compliance with such laws and regulations is substantial. We failed to fulfill the relevant environmental or fire protection procedures, such as failure to prepare or complete environmental impact assessment document, obtain environmental assessment approval/filing receipt, complete environmental protection acceptance formalities, or complete filing of fire prevention design or fire prevention acceptance for many of our hospitals and our third-party diagnosis laboratories, which have caused penalties on us and may subject us to potential penalties. See “—Any lack of requisite approvals, licenses or permits applicable to our business operation may have a material and adverse impact on our business and results of operations. Certain aspects of our business were or currently are not in full compliance with the regulatory requirements, including certain of our hospitals’ failure to obtain or renew the License for Animal Diagnosis and Treatment under their own names and many of our PRC entities’ failure to obtain the Radiation Safety License before using or selling radioisotopes and radiation-emitting devices, among other things.” Further, many of our hospitals conduct the disposal of medical waste without a qualified disposal institution or a valid disposal agreement, and as a result, such hospitals may be warned or fined by the relevant competent authorities; where the spread of epidemic disease or environmental pollution accident is caused, such hospitals may be subject to the suspension or revocation of their business or operating licenses, or even criminal liabilities. Our third-party diagnosis laboratory in Beijing historically did not file the disposal plan of hazardous materials to the relevant environmental authority, nor has it renewed its agreement regarding the disposal of hazardous materials with a qualified disposal institution as of the date of this prospectus, and we have not signed a valid agreement regarding the disposal of hazardous materials with a qualified disposal institution for our third-party diagnosis laboratory in Chengdu. These incidents may cause the relevant laboratories to be ordered to rectify, subject to penalty of fines or confiscation of illegal gains, or such business may even be suspended or closed in serious situations. Additionally, we may be required to obtain the water drainage permit, the pollutant discharge permit or go through the registration of pollutant discharge but we have not done so because of the uncertainties of the interpretation and implementation of the relevant PRC laws and regulations. There is no assurance that we will be able to rectify these non-compliances in a short time or at all. We could be subject to cease of operation, fines, confiscation of illegal gains or other penalties. We cannot eliminate the risk of contamination or injury from these materials, which could cause an interruption of our business operations. We cannot guarantee that the safety procedures utilized by our partners and by third-party manufacturers and suppliers with whom we may contract will comply with the standards prescribed by laws and regulations or will eliminate the risk of accidental contamination or injury from these materials. In such an event, we could be held liable for any resulting damages, and such liability could exceed our resources. In addition, we may be required to incur substantial costs to comply with current or future environmental, health and safety laws and regulations which are complex, change frequently and have tended to become more stringent. We do not currently carry biological or hazardous waste insurance coverage. In the event of an accident or environmental discharge, we may be held liable for any consequential damage and any resulting claims for damages, which may exceed our financial resources and may materially adversely affect our business, financial condition, results of operations and future growth prospect. We are taking measures to remediate the non-compliance described above and are actively monitoring related legal and regulatory risk exposures.

Although we have been successful in external acquisitions leveraging our disciplined acquisition approach and have also been successful in integrating Skyfield Group, we have a limited operating history as an integrated group after our acquisition of Skyfield Group, which makes it difficult to evaluate our business and prospects and may increase the risks associated with your investment.

Although we have a long and successful operating track record in providing pet care services, we have a limited history as an integrated group after our acquisition of Skyfield Group in 2019. We have a long history of successful acquisitions and post-acquisition integration and have been successful in integrating Skyfield Group as well. Our total revenue grew from RMB3,008.3 million in 2020 to RMB4,783.7 million (US$750.7 million) in 2021. However, we may fail to continue our growth or maintain our historical growth rate. Any evaluation of our business and predictions about our prospects or viability may not be as accurate as they could be if we had a longer operating history.

We have built and continue to expand an integrated pet care platform with a variety of service and product offerings. Our limited operating history, particularly in light of the rapidly evolving pet care industry in which we operate, the changing regulatory and market environments we encounter, as well as the continuous expansion and evolvement of our business, may make it difficult to evaluate our prospects for future performance. As a result, any assessment of our future performance or viability is subject to significant uncertainty, and your investment in our ADSs is subject to increased risks due to such uncertainty. We will encounter various risks and difficulties in operating and expanding our integrated platform. If we do not address these risks and difficulties successfully, our business will suffer.

We have incurred net losses in the past, and we may not be able to achieve or increase profitability in the future.

We have a history of losses and expect our operating losses to continue in the near-term as we increase investment in our businesses. Our net losses amounted to RMB999.8 million in 2020 and RMB1,311.3 million (US$205.8 million) in 2021. It is difficult for us to predict our future results of operations. Our net losses may continue or increase, and we may not be able to achieve or increase profitability in the future. Our revenues may not increase sufficiently to offset the increase in our expenses as we launch or acquire new hospitals, expand our product and service offerings, increase our brand awareness, hire additional personnel, expand our customer base, enhance customer experience, expand overseas and enhance our digitalization. We will continue to invest in sales, marketing and branding efforts, which is expected to cause our sales and marketing expenses to increase continuously and rapidly. We will also continue to invest in improving our technologies and developing additional products and services. If our future growth and operating performance fail to meet investor expectations, or if we have future negative cash flow or losses resulting from our investment to implement our growth strategies, our financial condition and the price of our ADSs could be materially and adversely affected.

Moreover, as a public company, we may incur certain legal, accounting and other expenses that we did not previously incur as a private company. These efforts may be more costly than we expect. We may continue to incur losses in the future and we cannot assure you that we will eventually achieve profitability.

We face various risks with regard to the operation of our pet hospitals.

As of December 31, 2021, we operated 1,887 pet hospitals covering 31 provinces and 111 cities across China, offering the full scope of pet care specialties. We strive to exercise a high level of control and supervision over the operation of every hospital in our network and ensure that every hospital adheres to high professional service standards. Given the large scale of our hospital network and the fact that we operate a small portion of our hospitals with partners with a minority stake in such hospitals, we may not be able to ensure that our hospitals can always provide high-quality services to our customers. Our reputation, business and results of operations may suffer as a result. See “—Misconduct or illegal actions of our third-party suppliers, merchants or other business partners, or deterioration in our relationship with partners, could materially harm our reputation, business, financial condition and results of operations.” In addition, our employees or the employees of our partners may not perform in line with applicable laws and regulations and our internal policies relating to hospital management. We may also be exposed to fraud or other misconduct committed by our employees or the employees of our partners, which could adversely affect our reputation and subject us to financial losses and sanctions imposed by government authorities.

As medical service providers, we are subject to malpractice claims if pets are injured or die as a result of our services. Any such claims may result in liabilities, reputational damage to our business and a material adverse impact on our financial condition and results of operations.

Some of our pet hospitals had temporarily failed to meet the statutory requirement for the minimum number of veterinarians that must remain on site in a pet hospital, due to internal and external mobility of our veterinarians and temporary shortages of skilled veterinarians in certain regions in which we operate. We are taking prompt action to ensure compliance by actively monitoring the mobility rate at each pet hospital and seeking and recruiting skilled veterinarians. However, in the event that we are ordered by the authorities to rectify within a specified time period and we fail to do so, the original license-issuing authorities may withdraw and revoke the License for Animal Diagnosis and Treatment for the related pet hospital. In addition, licensed veterinarians are regulated by the relevant PRC laws and regulations in various aspects. If a licensed veterinarian in our hospital fails to fully comply with the relevant regulatory requirements, such as issuance of unapproved prescriptions or improper use of drugs, the relevant hospital may also subject to administrative penalties due to the misconduct of the licensed veterinarian. We are taking measures to remediate the non-compliance described above and are actively monitoring related legal and regulatory risk exposures.

As we sell pet food, drugs and other supplies in our hospitals, we are also subject to risks related to the safety, quality or efficacy of such products. See “—Animal health products and medications used on animals are subject to safety, quality or efficacy concerns, which may have a material and adverse effect on our reputation, financial condition and results of operations.”

According to the relevant PRC laws and regulations, where a pet hospital concurrently sells pet food, drugs and other supplies, such area and the animal diagnosis and treatment area shall be separately set up. Some of our pet hospitals have not set up the area for sales of pet food, drugs and other supplies separately as required. There is no assurance that these hospitals will cure such defects successfully or all of our pet hospitals will be in full compliance with such legal requirements, which may subject us to rectification in a prescribed period, penalty of fines, suspension of business operation or even withdrawal of the License for Animal Diagnosis and Treatment.

In addition, some local governmental authorities may have further regulatory requirements on pet hospitals. We may not be aware of such local regulatory requirements and potential penalties may be imposed by the relevant government authority. We are in the process of setting up policies and procedures to identify and address the relevant local regulatory requirements on pet hospitals that may have an impact on us.

We are subject to certain risks relating to the warehousing and shipment of our products.

We store our merchandise and supplies in our FDCs and warehouses across China. If any accidents, including fires, or thefts, were to occur, causing damages to our products, FDCs or warehouses or loss of our products, our ability to supply products to our customers on time and our market reputation, financial condition, results of operations or business could be materially and adversely affected. Accidents may also occur during the shipment of our products, including power failures that cause damage to cold-chain-stored products. We often outsource the delivery of our products to our customers to third-party logistics and transportation companies. Relying on these third parties increases the risk that we may fail to deliver finished products on time or fail to maintain the quality of the products during shipment. The efficient operation of our local services and supply chain businesses depends on the timely receipt of products from our FDCs and warehouses. Such logistics services could be suspended, which would interrupt the supply of our products, if unforeseen events occur, such as COVID-19, poor handling of and damage to our products, transportation bottlenecks and/or labor strikes. If our products are not delivered on time or are delivered in a damaged state, our market reputation could be adversely affected, and it could have a material adverse effect on our financial condition, results of operations or business. In addition, warehousing and shipment workers, including those of the third-party service providers, may incur work-related injuries at our warehouses or FDCs or on the shipment route, in which case our warehousing operation and shipment services may be disrupted and we may be liable for additional costs and legal risks.

Failure to maintain the quality and safety of the products we sell and significant merchandise returns or refunds resulted could have a material and adverse effect on our reputation, financial condition and results of operations.

The quality and safety of the products we sell are critical to our supply chain business and local services business. We have implemented stringent measures to monitor the quality of the products we sell, including our private label products and products of third-party brand partners. Yet, due to the scale and rapid growth of our operations and the fact that we do not manufacture the products ourselves, we are not able to fully monitor or control the quality of the products we sell and the quality control measures taken by the upstream suppliers or manufacturers may not be effective. There can be no assurance that there will be no quality issues with the products we sell.

We may be exposed to product recalls and withdrawals and adverse publicity if the products we sell are alleged to be fake or expired, or cause injury or illness or if we violate any governmental regulations. We may also voluntarily recall or withdraw products that we consider below our standards, whether for function, appearance or otherwise. Consumer concerns regarding the safety of the products we sell, whether justified or not, could adversely affect our brand reputation and business. A product recall or withdrawal could result in substantial and unexpected expenditures, destruction of product inventory and lost sales, which could reduce our cash flow and prevent us from achieving profitability. In addition, a product recall or withdrawal may have detrimental effects on our brand reputation, leading to increased scrutiny by regulatory agencies and sharp decrease in demand for our products, all of which require significant management attention. These could negatively impact our business and, consequently, adversely affect our results of operations and reputation.

We do not carry product liability insurance and may be subject to product liability claims if consumption and use of the products we sell is alleged to cause injury or illness to pets or pet parents. The real or perceived sale of defective pet products by us could result in product liability claims against our brand partners or us, expose us or our brand partners to governmental enforcement action or private litigation, or lead to costly recalls and a loss of consumer confidence, any of which could have an adverse effect on our business, financial condition, and results of operations. While we may attempt to seek compensation from responsible brand partners or manufacturers in the event that we become subject to claims due to their misconduct, such compensation may be limited and if we cannot fully recover our damages from them, we will be required to bear such losses at our own costs. Any material product liability claim, litigation or governmental enforcement action could materially and adversely affect our business, financial condition and results of operations. Even unsuccessful claims could result in the use of funds and managerial efforts in defending them and could negatively impact on our reputation.

In addition, we allow our customers to return certain products and offer refunds, subject to our return and refunds policy. If merchandise returns or refunds are significant or higher than anticipated and forecasted, our business, financial condition, and results of operations could be adversely affected. Furthermore, we revise our policies relating to returns or refunds from time to time, and may do so in the future, which may result in customer dissatisfaction and harm to our reputation or brand, or an increase in the number of product returns or the amount of refunds we make.

Furthermore, we could be adversely affected if customers lose confidence in the safety and quality of vendor-supplied food products. All of our vendors are required to comply with applicable product safety laws, and we are dependent upon them to ensure such compliance. Adverse publicity about these types of concerns, whether valid or not, may discourage customers from buying the products from us, or cause vendor production and delivery disruptions. The real or perceived sale of contaminated food products by us could result in product liability claims against our vendors or us, expose us or our vendors to governmental enforcement action or private litigation, or lead to costly recalls and a loss of customer confidence, any of which could have an adverse effect on our sales, operations, and financial performance.

Our private label products may not always appeal to our customers, and may compete with our brand partners.

We have launched several private labels, which offer high-value-for-money pet food and products. There is no assurance that our private label product offerings will continue to generate customer interests and cater to their needs. If we are unable to generate sufficient sales of our private label products, we may fail to cover our development, manufacturing and marketing expenses on these products, and our business, results of operations and financial condition may be adversely affected.

Moreover, we are likely to face competition from our brand partners, whose products are part of our offerings as well. Branded products may have an advantage over our private label products primarily due to name recognition, although private label products are typically more competitively priced compared to branded products. In addition, selling private label products may harm our relationship with our brand partners. If we lose our brand partners or if our relationship with our brand partners deteriorate, our business may be adversely affected. See “—We rely on suppliers of pet products in our business. We may be unable to source additional, or strengthen our existing relationships with, suppliers. Our suppliers have limited supply capabilities and may fail to meet our demands. In addition, the loss of any of our key suppliers would negatively impact our business.”

We outsource the manufacturing of our private label products. As a result, we may be subject to additional regulatory requirements, and our business, results of operations, financial conditions and reputation may be affected by issues relating to our manufacturers.

We outsource the manufacturing of our private label products to pet product manufacturers in China. We may be unable to maintain our relationships with our manufacturing partners or identify or enter into relationships with new manufacturing partners to meet the manufacturing and assembly needs of our private label business in a timely manner, or at all. Additionally, manufacturing at our manufacturing partners may be disrupted or delayed for a variety of reasons, including, but not limited to, natural and man-made disasters, information technology system failures, commercial disputes, labor disputes, and environmental and worker health and safety issues. As a result, we may experience shortage in supply and delay in delivery of our private label products, and our business, financial condition, results of operations and reputation may be materially and adversely affected.

Pet product manufacturing are strictly regulated in China. We are not regulated as a pet product manufacturer, but we may be indirectly subject to the relevant PRC laws and regulations as a result of our outsourcing and our cooperation with manufacturing service providers. If any of our private label products is deemed to violate any PRC laws or regulations, we may be liable for outsourcing the manufacturing of such products even if we are not the manufacturer. If any of our manufacturing partners is deemed to violate any PRC laws or regulations, we may be jointly liable due to the products we provide, or we may even have to suspend our private label products sales. In addition, it is uncertain under relevant PRC laws whether we are required to obtain a Production License for Pet Feeds/Additives for outsourcing our private label products, and new laws and regulations may be enforced or there may be different interpretation and implementation of the current laws and regulations from time to time to require additional licenses and permits in this regard, and we cannot assure you that we will be able to obtain such licenses and permits in a timely and cost-effective manner. As a result, our business, reputation, financial performance and prospects could be materially and adversely affected.

Any disruption, malfunction, or increased costs in the operation, expansion or replenishment of our supply chain system would affect our ability to deliver the products we sell to customers or increase our expenses, which could harm our sales and profitability.

Our vendors generally ship merchandise to one or more of our FDCs or warehouses, which receive and allocate merchandise to our locations and local services customers. If any shipped merchandise were to be delayed for any reason, our operations may be significantly disrupted. Any disruption to shipping and transportation channels could cause additional costs incurred in transportation and delivery. We may not be able to pass all or any portion of these higher costs on to our customers or adjust our pricing structure in a timely manner in order to remain competitive, either of which could have a material adverse effect on our results of operations.

If any of our FDCs or warehouses were to shut down due to the impact of COVID-19 or lose significant capacity for any reason, our operations would likely be significantly disrupted. We compete with other retailers for the supply of personnel to staff our FDCs and warehouses, some of whom are larger than us and have access to greater capital resources than we do. If we are unable to successfully recruit and retain personnel to staff our FDCs and warehouses, we may face labor shortages or be forced to increase wages and enhance benefits for such personnel, which may have an adverse effect on our results of operations. In addition, any interruption or malfunction in our FDCs and warehouses, including, but not limited to, the loss of a key vendor that provides transportation of merchandise, or regulatory issues with respect to any of our FDCs or warehouses, could adversely affect our sales and results of operations. An interruption in our inventory supply chain could result in out-of-stock or excess merchandise inventory levels or adversely affect our ability to make timely deliveries to local services customers, and could adversely affect our sales and results of operations.

Our local services business depends in part on third-party platforms, and any disruption in the operation of those platforms and in our relationships with them could negatively affect our business and results of operations.

We partner with major online local services platforms in China for our local services. If those platforms experience disruption or otherwise fail to consistently and adequately support our business, including as a result of errors or failures in their systems or events beyond their control, or if they refuse to provide their platforms on terms acceptable to us or at all and we are not able to find suitable alternatives, our business and results of operations may be adversely affected. In addition, online local services platforms may lack expertise in the pet industry, and may lose appeal to customers who need tailored services and specialized pet products. To the extent that we fail to leverage traffic on these third-party platforms, our revenue may decline and we may experience difficulties in locating customers. At the same time, our cooperation with these third-party platforms may be negatively affected by a number of factors, including but not limited to higher commissions and fees, negative publicity and service outages of these platforms, all of which are beyond our control. In addition, these third-party platforms may deem our business a strong competitor of theirs and terminate their cooperation with us. If our relationships with these third-party platforms deteriorate or are terminated or if we fail to maintain the relationships on commercially viable terms, we may not be able to quickly locate alternative sales channels. Hence, our operations and financial condition will be adversely affected.

We face various risks as a local services provider.

As part of our growth strategy, we seek to further integrate our offline and online operations and have made significant investments to integrate and grow our local services business, such as our collaboration with online local services platforms and our own online platforms with local services. We may require additional capital in the future to sustain or grow our local services business. Business risks related to our local services business include our inability to keep pace with rapid technological change, failure in our security procedures or operational controls, failure or inadequacy in our systems or labor resource levels to effectively process customer orders in a timely manner, disruption in third-party platforms, and relevant government regulation and legal uncertainties. If any of these risks materialize, it could have an adverse effect on our business.

In some circumstances, increased transactions through online platforms may result in reduced customer traffic in our offline channels, particularly as customers take advantage of home delivery services available for online orders when making certain types of purchases. There is a risk that any such reduced customer traffic may reduce the sales of certain products and services in our hospitals and other offline retail outlets. The availability of free shipping of online orders increases our costs and could adversely affect our profitability.

In addition, as other internet retailers have increased market share in recent years, we have faced increased competition, and may continue to face increased competition in the future, from internet retailers who enter the market. Our failure to positively differentiate our product and services offerings or customer experience from these internet retailers could have a material adverse effect on our business, financial condition and results of operations.

We rely on suppliers of pet products in our business. We may be unable to source additional, or strengthen our existing relationships with, suppliers. Our suppliers have limited supply capabilities and may fail to meet our demands. In addition, the loss of any of our key suppliers would negatively impact our business.

In order to attract quality suppliers, we must:

•	demonstrate our ability to help our suppliers increase their sales;

•	offer suppliers a high quality, cost-effective fulfillment process; and

•	continue to provide suppliers a dynamic and real-time view of our demand and inventory needs.

If we are unable to provide our suppliers with a compelling return on investment and an ability to increase their sales, we may be unable to maintain and/or expand our supplier network, which would negatively impact our business.

We purchase significant amounts of products from a number of vendors with limited supply capabilities. There can be no assurance that our current pet product vendors will be able to accommodate our anticipated growth and expansion of our locations and local services business. Potential inability of our existing vendors to provide products or other product supply disruptions that may occur in the future could impair our business, financial condition, and results of operations. To date, vendor-related supply challenges have not had a material effect on our business or our sales and profitability. We do not maintain long-term supply contracts with any of our merchandise vendors. Any vendor could discontinue selling to us at any time. Although we do not materially rely on any particular vendor, the loss of any of our significant vendors of pet products, particularly premium pet products, that we offer could have a negative impact on our business, financial condition, and results of operations.

We continually seek to expand our base of pet product vendors and to identify new pet products. If we are unable to identify or enter into distribution relationships with new vendors or to replace the loss of any of our existing vendors, we may experience a competitive disadvantage, our business may be disrupted, and our results of operations may be adversely affected.

Most of the premium pet product brands that we purchase are not widely carried in supermarkets, warehouse clubs, or mass merchants. If any premium pet product manufacturers were to make premium pet products widely available in supermarkets or through mass merchants, or if the premium brands currently available to supermarkets and mass merchants were to increase their market share at the expense of the premium brands sold only through specialty retailers, our ability to attract and retain customers or our competitive position may suffer. Further, if supermarkets, warehouse clubs, or mass merchants begin offering any of these premium pet product brands at lower prices, our sales and gross margin could be adversely affected.

Several of the pet products brands we currently purchase and offer for sale to our customers are not offered by our closest pet specialty competitor. However, in most cases, we have not entered into formal exclusivity agreements with the vendors for such brands. In the event these vendors choose to enter into distribution arrangements with other specialty pet retailers or other competitors our sales could suffer and our business could be adversely affected.

Our principal vendors currently provide us with certain incentives such as volume purchasing and trade discounts. A reduction or discontinuance of these incentives would increase our costs and could reduce our profitability.

The instructors at our continued veterinary education institutions or programs may cease their relationship with us, which may cause disruptions to our continued veterinary education services and harm to our reputation.

We have engaged a number of professors, lecturers, researchers and other experts in the veterinary field to teach at our continued education institutions and other programs. They may cease their relationship with us for different reasons, such as restrictions imposed by their primary employers. As we rely on these instructors to conduct our continued education services, if a significant number of them cease teaching at our programs and we are unable to find replacements in a timely and cost-effective manner, our continued education services may be disrupted and the reputation of our veterinary universities and programs may suffer as a result.

If we are not able to continue to attract trainees to enroll in our continued veterinary education institutions or other programs, the prospects of our continued veterinary education services will suffer.

The success of our continued veterinary education services depends partly on the number of trainees enrolled in our institutions and other programs. Therefore, our ability to continue to attract trainees is critical to the continued success and growth of our continued education services. This in turn will depend on several factors, including our ability to develop new courses and enhance existing courses to respond to changes in market trends and trainee demands, expand our geographic footprints, retain qualified instructors, manage our growth while maintaining consistent and high education quality, improve our online programs, and market our courses effectively to a broader base of prospective trainees. Furthermore, our ability to attract trainees also depends on our ability to provide educational content that is perceived as effective and valuable for practical training purposes. If we are unable to continue to attract trainees to enroll in our education programs, the prospects of our continued veterinary education services will suffer.

If we are not able to continually tailor our curriculum to market demand and enhance our courses to adequately and promptly respond to developments in the pet care profession, our continued veterinary education institutions and other programs may become less attractive to trainees.

New trends in the pet care industry and rapid developments in pet care knowledge and technologies may change the type of skills required for professionals in the marketplace. This requires us to continually develop, update and enhance our course materials to adapt to the needs of the pet care profession. We may be unable to update our courses in a timely and cost-effective manner, or at all, to keep pace with changes in market requirements. Any inability to track and respond to these changes in a cost-effective and timely manner or to tailor our courses to the changes would render our courses less attractive to trainees, which may harm our reputation and ability to continue to attract trainees and develop our continued veterinary education services.

Our limited experience and small scale in the third-party diagnosis industry could inhibit our success in this industry.

We have limited experience in the third-party diagnosis industry and we currently operate at a relatively small scale. Although we have seen a relatively high growth in our third-party diagnosis services, established international competitors have significantly more experience and operate on a larger scale than we do. Our limited experience and small scale in this industry could negatively affect our ability to successfully appeal to potential customers in the market, develop expertise and new technologies in the veterinary diagnosis field, attract talents, manage the risks and features of this industry, and compete with the larger and more experienced competitors. There can be no assurance that we will be successful in achieving growth and profitability in the third-party diagnosis services comparable to the results we have achieved in our other business segments such as pet care services.

We face risks related to natural disasters, health epidemics such as the outbreak of COVID-19 and other events beyond our control, which could significantly disrupt our operations.

Our business could be adversely affected by the effects of epidemics, including COVID-19, avian influenza, severe acute respiratory syndrome, (SARS), influenza A (H1N1), Ebola or another epidemic. Any such occurrences could cause severe disruption to our daily operations at our pet hospitals, fulfillment infrastructure, offline stores, and other facilities and functions, and may even require a temporary closure of our facilities or suspension of certain services or operations. In recent years, there have been outbreaks of epidemics in China and globally. For example, in early 2020, in connection with the intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having COVID-19, prohibiting residents from free travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. The COVID-19 pandemic has also resulted in temporary closure of many corporate offices, retail stores, manufacturing facilities and factories across China. At the early stage of the pandemic, we reduced operations in some of our hospitals and other businesses, which affected our revenues at the time. Since late 2021, there have been outbreaks of COVID-19 in many parts of China, particularly due to the Delta and Omicron variants, and strict restrictive measures have been imposed, which has affected and may continue to affect our operations. For example, lockdowns imposed in several cities have caused disruptions to the normal operation of our pet hospitals and led to the temporary closures of certain pet hospitals. Our supply chain has also experienced disruptions. Continued and future lockdowns or other restrictive measures, especially those imposed in major cities where we have a significant presence, may have a material impact on our operations and financial condition. The future impact of the pandemic remains highly uncertain and it may continue to adversely affect our revenues for an uncertain period of time. Despite our efforts to manage these matters, their ultimate effects also depend on factors beyond our knowledge or control, including the duration, severity, and recurrence of any outbreak and actions taken to contain its spread and mitigate its public health effects. The pandemic may continue to adversely affect our business, financial position, results of operations, and cash flows, including by resulting in (i) significant volatility in demand for our products and services, (ii) changes in consumer behavior and preferences, (iii) disruptions of our manufacturing and supply chain operations, (iv) disruption of our cost saving programs and restructuring initiatives, (v) limitations on our employees’ ability to work and travel, and (vi) changes to economic or political conditions in markets in which we operate. In addition, the operations of our pet hospitals, stores, FDCs, warehouses and continued veterinary education institutions, among other things, could be in the future, substantially disrupted by governmental policies ordering shutdowns or by the inability of our employees to travel to work. Our expansion plans for pet care services and FDCs and our plan to expand internationally may also be delayed by or become costlier due to the continuing spread of COVID-19. Such disruptions and delays or increased costs in our expansion may negatively impact our financial performance and slow our future growth. The uncertainty around the duration of business disruptions and the extent of the spread of the virus in China and to other areas of the world will likely continue to adversely impact the national or global economy and negatively impact consumer spending. Any of these outcomes could have a material adverse impact on our business, financial condition, results of operations, and ability to execute and capitalize on our strategies. The full extent of COVID-19’s impact on our operations and financial performance depends on future developments that are uncertain and unpredictable, including the duration and spread of the pandemic, any long-term health impacts on any partners who have been infected with COVID-19, its impact on capital and financial markets, and any new information that may emerge concerning the severity of the virus and its spread to other regions, as well as the actions taken to contain it, among others.

In addition, public health issues such as H1N1 flu, avian flu, or another epidemic, and natural disasters such as hurricanes, tornadoes, floods, earthquakes, and other adverse weather and climate conditions, and events such as local protests, war or civil unrest in a country in which our vendors are located, terrorist or military activities disrupting transportation, communication, or utility systems, or cyberattacks against or other disruptions to the operation of banks with which we hold accounts, whether occurring in China or abroad, could disrupt our operations or the operations of one or more of our vendors, or could severely damage or destroy one or more of our hospitals or FDCs located in the affected areas. For example, day-to-day operations, particularly our ability to receive products from our vendors or transport products to our FDCs, could be adversely affected, or we could be required to close hospitals or FDCs in the affected areas or in areas served by the affected FDC. These factors could also cause consumer confidence and spending to decrease or result in increased volatility in China and global financial markets and economy. These or other occurrences could significantly impact our operating results and financial performance.

If we are unable to recruit, train and retain qualified personnel or sufficient workforce while controlling our labor costs, our business may be materially and adversely affected.

We intend to hire additional qualified employees to support our business operations and planned expansion. In the meantime, we may lose our existing employees for various reasons. Our future success depends, to a significant extent, on our ability to recruit, train and retain qualified personnel, particularly technical, marketing and other operational personnel with experience in the pet care industry. Our experienced mid-level managers are instrumental in implementing our business strategies, executing our business plans and supporting our business operations and growth. The effective operation of our managerial and operating systems, customer service center and other back office functions also depends on the hard work and quality performance of our management and employees. Since our industry is characterized by high demand and intense competition for talents and labor, we can provide no assurance that we will be able to attract or retain qualified staff or other highly skilled employees that we will need to achieve our strategic objectives. Labor costs in China have increased with China’s economic development, particularly in the large cities where we have business operations. As we have a large offline network of pet hospitals, FDCs and warehouses, we are more vulnerable to labor costs increases than that of many of our competitors, which may put us at a competitive disadvantage. If the compensation package offered by us is not competitive in the market, we may not be able to provide sufficient incentives to or maintain stable and dedicated operational staffs and other labor support. Any failure to address these risks and uncertainties could materially and adversely affect our results of operations and financial performance. In addition, our ability to train and integrate new employees into our operations may also be limited and may not meet the demand for our business growth on a timely fashion, or at all, and rapid expansion may impair our ability to maintain our corporate culture.

We may experience difficulties recruiting and retaining skilled veterinarians due to shortages that could disrupt our business.

The successful growth of our pet care services business depends on our ability to recruit and retain skilled veterinarians and other veterinary technical staff. Our continued veterinary education institutions and programs provide a source and training platform for veterinary talents, but we still face competition from other pet care services providers in the labor market for veterinarians. From time to time, we may experience shortages of skilled veterinarians in markets in which we operate our pet care services business, which may require us or our affiliated veterinary practices to increase wages and enhance benefits to recruit and retain enough qualified veterinarians to adequately staff our pet care services operations. If we are unable to recruit and retain qualified veterinarians, or to control our labor costs, our business, financial condition, and results of operations may be adversely affected. If our labor costs increase, we may not be able to raise our rates for our products and services to offset these increased costs. Our failure to recruit and retain qualified veterinarians, or to control our labor costs, could have a material adverse effect on our business, financial position, results of operations, and cash flows.

The wide variety of payment methods that we accept subjects us to third-party payment processing-related and other risks.

We accept a wide variety of payment methods, including bank transfers and online payments through various third-party online payment platforms such as Alipay, Weixin Pay and UnionPay, in order to ensure smooth customer experience. For certain payment methods, we pay varying service fees, which may increase over time and raise our operating costs and lower our profit margins. We may also be subject to fraud, money laundering and other illegal activities in connection with the various payment methods we accept. In addition, some of our customers are not familiar or comfortable with electronic forms of payments. In rare cases, they may pay us cash while our employees process electronic payments for them, which could subject us to allegations of generating inaccurate sales.

We are also subject to various regulations, rules and requirements, regulatory or otherwise, governing online payment processing and fund transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply with. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our customers, process electronic fund transfers or facilitate other types of online payments, and our business, financial condition and results of operations could suffer as a result.

Misconduct or illegal actions of our third-party suppliers, merchants or other business partners, or deterioration in our relationship with partners, could harm our reputation, business, financial condition and results of operations.

We work with third parties in providing many of our services and products on our platform, such as third-party suppliers, third-party online local services platforms, and third-party logistic service providers. Certain third-party partners operate a small number of our hospitals. We carefully select our third-party suppliers, merchants, service providers and business partners, but we are not able to fully control their actions. If these third parties fail to perform as we expect, experience difficulty meeting our requirements or standards, fail to conduct their business ethically, fail to provide satisfactory services to our customers, receive negative press coverage, violate applicable laws or regulations, breach the agreements with us, or if the agreements we have entered into with the third parties are terminated or not renewed, it could damage our business and reputation. In addition, if such third-party service providers cease operations, temporarily or permanently, face financial distress or other business disruptions, increase their fees, or if our relationships with them deteriorate, we would suffer from increased costs, be involved in legal or administrative proceedings with or against our third-party service providers and experience delays in providing customers with similar services until we find or develop a suitable alternative. Furthermore, if we are unsuccessful in identifying high-quality partners, or establishing cost-effective relationships with them, or effectively managing these relationships, our business and results of operations would be materially and adversely affected.

We may be held liable for third party information or content displayed on, retrieved from or linked to our platforms. The data we collect and use may be inaccurate or incomplete due to errors or on the part of our employees or third-party information providers, or frauds. Our failure to ensure the accuracy and integrity of our data, regardless of its source, could undermine customer trust, result in further administrative penalties and adversely affect our business, financial position and results of operations.

In addition, as we operate a small portion of our hospitals with partners with a minority stake in such hospitals, the interests of such partners may not always align with ours, and they may have different visions, beliefs or strategies for operating the hospitals than ours. As a result, their operational methods and activities may not be in our interest and may conflict with the group standards, strategies and goals. Furthermore, our relationship with those partners may deteriorate and disputes may arise. In such event, the partners may refuse to collaborate with us according to the terms of our partnership and we may lose control over the operation of the relevant hospitals. The services provided in those hospitals may then deviate from our standards and guidelines, which in turn could tarnish our reputation. The partners may also terminate our partnership and even engage in intentional activities to sabotage the operation of our hospitals and our brand name. We may even be involved in legal litigation in relation to such event. Consequently, our reputation, business, financial position and results of operations may be materially and adversely affected.

Consolidation among pet product vendors may decrease our sales and profitability.

Consolidation among animal health products vendors could result in our vendors increasing their market share, which could give them greater pricing power and make it easier for such vendors to sell their products directly to animal health customers, both of which would decrease our net sales and profitability and increase the competition for our customers. Finally, if our current vendors consolidate, their management teams are more likely to change, which could result in adverse changes in distribution practices.

The surviving companies from consolidation transactions may have high market shares with respect to certain animal health products, and they could use their increased leverage in the channel to negotiate terms with distributors that are worse to the distributor than the terms that we have been able to negotiate with existing suppliers individually while they are competing with each other. There also remains uncertainty related to any changes to the terms that may be included in the vendor contracts we negotiate for the upcoming year as a result of those transactions. There is also a possibility of product disruption as those consolidated companies integrate their operations which could adversely impact our financial results.

Our operations and the pet industry are subject to extensive governmental regulation.

Our operations and the pet industry are subject to various national and local laws and regulations in China and laws and regulations of foreign jurisdictions into which we expand our business. These laws and regulations govern, among other things, our relationships with employees, including overtime, terms and conditions of employment and working conditions; the procurement, distribution, use and storage of foods, drugs, and controlled substances intended for animal use; our businesses that provide pet care services, including animal treatment and diagnosis services; the transportation, handling, display and sale of animals; emissions to air and water and the generation, handling, storage, discharge, transportation, disposal, and remediation of waste and hazardous materials; the processing, storage, distribution, safety, advertising, labeling, promotion, and import or export of our products and services; providing services to our customers; contracted services with various third-party providers; credit card, debit card and mobile payment processing; the handling, security, protection, and use of customer and associate information; pricing; tax; lease of property; use of intangible assets; and the licensing and certification of services. See “Regulation.”

Violations of or liability under applicable laws and regulations may result in administrative, civil or criminal fines, penalties or sanctions against us, revocation or modification of applicable permits, licenses, or authorizations, environmental, health and safety investigations or remedial activities, voluntary or involuntary product recalls, warning or cease and desist orders against operations that are not in compliance, or third-party liability claims against us, among other things. Such laws and regulations generally have become more stringent over time and may become more so in the future, and we may incur, directly or indirectly, material costs to comply with current or future laws and regulations or in any required product recalls. Some of these laws and regulations are subject to varying and uncertain interpretations, application, and enforcement by courts and regulatory authorities with broad discretion, which can mean that our efforts to maintain compliance in all jurisdictions are not always successful. Liabilities under, costs of compliance with, and the impacts on us of any alleged or determined non-compliance with any such laws and regulations could materially and adversely affect our business, reputation, financial condition, and results of operations. In addition, changes in the laws and regulations to which we are subject could impose significant limitations and require changes to our business, which may increase our compliance expenses, make our business costlier and less efficient to conduct, and compromise our growth strategy. Local governments in certain regions in which we operate may impose local regulations or rules that are unfriendly to pets or pet parentship, which would negatively affect our business there. In addition, although we are not legally bound by guidelines or policies made by veterinary and other professional associations, we may voluntarily comply with such guidelines or policies and our operations may be affected by changes in such guidelines or policies. We cannot assure you that the PRC central government, local governments or professional associations will not adopt additional and more stringent laws, regulations, policies, guidelines or other measures in the future, nor can we assure you when and whether the existing laws, regulations, policies, guidelines and other measures will be eased or otherwise changed. Such changes may adversely affect our business and results of operations.

Certain of our products and solutions in relation to online local services and online and offline continued education services may be subject to value-add telecommunications-related regulations, other internet-related regulations or education-related regulations, which are foreign prohibited or restricted areas, and future legislative or regulatory actions could adversely affect our business, results of operations and financial condition.

Our businesses on “Rvet” platform are subject to value-add telecommunications-related regulations and other internet-related regulations and our online and offline continued education services may be subject to education-related regulations and internet-related regulations. Such businesses may be required to apply for and obtain additional licenses or permits for our operations as the interpretation and implementation of current PRC laws and regulations are still evolving, and new laws and regulations may also be promulgated. Additionally, as our online local services on “Rvet” platform and offline and online continued veterinary education services may be deemed to be foreign prohibited or restricted business under the current PRC laws and regulations, we may not be able to obtain the required license or permits at all, or we may need to adjust our current structure to continue operating such business.

We have obtained a Value-added Telecommunications Business Operating License for online data processing and transaction processing services to conduct our online local services business on “Rvet” platform and have filed with provincial education regulatory authority as an Education App for “Zhiyue” platform. We have obtained a Value-added Telecommunications Business Operating License (internet information services) through one of our PRC subsidiaries. We may be required to apply for the Value-added Telecommunications Business Operating License (internet information services) issued by the MIIT for companies with foreign shareholders, to conduct our online local services on “Rvet” platform and online education services on “Zhiyue” platform. Additionally, we may be required to apply for and obtain additional licenses, permits or recordation, given the significant uncertainties of the interpretation and implementation of certain regulatory requirements applicable to our online local services on “Rvet” platform, online continued veterinary education business on “Zhiyue” platform, and offline continued veterinary education business, such as the License for Online Transmission of Audio-Visual Programs, the Internet Culture Operation License, the Online Publishing Service Permit, the Production and Operation of Radio and TV Programs Permit, the Private School Operation Permit.

We cannot assure you that our application will be approved in a timely manner or at all, due to complex procedural requirements and policies, or that if we are required to obtain any of these additional licenses, permits or approvals, or we will be able to do so in a timely manner, if at all, because the approvals of such licenses have significant uncertainties and some of such business are foreign prohibited or restricted business under the current PRC laws and regulations. For example, online transmission of audio-visual programs, internet culture activities, online publishing and production and operation of radio and TV programs are foreign prohibited, and the license for Online Transmission of Audio-Visual Programs will only be granted to a state-owned or state-controlled entity. Any non-compliance may result in fines or other penalties being imposed on us. We may also be ordered to stop operating such business through our PRC subsidiaries for violation of foreign investment regulations and policies, and accordingly, we may need to adjust our current structure. See “Regulation.” There is no assurance that national or local PRC authorities will not adopt different enforcement practice, or any PRC government will not issue more explicit interpretation and rules or promulgate new laws and regulations from time to time to further regulate the education or value-added telecommunications industry or other aspects of internet industry, which may subject us to additional licensing requirements or structure reorganization to continue to operate our business.

We plan to continually enrich the service offerings on our platform though our PRC subsidiaries. However, we cannot assure you that we will be able to obtain the requisite license for providing online pet-related services and education services on a timely basis or at all, or the relevant government authorities will allow us to continually operate such business through our PRC subsidiaries given the foreign investment regulations and policies. Our inability to obtain such license or any delay in obtaining such license could have a material and adverse impact on our business and results of operations. If we are asked to cease or adjust such business for violation of foreign investment regulations and policies, our business and results of operations could also be materially and adversely impacted.

If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may suffer.

We seek to optimize inventory levels to operate our business successfully. Nonetheless, we are exposed to inventory risks that may adversely affect our operating results as a result of new product launches, vendor reliability, changes in customer preferences or demand, changes in consumer spending patterns with respect to our products, seasonality. We endeavor to accurately predict these trends and avoid over or under stocking products that we sell. Demand for products, however, can change between the time inventory is ordered and the date of sale and we may be unable to accurately forecast such changes. Any of the events above could result in out-of-stock or excess merchandise inventory levels that could harm our sales and the results of operations.

We may be subject to liability for placing advertisements with content that is deemed inappropriate or misleading under PRC laws.

PRC advertising laws, rules and regulations require advertisers, advertising operators and advertising distributors to ensure that the content of the advertisements they prepare or distribute is fair and accurate and is in compliance with applicable law. Violation of these laws, rules or regulations may result in penalties, including fines, confiscation of advertising fees and orders to cease dissemination of the advertisements. Additionally, we may be subject to claims by customers misled by information on our mobile apps, website or other portals where we place advertisements. However, we cannot assure you that we will be in full compliance with such advertising laws and regulations and will not be subject to penalties in the future.

Further, as we provide online and offline marketing and information services in relation to veterinary drugs to third-party partners, helping them design and implement effective marketing strategies, to certain extent, we also rely on such partners to comply with the above advertising laws and regulation, such as advertisements of veterinary drugs shall be approved before being placed. If the relevant advertisement fails to fully comply with the relevant advertising rules, we may subject to civil claims, fines and other legal or administrative sanctions even if it is the third-party that causes such failure.

Significant impairment of our goodwill and intangible assets could materially impact our financial position and results of our operations.

Our goodwill and intangible assets primarily arise from our acquisitions. As of December 31, 2021, our goodwill was RMB3,898.9 million (US$611.8 million) and represented 41.1% of our total assets. We are required to review our goodwill for impairment on an annual basis or more frequently if events or changes in circumstances indicate evidence of impairment. The application of a goodwill impairment test requires significant management judgment. If our estimates and judgment are inaccurate, the fair value determined could be inaccurate and the impairment may not be recognized in a timely manner. If the fair value declines, we may need to recognize goodwill impairment in the future, which could have a material adverse effect on our results of operations. In addition, we perform valuation of each identifiable intangible assets arising from business combination. The intangible assets are expensed or amortized using the straight-line approach over the estimated economic useful lives of the assets. There can be no assurance that we will not be required to record impairments on goodwill or intangible assets in the future or that such impairments will not be material. Any significant impairment losses charged against our goodwill or intangible assets could have a material adverse effect on our business, financial condition and results of operations. In addition, our lack of material tangible assets may expose us to certain risks, including decreased ability to obtain debt financings or hedge against fluctuations in value of our intangible assets.

If our expansion into new geographical areas is not successful, our business and prospects may be materially and adversely affected.

We have a track record of successfully expanding into new geographical areas across China. We cannot assure you, however, that we will be able to maintain this momentum in the future. In particular, we may fail to implement our strategy of expanding overseas. As the conditions of the pet care markets in any new local markets, especially those outside of China, may vary significantly from where we currently operate our platform, expansion into new geographical areas involves new risks and challenges. Our lack of familiarity with these geographical areas may make it more difficult for us to keep pace with the evolving market conditions. In addition, there may be one or more existing market leaders in any geographical area that we decide to expand into. If we fail to cooperate with them, such companies may be able to compete more effectively than us by leveraging their experience in doing business in that market as well as their familiarity with the local customers and suppliers.

Our business generates and processes a large amount of data, and we are required to comply with PRC laws relating to cybersecurity, information security, privacy and data protection. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.

Our business generates and processes a large quantity of data. We face risks inherent in handling and protecting large volume of data. In particular, we face a number of challenges relating to data from transactions and other activities on our platforms, including:

•	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees or customers;

•	addressing concerns related to privacy and sharing, safety, security and other factors; and

•

complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information, including any requests from regulatory and government authorities relating to this data.

In addition, some of our third-party service providers such as logistics and delivery service providers have access to personal data or other sensitive data of our customers. If the information security efforts of such third-party service providers are compromised, or if they fail to detect and respond to data security breaches, we could be subject to legal or regulatory action, including direct claims by customers or other injured parties, class actions, shareholder derivative suits and governmental action. A data security breach of our third-party service providers may negatively affect our reputation, increase our insurance costs or result in loss of coverage, and we may need to incur additional significant costs to protect against information security breaches.

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving. We may be required by Chinese governmental authorities to share personal information and data that we collect to comply with PRC laws relating to cybersecurity. All these laws and regulations may result in adjustment in our business, approval requirements for certain of our operations or this offering, and additional expenses to us and subject us to negative publicity which could harm our reputation and negatively affect the trading price of the ADSs. There are also uncertainties with respect to how these laws will be implemented in practice. PRC regulators have been increasingly focused on regulation in the areas of data security and data protection. See “Risk Factors—Risks Related to Doing Business in China—Any failure to comply with the various applicable laws and regulations related to data security, cybersecurity and personal information and privacy protection could affect our offshore listing and lead to liabilities, penalties or other regulatory actions, which could have a material and adverse effect on our business, financial condition and results of operations” and “Regulation—Regulations on Cyber Security and Privacy.” Furthermore, on August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law, which became effective on November 1, 2021. The Personal Information Protection Law requires, among others, that the processing of personal information should have a specific and reasonable purpose, and shall be conducted in a way that has the least impact on personal rights and interests, and should be directly related to the processing purpose, and that collecting personal information shall be limited to the minimum scope for achieving the processing purpose. These laws and regulations are continually evolving and not always clear, and the measures we take to comply with these laws, regulations and industry standards may not always be effective. We cannot assure you that we will comply with such laws and regulations regarding cybersecurity, information security, privacy and data protection in all respects and any failure or perceived failure to comply with these laws, regulations or policy may result in inquiries, penalties and other proceedings or actions against us by governmental authorities, customers or others, such as warnings, fines, making certain required rectification, service suspension or removal of our apps from the relevant app stores and/or other sanctions, as well as negative publicity and damage to our reputation.

Historically, we may not have fully complied with the laws and regulations in relation to data privacy and personal information protection. Although we have adopted policies and measures to comply with the relevant laws and regulations on data privacy and personal information protection and have taken measures to protect the data security and minimize the risk of data loss, we cannot assure you that the measures we have taken are always sufficient and effective. If we are unable to manage these risks, we could become subject to penalties, fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

Restrictions imposed in reaction to outbreaks of animal diseases could have a material adverse effect on our business, financial condition and results of operations.

If animal diseases, such as rabies, toxoplasmosis, brucellosis, Lyme disease, leptospirosis, flea allergic dermatitis, sarcoptic mange, trichomoniasis, mad cow disease, foot-and-mouth disease, or highly pathogenic avian influenza, also known as “bird flu,” impact the availability of certain ingredients our vendors use in products, our vendors may be required to locate alternative sources for those ingredients. Those sources may not be available to sustain our sales volumes, may be costlier, and may affect the quality and efficacy of our products. If outbreaks of such animal diseases, or the regulation or publicity resulting therefrom impacts the cost of certain ingredients we have in our products, or the cost of the alternative ingredients necessary for our products as compared to our current costs, we may be required to increase the selling price of our products to avoid margin deterioration. However, we may not be able to charge higher prices for our products without negatively impacting future sales volumes.

If we are unable to conduct marketing activities cost-effectively, our results of operations and financial condition may be materially and adversely affected.

We have incurred significant expenses on a variety of different marketing and brand promotion efforts designed to expand our customer base, increase the transaction volume on our platform and enhance our brand recognition. Our brand promotion and marketing activities may not be well received by customers and may not realize the levels of effectiveness that we anticipate. In 2020 and 2021, the largest component of our sales and marketing expenses was advertising and marketing promotion expenses, which amounted to RMB101.9 million and RMB165.2 million (US$25.9 million), respectively. Marketing approaches and tools in the pet care market in China are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and customer preferences. Failure to refine our existing marketing approaches or to introduce new marketing approaches in a cost-effective manner could reduce our market share, cause our net revenues to decline and negatively impact our profitability.

Our success depends on the continuing and collaborative efforts of our management team, and our business may be severely disrupted if we lose their services.

Our success heavily depends upon the continued services of our management. In particular, we rely on the expertise and experience of Mr. Yonghe Peng, our founder, co-chairman of the board of directors and president, and other executive officers. If one or more of our senior management were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all, and our business, financial condition and results of operations may be materially and adversely affected. If any of our senior management joins a competitor or forms a competing business, we may lose customers, suppliers, know-how and key professionals and staff members. Our senior management has entered into employment agreements and confidentiality and non-competition agreements with us. However, if any dispute arises between our officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all. In addition, we do not have key-man insurance for any of our executive officers or other key personnel. Events or activities attributed to our executive officers or other key personnel, and related publicity, whether or not justified, may affect their ability or willingness to continue to serve our company or dedicate their full time and efforts to our company and negatively affect our brand and reputation, resulting in an adverse effect on our business, operating results and financial condition.

If we fail to adopt new technologies to changing customer requirements or emerging industry standards, our business may be materially and adversely affected.

To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our mobile apps and websites. The industry we operate in is characterized by rapid technological evolution, changes in customer requirements and preferences, frequent introductions of new products and services embodying new technologies and the emergence of new industry standards and practices, any of which could render our existing technologies and systems obsolete. Our success will depend, in part, on our ability to identify, develop, acquire or license leading technologies useful in our business, and respond to technological advances and emerging industry standards and practices, such as mobile internet, in a cost-effective and timely way. In recent years, we invested in the development of many new technologies and business initiatives, such as AI and big data. The development of websites, mobile apps and other proprietary technologies entails significant technical and business risks. We cannot assure you that we will be able to successfully develop or effectively use new technologies, recoup the costs of developing new technologies or adapt our websites, mobile apps, proprietary technologies and systems to meet customer requirements or emerging industry standards. If we are unable to develop technologies successfully or adapt in a cost-effective and timely manner in response to changing market conditions or customer requirements, whether for technical, legal, financial or other reasons, our business, prospects, financial condition and results of operations may be materially and adversely affected.

Any disruption to our technology systems and resulting interruptions in the availability of our website, applications, platform or services could adversely affect our business and results of operations.

The efficient operation of our business is dependent on our information systems. In particular, we rely on our information systems to effectively manage our financial and operational data, to maintain our in-stock positions, and to transact the sale of our products through online or offline channels. The failure of our information systems to perform as designed, loss of data, undetected software or human errors, bugs or vulnerabilities, or any interruption of our information systems for a significant period of time could disrupt our business.

Our operations also depend on our ability to maintain and protect the computer systems we use to manage our purchase orders, inventory levels, websites, mobile applications, accounting functions, and other critical aspects of our business. Our systems are vulnerable to damage from fire, floods, earthquakes, power loss, telecommunications failures, terrorist and cyber-attacks, and similar events. Our disaster recovery planning may not be sufficient to adequately respond to any such events. In addition, we may have inadequate insurance coverage to compensate for any related losses and expenses. Any of these events could damage our reputation, disrupt our business, and be expensive to remedy.

We continue to invest in our information systems and IT infrastructure. Enhancement to or replacement of our major financial or operational information systems could have a significant impact on our ability to conduct our business operations and increase our risk of loss resulting from disruptions of normal operating processes and procedures that may occur during the implementation of new information systems. It may also require us to divest resources to ensure that implementation is successful. We can make no assurances that the costs of investments in our information systems will not exceed estimates, that the systems will be implemented without material disruption, or that the systems will be as beneficial as predicted. If any of these events occur, our results of operations could be adversely affected.

Any breaches to our security measures, including unauthorized access, computer viruses and “hacking” may adversely affect our database and reduce use of our services and damage our reputation and brand names.

The massive data that we have processed and stored make us or third-party service providers who host our servers a target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins, or similar disruptions. We have been subject to an alleged cyber-attack, and we may experience breaches or attempts of breaches to our system or the systems of third-party service providers who host our servers in the future. Breaches to our security measures or the systems of our third-party service providers, including computer viruses and hacking, may result in significant damage to our hardware and software systems and database, disruptions to our business activities, inadvertent disclosure of confidential or sensitive information, interruptions in access to our platform, and other material adverse effects on our operations, during transfer of data or at any time, and result in persons obtaining unauthorized access to our systems and data. Our systems may be subject to infiltration as a result of third-party action, employee error, malfeasance or otherwise. While we have taken steps to protect the confidential information that we have access to, techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our platform could cause confidential customer and investor information to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of any third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with customers and investors could be severely damaged, we could incur significant liability and our business and operations could be adversely affected.

We rely on certain key operating metrics to evaluate the performance of our business, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

We regularly review our operating metrics in relation to our customers and transaction volumes to evaluate growth trends, measure our performance, and make strategic decisions. These metrics are calculated using our internal data as well as third-party platform’s data, have not been validated by an independent third party, and may not be indicative of our future operation results. Our operating metrics may differ from estimates published by third parties or from similarly titled metrics used by other companies due to differences in methodology. If we discover material inaccuracies in the operating metrics we use, or if they are perceived to be inaccurate, our reputation may be harmed and our evaluation methods and results may be impaired, which could negatively affect our business.

Failure to establish, maintain, protect, and enforce our intellectual property and proprietary rights or prevent third parties from making unauthorized use of our technology or our brands could harm our competitive position or require us to incur significant expenses to enforce our rights.

Our trademarks are valuable assets that support our brand and consumers’ perception of our products. We rely on trademark, copyright, trade secret, patent, and other intellectual property laws, as well as nondisclosure and confidentiality agreements and other methods, to protect our trademarks, trade names, proprietary information, technologies, and processes. We might not be able to obtain broad protection in the PRC or in other jurisdictions for all of our intellectual property. The protection of our intellectual property rights may require the expenditure of significant financial, managerial and operational resources. Moreover, the steps we take to protect our intellectual property may not adequately protect our rights or prevent third parties from infringing or misappropriating our proprietary rights, and we may be unable to broadly enforce all of our trademarks. Any of our patents, trademarks, or other intellectual property rights may be challenged by others or invalidated through administrative process or litigation. Our patent and trademark applications may never be granted. Additionally, the process of obtaining patent protection is expensive and time-consuming, and we may be unable to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Even if issued, there can be no assurance that these patents will adequately protect our intellectual property, as the legal standards relating to the validity, enforceability and scope of protection of patent and other intellectual property rights are uncertain. We also cannot be certain that others will not independently develop or otherwise acquire equivalent or superior technology or intellectual property rights. Further, our nondisclosure agreements and confidentiality agreements may not effectively prevent disclosure of our proprietary information, technologies and processes and may not provide an adequate remedy in the event of unauthorized disclosure of such information, which could harm our competitive position. In addition, effective intellectual property protection may be unavailable or limited for some of our trademarks and patents in some foreign countries. We might be required to expend significant resources to monitor and protect our intellectual property rights. For example, we may need to engage in litigation or similar activities to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of proprietary rights of others. However, we may be unable to discover or determine the extent of any infringement, misappropriation, or other violation of our intellectual property rights and other proprietary rights. Despite our efforts, we may be unable to prevent third parties from infringing upon, misappropriating or otherwise violating our intellectual property rights and other proprietary rights. Any such litigation, whether or not resolved in our favor, could require us to expend significant resources and divert the efforts and attention of our management and other personnel from our business operations. If we fail to protect our intellectual property, our business, financial condition and results of operations may be materially adversely affected.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We have obligations with respect to the non-use and non-disclosure of third-party intellectual property. The steps we take to prevent misappropriation, infringement, or other violation of the intellectual property of others may not be successful. From time to time, third parties have asserted intellectual property infringement claims against us and may continue to do so in the future. These risks have been amplified by the increase in third parties whose sole or primary business is to assert such claims. While we believe that our products and operations do not infringe in any material respect upon proprietary rights of other parties and/or that meritorious defenses would exist with respect to any assertions to the contrary, we may from time to time be found to infringe on the proprietary rights of others.

Any claims that our products, services or marketing materials infringe the proprietary rights of third parties, regardless of their merit or resolution, could be costly, result in injunctions against us or payment of damages by us, and may divert the efforts and attention of our management and technical personnel. We may not prevail in such proceedings given the complex technical issues and inherent uncertainties in intellectual property litigation. If such proceedings result in an adverse outcome, we could, among other things, be required to:

•	pay substantial damages;

•	cease the manufacture, use, distribution, or sale of the infringing products, operations, or services;

•	discontinue the use of the infringing methods or processes;

•	expend significant resources to develop non-infringing products, operations, or services or re-brand our business and products; and

•	obtain a license from the third party claiming infringement, which may not be available on commercially reasonable terms, or may not be available at all.

If any of the foregoing occurs, our ability to compete could be affected or our business, financial condition, and results of operations may be materially adversely affected.

If we fail to implement and maintain an effective system of internal controls to remediate our material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

Prior to this offering, we were a private company with limited accounting and financial reporting personnel and other resources with which to address our internal control over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements as of and for the years ended December 31, 2020 and 2021, we and our independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or a combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to our (i) lack of sufficient accounting and financial reporting and accounting personnel with the requisite knowledge, skills and experience in application of U.S. GAAP and SEC reporting requirement, (ii) lack of financial accounting and reporting policies and procedures that are commensurate with U.S. GAAP and SEC reporting requirements and (iii) ineffective control environment and monitoring to support the U.S. GAAP and SEC financial reporting process, that have been identified. To remediate the material weaknesses, we have adopted measures to improve our internal control over financial reporting, including, among others: (i) hiring additional qualified accounting and financial reporting personnel with appropriate knowledge, skills and experience in U.S. GAAP accounting and SEC reporting; and (ii) organizing regular training for our accounting staffs, especially training related to U.S. GAAP and SEC reporting requirements. We also plan to adopt additional measures to improve our internal control over financial reporting, including, among others, (i) creating a U.S. GAAP accounting and reporting policies and procedures manual, which will be maintained, reviewed and updated, on a regular basis, to the latest U.S. GAAP accounting standards, (ii) further hiring executive accounting personnel with strong knowledge and experience in U.S. GAAP accounting and SEC reporting; (iii) establishing “tone at the top” entity level controls, including but not limited to an audit committee with at least one qualified financial expert and an internal audit department, with the oversight of the board of directors with proper composition; and (iv) identify the relevant controls that address the quality of the information generated and used in the performance of key controls supporting the financial statement line items and footnote disclosure. We plan to embed internal control responsibility into the fabric of our culture, business, processes, and procedures by implementing a control self-assessment program as part of our ongoing evaluations. However, we cannot assure you that these measures may fully address the material weaknesses in our internal control over financial reporting. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act of 2002 for purposes of identifying and reporting any material weakness in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional material weaknesses may have been identified.

Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report in our second annual report on Form 20-F after becoming a public company. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation, testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other or more material weaknesses in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. We may not be able to anticipate and identify accounting issues, or other risks critical to financial reporting that could materially impact the consolidated financial statements. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations, and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and your investment.

We are subject to fluctuations in foreign exchange rates between our reporting currency, Renminbi, and currencies of other countries in which certain of our assets are denominated. Such fluctuations may result in significant increases or decreases in our reported revenue and other results as expressed in Renminbi, and in the reported value of our assets, liabilities and cash flows. In addition, currency fluctuation may adversely affect receivables, payables, debt, firm commitments and forecast transactions denominated in foreign currencies. Fluctuation in exchange rates, depreciation of local currencies, changes in monetary and/or fiscal policy or inflation in the countries in which we operate or sell our products could have a material adverse effect on our business, financial condition and results of operations.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future. Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive into Renminbi to pay our operating expenses, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. We expect that we will continue to be exposed to foreign currency exchange risk to the extent that our hedging arrangements do not cover all of our exposure to foreign currency exchange risk. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Failure to comply with the terms of our indebtedness could have an adverse effect on our cash flow and liquidity.

As of December 31, 2020 and 2021, our short-term bank borrowings were RMB350.0 million and RMB1,392.3 million (US$218.5 million), respectively. Our short-term bank borrowings consist of credit loan with a weighted average annual interest rate of 5.03% and 3.78% as of December 31, 2020 and 2021, respectively, and original maturity terms of one year. Under the terms of our indebtedness and under any debt financing arrangement that we may enter into in the future, we are, and may be in the future, subject to covenants that could, among other things, restrict our business and operations. If we breach any of these covenants, our lenders under our future credit facilities will be entitled to accelerate our debt obligations. Any default under our future credit facilities could require that we repay these debts prior to maturity as well as limit our ability to obtain additional financing, which in turn may have a material adverse effect on our cash flow and liquidity.

Our results of operations may be subject to fluctuations due to seasonal or operational reasons.

Our quarterly operating results may fluctuate due to the timing of expenses, hospital or store openings or closures, and other factors.

Our expansion plans, including the timing of new pet hospitals, and related pre-opening costs, the amount of net sales contributed by new hospitals, and the timing of and estimated costs associated with hospital closings or relocations, if any, may cause our quarterly results of operations to fluctuate. Further, new pet hospitals and service offerings tend to experience higher payroll, advertising and other store-level expenses as a percentage of net sales than more mature hospitals, and such openings also often contribute to lower pet hospital operating margins until those hospitals become established, which may result in quarterly fluctuations in operating results. Quarterly operating results are not necessarily accurate predictors of performance.

Quarterly operating results may also vary depending on a number of factors, many of which are outside our control, including:

•	holidays;

•	changes in our pricing policies or those of our competitors;

•	our sales and channels mix and the relevant gross margins of the products and services sold;

•	the hiring and retention of key personnel;

•	wage and cost pressures;

•	costs related to acquisitions of businesses; and

•	general economic factors.

We plan to grant options under our share incentive plan, which may result in increased share-based compensation expenses.

We adopted a share incentive plan in June 2021, or the 2021 Plan, for the purpose of granting share-based compensation awards to employees, directors, and consultants to incentivize their performance and align their interests with ours. Under the 2021 Plan, we are authorized to grant options and other types of awards. The maximum number of ordinary shares that may be issued pursuant to all awards under the 2021 Plan is 500 million. See “Management—Share Incentive Plan.” As of the date of this prospectus, options to purchase 185,390,700 ordinary shares and RMB30.0 million worth of ordinary shares based on the per share exercise price as specified in the award agreement are outstanding.

We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we plan to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

Furthermore, perspective candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. Thus, our ability to attract or retain highly skilled employees may be adversely affected by declines in the perceived value of our equity or equity awards. Furthermore, there are no assurances that the number of shares reserved for issuance under our share incentive plans will be sufficient to grant equity awards adequate to recruit new employees and to compensate existing employees.

We have limited insurance coverage, which could expose us to significant costs and business disruption.

We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased insurance covering our inventory and fixed assets such as equipment, furniture and office facilities. We also provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for our employees. We do not maintain business interruption insurance, product liability insurance, malpractice liability insurance or key-man life insurance. We consider our insurance coverage to be in line with the industry norm in China. However, we cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

We may, from time to time, be subject to legal proceedings during the course of our business operations.

We may be subject to legal proceedings from time to time in the ordinary course of our business, which could have a material adverse effect on our business, results of operations and financial condition. Claims arising out of actual or alleged violations of law could be asserted against us by consumers and businesses that utilize our services, by competitors, or by governmental entities in civil or criminal investigations and proceedings or by other entities. These claims could be asserted under a variety of laws, including but not limited to consumer finance laws, product liability laws, consumer protection laws, intellectual property laws, advertising laws, unfair competition laws, privacy laws, labor and employment laws, securities laws, real estate laws, tort laws, contract laws, property laws and employee benefit laws. We may also be subject to lawsuits due to actions by our hospital partners, or third-party providers of various services, including construction, logistics and delivery service and certain data services.

For example, we are currently subject to certain investment disputes, labor disputes, tort disputes, contract disputes, anti-competition related disputes and other types of disputes. These cases are still ongoing, but we believe these claims are without merit and we will defend ourselves accordingly. We are unable, however, to predict the outcome of these cases, or reasonably estimate a range of possible loss, if any, given the current status of the proceedings. We do not believe that any of these claims is material to our overall business operations. There is no guarantee that we will be successful in defending ourselves in legal and administrative actions or in asserting our rights under various laws. Even if we are successful in our attempt to defend ourselves in legal and administrative actions or to assert our rights under various laws, enforcing our rights against the various parties involved may be expensive, time-consuming and ultimately futile. These actions could expose us to negative publicity and to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including but not limited to suspension or revocation of licenses to conduct business.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

COVID-19 had a severe and negative impact on the Chinese and the global economy in 2021. As the COVID-19 pandemic expands globally, the world economy is suffering a noticeable slowdown. Whether this will lead to a prolonged downturn in the economy is still unknown. If this outbreak persists, commercial activities throughout the world could be curtailed with decreased consumer spending, business disruptions, interrupted supply chains and difficulties in travel. Our business has been adversely affected by the outbreak of COVID-19 around the world. The extent to which COVID-19 impacts our results will depend on future developments, which are highly uncertain and cannot be predicted.

Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2021. The conflict in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats and the potential for war may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

The current tensions in international trade and rising political tensions, particularly between the U.S. and China, may adversely impact our business, financial condition, and results of operations.

There have been changes in international trade policies and rising political tensions, particularly between the U.S. and China, but also as a result of the conflict in Ukraine and sanctions on Russia. The U.S. government has made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies towards China. While the “Phase One” agreement was signed between the United States and China on trade matters, it remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade, tax policy related to international commerce, or other trade matters. The situation is further complicated by the political tensions between the United States and China that escalated during the COVID-19 pandemic and in the wake of the PRC National People’s Congress’ decision on Hong Kong national security legislation and sanctions and restrictions imposed by the U.S. government on Chinese companies and citizens. Against this backdrop, China has implemented, and may further implement, measures in response to the Chinese trade policies, treaties, tariffs and sanctions and restrictions against Chinese companies initiated by the U.S. government. For example, the MOFCOM published Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation and Other Measures on January 9, 2021, which applies to cases where the extraterritorial application of foreign laws and measures violates international law and basic norms of international relations, and improperly prohibits or restricts PRC citizens, legal persons or other organizations from conducting normal economic, trade and related activities with third countries (regions) and their citizens, legal persons or other organizations. Rising trade and political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between China and other countries, which would have an adverse effect on global economic conditions, the stability of global financial markets, and international trade policies. It could also adversely affect the financial and economic conditions in the jurisdictions in which we operate, as well as our overseas expansion, our financial condition, and results of operations.

Expanding internationally is one of our growth strategies. Any rising trade and political tensions or unfavorable government policies on international trade and Chinese companies could delay our plan to expand internationally, impact our competitive position, or hinder our commercial activities in certain countries. In addition, our results of operations could be adversely affected if any such tensions or unfavorable government trade policies harm the Chinese economy or the global economy in general.

We face certain risks relating to the real properties that we lease.

We lease offices, operational places, warehouses and FDCs from third parties for our operations in China. Any defects in lessors’ title to the leased properties may disrupt our use of our offices, operational places, FDCs or warehouses, which may, in turn, affect our business operations. We had not been provided with certain building ownership certificates or the proofs of having the right to sublease the properties by our lessors. Some of our leased properties are located on collective lands which may not be used for construction or non-agricultural purpose, or on allocated lands which may not be leased for profit purpose without any approval. Further, our use of some of our leased properties is inconsistent with the legally specified use of the properties as provided in their titles. In addition, some of our leased properties had been mortgaged before we leased. There is a risk that the lender may have disputes with regards to the relevant debts mortgaged by the properties or the mortgagee may seek to enforce its security interests under the properties. The landlords may also default under the lease agreements, or choose to unilaterally terminate the lease. As a result, we may need to seek for an alternative lease, and our operation of business may be accordingly affected.

Under PRC law, lease agreements of commodity housing tenancy are required to be registered with the local construction (real estate) departments. As of the date of this prospectus, most of our lease agreements for our leased properties in China have not been registered with the relevant PRC government authorities, which may expose us to potential fines if we fail to remediate after receiving any notice from the relevant PRC government authorities. Failure to complete the lease registration will not affect the legal effectiveness of the lease agreements according to PRC law, but the real estate administrative authorities may require the parties to the lease agreements to complete lease registration within a prescribed period of time, and the failure to do so may expose us to potential warnings and penalties. As of the date of this prospectus, we have not received any notice, fines or penalties from the relevant authorities. We are taking measures to remediate the non-compliance described above and are actively monitoring related legal and regulatory risk exposures.

Risks Related to Doing Business in China

The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and may influence or intervene in our operations at any time. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business. The Chinese government has exerted more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers. Such actions could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our ADSs to significantly decline or be worthless. For more details, see “—The approval or other administration requirements of the China Securities Regulatory Commission, or the CSRC, or other PRC governmental authorities may be required in connection with this offering under PRC law.”

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

A substantial majority of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole. The PRC economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The growth rate of the Chinese economy has gradually slowed since 2010, and the impact of COVID-19 on the global and Chinese economy is likely to be severe. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, the PRC government has significant authority to exert influence on the ability of a China-based issuer, such as our company, to conduct its business. Any prolonged slowdown in the global and Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

Uncertainties with respect to the PRC legal system could materially and adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. Since these laws and regulations are relatively new and may be amended from time to time, and the PRC legal system continues to rapidly evolve, and because of the limited number of published decisions and the nonbinding nature of such decisions, and because the laws and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretations of many laws, regulations and rules may not be uniform and enforcement of these laws, regulations and rules involves uncertainties. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims.

Besides, the PRC is geographically large and divided into various provinces and municipalities and, as such, different laws, rules, regulations and policies may have different and varying applications and interpretations in different parts of the PRC. Legislation or regulations, particularly in local applications, may be enacted without sufficient prior notice or announcement to the public. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis, or at all, and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Agreements that are governed by PRC laws may be more difficult to enforce by legal or arbitral proceedings in the PRC than that in other countries with different legal systems. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

The approval or other administration requirements of the China Securities Regulatory Commission, or the CSRC, or other PRC governmental authorities may be required in connection with this offering under PRC law.

The M&A Rules purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If CSRC approval is required, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining CSRC approval for this offering may subject us to sanctions imposed by the CSRC and other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

Our PRC counsel has advised us that, based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for the approval under the M&A Rules for this offering and the listing and trading of the ADSs on the [NYSE/Nasdaq Stock Market] because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; and (ii) we did not acquire any equity interests or assets of a “PRC domestic company” as such terms are defined under the M&A Rules.

However, our PRC counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC governmental authorities, including the CSRC, would reach the same conclusion as our PRC counsel, and hence, we may face regulatory actions or other sanctions from them.

Furthermore, on July 6, 2021, the PRC government promulgated the July 6 Opinions, which, among other things, called for enhanced administration and supervision of overseas-listed China-based companies, proposed to strengthen the supervision of the overseas issuance and listing of shares by China-based companies and clarified the responsibilities of competent domestic industry regulators and government authorities. On December 28, 2021, the CAC, together with other relevant administrative departments, jointly released the Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, network platform operators with personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before going to list abroad. See “— Any failure to comply with the various applicable laws and regulations related to data security, cybersecurity and personal information and privacy protection could affect our offshore listing and lead to liabilities, penalties or other regulatory actions, which could have a material and adverse effect on our business, financial condition and results of operations.”

On December 24, 2021, the State Council’s Administrative Regulations on Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Public Comments) and the Administrative Measures on Filing of Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Public Comments) were released for public comments by the CSRC, and such public comment period has ended. Pursuant to these drafts, PRC domestic companies that directly or indirectly offer or list their securities in an overseas market, which include (i) any PRC company limited by shares that contemplates an offering or listing of its securities in an overseas market, and (ii) any offshore company that conducts its business operations primarily in China and contemplates to offer or list its securities in an overseas market based on its onshore equities, assets or similar interests, are required to file with the CSRC within three business days after submitting their listing application documents to the relevant regulator in the place of intended listing. The drafts, among others, further stipulate that when determining whether an offering and listing shall be deemed an “indirect overseas offering and listing by a Chinese company,” the principle of “substance over form” shall be followed, and if the issuer meets the following conditions, its offering and listing shall be determined as an “indirect overseas offering and listing by a Chinese company” and is therefore subject to the filing requirement: (1) the revenues, profits, total assets or net assets of the Chinese operating entities in the most recent financial year account for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; or (2) the majority of senior management in charge of business operations are Chinese citizens or have domicile in the PRC, and its principal place of business is located in the PRC or main business activities are conducted in the PRC. Failure to complete such filing may subject a PRC domestic company to a warning or a fine between RMB1 million and RMB10 million, in addition to adverse impact on the offering and listing plan. If the circumstances are serious, the PRC domestic company may be ordered to suspend its business or suspend its operation for rectification, or its permits or businesses license may be revoked. However, as of the date of this prospectus, uncertainties exist regarding the final form of these regulations as well as the interpretation and implementation thereof after promulgation and their impact on us. Pursuant to these regulations, a domestic enterprise applying for listing abroad shall, among others, complete record-filing procedures and report relevant information to the securities regulatory authority as required. We plan to comply with the filing procedures of the CSRC with respect to this offering, if and when such procedures are adopted by the CSRC.

Any failure to comply with the various applicable laws and regulations related to data security, cybersecurity and personal information and privacy protection could affect our offshore listing and lead to liabilities, penalties or other regulatory actions, which could have a material and adverse effect on our business, financial condition and results of operations.

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving and may be subject to different interpretations or significant changes. Moreover, different PRC regulatory bodies, including the SCNPC, the Ministry of Industry and Information Technology, or the MIIT, the CAC, the Ministry of Public Security and the State Administration for Market Regulation, or the SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications. See “Regulation—Regulations on Cyber Security and Privacy.” The evolving nature and uncertainty in the interpretation and enforcement of data security and data protection laws increase the risk of incompliance or perceived incompliance with such laws.

On November 14, 2021, the CAC issued the Administrative Regulations of Cyber Data Security (Draft for Comments), or the Draft Cyber Data Security Regulations, which provide that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or spin-off of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; (iv) other data processing activities that affect or may affect national security. On December 28, 2021, the CAC, together with other relevant administrative departments, jointly promulgated the Cybersecurity Review Measures which took effect on February 15, 2022. According to the Cybersecurity Review Measures, a critical information infrastructure operator, or CIIO, shall declare any network product or service that affects or may affect national security for a cybersecurity review, and an internet platform operator who possesses personal information of more than one million users shall apply for a cybersecurity review before listing in a foreign country, and the relevant governmental authorities may initiate a cybersecurity review if they consider relevant network products or services affect or data processing activities may affect national security.

On April 15, 2022, we received written confirmation from the Cybersecurity Review Office that we are not required to apply for a cybersecurity review in connection with this offering and our proposed listing under the Cybersecurity Review Measures. Furthermore, we have not been designated by the relevant PRC authorities as an CIIO, have not been involved in any cybersecurity-related investigation initiated by the CAC or any other PRC authority, and have not received any cybersecurity-related warning or sanction from the PRC government, or any notice from relevant authorities specifying us to file for the cybersecurity review. As the definitions for terms such as internet platform operator and national security are broad, and the government will likely retain significant discretion as to the interpretation and enforcement of the Cybersecurity Review Measures and any implementation rules, we may be subject to related rules. We cannot preclude the possibility that the Cybersecurity Review Measures will subject us to the cybersecurity review by the CAC in relation to our operations or require us to adjust our business practices, in which case our business, financial condition and prospects and the price of our ADSs may be materially and negatively affected.

In the event that we are subject to the cybersecurity review by the CAC in relation to our operations, we may experience disruptions of our business. Such review could also result in negative publicity with respect to our company and diversion of our managerial and financial resources. Furthermore, if we were found to be in violation of applicable laws and regulations of the PRC during such review, we may be subject to administrative penalties, including fines and service suspension, which could have a material and adverse impact on our business, results of operations and financial condition and the value of our ADSs.

In addition to the Cybersecurity Review Measures, the PRC government has introduced a wide range of laws and regulations on cybersecurity and data security in recent years. For example, the PRC Cyber Security Law came into effect on June 1, 2017 and requires network constructors, network operators, and service providers that provide services via network to perform certain functions related to cyber security protection and the strengthening of network information management through taking technical and other necessary measures to safeguard the operation of networks, responding to network security effectively, preventing illegal and criminal activities, and maintaining the integrity and confidentiality and usability of network data. In addition, the law imposes certain additional requirements on CIIOs, including that during their operations in the PRC, CIIOs should generally store the personal information and important data collected and produced within the territory of PRC and perform certain security obligations. The PRC Data Security Law, on the other hand, was promulgated on June 10, 2021 and took effect in September 2021, and provides for data security and privacy obligations on entities and individuals carrying out data processing activities, including but not limited to the collection, storage, use, processing, transmission, provision, and public disclosure of data. The PRC Data Security Law also requires a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information. Since the PRC Cyber Security Law, the PRC Data Security Law and other applicable laws and rules are newly issued, there exists great uncertainty with respect to their interpretations and implementations. As of the date of this prospectus, we are in compliance with the currently effective and applicable PRC laws on cybersecurity and data security in all material respects and those laws do not have a material adverse impact on our business or offshore listing plan. However, we cannot preclude the possibility that new laws, regulations or rules promulgated in the future will impose additional compliance requirements on us, will subject us to the cybersecurity or national security review in relation to our operations, or will require us to change our business practices or incur additional operating expenses, which may have material and negative impacts on our business, financial condition and prospects and the value of our ADSs.

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB.

As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2025 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2024 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely.

Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ending December 31, 2024 which is due by April 30, 2025, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2024.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If any of our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Under PRC laws and regulations, our PRC subsidiaries, may pay dividends only out of its respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a PRC enterprise is required to set aside at least 10% of its after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. At its discretion, a PRC enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to a staff welfare and bonus fund. These reserve fund and staff welfare and bonus fund cannot be distributed to us as dividends.

Our PRC subsidiaries generate primarily all of their revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to pay dividends to us.

The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by PRC companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries. We may make loans to our PRC subsidiaries subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our PRC subsidiaries.

Any loans to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE, and medium or long-term loans by us to our PRC subsidiaries must be recorded and registered with the National Development and Reform Committee, or the NDRC. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from this offering, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China.

On October 23, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or future capital contributions by us to our PRC subsidiaries. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from this offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

The M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the Ministry of Commerce, or MOFCOM, be notified in advance of any change of control transaction in which a foreign investor acquires control of a PRC domestic enterprise and involves any of the following circumstances: (i) any important industry is concerned; (ii) such transaction involves factors that impact or may impact national economic security; or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. We do not expect that this offering will trigger MOFCOM pre-notification under each of the above-mentioned circumstances or any review by other PRC government authorities, except as disclosed below in “Risks Related to Doing Business in China—The approval of the China Securities Regulatory Commission may be required in connection with this offering, and, if required, we cannot predict whether we will be able to obtain such approval.” Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of National People’s Congress which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by State Administration for Market Regulation, or the SAMR, the successive authority of MOFCOM, before they can be completed. In addition, PRC national security review rules that became effective in September 2011 require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. The Measures for the Security Review of Foreign Investment promulgated by the National Development and Reform Commission, or the NDRC and the MOFCOM and became effective on January 18, 2021 further requires any foreign investment that has or possibly has an impact on state security be subject to security review. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Litigation and negative publicity surrounding China-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of the ADSs and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.

We believe that litigation and negative publicity surrounding companies with operations in China that are listed in the U.S. have negatively impacted stock prices for such companies. Various equity-based research organizations have published reports on China-based companies after examining, among other things, their corporate governance practices, related party transactions, sales practices and financial statements that have led to special investigations and stock suspensions on national exchanges. Any similar scrutiny of us, regardless of its merit, could result in a diversion of management resources and energy, potential costs to defend ourselves against rumors, decreases and volatility in the ADS trading price, and increased directors and officers insurance premiums and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.

Failure to make adequate contributions to certain employee benefit plans as required by PRC regulations may subject us to penalties.

We are required under PRC law to participate in various government sponsored employee benefit plans, including social security insurance, housing provident funds and other welfare-oriented payments, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. An employer shall pay employee benefits for its employees in accordance with the rates provided under relevant regulations and shall withhold the social insurance and other employee benefits that should be assumed by the employees. For example, an employer that has not made social insurance contributions at a rate and based on an amount prescribed by the law, or at all, may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and be subject to a late fee of up to 0.05% or 0.2% per day, as the case may be. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times of the amount overdue. If there is a failure to pay the full amount of housing provident fund as required, the housing provident fund management center may require payment of the outstanding amount within a prescribed period. If the payment is not made within such time limit, an application may be made to the PRC courts for compulsory enforcement. We have not made adequate employee benefit payments to social security insurance and the housing provident fund based on the required salary basis or make adequate social security insurance and housing fund contributions for our employees in a manner stipulated by the PRC laws and regulations. In addition, to efficiently administer the contribution of employment benefit plans of our employees in some cities, we engage third-party agents to make the contribution for our employees. If the relevant competent government authority is of the view that we have underpaid social insurance and housing provident fund for our employees or the third-party agency arrangement does not satisfy the requirements under the relevant PRC laws and regulations, we may be required to pay the shortage of our contributions or subject to fines or other legal sanctions. If we are subject to full distribution, late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected. We had accrued our payable for contributions to certain employee benefit plans including social welfare and housing fund for our employees based on their minimum salary base according to the existing PRC laws and regulations for the years ended December 31, 2020 and 2021.

The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

Under PRC law, legal documents for corporate transactions, including agreements and contracts such as the leases and sales contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the market supervision administration.

In order to maintain the physical security of our chops and the chops of our PRC entities, we generally store these items in secured locations accessible only by the authorized personnel of each of our PRC subsidiaries. Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the relevant entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over any of our PRC subsidiaries, we or our PRC subsidiaries would need to pass a new shareholder or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws.

We are a company incorporated under the laws of the Cayman Islands, and a majority of our assets and operations are located in China. In addition, substantially all of our executive officers and directors reside within China and are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors as none of them currently resides in the United States or has substantial assets located in the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

The ability of U.S. authorities to bring actions for violations of U.S. securities law and regulations against us, our directors or executive officers may be limited. Therefore, you may not be afforded the same protection as provided to investors in U.S. domestic companies.

The SEC, the U.S. Department of Justice, or the DOJ, and other U.S. authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons. Due to jurisdictional limitations, matters of comity and various other factors, the SEC, the DOJ and other U.S. authorities may be limited in their ability to pursue bad actors, including in instances of fraud, in emerging markets such as China. We conduct our operations mainly in China and our assets are mainly located in China. In addition, all of our directors and executive officers reside within China. There are significant legal and other obstacles for U.S. authorities to obtain information needed for investigations or litigation against us or our directors or executive officers in case we or any of these individuals engage in fraud or other wrongdoing. In addition, local authorities in China may be constrained in their ability to assist U.S. authorities and overseas investors in connection with legal proceedings. As a result, if we, our directors or executive officers commit any securities law violation, fraud or other financial misconduct, the U.S. authorities may not be able to conduct effective investigations or bring and enforce actions against us, our directors, executive officers or other gatekeepers. Therefore, you may not be able to enjoy the same protection provided by various U.S. authorities as it is provided to investors in U.S. domestic companies.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in jurisdictions outside China are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States or other jurisdictions may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the PRC territory, and without the consent by the Chinese securities regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business to any foreign party. While detailed interpretation of or implementation rules under the article have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within China and the potential obstacles for information provision may further increase difficulties faced by you in protecting your interests. See also “—Risks Related to Our ADSs and This Offering—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

Discontinuation of any of the preferential tax treatments and government subsidies or imposition of any additional taxes and surcharges could adversely affect our financial condition and results of operations.

We have received and continue to receive certain preferential tax treatments and government subsidies from the PRC national government or certain local governments. However, if the national government or local governments change their tax policies, including imposing additional taxes and surcharges, or if we cease to be eligible for any national or local preferential tax treatments, we must pay additional tax or surcharges, which would adversely affect our financial condition and results of operations.

We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.

We are an exempted company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in August 2015, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. After that, the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits, which became effective on January 1, 2020, or the SAT Circular 35, provides that nonresident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, nonresident enterprises and their withholding agents may, upon self-assessment and confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate. They can then file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. In 2020 and 2021, we did not record any withholding tax on the retained earnings of our subsidiaries in the PRC as we intended to re-invest all earnings generated from our PRC subsidiaries for the operation and expansion of our business in China, and we intend to continue this practice in the foreseeable future. Should our dividend policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant tax authority or we will be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiary.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

In July 2014, the State Administration of Foreign Exchange, or SAFE, promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities and also requires the foreign-invested enterprise that is established through round-trip investment to truthfully disclose its controller(s). SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders or beneficial owners who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, effective since June 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, should be filed with qualified banks instead of SAFE. The qualified banks examine the applications and accept registrations under the supervision of SAFE.

Certain of the relevant shareholders or beneficial owners who are PRC residents are required to make the relevant foreign exchange registrations under SAFE Circular 37, and such registrations are yet to be completed. Any failure or inability of the relevant shareholders or beneficial owners who are PRC residents to comply with the registration procedures set forth in these regulations, or any failure to disclose or misrepresentation of the controller(s) or ultimate shareholders of the foreign-invested enterprise that is established through round-trip investment, may subject us to fines and legal sanctions, such as restrictions on our cross-border investment activities, on the ability of our PRC subsidiaries to distribute dividends and the proceeds from any reduction in capital, share transfer or liquidation to us. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC law for circumventing applicable foreign exchange restrictions.

We may not at all times be fully informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurance that these PRC residents will comply with our request to make or obtain any applicable registrations or continuously comply with all requirements under SAFE Circular 37 or other related rules. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by our shareholders or beneficial owners to comply with SAFE regulations, or failure by us to conduct or amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

Increases in labor costs and enforcement of stricter labor and individual income tax laws and regulations in China may adversely affect our business and our profitability.

China’s overall economy and the average wage in China have increased in recent years and are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to those who pay for our services, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employee’s probation and unilaterally terminating labor contracts. Some of our PRC entities ask their employees to work overtime due to business needs and fail to fully pay overtime payment in accordance with PRC laws, which may subject us to additional damages. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

In October 2010, the Standing Committee of the National People’s Congress promulgated the PRC Social Insurance Law, effective on July 1, 2011 and amended on December 29, 2018. On April 3, 1999, the State Council promulgated the Regulations on the Administration of Housing Funds, which was amended on March 24, 2002 and March 24, 2019. Companies registered and operating in China are required under the Social Insurance Law and the Regulations on the Administration of Housing Funds to apply for social insurance registration and housing fund deposit registration within 30 days of their establishment and to pay for their employees different social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to the extent required by law. We could be subject to orders by the competent labor authorities for rectification and failure to comply with the orders may further subject us to administrative fines. Further, we are obligated to withhold individual income tax for our employees.

As the interpretation and implementation of labor-related and individual income tax laws and regulations are still evolving, we cannot assure you that our employment practices do not and will not violate labor-related and individual income tax laws and regulations in China, which may subject us to labor disputes or government investigations. We cannot assure you that we have complied or will be able to comply with all labor-related and individual income tax law and regulations including those relating to obligations to make social insurance payments, contribute to the housing provident funds and withhold individual income tax. If we are deemed to have violated relevant labor and individual income tax laws and regulations, we could be required to provide additional compensation to our employees or be imposed penalties and our business, financial condition and results of operations will be adversely affected.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies due to their position as director, senior management or employees of the PRC subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies before they obtain the incentive shares or exercise the share options. In addition, in February 2012, the SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan

of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with the SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. See “Regulation—Regulations on Foreign Exchange—Stock Incentive Plans.” We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been or will be granted incentive shares or options are subject to these regulations. Failure to complete the SAFE registrations may subject us or them to fines and legal sanctions. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Regulation—Regulations on Foreign Exchange—Stock Incentive Plans.”

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within China is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the SAT, issued the Circular of the State Administration of Taxation on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the De Facto Standards of Organizational Management, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in SAT Circular 82 may reflect SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

We believe that we are not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we could be subject to PRC tax at a rate of 25% on our worldwide income, which could materially reduce our net income, and we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within China. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 10% in the case of non-PRC enterprises or a rate of 20% in the case of non-PRC individuals unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

In February 2015, the SAT issued The Public Notice Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises, or SAT Public Notice 7. SAT Public Notice 7 extends its tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides certain criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owns the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a tax rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes. However, according to the aforesaid safe harbor rule, the PRC tax would not be applicable to the transfer by any non-resident enterprise of ADSs of the Company acquired and sold on public securities markets.

On October 17, 2017, the SAT issued the Public Notice on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Public Notice 37, which came into effect on December 1, 2017. According to SAT Public Notice 37, where the non-resident enterprise fails to declare its tax payable pursuant to Article 39 of the EIT Law, the tax authority may order it to pay its tax due within required time limits, and the non-resident enterprise shall declare and pay its tax payable within such time limits specified by the tax authority. If the non-resident enterprise voluntarily declares and pays its tax payable before the tax authority orders it to do so, it shall be deemed that such enterprise has paid its tax payable in time.

We face uncertainties on the reporting and consequences of future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under SAT Public Notice 7 and SAT Public Notice 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

Risks Related to Our ADSs and This Offering

There has been no public market for our shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our shares or ADSs. We will apply to list our ADSs on the [New York Stock Exchange/Nasdaq Stock Market]. Our shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

Negotiations with the underwriters will determine the initial public offering price for our ADSs which may bear no relationship to their market price after the initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.

The trading price of our ADSs may be volatile, which could result in substantial losses to you.

The trading price of our ADSs can be volatile and fluctuate widely in response to a variety of factors, many of which are beyond our control. In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in the PRC that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our ADSs. Some of these companies have experienced significant volatility. The trading performances of these PRC companies’ securities may affect the overall investor sentiment towards other PRC companies listed in the United States and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including the following:

•	regulatory developments affecting us or our industry, customers, suppliers or other business partners;

•	announcements of studies and reports relating to the quality of our products and services or those of our competitors;

•	changes in the economic performance or market valuations of our competitors;

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	conditions in the pet care industry;

•	announcements by us or our competitors of acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

•	additions to or departures of our senior management;

•	fluctuations of exchange rates between the RMB and the U.S. dollar;

•	release or expiry of lock-up or other transfer restrictions on our issued and outstanding shares or ADSs; and

•	sales or perceived potential sales of additional ordinary shares or ADSs.

Furthermore, volatility in the trading price of our ADSs may cause dissatisfaction among the direct or indirect beneficial owners in our equity interest who became such owners by receiving direct or indirect beneficial ownership in our equity interest as consideration paid for certain of our acquisitions and who may be unable to liquidate the ordinary shares they own in a timely manner to maximize their profits. They may thus act against our interest, including harming our reputation.

The concentration of our share ownership among executive officers, directors, and principal shareholders and their affiliated entities will likely limit your ability to influence corporate matters and could discourage others from pursuing any change of control transaction that holders of our ordinary shares and ADSs may view as beneficial.

Our executive officers, directors, principal shareholders and their affiliated entities together beneficially own over 60% of our outstanding ordinary shares on an as-converted basis prior to this offering. Upon the completion of this offering, our executive officers, directors, principal shareholders and their affiliated entities together will beneficially own approximately         % of our total outstanding ordinary shares, assuming the underwriters do not exercise their over-allotment option, or         % of our total outstanding ordinary shares if the underwriters exercise their over-allotment option in full, without taking into account the ADSs that the existing shareholders or their affiliates may purchase in this offering. As a result of the concentration of ownership, these shareholders will have considerable influence over matters such as decisions regarding mergers and consolidations, amendments to our constitutional documents, election of directors and other significant corporate actions. Such shareholders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of our ordinary shares and ADSs may view as beneficial.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ADSs or publishes inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of US$             per ADS, representing the difference between the initial public offering price of US$             per ADS and our adjusted net tangible book value per ADS as of December 31, 2021, after giving effect to our sale of the ADSs offered in this offering. In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise of share options. See “Dilution” for a more complete description of how the value of your investment in the ADSs will be diluted upon completion of this offering.

Techniques employed by short sellers may drive down the market price of the ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller untrue attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in the ADSs could be greatly reduced or even rendered worthless.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account of the company, provided that in no circumstances may a dividend be paid out of share premium if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have             ordinary shares issued and outstanding, including              ordinary shares represented by ADSs, assuming the underwriters do not exercise their over-allotment option. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the United States Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares issued and outstanding after this offering will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of this prospectus, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the representatives of the underwriters of this offering. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of our ADSs could decline.

After completion of this offering, certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares, subject to the 180-day lock-up period in connection with this offering.

Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise the same rights as our shareholders.

Holders of ADSs do not have the same rights as our shareholders. As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. As an ADS holder, you will only be able to exercise the voting rights carried by the underlying ordinary shares which are represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying ordinary shares represented by your ADSs in accordance with your instructions. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying ordinary shares represented by your ADSs unless you withdraw such ordinary shares, and become the registered holder of such ordinary shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the underlying ordinary shares represented by your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our post-offering memorandum and articles of association that will become effective immediately prior to completion of this offering, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying ordinary shares represented by your ADSs and becoming the registered holder of such ordinary shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary notice of shareholder meetings sufficiently in advance of such meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the underlying ordinary shares represented by your ADSs are voted and you may have no legal remedy if the underlying ordinary shares represented by your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to requisition a shareholders’ meeting. Except in limited circumstances, the depositary for our ADSs will give us a discretionary proxy to vote the underlying ordinary shares represented by your ADSs if you do not vote at shareholders’ meetings, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote the ordinary shares underlying your ADSs at shareholders’ meetings unless:

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that you cannot prevent the ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for ADS holders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

Forum selection provisions in our post-offering memorandum and articles of association and our deposit agreement with the depositary bank could limit the ability of holders of our ordinary shares, ADSs or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary bank, and potentially others.

Our post-offering memorandum and articles of association provide that the federal district courts of the United States are the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising under the Securities Act and the Exchange Act. Our agreement with the depositary bank also provides that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) is the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Exchange Act. However, the enforceability of similar federal court choice of forum provisions has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable, unenforceable, or inconsistent with other documents that are relevant to the filing of such lawsuits. If a court were to find the federal choice of forum provision contained in our post-offering memorandum and articles of association or our deposit agreement with the depositary bank to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection clause in our post-offering memorandum and articles of association, as well as the forum selection provisions in the deposit agreement, may limit a security-holder’s ability to bring a claim against us, our directors and officers, the depositary bank, and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits. In addition, the Securities Act provides that both federal and state courts have jurisdiction over suits brought to enforce any duty or liability under the Securities Act or the rules and regulations thereunder. Accepting or consent to this forum selection provision does not constitute a waiver by you of compliance with federal securities laws and the rules and regulations thereunder. You may not waive compliance with federal securities laws and the rules and regulations thereunder. The exclusive forum provision in our post-offering memorandum and articles of association will not operate so as to deprive the courts of the Cayman Islands from having jurisdiction over matters relating to our internal affairs.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waive the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary, lead to increased costs to bring a claim, limited access to information and other imbalances of resources between such holder and us, or limit such holder’s ability to bring a claim in a judicial forum that such holder finds favorable. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs shall relieve us or the depositary from our respective obligations to comply with the Securities Act and the Exchange Act nor serve as a waiver by any holder or beneficial owner of ADSs of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

We are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, or to terminate the deposit agreement, without the prior consent of the ADS holders.

We are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. We and the depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of our business relationship with the depositary. In the event that the terms of an amendment impose or increase fees or charges (other than taxes and other governmental charges, registration fees, cable (including SWIFT) or facsimile transmission costs, delivery costs or other such expenses) or that would otherwise prejudice any substantial existing right of the ADS holders, such amendment will not become effective as to outstanding ADSs until the expiration of 30 days after notice of that amendment has been disseminated to the ADS holders, but no prior consent of the ADS holders is required under the deposit agreement. Furthermore, we may decide to terminate the ADS facility at any time for any reason. For example, terminations may occur when the ADSs are delisted from the stock exchange in the United States on which the ADSs are listed and we do not list the ADSs on another stock exchange in the United States, nor is there a symbol available for over-the-counter trading of the ADSs in the United States. If the ADS facility will terminate, ADS holders will receive at least 90 days’ prior notice, but no prior consent is required from them. Under the circumstances that we decide to make an amendment to the deposit agreement that is disadvantageous to ADS holders or terminate the deposit agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying ordinary shares, but will have no right to any compensation whatsoever.

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement.

Under the deposit agreement, any legal suit, action or proceeding against or involving us or the depositary, arising out of or relating in any way to the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, in the state courts in New York County, New York), and you, as a holder of the ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding. It is possible that a court could find this type of forum selection provision to be inapplicable, unenforceable, or inconsistent with other documents that are relevant to the filing of such lawsuits. For risks related to the enforceability of such exclusive forum selection provision, please see “—Forum selection provisions in our post-offering memorandum and articles of association and our deposit agreement with the depositary bank could limit the ability of holders of our ordinary shares, ADSs or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary bank, and potentially others.” Accepting or consent to this forum selection provision does not constitute a waiver by you of compliance with federal securities laws and the rules and regulations thereunder. You may not waive compliance with federal securities laws and the rules and regulations thereunder.

The deposit agreement provides that the depositary or an ADS holder may require any claim asserted by it against us arising out of or relating to our ordinary shares, the ADSs or the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement, although the arbitration provisions do not preclude you from pursuing any claim, including claims under the Securities Act or the Exchange Act in [the United States District Court for the Southern District of New York (or such state courts if the United States District Court for the Southern District of New York lacks subject matter jurisdiction)]. The exclusive forum selection provisions in the deposit agreement also do not affect the right of any party to the deposit agreement to elect to submit a claim against us to arbitration, or our duty to submit that claim to arbitration, as provided in the deposit agreement, or the right of any party to an arbitration under the deposit agreement, to commence an action to compel that arbitration, or to enter judgment upon or to enforce an award by the arbitrators, in any court having jurisdiction over an action of that kind. See “Description of American Depositary Shares” for more information.

You may not receive cash dividends if the depositary decides it is impractical to make them available to you.

The depositary will pay cash distributions on the ADSs only to the extent that we decide to distribute dividends on our ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. To the extent that there is a distribution, the depositary has agreed to pay you the cash dividends or other distributions it or the custodian receives on our shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act, and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and the register of mortgages and charges) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our post-offering articles of association that will become effective immediately prior to completion of this offering to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands. However, we conduct almost all of our operations outside the United States and a majority of our assets are located in China. In addition, substantially all of our executive officers and directors reside within China for a significant portion of the time and are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or our management residing in China in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. In addition, China does not have treaties providing for reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

We have not determined a specific use for a portion of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that would improve our results of operations or increase our ADS price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

The post-offering memorandum and articles of association that will become effective immediately prior to the completion of this offering will contain anti-takeover provisions that could discourage a third party from acquiring us and adversely affect the rights of holders of our ordinary shares and the ADSs.

We will adopt the ninth amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering, which we refer to as our post-offering memorandum and articles of association. Our post-offering memorandum and articles of association will contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change of control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD promulgated by SEC.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the [Nasdaq Stock Market/New York Stock Exchange]. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the [Nasdaq Stock Market’s/New York Stock Exchange’s] corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the [Nasdaq Stock Market’s/New York Stock Exchange’s] corporate governance requirements.

As a Cayman Islands company listed on the [New York Stock Exchange/Nasdaq Stock Market], we are subject to the [Nasdaq Stock Market’s/New York Stock Exchange’s] corporate governance listing standards. However, [Nasdaq Stock Market’s/New York Stock Exchange’s] rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the [Nasdaq Stock Market’s/New York Stock Exchange’s] corporate governance listing standards. If we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the [Nasdaq Stock Market’s/New York Stock Exchange’s] corporate governance listing standards applicable to U.S. domestic issuers.

There can be no assurance that we will not be classified as a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

A non-U.S. corporation, such as our company, will generally be classified as a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes, for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of its average quarterly assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are generally taken into account when determining the value of its assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Based on the composition of our income and assets, we believe that we were not a PFIC, for U.S. federal income tax purposes, for the taxable year ended December 31, 2021. Based on the current and anticipated value of our assets (including goodwill and other unbooked intangibles) and current business plans and financial expectations, we do not anticipate becoming a PFIC for the current taxable year or for the foreseeable future. However, because PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and assets, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash (including the proceeds from this offering), our risk of becoming classified as a PFIC may substantially increase. In addition, because we have valued our goodwill based on the market value of our ADSs, a decrease in the market value of our ADSs may also result in our being or becoming a PFIC.

If we are classified as a PFIC for any taxable year during which a U.S. Holder (as defined in “Taxation—United States Federal Income Tax Considerations”) holds our ADSs or ordinary shares, the PFIC tax rules discussed under “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules” will generally apply to such U.S. Holder for such taxable year and, unless the U.S. Holder makes a “mark-to-market” election, will apply in future years even if we cease to be a PFIC. See the discussion under “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules” concerning the U.S. federal income tax considerations of an investment in our ADSs or ordinary shares if we are or become classified as a PFIC and the possibility of making such election.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. Therefore, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. As a result, if we elect not to comply with such reporting and other requirements, in particular the auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to “opt out” of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

We will incur increased costs and become subject to additional rules and regulations as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission, or the SEC, the [New York Stock Exchange/Nasdaq Stock Market], impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly.

As a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the number of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were to be involved in a class action suit, it would possibly divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material and adverse effect on our financial condition and results of operations.

In addition, as an emerging growth company, we will still incur expenses in relation to management assessment according to requirements of Section 404(a) of the Sarbanes-Oxley Act of 2002. After we are no longer an “emerging growth company,” we expect to incur additional significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	the trends in, expected growth and the market size of the pet industry and pet care industry, both in the PRC and globally;

•	our expectation regarding the prospects of our business model, and demand for and market acceptance of our services;

•	our expectations regarding the effectiveness of our marketing initiatives and the relationship with our third-party business partners;

•	competition in our industry;

•	relevant government policies and regulations relating to our industry;

•	general economic and business conditions globally and in China; and

•	assumptions underlying or related to any of the foregoing.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Prospectus Summary—Summary of Risk Factors,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulation” and other sections in this prospectus. You should read thoroughly this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The pet industry and pet care industry may not grow at the rate projected by market data, or at all. Failure of these markets to grow at the projected rate may have a material and adverse effect on our business and the market price of our ADSs. In addition, the rapidly evolving nature of the pet industry and pet care industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$                 million, or approximately US$                  million if the underwriters exercise their option to purchase additional ADSs in full, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$                  per ADS, which is the mid-point of the price range shown on the cover page of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price of US$                  per ADS would increase (decrease) the net proceeds to us from this offering by US$                  , assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives, and obtain additional capital. We plan to use the net proceeds of this offering as follows:

•	approximately 35% for strengthening our brand, expanding our pet hospital network in China, and further upgrading our pet care services;

•	approximately 20% for investing in our supply chain service and local services capabilities;

•

approximately 20% for exploring new initiatives including upstream and downstream business opportunities as well as global expansion, although we have not identified any specific opportunities including mergers and acquisitions at this time;

•	approximately 15% for research and development to enhance digitalization and technology, especially in smart treatment, online platform and data insight; and

•	approximately 10% for working capital and other general corporate purposes.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See “Risk Factors—Risks Related to Our ADSs and This Offering—We have not determined a specific use for a portion of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.”

In using the proceeds of this offering, we are permitted under PRC laws and regulations as an offshore holding company to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to satisfaction of applicable government registration and approval requirements. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, or at all. See “Risk Factors—Risks Related to Doing Business in China— PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Pending any use described above, we plan to invest the net proceeds from this offering in short-term, interest-bearing, debt instruments or demand deposits.

[We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.]

DIVIDEND POLICY

Our board of directors has complete discretion on whether to pay dividends, subject to certain requirements of Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by an ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to pay dividends on our ordinary shares, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Regulation—Regulations on Foreign Exchange.”

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying our ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to the ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2021:

•	on an actual basis;

•

on a pro forma basis to reflect the conversion of all of our outstanding Class A ordinary shares and Class B ordinary shares, on a one-for-one basis, into our ordinary shares immediately upon the completion of this offering; and

•

on a pro forma as adjusted basis to reflect (i) the conversion of all of our outstanding Class A ordinary shares and Class B ordinary shares, on a one-for-one basis, into our ordinary shares immediately upon the completion of this offering and (ii) the sale of              ordinary shares represented by ADSs by us in this offering at an assumed initial public offering price of US$              per ADS, which is the mid-point of the estimated range of the initial public offering price shown on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise their option to purchase additional ADSs.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2021
	Actual		Pro Forma		Pro Forma As Adjusted(1)
	(in thousands)
	RMB	US$	RMB	US$	RMB	US$
Redeemable ordinary shares:
Redeemable ordinary shares - par value of US$0.000001 per share; 8,044,516,894 shares issued and outstanding; liquidation preference of RMB9,345,241 (US$1,466,472)	8,243,339	1,293,559

Other shareholders’ deficit:
Ordinary shares - par value of US$0.000001 per share; 50,000,000,000 shares authorized, 5,519,763,566 shares issued and 5,422,013,363 outstanding (excluding those reflected as redeemable ordinary shares)	37	6
Additional paid-in capital(2)	1,076,616	168,945
Treasury shares: 97,750,203 shares	—	—
Accumulated - other comprehensive income	420,200	65,939
Accumulated deficit	(3,831,748)	(601,285)

Total Ruipeng Pet Group Inc. shareholders’ deficit	(2,334,895)	(366,395)
Non-controlling interests	53,622	8,414

Total other shareholders’ deficit(2)	(2,281,273)	(357,981)

Total capitalization	5,962,066	935,578

Notes:

(1)

The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders’ equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.
(2)

A US$1.00 increase (decrease) in the assumed initial public offering price of US$                per ADS, the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) each of additional paid-in capital, total shareholders’ equity, total equity and total capitalization by US$                million.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of December 31, 2021 was approximately US$            , or US$             per ordinary share as of that date and US$             per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of US$             per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus adjusted to reflect the ADS-to-ordinary share ratio, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after December 31, 2021, other than to give effect to our sale of the ADSs offered in this offering at the assumed initial public offering price of US$             per ADS, which is the midpoint of the estimated range of the initial public offering price, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2021 would have been US$             , or US$             per ordinary share and US$             per ADS. This represents an immediate increase in net tangible book value of US$             per ordinary share and US$             per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$             per ordinary share and US$             per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per Ordinary Share	Per ADS
Assumed initial public offering price	US$	US$
Net tangible book value as of December 31, 2021	US$	US$
Pro forma net tangible book value as of December 31, 2021	US$	US$
Pro forma as adjusted net tangible book value after giving effect to this offering	US$	US$
Amount of dilution in net tangible book value to new investors in this offering	US$	US$

A US$1.00 increase (decrease) in the assumed initial public offering price of US$             per ADS would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by US$             , the pro forma as adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by US$             per ordinary share and US$             per ADS and the dilution in pro forma as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$             per ordinary share and US$             per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2021, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (represented by ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration			Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	Amount	Percent
Existing shareholders			US$		%	US$	US$
New investors			US$		%	US$	US$

Total			US$	100.0%

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands exempted company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws than the United States and provides less protection for investors as compared to the United States. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

All of our assets are located outside the United States. In addition, all of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.

We have appointed                  as our agent to receive service of process with respect to any action brought against us in the U.S. District Court for the Southern District of New York in connection with this offering under the federal securities laws of the United States or the securities laws of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York in connection with this offering under the securities laws of the State of New York.

Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

Maples and Calder (Hong Kong) LLP has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided such judgment (i) is final and conclusive, (ii) is not in respect of taxes, a fine or a penalty; and (iii) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Haiwen & Partners, our counsel as to PRC law, has advised us that there is uncertainty as to whether the courts of China would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Haiwen & Partners has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. The PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocal arrangements with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in China will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may initiate actions based on PRC law before a PRC court against a company for disputes, if the plaintiff can establish a sufficient contact with China for a PRC court to exercise jurisdiction and has a direct interest, cause of action and a concrete claim. The action may be initiated by a shareholder through filing a complaint with the PRC court. The PRC court will determine whether to accept the complaint in accordance with the PRC Civil Procedures Law. The shareholder may participate in the action by itself or entrust any other person or PRC legal counsel to participate on behalf of such shareholder. In addition, it will be difficult for U.S. shareholders to originate actions against us in China in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding our ADSs or ordinary shares, to establish a connection to China for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

CORPORATE HISTORY AND STRUCTURE

We commenced operations in December 1998 through Ruipeng Pet Hospital, a pet hospital brand founded in Shenzhen, Guangdong province by Mr. Yonghe Peng, our founder, co-chairman of the board of directors and president. From 1999 to 2012, we kept expanding our pet hospital network in Guangdong province. In 2013, we expanded our geographical reach from Guangdong province to cities in other southern provinces in China. In 2016, we acquired Meilianzhonghe, one of the most influential and iconic brands in China’s pet care industry, and expanded to northern China.

To facilitate offshore listing, we incorporated Ruipeng Pet Group Inc. in June 2019 under the laws of the Cayman Islands as our offshore holding company. On December 31, 2019, we completed the acquisition of Skyfield Group, a China-based pet hospital group. Upon the completion of the acquisition, Skyfield Group became a wholly owned subsidiary of Ruipeng Pet Group Inc. and several major pet hospital brands such as Ainuo, Anan, Naja and Puppy Town were integrated into our pet hospital network.

In connection with the acquisition of Skyfield Group, we completed a series of offshore and onshore restructuring transactions. As a result of such transactions, our operating subsidiaries in the PRC are now direct or indirect subsidiaries of Skyfield (Shanghai) Investment Co., Ltd. and New Ruipeng Pet Healthcare Group Co., Ltd., our PRC holding companies, or the PRC Holding Companies. We hold 100% or majority equity interests in the PRC Holding Companies through HHRP Holdings (Cayman) Inc., HHRP Holdings Limited, Skyfield Holdings (Cayman) Inc. and Skyfield Holdings Limited, our offshore intermediary holding entities.

In August 2021, we changed the name of our Cayman Islands holding company from Ruipeng Pet Group Inc. to New Ruipeng Pet Group Inc.

The following diagram illustrates our corporate structure, including our principal subsidiaries, as of the date of this prospectus:

Notes:

(1)	Primarily engages in pet care services through its subsidiaries and/or branches.
(2)	Shenzhen Great Sun Network Technology Co., Ltd., through its subsidiary, primarily engages in pet-related big data research and development.
(3)	Nanjing Jichong Intelligent Technology Co., Ltd., through subsidiaries and/or branches, primarily engages in local services business.

(4)

Runhe Supply Chain Group Co. Ltd., through subsidiaries and/or branches, primarily engages in pet product and equipment supply chain management business. Shenzhen Hewang Enterprise Management Center (Limited Partnership), Shenzhen Heqi Enterprise Management Center (Limited Partnership), and Shenzhen Yirun Enterprise Management Center (Limited Partnership), each a limited partnership incorporated in the PRC, hold the remaining approximately 3.59%, 1.26% and 0.79% equity interests in Runhe Supply Chain Group Co. Ltd., respectively. Each of Shenzhen Hewang Enterprise Management Center (Limited Partnership), Shenzhen Heqi Enterprise Management Center (Limited Partnership) and Shenzhen Yirun Enterprise Management Center (Limited Partnership) is owned by certain minority shareholders of our company.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated statements of net loss data for the years ended December 31, 2020 and 2021, selected consolidated balance sheets data as of December 31, 2020 and 2021 and selected consolidated statements of cash flow data for the years ended December 31, 2020 and 2021 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States. Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For the Year Ended December 31,
	2020	2021
	RMB	RMB	US$
	(in thousands, except for share and per share data)
Selected Consolidated Statements of Net Loss Data:
Revenues
Services
Pet care services	2,053,955	2,973,521	466,610
Product
Supply chain	591,732	1,280,311	200,909
Local services	362,598	529,839	83,143

Total revenues	3,008,285	4,783,671	750,662
Cost of revenues
Services
Pet care services	(1,969,207)	(2,872,948)	(450,829)
Product
Supply chain	(508,356)	(1,133,886)	(177,931)
Local services	(388,241)	(553,676)	(86,884)

Total cost of revenues	(2,865,804)	(4,560,510)	(715,644)

Gross profit	142,481	223,161	35,018

Operating expenses:
Sales and marketing	(174,720)	(357,173)	(56,049)
General and administrative	(895,681)	(1,136,143)	(178,285)
Research and development	(52,332)	(82,656)	(12,971)

Total operating expenses	(1,122,733)	(1,575,972)	(247,305)

Loss from operations	(980,252)	(1,352,811)	(212,287)
Interest income	18,593	34,493	5,414
Interest expense	(12,993)	(32,631)	(5,121)
Foreign exchange gain (loss)	1,471	(390)	(62)
Share of net loss from equity method investments	(290)	(626)	(98)
Remeasurement gain on step acquisitions	6,609	54,337	8,527
Fair value loss of contingent consideration	(21,277)	(2,123)	(333)
Gain on disposal of subsidiaries	—	509	80

	For the Year Ended December 31,
	2020	2021
	RMB	RMB	US$
	(in thousands, except for share and per share data)
Loss before income taxes	(988,139)	(1,299,242)	(203,880)
Income tax expenses	(11,645)	(12,014)	(1,885)

Net loss	(999,784)	(1,311,256)	(205,765)
Net loss attributable to non-controlling interests	26,375	14,103	2,213
Foreign exchange gain (loss) on foreign currency denominated redeemable ordinary shares	(186,396)	(74,390)	(11,673)

Net loss attributable to Ruipeng Pet Group Inc.	(1,159,805)	(1,371,543)	(215,225)

Net loss per share attributable to ordinary shares:
Basic and diluted	(0.10)	(0.11)	(0.02)

Weighted average shares used to compute net loss per share attributable to ordinary shares:
Basic and diluted	5,179,509,953	5,008,056,549	5,008,056,549

The following table presents our selected consolidated statements of balance sheet data as of December 31, 2020 and 2021:

	As of December 31,
	2020	2021
	RMB	RMB	US$
	(in thousands)
Selected Consolidated Statements of Balance Sheet Data:
Current assets:
Cash and cash equivalents	4,024,308	772,640	121,244
Restricted cash	—	914,725	143,540
Short-term investments	—	893,598	140,225
Accounts receivable, net	92,713	125,872	19,752
Inventories	423,646	729,935	114,543
Prepaid expenses and other current assets	416,920	720,752	113,102
Amounts due from related parties	8,246	916	144

Total current assets	4,965,833	4,158,438	652,550

Total assets	8,696,870	9,494,692	1,489,924

Current liabilities:
Short-term bank borrowings	350,000	1,392,280	218,479
Accounts payable	180,654	237,759	37,310
Income tax payable	12,244	1,920	301
Contract liabilities	234,778	355,722	55,820
Accrued expenses and other liabilities	1,151,283	1,535,527	240,958

Total current liabilities	1,928,959	3,523,208	552,868

Total liabilities	1,934,179	3,532,626	554,346
Redeemable ordinary shares	8,361,156	8,243,339	1,293,559
Total Ruipeng Pet Group Inc. shareholders’ deficit	(1,718,562)	(2,334,895)	(366,395)
Non-controlling interests	120,097	53,622	8,414
Total other shareholders’ deficit	(1,598,465)	(2,281,273)	(357,981)

Total liabilities, redeemable ordinary shares and other shareholders’ deficit	8,696,870	9,494,692	1,489,924

The following table presents our selected consolidated statements of cash flow data for the years ended December 31, 2020 and 2021:

	For the Year Ended December 31,
	2020	2021
	RMB	RMB	US$
	(in thousands)
Selected Consolidated Statements of Cash Flow Data:
Net cash provided by (used in) operating activities	(476,107)	(1,166,773)	(183,092)
Net cash provided by (used in) investing activities	(338,966)	(2,099,295)	(329,426)
Net cash provided by financing activities	4,033,403	971,849	152,504
Exchange rate effect on cash and cash equivalents and restricted cash	(167,373)	(42,724)	(6,704)

Net increase (decrease) in cash and cash equivalents and restricted cash	3,050,957	(2,336,943)	(366,718)
Cash and cash equivalents and restricted cash at the beginning of the year	973,351	4,024,308	631,502

Cash and cash equivalents and restricted cash at the end of the year	4,024,308	1,687,365	264,784

Non-GAAP Financial Measures

In evaluating our business, we consider and use Adjusted EBITDA and Adjusted EBITDA Margin as supplemental non-GAAP measures to review and assess our operating performance. The presentation of these non-GAAP measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define Adjusted EBITDA as net income, plus net interest expense, depreciation and amortization, and further adjusted to eliminate the impact of certain items that we do not consider indicative of our core operations. We define Adjusted EBITDA Margin as Adjusted EBITDA as a percentage of our total revenues.

We present Adjusted EBITDA and Adjusted EBITDA Margin because they are used by our management to evaluate our operating performance and formulate business plans. These non-GAAP measures reflect the company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. We also believe that the use of these non-GAAP measures facilitate investors to understand and evaluate our current operating performance and future prospects in the same manner as management does, if they so choose. We also believe that these non-GAAP measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of our core operating results and business outlook.

These non-GAAP measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP measures have limitations as analytical tools. The non-GAAP adjustments to loss before income tax to arrive at the Adjusted EBITDA do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling Adjusted EBITDA to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

The following table reconciles loss before income taxes to Adjusted EBITDA and Adjusted EBITDA Margin for the years presented.

	For the Year Ended December 31,
	2020	2021
	RMB	RMB	US$
	(in thousands, except for percentages)
Reconciliation of loss before income taxes to Adjusted EBITDA and Adjusted EBITDA Margin:
Loss before income taxes	(988,139)	(1,299,242)	(203,880)
Adjustments:
Depreciation and amortization	313,943	356,990	56,020
Interest expense	12,993	32,631	5,121

EBITDA	(661,203)	(909,621)	(142,739)
Other Adjustments:
Non-cash costs:
Share-based compensation	5,961	42,114	6,609
Fair value loss of contingent consideration	21,277	2,123	333
Non-recurring costs:
One-off non-capitalizable deal expenses related to financing(1)	18,537	12,995	2,039

Adjusted EBITDA	(615,428)	(852,389)	(133,758)

Adjusted EBITDA Margin	(20.5)%	(17.8)%	(17.8)%

Notes:

(1)	One-off non-capitalizable deal expenses related to financing primarily consist of financial and legal professional fees paid in connection with our financing.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section titled “Risk Factors,” “Prospectus Summary—Summary Consolidated Financial Data,” “Selected Consolidated Financial Data,” and the consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed in the section titled “Risk Factors” and in other parts of this prospectus. Our consolidated financial statements have been prepared in accordance with U.S. GAAP.

Overview

We are the largest pet care platform in China and the second largest globally in terms of number of hospitals and revenue from pet care services in both 2020 and 2021, according to Frost & Sullivan. As of December 31, 2021, we had 23 pet hospital brands and 1,887 pet hospitals, approximately three times the sum of pet hospitals of our competitors that ranked the second through the tenth in China. As of December 31, 2021, we had operations in 31 provinces and 111 cities, and we had an approximately 30% pet care market share in first-tier cities across China in 2021, according to Frost & Sullivan. We are the leading one-stop pet care platform in terms of number of pet hospitals, revenue and service scope, according to Frost & Sullivan, and a pioneer in building the infrastructure and standard for the pet industry.

We believe that our core business, namely pet care services, supply chain services and local services, are complementary and synergistic to each other. On the customer front, our well-developed pet care services form a high entry barrier, helping us accumulate a sizable customer base through top-notch pet medical services. Our pet care services and local services segments generate mutual traffic referrals and cross-selling. The supply chain services, on the other hand, empower pet care services and local services by lowering procurement costs and improving operating efficiency, which is made possible by our strong brand and centralized procurement capabilities. On the foundation of these three business pillars, we have expanded into third-party diagnosis, continued veterinary education services and marketing-as-a-service. We are committed to constructing a world-leading comprehensive pet services platform and a mutually beneficial and integrated pet ecosystem.

Our total revenues increased by 59.0% from RMB3,008.3 million in 2020 to RMB4,783.7 million (US$750.7 million) in 2021. Our gross profit increased significantly from RMB142.5 million in 2020 to RMB223.2 million (US$35.0 million) in 2021. Our net losses amounted to RMB999.8 million and RMB1,311.3 million (US$205.8 million) in 2020 and 2021, respectively, while net losses as a percentage of total revenues decreased from 33.2% in 2020 to 27.4% in 2021. As a testimony to our improving operational efficiency, our operating expenses as a percentage of total revenues also decreased from 37.3% in 2020 to 32.9% in 2021. Our Adjusted EBITDA was negative RMB615.4 million and negative RMB852.4 million (negative US$133.8 million) in 2020 and 2021, respectively, and our Adjusted EBITDA Margin improved from negative 20.5% in 2020 to negative 17.8% in 2021. See “—Non-GAAP Financial Measures” for more information.

Key Factors Affecting Our Results of Operations

Our business, results of operations and financial condition are affected by general factors driving China’s and global economy, the pet industry and the pet care industry. These factors include urbanization rate, demographics trend, levels of per capita disposable income, pet and pet care industry trends, customer pet purchase trends, levels of consumer spending, pet ownership rate, production and procurement costs, the competitive environment, and other general economic conditions in China and globally that affect consumption and business activities in general. Unfavorable changes in any of these general conditions could materially and adversely affect our results of operations.

While our business is influenced by general factors affecting our industry, our operating results are more directly affected by company specific factors, including the following major factors:

•	our ability to continuously expand our pet hospital network;

•	our ability to attract and retain customers and enhance customer experience;

•	our ability to manage pet product supply chain;

•	our ability to develop our local services; and

•	our ability to control cost and enhance operating leverage and efficiency.

Our Ability to Continuously Expand Our Pet Hospital Network

Our ability to continuously expand our pet hospital network is a key driver for our revenue growth. We generate the majority of our revenues from pet care services provided through our nationwide pet hospital network. Our revenues from pet care services amounted to RMB2,054.0 million in 2020 and RMB2,973.5 million (US$466.6 million) in 2021. Such growth depends in part on our ability to expand our hospital network through internal organic growth and external acquisitions. As of December 31, 2019, we integrated 693 pet hospitals operated by Skyfield Group with our own hospital network of 388 pet hospitals in connection with the acquisition of Skyfield Group. As of December 31, 2021, we had 1,887 pet hospitals.

We have become experts in building new hospitals and integrating them into our ecosystem over the years. For example, we have developed standardized tools for selecting sites for our new hospitals. Led by our management team with rich operational experience, we have been able to rapidly integrate the newly built hospitals into our ecosystem and achieve solid financial performance. Our hospitals are strategically located and close to our customers, which enables us to provide comprehensive pet care services to our customers with a meaningful last-mile advantage over our competitors. In 2020 and 2021, we built 196 and 275 new hospitals, respectively.

In addition, as the industry leader in China, we are well-positioned to achieve growth through disciplined acquisitions. We actively screen, target, approach and evaluate potential acquisitions. Our acquisition strategy is to target pet hospitals and other complementary businesses that provide, among other things, access to more potential customers, wider geographic coverage and value-added services in China. Since 2019, we have acquired over 1,200 pet hospitals, taking into account the acquisition of Skyfield Group. We actively monitor the performance of each of our pet hospitals and from time to time optimize our nationwide pet hospital network. We believe that our experienced and disciplined management team, together with our organizational platform built on proprietary and scalable information management systems and processes, make us well positioned to participate in and lead the consolidation of the industry. Our ability to continue to invest and expand our hospital network is critical to our results of operations.

Our Ability to Attract and Retain Customers and Enhance Customer Experience

Our business growth depends on our ability to effectively retain existing customers and attract new customers, and increase their spending on our platform through enriched product and service offerings. This is the primary focus of all of our customer engagement efforts, including online and offline marketing campaigns to our existing and new products and service offerings. We have been successful on this front. The number of active customers of our pet care services increased significantly from approximately 1.7 million in 2020 to approximately 2.5 million in 2021. In 2021, we achieved a customer repurchase rate for pet care services of approximately 56% (compared to the industry average of between 30% and 40%). The average annual net revenues generated from each active customer for our pet care services was RMB1,194 in 2020, and increased to RMB1,203 (US$189) in 2021, despite the impact of the COVID-19 pandemic. Furthermore, since the launch of our local services platform Rvet in February 2020, Rvet had attracted approximately 3.4 million registered users as of December 31, 2021, and had approximately 820,000 and 1,350,000 active customers in 2020 and 2021, respectively. We calculate registered users as the cumulative number of registered user accounts on Rvet as of a certain date and define an active customer as a customer making at least one purchase for a service or product in a given period. We consider the respective numbers of registered users and active customers of Rvet to be useful indicators of the scale and health of our business on and through Rvet, which is our core online platform and a key component of our local services business. We use these metrics to manage and monitor the growth of Rvet and the local services business in general. By examining changes in the number of registered users, we learn about the rate at which Rvet has been growing and the scale it has grown into and may adjust our branding and marketing efforts accordingly. The number of active customers, on the other hand, serves as a barometer of the effectiveness of our monetization strategies for local services business and helps us reexamine and adapt them as needed. We also believe these metrics provide investors with useful tools for gauging the scale, health and potential growth of Rvet and our local services business and help them understand our overall business by demonstrating the vitality and reach of our brand.

We have made significant efforts to attract and retain customers and increase customer spending. First, leveraging our in-depth expertise in pet care and extensive customer-centric ecosystem we have built, we are able to retain customers effectively, foster long-term customer relationships and facilitate significant cross-selling opportunities. Notably, by offering high-quality specialty pet care services and third-party diagnosis services (which typically have higher margins) that address specialized care needs for our pet patients, we are ideally positioned to deliver a superior customer experience, secure trust from our customers and win us opportunities to cross-sell our other services. Second, our ability to offer holistic, personalized, frequent services to every customer, every day, and in every interaction allows pet parents to reduce the number of service providers they engage, thus saving them time and money and ultimately strengthening our customer relationships and our competitive position. Pet parents who are attracted to our platform for one service are expected to continue to engage us for more of our services and products. In 2021, more than 38% of the customers at our pet hospitals also consumed in our other channels. Our ability to connect our online retail channels with our offline offerings also creates a virtuous loop that drives greater online and offline visits, which in turn creates more opportunities for cross-selling our services and products.

Our Ability to Manage Pet Product Supply Chain

Our ability to source high-quality pet products and manage the product supply chain is critical to the success of our supply chain services, which contributed RMB591.7 million to our revenue in 2020 and RMB1,280.3 million (US$200.9 million) to our revenue in 2021. Our offering of high-quality pet medicines has been effective in enhancing the popularity of our services and brand. Meeting our customers’ needs for superior pet products consistently requires us to establish and maintain a standardized, efficient and cost-effective product supply chain. Our national presence makes us the largest player in China’s pet care industry with centralized procurement capabilities, which enable us to leverage our nationwide purchasing power, reduce our dependence on any single supplier and give us a strong bargaining position to lower costs. Furthermore, we have put in place a standardized and strict standard operating procedure, covering supplier selection, product selection, warehousing, shipping and delivery, which streamlines our centralized merchandise sourcing process.

In addition, leveraging our centralized procurement capabilities, we are able to unlock new products and advanced equipment by gaining early access to the latest pet food, health products, equipment and other products developed by top pet product brands. As a result, we typically secure supply of new products six months to one year ahead of the rest of the market and have exclusive access to popular products from premium brands, which gives us a clear advantage over our competitors and strengthens our reputation as the market leader.

Furthermore, as our supply chain services further grows in scale, we expect to obtain more favorable terms from both suppliers and customers of our supply chain services, including pricing terms, credit period and volume-based rebates. In addition, we aim to create value for the suppliers of our supply chain services by offering them valuable insights on market demand, consumer preferences and supply chain information based on our vast customer base. We believe these value propositions will also help us deepen our relationships with, and obtain favorable terms from, suppliers and customers of our supply chain services and reduce our procurement costs.

Our Ability to Develop Our Local Services

We believe our local services are an important component of our growth strategy. Leveraging our pet product supply chain procurement and management capabilities, we have established an integrated and innovative online-to-offline local retail ecosystem. Our online retail channels include not only major online local services platforms in China, but also Rvet, our own Weixin mini-program that combines retail with general pet health management services. In addition to online channels, we have also been seeking innovative ways to expand our offline channels. Our ability to grow our local services, in particular, connecting our online retail channels with our offline offerings, creates a virtuous loop that integrates customer online and offline experience and drives more visits, which in turn creates more opportunities for cross-selling our services and products. Revenues from our local services increased significantly from RMB362.6 million in 2020 to RMB529.8 million (US$83.1 million) in 2021. We plan to continue to invest in our local services to drive both online and offline traffic through innovative marketing. For example, we will continue to leverage our strong IPs, such as JackPet, to direct traffic and attention of customers to our brands and stores, improve integration of online and offline channels and supplement with our delivery and fulfillment services to boost traffic across our local retail ecosystem.

Our Ability to Control Cost and Enhance Operating Leverage and Efficiency

Our ability to achieve profitability is dependent on our ability to control our costs and expenses and improve our operating efficiency.

In 2020 and 2021, our cost of revenues consists primarily of (i) labor cost of veterinarians, medical assistants and groomers directly involved in our pet care services and (ii) cost of products sold to external customers in our supply chain services and local services. We will continue to improve our cost structure by enhancing our bargaining power with the continued expansion of our business.

Our general and administrative expenses are the largest contributor of our operating expenses. In 2020 and 2021, our general and administrative expenses primarily consist of personnel expenses incurred in connection with regional managerial functions, finance and other back office operations. With our successful integration of Skyfield Group, we will continue to improve administrative management efficiency in the future. Sales and marketing expenses are another significant contributor to our operating expenses. In 2020 and 2021, our sales and marketing expenses primarily consist of advertising and marketing promotion expenses, rental and depreciation expenses for selling and marketing activities and sales and marketing personnel costs. Our results of operations depend on our ability to conduct sales and marketing that attract and retain customers in a cost-effective manner. We will continue to improve our marketing strategies to enhance our selling and marketing efficiency in the future.

We believe our massive scale, coupled with the network effect of our platform, will allow us to benefit more from substantial economies of scale. Notably, a significant portion of our infrastructure cost, such as rental expenses for newly-built pet hospitals and warehouses, was incurred when we initially set up local operations in various cities and is generally fixed. As our business further grows, we believe we will be able to take advantage of economies of scale to further improve our operational efficiency over time.

Impact of COVID-19 on Our Operations

Our results of operations and financial condition have been and may continue to be affected by the spread of COVID-19. Although China has substantially controlled the spread of COVID-19, the extent to which

COVID-19 impacts our results of operations will depend on the future developments of the pandemic which are highly uncertain. See also “Risk Factors—Risks Related to Our Business and Industry—We face risks related to natural disasters, health epidemics such as the outbreak of COVID-19 and other events beyond our control, which could significantly disrupt our operations.”

The COVID-19 pandemic had a negative impact on pet care services, resulting in temporary closure of some of our hospitals and shortened operating hours of some of our hospitals, in particular, in major cities of China where our hospitals are relatively concentrated. We had seen a decrease in demand for our pet care services in the first half of 2020. Although our hospital operations were negatively affected in certain cities in China that had a resurgence of the COVID-19 pandemic, we had generally seen a resumption in our business growth in the second half of 2020 and 2021, as the pandemic and the accompanying social restrictions gradually eased in China. The recovery of our business growth in the second half of 2020 and 2021 was also due to customers’ purchasing pattern shifting from offline to online during the COVID-19 pandemic and our efforts to expand our online retail network and channels, as evidenced by the increase in our local services revenue from RMB362.6 million in 2020 to RMB529.8 million (US$83.1 million) in 2021. Since late 2021, there have been outbreaks of COVID-19 in many parts of China, particularly due to the Delta and Omicron variants, and strict restrictive measures have been imposed, which has affected and may continue to affect our operations. For example, lockdowns imposed in several cities have caused disruptions to the normal operation of our pet hospitals and led to the temporary closures of certain pet hospitals. Our supply chain has also experienced disruptions. Continued and future lockdowns or other restrictive measures, especially those imposed in major cities where we have a significant presence, may have a material impact on our operations and financial condition.

As of December 31, 2021, we had cash and cash equivalents of RMB772.6 million (US$121.2 million), restricted cash of RMB914.7 million (US$143.5 million) and short-term investments of RMB893.6 million (US$140.2 million). We believe this level of liquidity is sufficient to meet our current and anticipated needs for general corporate purposes for the next 12 months. In addition, while the duration of the pandemic, disruption to our business and related financial impact cannot be reasonably estimated at this time, we currently expect that our consolidated results of operations for 2022 may be affected by potential continuing impact in subsequent periods.

Key Components of Results of Operations

Revenues

The following table sets forth the breakdown of our revenues, in amounts and as percentages of our total revenues for the years presented:

	For the Year Ended December 31,
	2020		2021
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues
Services
Pet care services	2,053,955	68.3	2,973,521	466,610	62.2
Product
Supply chain	591,732	19.7	1,280,311	200,909	26.8
Local services	362,598	12.0	529,839	83,143	11.0

Total revenues	3,008,285	100.0	4,783,671	750,662	100.0

We derive our revenues from third parties from (i) pet care services, (ii) supply chain services and (iii) local services.

Pet care services primarily consist of pet medical services and grooming services. Pet medical services include routine services such as deworming, vaccination, physical examination and sterilization, and specialized care for pets. Pet care services also include marketing-as-a-service, third-party diagnosis and continued veterinary education services, which are immaterial in terms of revenue contribution in 2020 and 2021.

Supply chain services consist primarily of sales of pet food, medicine, medical equipment and materials, and other pet products to third-party pet hospitals, pet clinics and pet stores.

Local services consist primarily of sales of pet products through our own and third-party online platforms and offline channels to individual customers.

Cost of Revenues

The following table sets forth our cost of revenues for each of the periods presented, both in absolute amount and as a percentage of our total cost of revenues for the years presented:

	For the Year Ended December 31,
	2020		2021
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues
Services
Pet care services	1,969,207	68.7	2,872,948	450,829	63.0
Product
Supply chain	508,356	17.7	1,133,886	177,931	24.9
Local services	388,241	13.6	553,676	86,884	12.1

Total cost of revenues	2,865,804	100.0	4,560,510	715,644	100.0

Our cost of revenues associated with pet care services consists primarily of (i) labor cost of veterinarians, medical assistants and groomers directly involved in our hospital operations; (ii) material cost of purchased drug and medical materials directly used in our hospital operations; (iii) rental expenses in connection with our hospital operations; and (iv) depreciation and amortization expenses in connection with our hospital operations. Our cost of revenues associated with supply chain services and local services consists primarily of cost of products sold to external customers in our supply chain services and local services.

In 2020 and 2021, labor cost is the largest component of our cost of revenues associated with pet care services. We incurred labor cost of veterinarians, medical assistants and groomers directly involved in our hospital operations of RMB1,039.4 million in 2020 and RMB1,552.0 million (US$243.5 million) in 2021, respectively. We incurred material cost of purchased drug and medical materials directly used in our hospital operations of RMB338.2 million in 2020 and RMB532.1 million (US$83.5 million) in 2021. We incurred rental expenses in connection with our hospital operations of RMB309.3 million in 2020 and RMB463.3 million (US$72.7 million) in 2021. We incurred depreciation and amortization expenses in connection with our hospital operations of RMB240.7 million in 2020 and RMB280.0 million (US$43.9 million) in 2021.

In 2020 and 2021, cost of products sold to external customers is the largest component of our cost of revenues associated with supply chain services and local services. We incurred products purchase cost of RMB710.0 million in 2020 and RMB1,429.1 million (US$224.3 million) in 2021, respectively.

With respect to our local services, our ability to charge sales prices at levels sufficient to cover the corresponding cost of revenues was limited by (i) the requirements from the cooperating third-party online platforms that we offer discounts and participate in other promotions to attract user traffic to the platforms, (ii) the need to offer competitive prices in order to win customers from traditional e-commerce platforms which are more widely known and accepted by consumers, and (iii) the pressure to subsidize our product sales as we compete with traditional e-commerce platforms, many of whom have more financial resources and offer substantial subsidies to customers.

Gross Profit

The following table sets forth our gross profit, which is revenues minus cost of revenues, for the years presented:

	For the Year Ended December 31,
	2020	2021
	RMB	RMB	US$
	(in thousands)
Gross profit	142,481	223,161	35,018

Our gross profit increased by 56.6% from RMB142.5 million in 2020 to RMB223.2 million (US$35.0 million) in 2021. We expect our gross profit to increase in absolute amounts in the foreseeable future, as we continue to carry out our strategy to expand customer base and retain existing customers, enhance customer experience, expand our higher-margin third-party diagnosis services, optimize our cost structure, and improve our operating efficiency.

Operating Expenses

The following table sets forth the breakdown of our total operating expense for each of the years presented:

	For the Year Ended December 31,
	2020		2021
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sales and marketing	(174,720)	15.6	(357,173)	(56,049)	22.7
General and administrative	(895,681)	79.9	(1,136,143)	(178,285)	72.1
Research and development	(52,332)	4.5	(82,656)	(12,971)	5.2

Total operating expenses	(1,122,733)	100.0	(1,575,972)	(247,305)	100.0

Sales and marketing expenses. Sales and marketing expenses primarily consist of (i) advertising and marketing promotion expenses, (ii) rental and depreciation expenses for selling and marketing activities and (iii) sales and marketing personnel costs. In 2020 and 2021, the largest component of our sales and marketing expenses was advertising and marketing promotion expenses, which amounted to RMB101.9 million and RMB165.2 million (US$25.9 million), respectively.

General and administrative expenses. General and administrative expenses primarily consist of (i) personnel expenses incurred in connection with regional managerial functions, finance and other back office operations; and (ii) costs associated with general corporate functions including facilities and equipment depreciation expenses, rental and other general corporate related expenses. In 2020 and 2021, the largest component of our general and administrative expenses was personnel costs for corporate and management functions, which amounted to RMB575.0 million and RMB758.8 million (US$119.1 million), respectively.

Research and development expenses. Research and development expenses primarily consist of (i) personnel costs for employees involved in the design and development of technology capabilities, and (ii) technology infrastructure costs, including bandwidth and data center costs, rentals, utilities and other expenses necessary to support our internal and external business. In 2020 and 2021, the largest component of our research and development expenses was personnel costs for the design and development of our technology capabilities, which amounted to RMB38.7 million and RMB58.6 million (US$9.2 million), respectively. We expect to continue to expand our research and development team with new hires and invest in research and development for our new business initiatives.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years presented, both in absolute amount and as a percentage of our revenues for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of our future trends.

	For the Year Ended December 31,
	2020		2021
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues
Services
Pet care services	2,053,955	68.3	2,973,521	466,610	62.2
Product
Supply chain	591,732	19.7	1,280,311	200,909	26.8
Local services	362,598	12.0	529,839	83,143	11.0

Total revenues	3,008,285	100.0	4,783,671	750,662	100.0
Cost of revenues
Services
Pet care services	(1,969,207)	(65.5)	(2,872,948)	(450,829)	(60.1)
Product
Supply chain	(508,356)	(16.9)	(1,133,886)	(177,931)	(23.7)
Local services	(388,241)	(12.9)	(553,676)	(86,884)	(11.6)

Total cost of revenues	(2,865,804)	(95.3)	(4,560,510)	(715,644)	(95.3)

Gross profit	142,481	4.7	223,161	35,018	4.7

Operating expenses:
Sales and marketing	(174,720)	(5.8)	(357,173)	(56,049)	(7.5)
General and administrative	(895,681)	(29.8)	(1,136,143)	(178,285)	(23.8)
Research and development	(52,332)	(1.7)	(82,656)	(12,971)	(1.7)

Total operating expenses	(1,122,733)	(37.3)	(1,575,972)	(247,305)	(32.9)

Loss from operations	(980,252)	(32.6)	(1,352,811)	(212,287)	(28.3)
Interest income	18,593	0.6	34,493	5,414	0.7
Interest expense	(12,993)	(0.4)	(32,631)	(5,121)	(0.7)
Foreign exchange gain (loss)	1,471	0.0	(390)	(62)	(0.0)
Share of net loss from equity method investments	(290)	(0.0)	(626)	(98)	(0.0)
Remeasurement gain on step acquisitions	6,609	0.2	54,337	8,527	1.1
Fair value loss of contingent consideration	(21,277)	(0.7)	(2,123)	(333)	(0.0)
Gain on disposal of subsidiaries	—	—	509	80	0.0

Loss before income tax	(988,139)	(32.8)	(1,299,242)	(203,880)	(27.2)
Income tax expenses	(11,645)	(0.4)	(12,014)	(1,885)	(0.3)

Net loss	(999,784)	(33.2)	(1,311,256)	(205,765)	(27.4)

Non-GAAP Financial Measures

In evaluating our business, we consider and use Adjusted EBITDA and Adjusted EBITDA Margin as supplemental non-GAAP measures to review and assess our operating performance. The presentation of these non-GAAP measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define Adjusted EBITDA as net income, plus net interest expense, depreciation and amortization, and further adjusted to eliminate the impact of certain items that we do not consider indicative of our core operations. We define Adjusted EBITDA Margin as Adjusted EBITDA as a percentage of our total revenues.

We present Adjusted EBITDA and Adjusted EBITDA Margin because they are used by our management to evaluate our operating performance and formulate business plans. These non-GAAP measures reflect the company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. We also believe that the use of these non-GAAP measures facilitate investors to understand and evaluate our current operating performance and future prospects in the same manner as management does, if they so choose. We also believe that these non-GAAP measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of our core operating results and business outlook.

These non-GAAP measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP measures have limitations as analytical tools. The non-GAAP adjustments to loss before income tax to arrive at the Adjusted EBITDA do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling Adjusted EBITDA to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

The following table reconciles loss before income taxes to Adjusted EBITDA and Adjusted EBITDA Margin for the years presented.

	For the Year Ended December 31,
	2020	2021
	RMB	RMB	US$
	(in thousands, except for percentages)
Reconciliation of loss before income taxes to Adjusted EBITDA and Adjusted EBITDA Margin:
Loss before income taxes	(988,139)	(1,299,242)	(203,880)
Adjustments:
Depreciation and amortization	313,943	356,990	56,020
Interest expense	12,993	32,631	5,121

EBITDA	(661,203)	(909,621)	(142,739)
Other Adjustments:
Non-cash costs:
Share-based compensation	5,961	42,114	6,609
Fair value loss of contingent consideration	21,277	2,123	333
Non-recurring costs:
One-off non-capitalizable deal expenses related to financing(1)	18,537	12,995	2,039

Adjusted EBITDA	(615,428)	(852,389)	(133,758)

Adjusted EBITDA Margin	(20.5)%	(17.8)%	(17.8)%

Notes:

(1)	One-off non-capitalizable deal expenses related to financing primarily consist of financial and legal professional fees paid in connection with our financing.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenues

Our total revenues increased by 59.0% from RMB3,008.3 million in 2020 to RMB4,783.7 million (US$750.7 million) in 2021, which was primarily due to an increase in revenues from pet care services and supply chain services.

Pet care services

Our revenues from pet care services increased by 44.8% from RMB2,054.0 million in 2020 to RMB2,973.5 million (US$466.6 million) in 2021, which was primarily due to (i) the expansion of our pet hospital network from 1,224 as of December 31, 2020 to 1,887 as of December 31, 2021, and (ii) our continuing efforts to attract and retain customers that resulted in an increase in the number of active customers for pet care services from 1.7 million in 2020 to 2.5 million in 2021 and an increase in the average annual net revenues generated from each active customer for our pet care services from RMB1,194 in 2020 to RMB1,203 (US$189) in 2021, despite the impact of the COVID-19 pandemic.

Supply chain services

Our revenues from supply chain services increased by 116.4% from RMB591.7 million in 2020 to RMB1,280.3 million (US$200.9 million) in 2021, which was primarily due to the expansion of our supply chain network, an expanded offering of products in our supply chain business, the expansion of our e-commerce business, and our improved ability to engage more downstream pet hospitals and stores to purchase pet food, medicine, medical equipment and materials, and other products.

Local services

Our revenues from local services increased by 46.1% from RMB362.6 million in 2020 to RMB529.8 million (US$83.1 million) in 2021, which was primarily due to our continued expansion of online and offline retail network, including Rvet, JackPet and major third-party online local services platforms in China, to more regions and more customers.

Cost of Revenues

Our cost of revenues associated with pet care services increased by 45.9% from RMB1,969.2 million in 2020 to RMB2,872.9 million (US$450.8 million) in 2021, which was primarily due to a significant increase in labor cost of veterinarians, medical assistants and groomers directly involved in our hospital operations, as a result of the fast expansion of our pet hospital network and an expansion of our pet care talent pool. In 2020 and 2021, the largest component of our cost of revenues associated with pet care services was labor cost of veterinarians, medical assistants and groomers directly involved in our hospital operations, which amounted to RMB1,039.4 million and RMB1,552.0 million (US$243.5 million), respectively.

Our cost of revenues associated with supply chain services, which is mainly cost of products sold, increased by 123.0% from RMB508.4 million in 2020 to RMB1,133.9 million (US$177.9 million) in 2021, which was in line with the growth of our supply chain services.

Our cost of revenues associated with local services increased by 42.6% from RMB388.2 million in 2020 to RMB553.7 million (US$86.9 million) in 2021, which was in line with the growth of our local services.

Gross Profit

As a result of the foregoing, (i) our gross profit associated with pet care services increased by 18.7% from RMB84.7 million in 2020 to RMB100.6 million (US$15.8 million) in 2021, (ii) our gross profit associated with supply chain services increased by 75.6% from RMB83.4 million in 2020 to RMB146.4 million (US$23.0 million) in 2021, and (iii) our gross loss associated with local services decreased from RMB25.6 million in 2020 to RMB23.8 million (US3.7 million) in 2021.

Our gross margin associated with pet care services decreased from 4.1% in 2020 to 3.4% in 2021, primarily due to (i) the significant increase in our cost of revenues associated with pet care services for reasons described in “—Cost of Revenues,” including the expansion of our pet care talent pool that led to increased labor costs, and (ii)

the substantial growth in the number of new pet hospitals in 2021 that had not benefited significantly from our economies of scale. Our gross margin associated with supply chain services decreased from 14.1% in 2020 to 11.4% in 2021, primarily due to the negative impact on revenue of the promotions we offered as part of our growth and competition strategy to accelerate our national expansion, particularly in e-commerce. Our gross margin associated with local services increased from negative 7.1% in 2020 to negative 4.5% in 2021, as supported by our increased scale, we improved our pricing and significantly grew our FDC business in 2021. Despite the decrease in the gross margin associated with pet care services and supply chain services, our overall gross margin remained stable at 4.7% in 2020 and 2021.

We will continue to execute our strategy to focus on identifying, attracting and retaining customers, increasing customer purchases, and optimizing our cost structure.

Sales and Marketing Expenses

Our sales and marketing expenses increased by 104.4% from RMB174.7 million in 2020 to RMB357.2 million (US$56.0 million) in 2021, which was primarily due to (i) an increase in advertising and marketing promotion expenses from RMB101.9 million in 2020 to RMB165.2 million (US$25.9 million) in 2021, (ii) an increase in sales and marketing personnel costs from RMB4.6 million in 2020 to RMB53.6 million (US$8.4 million) in 2021, and (iii) an increase in rental expenses for selling and marketing activities from RMB30.1 million in 2020 to RMB54.1 million (US$8.5 million) in 2021. The increase in advertising and marketing promotion expenses was primarily due to an increase in our online and offline promotion activities. The increase in sales and marketing personnel costs was primarily due to an expansion of our sales and marketing team to support our fast-growing supply chain services. The increase in rental expenses for selling and marketing activities was primarily due to an expansion of warehouses for our online business in 2021.

General and Administrative Expenses

Our general and administrative expenses increased by 26.8% from RMB895.7 million in 2020 to RMB1,136.1 million (US$178.3 million) in 2021, which was primarily due to an increase in personnel costs for corporate and management functions from RMB575.0 million in 2020 to RMB758.8 million (US$119.1 million) in 2021. Such increase in personnel costs for corporate and management functions was in turn the result of the expansion in our teams of regional managerial operations and other back office functions, including our strategic talent pool. Our general and administrative expenses as a percentage of our total revenues decreased from 29.8% in 2020 to 23.8% in 2021, as a result of our improved cost control and enhanced operational efficiency.

Research and Development Expenses

Our research and development expenses increased by 58.1% from RMB52.3 million in 2020 to RMB82.7 million (US$13.0 million) in 2021, which was primarily due to an increase in personnel costs for the design and development of our technology capabilities from RMB38.7 million in 2020 to RMB58.6 million (US$9.2 million) in 2021. Such increase in personnel costs for the design and development of our technology capabilities was in turn the result of the increase in research and development staff headcount as we continuously enhance our data analytics, artificial intelligence and digital information management capabilities.

Loss from Operations

As a result of the foregoing, our loss from operations increased by 38.0% from RMB980.3 million in 2020 to RMB1,352.8 million (US$212.3 million) in 2021. However, our loss from operations as a percentage of total revenues improved from 32.6% in 2020 to 28.3% in 2021.

Interest Income

Our interest income increased significantly from RMB18.6 million in 2020 to RMB34.5 million (US$5.4 million) in 2021, which was primarily due to an increase in interest income accrued on our bank deposits and short-term investments, primarily due to the reinvestment of the proceeds from our Series B financing completed in late 2020 into bank deposits and short-term investments.

Interest Expense

Our interest expenses increased significantly from RMB13.0 million in 2020 to RMB32.6 million (US$5.1 million) in 2021, primarily due to an increase in interest expense accrued on our bank borrowings which increased in line with our business expansion.

Foreign Exchange Gain (Loss)

We recorded foreign exchange gain of RMB1.5 million in 2020 and foreign exchange loss of RMB390 thousand (US$62 thousand) in 2021.

Remeasurement Gain on Step Acquisitions

Our remeasurement gain on step acquisitions was RMB6.6 million and RMB54.3 million (US$8.5 million) in 2020 and 2021, respectively. The remeasurement gain on step acquisitions in 2021 primarily consisted of a gain from the remeasurement of previously held equity interests for pet hospital acquisitions. See Note 9 to our audited consolidated financial statements included elsewhere in this prospectus for more details of the step acquisitions.

Share of Net Loss from Equity Method Investments

In 2020 and 2021, we recorded RMB290 thousand and RMB626 thousand (US$98 thousand), respectively, of proportionate share of undistributed losses from our equity-method investees, including pet hospitals and a pet product manufacturer.

Gain on Disposal of Subsidiaries

Our gain on disposal of subsidiaries was nil and RMB509 thousand (US$80 thousand) in 2020 and 2021, respectively. The gain on disposal of subsidiaries in 2021 was primarily attributable to the disposal of certain pet hospitals during that year.

Income Tax Expenses

Our income tax expenses increased by 3.4% from RMB11.6 million in 2020 to RMB12.0 million (US$1.9 million) in 2021, which was primarily attributable to the increase in the profits of certain subsidiaries.

Net Loss

Primarily as a result of the foregoing, our net loss increased by 31.2% from RMB999.8 million in 2020 to RMB1,311.3 million (US$205.8 million) in 2021. Our net loss as a percentage of total revenues decreased from 33.2% in 2020 to 27.4% in 2021.

Selected Quarterly Results of Operation

The following table sets forth our unaudited quarterly consolidated results of operations for the periods indicated. You should read the following table in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. We have prepared this unaudited quarterly consolidated financial data on the same basis as we have prepared our audited consolidated financial statements. The unaudited quarterly consolidated financial data include all adjustments, consisting only of normal and recurring adjustments, that our management considered necessary for a fair statement of our financial position and results of operation for the quarters presented.

	For the Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2020	2020	2020	2020	2021	2021	2021	2021
	(in RMB thousands)
Revenues
Services
Pet care services	418,325	516,143	523,442	596,045	634,973	744,067	768,290	826,191
Product
Supply chain	103,492	153,003	141,419	193,818	217,902	338,504	324,446	399,459
Local services	85,493	88,173	93,911	95,021	103,246	127,653	140,580	158,360

Total revenues	607,310	757,319	758,772	884,884	956,121	1,210,224	1,233,316	1,384,010
Cost of revenues
Services
Pet care services	(445,187)	(478,438)	(500,503)	(545,079)	(608,580)	(697,413)	(760,678)	(806,277)
Product
Supply chain	(89,544)	(133,384)	(123,447)	(161,981)	(186,330)	(296,423)	(281,259)	(369,874)
Local services	(94,630)	(91,953)	(98,876)	(102,782)	(120,391)	(148,168)	(128,985)	(156,132)

Total cost of revenues	(629,361)	(703,775)	(722,826)	(809,842)	(915,301)	(1,142,004)	(1,170,922)	(1,332,283)

Gross (loss) profit	(22,051)	53,544	35,946	75,042	40,820	68,220	62,394	51,727

Operating expenses:
Sales and marketing	(31,564)	(38,675)	(48,546)	(55,935)	(62,643)	(72,886)	(87,087)	(134,557)
General and administrative	(198,733)	(218,014)	(216,371)	(262,563)	(220,310)	(249,667)	(326,703)	(339,463)
Research and development	(14,585)	(14,898)	(9,843)	(13,006)	(19,191)	(19,974)	(18,497)	(24,994)

Total operating expenses	(244,882)	(271,587)	(274,760)	(331,504)	(302,144)	(342,527)	(432,287)	(499,014)

Loss from operations	(266,933)	(218,043)	(238,814)	(256,462)	(261,324)	(274,307)	(369,893)	(447,287)
Interest income	2,901	2,513	6,322	6,857	8,602	11,244	10,396	4,251
Interest expense	(812)	(2,768)	(4,086)	(5,327)	(7,086)	(8,098)	(7,295)	(10,152)
Foreign exchange gain (loss)	2,453	48	(313)	(717)	(127)	363	(821)	195
Share of net (loss) gain from equity method investments	(309)	(47)	(103)	169	(2,774)	(2)	(2)	2,152
Remeasurement gain on step acquisitions	—	—	6,609	—	17,952	36,385	—	—
Fair value (loss) gain of contingent consideration	—	—	(22,180)	903	(320)	(361)	—	(1,442)
(Loss) gain on disposal of subsidiaries	—	—	—	—	(2,925)	4,196	1,590	(2,352)

Loss before income taxes	(262,700)	(218,297)	(252,565)	(254,577)	(248,002)	(230,580)	(366,025)	(454,635)
Income tax expense	(2,251)	(2,908)	(3,480)	(3,006)	(1,392)	(7,398)	(3,194)	(30)

Net loss	(264,951)	(221,205)	(256,045)	(257,583)	(249,394)	(237,978)	(369,219)	(454,665)

Our quarterly results of operation are subject to seasonal fluctuations. Our expansion plans, including the timing of new pet hospitals, whether acquired or built by us, and related costs, the amount of net sales contributed by new hospitals, and the timing of and estimated costs associated with hospital closings or relocations, if any, may cause our quarterly results of operations to fluctuate. Further, new pet hospitals and service offerings tend to experience higher payroll, advertising and other store-level expenses as a percentage of net sales than more mature hospitals, and such openings also often contribute to lower pet hospital operating margins until those hospitals become established, which may result in quarterly fluctuations in operating results. Quarterly operating results are not necessarily accurate predictors of future performance. Overall, the historical seasonality of our business has been relatively mild, but the seasonal trends that we have experienced in the past may not be indicative of our future operating results. See “Risk Factors—Risks Related to Our Business and Industry—Our results of operations may be subject to fluctuations due to seasonal or operational reasons.”

Segment Information

We operate in three operating segments, namely pet care services, supply chain services and local services. We derive the results of the segments directly from our internal management reporting system.

As substantially all of our long-lived assets are located in the PRC and substantially all of our revenues are derived from the PRC, no geographical information is presented. The tables below provide a summary of our operating segment results:

Year ended December 31, 2020 in RMB (in thousands)	Pet care services	Supply chain	Local services	Intersegment eliminations	Total
Revenues
External customers	2,053,955	591,732	362,598	—	3,008,285
Intersegment	—	517,566	11,057	(528,623)	—

Total	2,053,955	1,109,298	373,655	(528,623)	3,008,285
Cost of revenues
External cost	1,969,207	508,356	388,241	—	2,865,804
Intersegment	50,566	444,064	19,834	(514,464)	—

Less: Cost of revenues	2,019,773	952,420	408,075	(514,464)	2,865,804

Segment profit	34,182	156,878	(34,420)	(14,159)	142,481

Less: Total operating expenses					1,122,733
Interest income, net					(5,600)
Foreign exchange gain					(1,471)
Share of net loss from equity method investments					290
Remeasurement gain on step acquisitions					(6,609)
Fair value loss of contingent consideration					21,277

Loss before income taxes					(988,139)

Year ended December 31, 2021 in RMB (in thousands)

	Pet care services	Supply chain	Local services	Intersegment eliminations	Total
Revenues
External customers	2,973,521	1,280,311	529,839	—	4,783,671
Intersegment	—	878,585	7,563	(886,148)	—

Total	2,973,521	2,158,896	537,402	(886,148)	4,783,671
Cost of revenues
External cost	2,872,948	1,133,886	553,676	—	4,560,510
Intersegment	77,332	780,597	20,317	(878,246)	—

Less: Cost of revenues	2,950,280	1,914,483	573,993	(878,246)	4,560,510

Segment (loss) profit	23,241	244,413	(36,591)	(7,902)	223,161

Less: Total operating expenses					1,575,972
Interest income, net					(1,862)
Foreign exchange loss					390
Share of net loss from equity method investments					626
Remeasurement gain on step acquisitions					(54,337)
Fair value loss of contingent consideration					2,123
Loss on disposal of subsidiaries					(509)

Loss before income taxes					(1,299,242)

Year ended December 31, 2021 in US$ (in thousands)

	Pet care services	Supply chain	Local services	Intersegment eliminations	Total
Revenues
External customers	466,610	200,909	83,143	—	750,662
Intersegment	—	137,869	1,187	(139,056)	—

Total	466,610	338,778	84,330	(139,056)	750,662
Cost of revenues
External cost	450,829	177,931	86,884	—	715,644
Intersegment	12,135	122,493	3,188	(137,816)	—

Less: Cost of revenues	462,964	300,424	90,072	(137,816)	715,644

Segment (loss) profit	3,646	38,354	(5,742)	(1,240)	35,018

Less: Total operating expenses					247,305
Interest income, net					(293)
Foreign exchange gain					62
Share of net loss from equity method investments					98
Remeasurement gain on step acquisitions					(8,527)
Fair value loss of contingent consideration					333
Loss on disposal of subsidiaries					(80)

Loss before income taxes					(203,880)

Selected Balance Sheet Items

Cash and cash equivalents

Cash and cash equivalents constitute the majority of our most liquid assets. Our cash and cash equivalents include cash on hands and bank deposits. The total amount of our cash and cash equivalents decreased from RMB4,024.3 million as of December 31, 2020, to RMB772.6 million (US$121.2 million) as of December 31, 2021, primarily due to (i) RMB914.7 million (US$143.5 million) recognized as restricted cash and RMB893.6 million (US$140.2 million) recognized as short-term investments, (ii) a significant amount of cash used in investing activities to expand our business, and (iii) increased inventory costs due to our role as the sole distributor in China for two international pet product brands in 2021 as part of our supply chain business, which required us to maintain a higher level of inventories, as well as the overall growth of our pet care and supply chain services. We believe our liquidity and capital resources, including the bank lines of credit available to us, will help us navigate through unexpected events such as the COVID-19 pandemic.

Restricted cash

Restricted cash amounted to nil and RMB914.7 million (US$143.5 million) as of December 31, 2020 and 2021, respectively. The restricted cash as of December 31, 2021 primarily consists of cash reserved in a bank account used as collateral for short-term bank borrowings we took to support our business expansion and is expected to be released to cash within the next 12 months.

Short-term investments

Short-term investments amounted to nil and RMB893.6 million (US$140.2 million) as of December 31, 2020 and 2021, respectively. The short-term investments as of December 31, 2021 consist of time deposits in commercial banks with maturities within 12 months and bank structured deposits with maturities within three months issued by commercial banks.

Accounts receivable

Our accounts receivable primarily include receivables from supply chain customers. As of December 31, 2020 and 2021, our accounts receivable was RMB92.7 million and RMB125.9 million (US$19.8 million), respectively. The increase was primarily due to the expansion of our supply chain business.

Inventories

Our inventories mainly include purchased pet food, medicine, medical equipment and materials, and other products. As of December 31, 2020 and 2021, our inventories were RMB423.6 million and RMB729.9 million (US$114.5 million), respectively. The increase was mainly due to a higher level of inventories we maintained due to our role as the sole distributor in China for two international pet product brands as part of our supply chain business as well as the overall growth of our pet care and supply chain services.

Prepaid expenses and other current assets

Our prepaid expenses and other current assets consist of prepaid expenses, advances to suppliers, rebate of purchased goods and other prepaid expenses and current assets. As of December 31, 2020 and December 31, 2021, we recorded prepaid expenses and other current assets of RMB417.0 million and RMB720.8 million (US$113.1 million), respectively. The increase was primarily due to a higher level of inventories we purchased and maintained for reasons described in “—Inventories.”

Goodwill

We recorded goodwill of RMB2,604.9 million and RMB3,898.9 million (US$611.8 million) as of December 31, 2020 and 2021, respectively. The goodwill acquired during 2020 and 2021 was mainly generated from our acquisition of other pet hospitals and supply chain companies.

Accounts payable

Our accounts payable primarily represents the amount payable to pet product suppliers, outsourced delivery companies and marketing services. As of December 31, 2020 and 2021, our accounts payable was RMB180.7 million and RMB237.8 million (US$37.3 million), respectively. The increase was primarily due to an increase in accounts payable to pet product suppliers and an increase in our centralized procurement for our offline channels, which were in line with our business expansion, and improved credit terms we obtained from certain suppliers as a result of our increased bargaining power.

Contract liabilities

Our contract liabilities increased from RMB234.8 million as of December 31, 2020 to RMB355.7 million (US$55.8 million) as of December 31, 2021. The increase was primarily driven by the increasing sales of medical cards and membership prepayments and an increase in contract liabilities assumed from business combinations in 2021.

Accrued expenses and other liabilities

Our accrued expenses and other liabilities consist of accrued payroll and welfare benefits, amounts due to former shareholders of acquired entities, unpaid cash consideration of acquisition of subsidiaries and non-controlling interests and other accrued expenses and liabilities. As of December 31, 2020 and December 31, 2021, we recorded accrued expenses and other liabilities of RMB1,151.3 million and RMB1,535.5 million (US$241.0 million), respectively. The increase was primarily due to an increase in accrued payroll and welfare benefits, as our labor force expanded in 2021 in line with our business growth, and an increase in unpaid cash consideration of acquisition of subsidiaries and non-controlling interests as a result of our increased acquisition efforts in 2021.

Liquidity and Capital Resources

Cash flows and working capital

We had net cash used in operating activities of RMB476.1 million in 2020 and net cash used in operating activities of RMB1,166.8 million (US$183.1 million) in 2021. Our primary sources of liquidity have been proceeds from equity financings and short-term bank borrowings. As of December 31, 2020 and 2021, our cash and cash equivalents were RMB4,024.3 million and RMB772.6 million (US$121.2 million), respectively. Cash and cash equivalents consist of cash on-hand and highly liquid investments with original maturity of three months or less and are unrestricted from withdrawal or use. As of December 31, 2020 and 2021, our restricted cash was nil and RMB914.7 million (US$143.5 million), respectively, and our short-term investments were nil and RMB893.6 million (US$140.2 million), respectively. As of December 31, 2021, approximately 88.8% of our cash and cash equivalents, restricted cash and short-term investments were held in US dollars, the majority of which are proceeds from our Series B financing, and the remaining 11.2% were held in Renminbi.

Our short-term bank borrowings consist of credit loan with a weighted average annual interest rate of 5.03% and 3.78% as of December 31, 2020 and 2021, respectively, and original maturity terms of one year. As of December 31, 2020 and 2021, our short-term bank borrowings were RMB350.0 million and RMB1,392.3 million (US$218.5 million), respectively. Such short-term bank borrowings were made from major Chinese banks including China CITIC Bank and China Merchants Bank and included customary covenants such as the obligations to notify the lender of material events and to adhere to the agreed uses of the loans as specified in the respective agreements. We did not breach any of such covenants in 2020 and 2021.

We believe our cash and cash equivalents, restricted cash, short-term investments and bank lines of credit available to us will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. In the short term and long term, if we determine that our cash requirements exceed the amount of cash we have on hand, we may seek to draw on our bank lines of credit, issue equity or equity linked securities or obtain additional debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

All of our revenues have been, and we expect they are likely to continue to be, in the form of Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiaries are required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Historically, our PRC subsidiaries have not paid dividends to us, and it will not be able to pay dividends until it generates accumulated profits. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE, its local branches and certain local banks.

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. This may delay us from using the proceeds from this offering to make loans or capital contributions to our PRC subsidiaries. We expect to invest substantially all of the proceeds from this offering into our PRC operations within the business scopes of our PRC subsidiaries. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

The following table sets forth the movements of our cash flows for the years presented:

	For the Year Ended December 31,
	2020	2021
	RMB	RMB	US$
	(in thousands)
Net cash provided by (used in) operating activities	(476,107)	(1,166,773)	(183,092)
Net cash provided by (used in) investing activities	(338,966)	(2,099,295)	(329,426)
Net cash provided by financing activities	4,033,403	971,849	152,504
Exchange rate effect on cash and cash equivalents and restricted cash	(167,373)	(42,724)	(6,704)

Net increase (decrease) in cash and cash equivalents and restricted cash	3,050,957	(2,336,943)	(366,718)
Cash and cash equivalents and restricted cash at the beginning of the period	973,351	4,024,308	631,502

Cash and cash equivalents and restricted cash at the end of the period	4,024,308	1,687,365	264,784

Operating activities

Net cash used in operating activities in 2021 was RMB1,166.8 million (US$183.1 million). This amount was primarily attributable to net loss of RMB1,311.3 million (US$205.8 million) in the same period, adjusted for certain non-cash items and changes in certain working capital accounts. Such non-cash items primarily included depreciation of property and equipment of RMB335.6 million (US$52.7 million) and remeasurement gain on step acquisition of RMB54.3 million (US$8.5 million). The changes in working capital accounts that affected operating cash flow in 2021 primarily included (i) an increase in accrued expenses and other liabilities of RMB80.1 million (US$12.6 million), (ii) an increase in contract liabilities of RMB78.1 million (US$12.3 million), and (iii) an increase in accounts payable of RMB20.2 million (US$3.2 million), offset by (i) an increase in inventories of RMB206.7 million (US$32.4 million), (ii) an increase in prepaid expenses and other current assets of RMB172.5 million (US$27.1 million), and (iii) an increase in accounts receivable of RMB19.1 million (US$3.0 million). The increases in inventories, prepaid expenses and other current assets, accounts receivable, accounts payable, contract liabilities and accrued expenses and other liabilities were in line with the overall growth of our business in 2021.

Net cash used in operating activities in 2020 was RMB476.1 million. This amount was primarily attributable to net loss of RMB999.8 million in the same period, adjusted for certain non-cash items and changes in certain working capital accounts. Such non-cash items primarily included depreciation of property and equipment of RMB294.5 million. The changes in working capital accounts that affected operating cash flow in 2020 primarily included (i) an increase in accrued expenses and other liabilities of RMB151.7 million, (ii) an increase in contract liabilities of RMB107.6 million, and (iii) an increase in accounts payable of RMB29.1 million, partially offset by (i) an increase in inventories of RMB79.5 million, and (ii) an increase in prepaid expenses and other current assets of RMB24.5 million. The increases in inventories, prepaid expenses and other current assets, accounts payable, contract liabilities and accrued expenses and other liabilities were in line with the overall growth of our business in 2020.

Investing activities

Net cash used in investing activities in 2021 was RMB2,099.3 million (US$329.4 million), consisting primarily of (i) RMB2,397.9 million (US$376.3 million) for purchase of short-term investments, (ii) RMB657.1 million (US$103.1 million) for acquisition of subsidiaries and equity method investments, net of cash acquired, and (iii) RMB435.0 million (US$68.3 million) of purchase of property and equipment and acquisition of intangible assets, which primarily include medical equipment and materials, partially offset by proceeds from maturity of short-term investments of RMB1,487.0 million (US$233.3 million).

Net cash used in investing activities in 2020 was RMB339.0 million, consisting primarily of RMB130.7 million for acquisitions of subsidiaries net of cash acquired, and RMB181.7 million of purchase of property and equipment, which primarily include medical equipment and materials.

Financing activities

Net cash provided by financing activities in 2021 was RMB971.8 million (US$152.5 million), primarily attributable to RMB1,491.8 million (US$234.1 million) of proceeds from short-term borrowings, partially offset by RMB458.3 million (US$71.9 million) of repayments of short-term borrowings.

Net cash provided by financing activities in 2020 was RMB4.0 billion, consisting primarily of RMB3.8 billion of proceeds from issuance of shares, in particular, with respect to the Series B financing, and RMB349.6 million of proceeds from short-term borrowings.

Capital Expenditures

Our capital expenditures are primarily incurred for purposes of purchasing medical equipment and materials and acquisition of intangible assets. Our capital expenditures were RMB189.4 million and RMB435.0 million

(US$68.3 million) in 2020 and 2021, respectively. We intend to fund our future capital expenditures with our cash generated from business operations and proceeds from equity and debt financing. We will continue to make well-planned capital expenditures to meet the expected growth of our business.

Material Cash Requirements

Other than the ordinary cash requirements for our operations, our material cash requirements as of December 31, 2021 and any subsequent interim period primarily include our capital expenditures, operating lease commitments, purchase obligations, as well as cash requirements for potential investments and repayments of bank borrowings (see Note 11 to our audited consolidated financial statement included elsewhere in this prospectus).

The following table sets forth our contractual obligations as of December 31, 2021:

	For the year ended December 31,
	Total	2022	2023	2024	2025	2026	2027 and after
	(in RMB thousands)
Operating lease commitments(1)	2,483,500	580,615	488,923	398,290	322,820	234,244	458,608

Note:

(1)	Operating lease commitments consist of the commitments under the lease agreements for our pet hospitals, warehouses and office premises.

Our purchase obligations as of December 31, 2021 primarily include (i) purchase of medical equipment and pet medications, food and other products of RMB2,961.8 million, (ii) capital expenditures, which mainly consist of new pet hospital renovation costs, of RMB47.0 million, and (iii) cash investment commitments of RMB109.4 million.

We intend to fund our existing and future material cash requirements primarily with anticipated cash flows from operations, our existing cash balance and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

Except for those disclosed above, we did not have any significant capital or other commitments, long-term obligations, or guarantees as of December 31, 2021.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Holding Company Structure

Our company, New Ruipeng Pet Group Inc., is a holding company with no material operations of its own. We currently conduct our operations primarily through our PRC subsidiaries. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.

Under PRC law, each of our subsidiaries and their subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and their subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a foreign-invested enterprise out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Quantitative and Qualitative Disclosures about Market Risk

Foreign exchange risk

The revenues and expenses of our entities in the PRC are generally denominated in RMB and their assets and liabilities are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

Renminbi is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC or remittances of Renminbi out of the PRC as well as exchange between Renminbi and foreign currencies require approval by foreign exchange administrative authorities with certain supporting documentation. SAFE, under the authority of the People’s Bank of China, controls the conversion of Renminbi into other currencies.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollars against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

We estimate that we will receive net proceeds of approximately US$             million from this offering if the underwriters do not exercise their option to purchase additional ADSs, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, based on the initial offering price of US$            per ADS, the midpoint of the estimated initial public offering price range shown on the cover page of this prospectus. Assuming that we convert the full amount of the net proceeds from this offering into Renminbi, a 10% appreciation of U.S. dollars against Renminbi, from the exchange rate of RMB6.3726 for US$1.00 as of December 30, 2021, to a rate of RMB7.0099 to US$1.00, would result in an increase of RMB            million in our net proceeds from this offering. Conversely, a 10% depreciation of U.S. dollars against Renminbi, from the exchange rate of RMB6.3726 for US$1.00 as of December 30, 2021, to a rate of RMB5.7353 to US$1.00 would result in a decrease of RMB             million in our net proceeds from this offering.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest expenses on our short term bank borrowings. Our short term bank borrowing bears interests at fixed rates. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest expenses may exceed expectations due to changes in market interest rates.

After completion of this offering, we may invest the net proceeds that we receive from this offering in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Internal Control Over Financial Reporting

Prior to this offering, we have been a private company with limited accounting and financial reporting personnel and other resources to address our internal control and procedures. In connection with the audits of our consolidated financial statements included in this prospectus, we and our independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified are our (i) lack of sufficient accounting and financial reporting personnel with the requisite knowledge, skills and experience in the application of U.S. GAAP and SEC reporting requirement, (ii) lack of financial accounting and reporting policies and procedures that are commensurate with U.S. GAAP and SEC reporting requirements and (iii) ineffective control environment and monitoring to support the U.S. GAAP and SEC financial reporting process.

To remediate our identified material weaknesses, we have adopted measures to improve our internal control over financial reporting, including, among others: (i) hiring additional qualified accounting and financial reporting personnel with appropriate knowledge, skills and experience in U.S. GAAP accounting and SEC reporting, (ii) organizing regular training for our accounting staffs, especially training related to U.S. GAAP and SEC reporting requirements. We also plan to adopt additional measures to improve our internal control over financial reporting, including, among others, (i) creating a U.S. GAAP accounting and reporting policies and procedures manual, which will be maintained, reviewed and updated, on a regular basis, to the latest US GAAP accounting standards, (ii) further hiring executive accounting personnel with strong knowledge and experience in U.S. GAAP accounting and SEC reporting, (iii) establishing “tone at the top” entity level controls, including but not limited to an audit committee with at least one qualified financial expert and an internal audit department, with the oversight of the board of directors with proper composition; and (iv) identify the relevant controls that address the quality of the information generated and used in the performance of key controls supporting the financial statement line items and footnote disclosure. We plan to embed internal control responsibility into the fabric of our culture, business, processes, and procedures by implementing a control self-assessment program as part of our ongoing evaluations.

The process of designing and implementing an effective financial reporting system and internal control over financial reporting is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. See “Risk Factors—Risks Related to Our Business and Industry— If we fail to implement and maintain an effective system of internal controls to remediate our material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Taxation

Enterprise income tax

Cayman Islands

We are incorporated in the Cayman Islands and conducts our primary business operations through the subsidiaries in the PRC and Hong Kong. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gain arising in Cayman Islands. Additionally, upon payments of dividends by us to our shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Our subsidiaries incorporated in Hong Kong are subject to income tax at the rate of 16.5% on the estimated assessable profits arising in Hong Kong. For the years ended December 31, 2020 and 2021, we did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong for any of the periods presented.

The PRC

The current enterprise income tax law (“EIT Law”) applies a uniform 25% EIT rate to both foreign invested enterprises and domestic enterprises.

All PRC enterprises are subjected to 25%, except for enterprises qualified as small and micro enterprises (“MSME”). An enterprise can qualify as an MSME if it is engaged in industries which are not restricted or prohibited in the PRC, its annual taxable income does not exceed RMB3 million, the number of employees does not exceed 300, and total assets does not exceed RMB50 million. If the entity qualified as an MSME, then its taxable income will be taxed gradually at a lower rate.

The EIT Law treats enterprises established outside of the PRC with “effective management and control” located in the PRC as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising management and control over the business, personnel, accounting and properties, etc. of an enterprise. Our company is located in jurisdictions outside of the PRC, however, if our company is considered a PRC resident enterprise for tax purposes, we would be subject to the PRC enterprise income tax rate of 25% on our worldwide income commencing on January 1, 2008. For the tax years ended December 31, 2020 and 2021, we have not accrued for PRC tax on such basis as our non-PRC entities had zero assessable profits in the PRC for the period after January 1, 2008. We will continue to monitor the tax status with regards to the PRC tax resident enterprise regulation of our non-PRC entities.

Withholding tax on undistributed dividends

The EIT law also imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise (“FIE”) to its immediate holding company outside of China, unless there is a tax treaty with China that provides for a different withholding arrangement. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). We did not record any dividend withholding tax, as we have no retained earnings for any of the periods presented. Substantially all of our loss before income tax was derived from the PRC for all periods presented.

Uncertain Tax Position

Our company did not identify any material unrecognized tax benefits for each of the periods presented. In generally, the PRC tax authority has up to five years to conduct examinations of our tax filings. Accordingly, the PRC subsidiaries’ tax years of 2015 through 2020 remain open to examination by the taxing jurisdictions.

Critical Accounting Policies and Estimates

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of several critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this prospectus. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Business combinations

We account for our business combinations using the purchase method of accounting which requires that the consideration transferred to be allocated to the identifiable assets acquired and liabilities assumed by us based on their fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree, over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

In a business combination achieved in stages, we remeasure our previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the remeasurement gain or loss, if any, is recognized in earnings.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and non-controlling interests is based on various assumptions used in valuation methodologies, i.e. income and market approaches, along with certain judgment from us.

The following are significant assumptions used in the income approach:

Revenue growth rate: We make assumptions about the demand for our services and product offering in the marketplace. These assumptions are derived using external market and industry data.

Discount rates: To determine discount rates used in the valuation of the equity value of the acquiree in a business combination achieved in stages, we used the weighted average cost of capital (“WACC”) model by considering certain inputs from an industry perspective. To determine discount rates for acquired intangible assets, we considered a certain risk premium over WACC for the higher risk profile of the intangible assets. Moreover, a weighted average rate of return (“WARR”) test was performed to cross check the overall reasonableness of discount rates used in the intangible assets valuations.

Terminal growth rate: Terminal growth rate is calculated based on the actual inflation rate of China in the recent 10 years adjusted for the expected rate in the long-term.

Useful lives: The length of useful lives of identifiable intangible assets acquired reflects our best estimate of use of the typical market participant.

The following are significant assumptions used in the market approach:

Selection of comparable companies and revenue multiples: We made selection of listed comparable companies and appropriate revenue multiples by taking into account the business and financial performance of these companies.

Discount for lack of marketability (DLOM): DLOM is the difference in value between freely marketable securities and securities that are restricted or otherwise cannot be freely traded. We use the Finnerty method to calculate the DLOM.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired. Goodwill is not amortized but is tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events that are considered to be indicators of impairment.

We have the option to assess qualitative factors first to determine whether it is necessary to perform the quantitative impairment test. In the qualitative assessment, we primarily consider factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If we believe, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, a quantitative impairment test is required. Otherwise, no further testing is required. We early adopted ASU No. 2017-04, Simplifying the Test for Goodwill Impairment. Therefore, when we perform the quantitative impairment test we compare the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess.

We elected to choose to bypass the qualitative assessment and proceeded directly to perform the quantitative test for the reporting units for the years ended December 31, 2020 and 2021, with the assistance of a third-party appraiser. The judgment in estimating the fair value of the reporting units includes forecasts of the amount and timing of expected future cash flows, which are based on our best estimates of forecasted revenue, gross profit, operating expenses, future capital expenditures, working capital levels and discount rate.

Share-based Compensation

We determine whether a share-based award should be accounted for as a liability award or equity award. All of our share-based awards to employees were classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair values. For awards only with service conditions, we have elected to recognize compensation expense using the straight-line method for awards granted with graded vesting provided that the amount of compensation cost recognized at any date is at least equal to the portion of the grant date value of the shares that are vested at that date. For awards with performance and service conditions, we use the accelerated method for awards granted with graded vesting. We account for forfeitures as they occur.

A change in the terms or conditions of the awards is accounted for as a modification of the award. Incremental compensation cost is measured as the excess, if any, of the fair value of the modified award over the fair value of the original award immediately before its terms are modified, measured based on the fair value of the awards and other pertinent factors at the modification date. For vested awards, we recognize incremental compensation cost in the period the modification occurs. For unvested awards, we recognize over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date. If the fair value of the modified award is lower than the fair value of the original award immediately before modification, the minimum compensation cost we recognize is the cost of the original award.

Methodologies and significant estimates utilized in determining the fair value of our ordinary shares for share based compensation

To estimate the fair value of 60 million ordinary shares which were granted as share based compensation to our employees in June 2021, we first used the discounted cash flow method of the income approach to determine our underlying equity value, by using the projected cash flows based on our best estimate as of the valuation date. Then, a hybrid return method was used in the fair value assessment of ordinary shares granted. In detail:

•	Hybrid Return Method: The hybrid return method is a blended approach using aspects of both the Probability-Weighted Expected Return Method (PWERM) and Option Pricing Method (OPM).

•

PWERM: The PWERM is a scenario-based analysis that estimates value per share based on the probability-weighted present value of expected future values, considering each of the possible outcomes available to us, as well as the rights of each share class. The PWERM included non-IPO scenario which is based on liquidation and redemption events and IPO scenario, and were weighted based on our estimate of the probability of each event occurring.

•

OPM: Under the OPM, shares are valued by creating a series of call options with exercise prices based on the liquidation preferences/redemption preferences and conversion terms of each equity class under respective scenarios. The estimated fair values of the redeemable ordinary and ordinary shares are inferred by analyzing these options.

There are significant judgments and estimates inherent in the determination of our equity value and the fair value of ordinary shares, such as those regarding our expected future cash flows, discount rate, probability of possible future events, risk-free rate, equity volatility, and discount for lack of marketability. Such estimates involve inherent uncertainties and the application of significant judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our share-based compensation could be materially different. Changes in the following assumptions could have a material impact on our results of operation.

Future cash flow assumptions: The projections for future cash flows utilized in the models are derived from historical experience and assumptions regarding future growth and profitability of each reporting unit. These projections are consistent with our operating budget and strategic plan. Cash flows for the nine years subsequent to the valuation date were utilized in the determination of the fair value of each reporting unit. The growth rates assumed a gradual increase in revenue based on new acquisition and market expansion. Beyond nine years a terminal value was determined using a perpetuity growth rate based on long-term inflation rates.

Discount rate: The discount rate is calculated based on the weighted average cost of capital (WACC) and capital asset pricing model (CAPM) determined after considering factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systematic risk factors.

Risk-Free Rate: The risk-free rate is based on the implied yield currently available on U.S. Government debt with a remaining term consistent with the time to exit event based on IPO, liquidation and redemption scenarios.

Equity Volatility: The equity volatility was derived from the historical stock volatilities of comparable peer public companies within our industry in periods consistent with the time to exit event based on IPO, liquidation and redemption scenarios, respectively.

Discount for lack of marketability (DLOM): DLOM is the difference in value between freely marketable securities and securities that are restricted or otherwise cannot be freely traded. Finnerty method was adopted in the calculation of the DLOM.

Revenue recognition

Revenue is recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration that we expect to be entitled to in exchange for those goods or services, net of value-added tax (“VAT”). We follow a five-step approach for revenue recognition: (i) identify the contract with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue as or when we satisfy a performance obligation.

We do not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which it recognizes revenue at the amount to which it has the right to invoice for services performed. We have determined that our contracts do not include a significant financing component because we expect the period between when we transfer a promised good or service to a customer and when the customer pays for that good or service will be one year or less.

For all contracts with customers, we evaluate whether we are the principal (i.e. to report revenue on a gross basis) or agent (i.e. to report revenue on a net basis). Generally, we are the principal in our contracts with customers as we control the related goods or services before they are transferred to the customer.

Timing of revenue recognition may differ from the timing of invoicing to customers. For certain services, customers are required to pay before the services are delivered to the customer. When either party to a revenue contract has performed, we recognize a contract asset or a contract liability in the consolidated balance sheet, depending on the relationship between our performance and the customer’s payment. Our contract liabilities primarily relate to services not yet completed and products not yet delivered. We classify contract liabilities as current based on the timing of when we expect to recognize revenue, which typically occurs within one year. This revenue recognized was driven primarily by performance obligations of medical cards, membership prepayments, and grooming services being satisfied. We did not have any material contract assets as of December 31, 2020 or 2021.

For the year ended December 31, 2020, the increase in the contract liabilities balance was primarily driven by the sales of medical cards and membership prepayments and contract liabilities of RMB10.7 million (US$1.7 million) assumed from business combinations, partially offset by revenue of RMB96.7 million recognized that was included in the contract liabilities balance as of January 1, 2020.

For the year ended 2021, the increase in the contract liabilities balance was primarily driven by the sales of medical cards and membership prepayments and contract liabilities of RMB42.9 million (US$6.7 million) assumed from business combinations, partially offset by revenue of RMB214.9 million (US$33.7 million) recognized that was included in the contract liabilities balance as of January 1, 2021.

Pet care services

Pet care services is primarily comprised of pet medical and grooming services. Pet medical services mainly include routine services such as deworming, vaccination, physical examination and sterilization, and specialized care for pets; grooming services mainly include pet bathing and salon services. The duration of this type of outpatient pet medical and grooming services is short, and most of the services are completed within one day. Revenues are recognized when our obligation to provide pet care services is satisfied. Revenue for grooming services and outpatient services are recognized at a point in time because the performance obligations are generally satisfied over a period of less than one day. For inpatient services, the performance obligation is satisfied over time as the patient simultaneously receives and consumes the benefits of the inpatient services provided. We have a right to consideration from our patients in an amount that corresponds directly with the value to the patient of our performance completed to date (calculated based on fixed pre-determined treatment plan). Therefore, revenues for inpatient services are recognized in the amount to which we have a right to invoice. We typically request payment before providing the services but payment may also be due upon completion of the services.

We sell different pet medical cards in fixed amounts that include a package of pet services including physical exam, vaccines, deworming and also provide discounts for future medical and grooming services. For service arrangements that include multiple performance obligations, we evaluate all the performance obligations in the pet medical cards to determine whether each performance obligation is distinct. Consideration is allocated to each performance obligation based on its standalone selling price. We generally determine standalone selling prices based on the prices charged to customers on a standalone basis. We recognize revenue from pet medical cards when the underlying promised goods or services are redeemed by the medical card holders. The medical card holders are also allowed discounts on future medical and grooming services during the card validity period of one year which is accounted for as a material right. The relative standalone selling price of future services is deferred and included as part of contract liabilities in the consolidated balance sheets based on the amount of services that are expected to be provided.

We provide animal diagnostic testing services such as pathology, molecular diagnosis and allergenic testing to customers. Our contracts have a single performance obligation which is satisfied upon the rendering of the diagnostic tests and delivery of the test results to the customer at a point in time. Our payment terms are typically 30 to 60 days upon acceptance of the test results from customers. We also provide advertising services for customers to enhance the customer’s brand and image, by tailoring and displaying the customers’ advertisements on our various online platforms and arranging signage at physical events such as awards ceremony (collectively “marketing activities”). As we use the marketing activities to deliver an integrated advertising campaign for the customers, the individual marketing activities are not distinct and the combined marketing activities are considered to be one performance obligation to enhance the customer’s brand and image. The length of the advertising campaigns are generally within 3 months or less and revenues from such arrangements are recognized ratably over the service period, as the customer simultaneously consumes the benefits when we provide the services.

Supply chain

We sell pet food, medicine and supplies to corporate customers.

Revenue from supply chain is recognized when control passes, which generally occurs at a point in time when customers accept the products upon delivery. Our payment terms are typically 30 to 45 days upon acceptance from customers.

We offer discounts, and a right of return for a short period upon the customer’s receipt of the products. Returns are estimated using the expected value method based on historical return patterns. We recognize revenues net of discounts and estimated returns, and records a refund liability included in “Accrued expenses and other liabilities” in the consolidated balance sheets. As of December 31, 2020 and 2021, estimated returns were not significant.

Local services

Local services are primarily comprised of product sales through online platforms and offline channels. Revenue from local services is recognized when control passes, which generally occurs at a point in time when customers accept the products in the hospital or upon delivery. We offer discounts, and a right of return for a short period upon the customer’s receipt of the products. Returns are estimated using the expected value method based on historical return patterns. Subsequent sales return is not allowed for product sales from hospitals. We recognize revenues net of discounts and estimated returns, and records a refund liability included in “Accrued expenses and other liabilities” in the consolidated balance sheets. As of December 31, 2020 and 2021, estimated returns were not significant. We also provide online coupons to our customers that can only be used with concurrent purchases, and recognize them as a reduction of revenues when they are utilized by customers in a sales transaction.

Recent accounting pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 “Recent accounting pronouncements” to our consolidated financial statements included elsewhere in this prospectus.

INDUSTRY

The information presented in this section has been derived from an industry report issued in May 2022, commissioned by us and prepared by Frost & Sullivan, an independent research firm, to provide information regarding our industry and our market position in China.

Overview of China’s Pet Market

China is the second largest pet market in the world in terms of pet-related spending, according to Frost & Sullivan. China’s pet market is mainly comprised of pet food, supplies, pet care services and live animal purchases. The size of China’s pet market increased from RMB94.3 billion in 2015 to RMB265.6 billion in 2021, representing a CAGR of 18.8%. It is expected to further increase to RMB537.6 billion in 2026, representing a CAGR of 15.1% from 2021.

China’s pet market has experienced prolonged expansion and is expected to enter into a new phase of strong growth, underpinned by increasing urbanization, growing demand and awareness of pets in younger generations and increasing need for companionship. The total number of pets reached 338.2 million in 2021 and is expected to further grow at a CAGR of 8.0% to 497.1 million by 2026, according to Frost & Sullivan. The total number of companion pets, which include companion dogs and companion cats, reached 183.7 million in 2021 and is expected to further grow at a CAGR of 7.5% to 264.0 million by 2026, according to Frost & Sullivan.

Market Size of China’s Pet Market

Source: Frost & Sullivan Report

Key Drivers of China’s Pet Market

According to Frost & Sullivan, the growth of China’s pet market is driven by multiple factors:

•

Increasing urbanization rate and rising per capita income in China. The urbanization rate in China reached approximately 65% in 2021 and is expected to reach 72% in 2026. In addition, disposable income per capita of urban households in China is expected to increase to approximately RMB67,600 in 2026 from approximately RMB47,400 in 2021.

•	Growing demand and health awareness of pets among younger generation. In 2021, approximately 42% of the pet owners in China were below the age of thirty. They have a higher awareness of pet health management and are consequently more willing to spend on pet care services, including preventive measures such as regular physical examinations, vaccination and deworming. Pets have also become one of the most shared content genres on social media platforms among younger generation.

•

Pets becoming part of family. Young couples today tend to get married late and get pets before they have kids. The marriage registration rate for 20- to 24-year-olds fell from 47.0% in 2005 to 17.1% in 2021. The number of children per woman has dropped from 1.3 in 2005 to 1.0 in 2021, showcasing a lowered willingness to give birth. In addition, married couples with children also increasingly see pets as an important part of family life. Furthermore, the percentage of people older than 65 is expected to grow from 14.2% in 2021 to 16.2% in 2026, and the growing need for companionship of the elderly who do not live with their children will further drive the growth of the number of pets in China.

Compared to the United States, China’s pet market is under-penetrated with tremendous potential:

•

China has huge potential in pet penetration. China’s household pet ownership rate was 23.7% in 2021, compared with 69.7% in the United States, which leaves room for rapid growth in China’s pet industry. The household pet ownership rate in China is expected to reach 31.9% in 2026.

•

In 2021, the average annual spending per companion pet in first-tier cities in China was approximately RMB4,700, which was only 58.0% of the average annual spending per companion pet of approximately RMB8,100 in the United States in 2021.

In addition, China’s pet market has been affected by the COVID-19 pandemic. Some of the offline pet stores were temporarily closed in the first half of 2020 due to the pandemic, most of which resumed normal operations in the second half of 2020 as the COVID-19 pandemic became largely controlled in China. The operation of offline pet stores has been further affected by the recent resurgence of COVID-19 and the lock-down and other measures taken in response. Online segments including online sales of pet food and pet products grew stably during the pandemic. The number of pets in China is expected to resume growth after the pandemic, and offline stores and pet hospitals are likely to witness a relatively rapid growth.

Key Trend of China’s Pet Market

According to Frost & Sullivan, key trends of China’s pet market include:

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Extending lifespan of pets. Pet parents are more willing to spend on quality pet food and supplies, as well as regular physical examinations and pet care services, which tend to extend pets’ lifespan. The expected lifetime spending for companion pets in urban regions in first-tier cities in China was approximately RMB63,400 in 2021 and is expected to increase to approximately RMB87,900 in 2026 at a CAGR of 6.8%.

•

Wider variety of pet product and service offerings. With the increasingly diverse demand for pet products and services, participants in China’s pet market have been competing to introduce a wider variety of pet products and services to cater to pet parents’ needs.

Overview of China’s Pet Care Market

The pet care industry in China is highly fragmented with an aggregate pet care market share of 13.9% for the top five players in 2021, according to Frost & Sullivan. Compared to mature subsectors such as pet food and products with higher concentration, the pet care services industry in China is going through rapid consolidation, with market leaders likely to take a higher market share in the foreseeable future, according to Frost & Sullivan.

According to Frost & Sullivan, the pet care industry in China is expected to grow the fastest among all subsectors. Its market size grew from RMB20.0 billion in 2015 to RMB54.5 billion in 2021 at a CAGR of 18.2%, and is expected to further increase to RMB135.6 billion in 2026 at a CAGR of 20.0%, higher than that of the overall pet industry. Pet care market can be further divided into pet hospital and others including animal husbandry and veterinary stations, pet stores with certifications and other institutions and stores that could provide pet care. In 2021, size of pet hospital reached RMB30.3 billion and the market is expected to reach RMB78.9 billion with a CAGR of 21.1% from 2021 to 2026.

Size of Pet Care Market in China, 2015-2026E

Source: Frost & Sullivan

Key Drivers of China’s Pet Care Market

Demand side drivers

•

Improving health awareness of pets. Pet parents of the younger generation are highly aware of pet health management in order to extend pet lifespan, indicating huge growth potentials in the frequency and annual spending of pet care services.

•

Pet aging and increasing number of aging-associated diseases. Pet life expectancy in China is expected to be extended. In 2021, only 34.7% of dogs in China were above six years old. The percentage is expected to rise to 48.3% in 2026. According to Frost & Sullivan, the same trend applies to cats. Average annual spending per companion pet for pet care services is expected to be RMB1,100 for pets below six years old and RMB2,200 for pets above six years old in 2026, representing a 100% increase, due to a higher incidence rate of age-associated diseases such as dental diseases, arthritis and cancer. Increased prevalence of diseases also calls for needs of in-depth and high-end pet care services.

Supply side drivers

•

Advanced pet care technology and evolving veterinary referral system. Advanced pet care technology can significantly increase pet service spending across the lifetime of a pet. Pet care services spending across the lifetime of a dog, for instance, is expected to rise with the increased adoption of diagnostics, application of smart prescription and follow-on systems and lifetime patient tracking. Market leaders are spearheading the effort of building mature referral systems that efficiently allocate veterinary resources by referring patients to pet hospitals with more advanced veterinarian skills and technologies.

•

Rapidly growing pool of veterinarian talents. Pet care market leaders are progressing further with universities and vocational institutions to secure talents and provide internship or training opportunities. With more veterinarians joining the workforce and their increased experience, the quality of pet care services will be greatly improved as well.

China’s pet care market has huge growth potentials, compared with that of the United States, as illustrated by the data set forth below.

•	Annual pet care services spending per companion pet in 2021 was RMB1,100 in China, as compared to RMB3,600 in the United States.

•

Pet care services penetration rate in 2021 was approximately 21% in China and approximately 50% in the United States. Annual veterinary visits per urban companion pet in 2021 was 1.9 times in China, compared to 3.6 times in the United States. Pet care services penetration rate refers to the result of dividing the number of companion pets that received pet care services during a certain period by the total number of companion pets during the same period.

•

China’s pet care market is expected to undergo greater growth than that of the United States. The CAGR of the China pet care market from 2021 to 2026 is expected to be 20.0%, as compared to 4.3% for that of the United States.

In addition, the pet care industry is showing outstanding resilience against the COVID-19 pandemic compared to other offline businesses due to the indispensability of pet care services. For China’s pet care industry, though the growth rate dropped from 17.8% in 2019 to 5.7% in 2020 due to the spread of COVID-19, a significant rebound was seen in 2021, at a growth rate of 27.6%.

Competitive Landscape of China’s Pet Care Market

China’s pet care industry has experienced rapid development with a relatively low entry barrier to open new pet hospitals, which are primarily single-store pet clinics and small pet hospital chains. In 2021, there were approximately 23,400 pet clinics and hospitals in China, with only 15 to 20 pet hospital chains operating over 10 hospitals.

China’s pet care market is much more fragmented than that of the United States. In China, the largest market player in terms of revenue in 2021 accounted for a 9.8% pet care market share, and the top ten players had less than 15% pet care market share in terms of revenue. In contrast, in the United States, the largest market player accounted for a 20% market share in terms of revenue in 2021 and the top ten players had approximately one third of the market share in terms of revenue.

The diagram below illustrates the competitive landscape of China’s pet care industry.

Top 10 Players in China Pet Care Industry

Source: Frost & Sullivan

Key Competitive Barriers in China’s Pet Care Industry

•	Brand recognition. For a participant in the pet market, its brand recognition mainly comes from its history, proven track record and quality of products and services. Pet care service are a long-term business with a focus on building customer trust and deepening the moat, an industry where people appreciate benefits of scale and proven track records.

•

Specialized and high-end talents. With a long history of brand building and network expansion, market leaders are significantly more appealing to specialized and high-end talents in the industry as compared with new comers, as they offer better opportunities of career development and more systematic skills training.

•

Sophisticated management systems. Market leaders need to operate a nationwide multi-tier network of hospitals, facing substantial challenges such as complex decision making and supply chain management integrating local operation and centralized knowledge and expertise. Those players without sophisticated management systems will find it extremely challenging to expand their geographic coverage, and usually fail to get to a meaningful scale.

•

High-level digitalization. Leveraging the large scale of pet care data and pet parents’ transaction data, market leaders are able to build highly digitalized platforms consisting of functions such as digital medical record system, intelligent consultation and image diagnostics. New players to the industry typically lack the data and technology infrastructure to build digital systems and therefore find it challenging in building the same level of technology capabilities.

•

Established customer base. Leading companies have first-mover advantage by accumulating large customer bases in China’s pet market. They have already cultivated their customers’ stickiness and brand loyalty through marketing and advertising campaigns as well as sales promotion activities.

Overview of Pet Products Supply Market

The pet products supply market includes supplies of pet food and other pet products. In China’s pet market, supply chain plays a fundamental role in fulfilling pet parents’ demand by ensuring product availability for pet product retailers and improving the efficiency in their store operations. It is critical to downstream retailers to ensure that their stores are well-stocked and can provide pet owners access to a wider range of pet products. Supply chain service can help lower retailer’s overall costs and boost profitability through inventory control and logistics management. China’s pet product supply chain is still at an early stage, with only a few sizable players having the capabilities to provide integrated services. In 2021, the pet product supply chain market in China was relatively fragmented with approximately 20,000 to 30,000 pet product supply chain service providers.

Overall, China’s pet products supply market grew from RMB48.7 billion in 2015 to RMB140.2 billion in 2021, and is projected to increase to RMB260.7 billion in 2026 with a CAGR of 13.2% from 2021. The offline pet products supply market has witnessed a significant growth from RMB35.7 billion in 2015 to RMB73.6 billion in 2021, and is projected to increase to RMB123.5 billion in 2026 with a CAGR of 10.9% from 2021 as a result of continuous comprehensive consumption upgrades and diversification of pet products offerings, as well as increasing opportunities captured by the application of big data technology in China’s retail business. The offline pet products supply market accounted for a majority of pet products supply market in China in terms of revenue in 2021.

At the same time, online pet retail is playing an important role in the pet products supply market. The online pet products supply market accounted for approximately 47.5% of the total pet products retail market in terms of revenue in 2021. The market size of China’s online pet products retail market has drastically increased from RMB13.0 billion in 2015 to RMB66.6 billion in 2021, and is expected to grow to RMB137.2 billion in 2026 with a CAGR of approximately 15.6% from 2021. The rapid growth of the online pet products retail market is primarily driven by increasing internet and mobile internet penetration, continuous business expansion of various market participants and growing consumer base with more spending power. In addition, the well-established e-commerce infrastructure in China and the COVID-19 pandemic have further fueled the growth of online pet product retail and the development of new business models including online order with offline pick-up.

BUSINESS

Our Mission

Be the trusted partner for animal well-being and bring happiness to pet families.

Our Vision

We aspire to build a world-leading comprehensive pet services platform and an integrated pet ecosystem.

Our Business

Who We Are

We are the largest pet care platform in China and the second largest globally in terms of number of hospitals and revenue from pet care services in both 2020 and 2021, according to Frost & Sullivan. As of December 31, 2021, we had 23 pet hospital brands and 1,887 pet hospitals, approximately three times the sum of pet hospitals of our competitors that ranked the second through the tenth in China. As of December 31, 2021, we had operations in 31 provinces and 111 cities, and we had an approximately 30% pet care market share in first-tier cities across China in 2021, according to Frost & Sullivan. We operate pet care services, supply chain services, and local services as three pillars, and have expanded into other business segments including third-party diagnosis, continued veterinary education and marketing-as-a-service. We have thus become the leading one-stop pet care platform in China in terms of number of pet hospitals, revenue and service scope, according to Frost & Sullivan, providing integrated services to pets and pet parents.

We are a pioneer in China’s pet care industry. We have operated in the pet care industry for over 20 years and are the oldest national pet hospital chain operator in China according to Frost & Sullivan. Since our inception, we have built a digitalized pet care platform covering the full lifecycle of pets, and remained true and dedicated to making pets healthier and providing superior pet care services. Through operation experience accumulated over the years, we have achieved rapid network expansion across pet care services, supply chain services and local services through a combination of organic growth and acquisitions.

Our pet care services primarily consist of pet medical services and grooming services. In 2021, our total revenues were RMB4,783.7 million (US$750.7 million), of which pet care services accounted for 62.2%, including 56.7% contributed by pet medical services and 5.5% by grooming services. In 2020, our total revenues were RMB3,008.3 million (US$465.9 million), of which pet care services accounted for 68.3%, including 62.4% contributed by pet medical services and 5.9% by grooming services. Our pet care services also include third-party diagnosis and continued veterinary education services, which were immaterial in terms of revenues generated in 2020 and 2021. Our supply chain services consist primarily of sales of pet food, medicine, medical equipment and materials, and other pet products to third-party pet hospitals, pet clinics and pet stores. In 2020 and 2021, supply chain services accounted for 19.7% and 26.8% of our revenues, respectively. Our local services, on the other hand, consist primarily of sales of pet products through our own and third-party online platforms and offline channels to individual customers. In 2020 and 2021, local services accounted for 12.0% and 11.0% of our revenues, respectively. Local services also include marketing-as-a service, which was immaterial in terms of revenues generated in 2020 and 2021.

We pursue organic growth through the integration of our nationwide pet hospitals, warehouses and retail channels and by leveraging our rich and replicable operating experience and our large talent pool. We also achieve robust growth and expansion through strategic acquisitions of suitable targets within the industry. Upon the completion of each acquisition, we empower the new member of our network with centralized procurement capabilities, talents, resources and efficient management, incorporate it into our ecosystem and improve its profitability. Furthermore, we are committed to technological innovations and aspire to lead the technological advancement of China’s pet industry and reshape the pet care market. Empowered by big data and AI technology, we have built and continue to develop a robust and efficient internal management system. We have also developed data analytics tools to track and manage pet profiles. These technological advancements enable us to gain an in-depth understanding of the needs of each and every pet and pet parent on our platform and to deliver high-quality pet care services to them.

Our Opportunities

China is the second largest pet market in the world in terms of pet-related spending, according to Frost & Sullivan. It has experienced rapid growth over the past few years. The size of China’s pet market increased from RMB94.3 billion in 2015 to RMB265.6 billion in 2021 in terms of pet-related spending, representing a CAGR of approximately 18.8%. However, China’s pet market is still at an early stage of development as compared to that of the United States. For example, the average annual spending per companion pet in first-tier cities in China was approximately RMB4,700, only 58.0% of the average annual spending per companion pet of approximately RMB8,100 in the United States in 2021, according to Frost & Sullivan. Despite our market position in China’s pet market, the average annual net revenues generated from each active customer for our pet care services was RMB1,194 in 2020 and increased to RMB1,203 (US$189) in 2021. China’s household pet ownership rate was 23.7% in 2021, as compared with 69.7% in the United States, which leaves ample room for rapid growth in China’s pet industry. According to Frost & Sullivan, the size of China’s pet market is expected to further increase to RMB537.6 billion in 2026, representing a CAGR of 15.1% from 2021.

We see vast opportunities for pet care in China and believe we are well-positioned to capture them. The size of China’s pet care market grew from RMB20.0 billion in 2015 to RMB54.5 billion in 2021, representing a CAGR of approximately 18.2%. Driven by pet parents’ growing awareness of pet healthcare, longer pet life expectancy and more aging-associated pet diseases, the need for in-depth pet care services is expected to grow rapidly. The size of China’s pet care market is expected to reach RMB135.6 billion in 2026, according to Frost & Sullivan. However, the pet care industry is highly fragmented and has become increasingly competitive as existing market players expand their pet-related service and product offerings and new players enter into the market.

What We Offer and Our Value Propositions

We offer comprehensive services to pets, pet parents and participants of the pet services value chain under a closed-loop business model.

We believe that our core business, namely pet care services, supply chain services and local services, are complementary and synergistic to each other. On the customer front, our well-developed pet care services form a high entry barrier, helping us accumulate a sizable customer base through top-notch pet medical services. Our pet care services and local services segments generate mutual traffic referrals and cross-selling. The supply chain services, on the other hand, empower pet care services and local services by lowering procurement costs and improving operating efficiency, which is made possible by our strong brand and centralized procurement capabilities. On the foundation of these three business pillars, we have expanded into third-party diagnosis, continued veterinary education services and marketing-as-a-service. We are committed to constructing a world-leading comprehensive pet services platform and a mutually beneficial and integrated pet ecosystem.

Value Proposition to Pet Parents

Pet Care Services. Our extensive pet hospital network provides pet parents with a trusted one-stop platform for comprehensive pet care services, including general and specialized treatments and advanced diagnosis. We are able to provide full-lifecycle healthcare services for pets from their birth. In 2020 and 2021, we provided pet care services to approximately 1.7 million and 2.5 million active customers and treated approximately 4.3 million and 5.8 million medical cases, respectively. We have established a “1+P+C” (“1”: comprehensive pet hospitals; “P”: specialty pet hospitals; “C”: community pet hospitals) pet hospital network and referral system, which brings us closer to the community of pet parents and enables us to serve diverse medical needs with our diagnosis and treatment expertise.

Local Services. Our local services and new retail initiatives further strengthen our engagement with pets and pet parents. Pet parents can purchase pet goods and services through our proprietary online platform “Rvet” (阿闻) and our partner platforms, enjoying timely delivery of products and services. In addition, we operate offline stores through the JackPet brand targeting the high-end market. Our stores provide customers with a one-stop superior and personalized experience across the full spectrum of pet-related services.

Value Proposition to Our Business Partners and Pet Industry

Supply Chain. We are one of the few supply chain integrators with advanced centralized procurement capabilities in China’s pet industry. Leveraging our 7 regional distribution centers, 47 provincial and municipal warehouses and 54 trade subsidiaries, we have established an efficient supply chain network that covers over 100 major cities and serves more than 49,000 pet stores, hospitals, clinics and others nationwide. Our centralized supply chain system gives us a stronger bargaining power and better access to popular and sought-after drugs and other pet products. Leveraging big data analysis, we are also able to accurately monitor product demands and optimize logistics and inventory management for pet product manufacturers, pet stores, hospitals and clinics.

Third-party Diagnosis. Our third-party diagnosis business enhances the treatment and diagnosis capabilities of pet hospitals. We provide diagnosis services to both our own hospitals and third-party hospitals. Assisted by cutting-edge technology and advanced equipment, we deliver comprehensive and professional diagnosis services to our clients. As of December 31, 2021, our laboratories had cumulatively served more than 3,200 pet hospitals.

Continued Veterinary Education. We have the largest veterinary talent training platform in the industry, according to Frost & Sullivan. Our continued veterinary education services foster general veterinarians and specialists in the pet care industry. As of December 31, 2021, we had built a talent pool of over 5,200 licensed and experienced veterinarians led by an expert team representing more than 60% of veterinary experts in China. Our continued veterinary education courses complement veterinary practice and empower the industry. We had 715 well qualified local instructors, 284 international lecturers and approximately 108,000 trainees as of December 31, 2021.

Marketing-as-a-Service. We have built a pet care platform with a multi-channel network to reach pet parents through our comprehensive online and offline product and service offerings and our efforts of branding and pet culture promotion. In particular, we have a wide and growing pool of KOLs who have gained a large, vibrant and loyal fan base. Our broad access to pet parents well positions us to offer marketing services to pet brands. Through us, our brand partners gain access to a highly efficient marketing network and a massive base of potential customers.

Our Scale

The chart below shows some highlights of our business.

Our total revenues increased by 59.0% from RMB3,008.3 million in 2020 to RMB4,783.7 million (US$750.7 million) in 2021, respectively. Our gross profit increased significantly from RMB142.5 million in 2020 to RMB223.2 million (US$35.0 million) in 2021, respectively. Our net losses amounted to RMB999.8 million and RMB1,311.3 million (US$205.8 million) in 2020 and 2021, respectively, while net losses as a percentage of total revenues decreased from 33.2% in 2020 to 27.4% in 2021. As a testimony to our improving operational efficiency, our operating expenses as a percentage of total revenues also decreased from 37.3% in 2020 to 32.9% in 2021. Our Adjusted EBITDA was negative RMB615.4 million and negative RMB852.4 million (negative US$133.8 million) in 2020 and 2021, respectively, and our Adjusted EBITDA Margin improved from negative 20.5% in 2020 to negative 17.8% in 2021. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

Our Competitive Strengths

The Largest One-Stop Pet Care Platform Representing Scarcity Value in a Rapidly Growing Market

We are the largest pet care platform in China and the second largest globally, both in terms of number of pet hospitals and revenue from pet care services in both 2020 and 2021, according to Frost & Sullivan. We operated the most extensive pet hospital network in China with 1,887 pet hospitals covering 31 provinces and 111 cities as of December 31, 2021. We own approximately 70% of the top 100 single pet hospitals ranked by revenue in China. While China’s pet care services market is highly fragmented, we have a leading pet care market share of 9.8% in terms of pet care services revenue, larger than the combined market share of our competitors that ranked the second through the tenth, according to Frost & Sullivan.

We have witnessed and actively participated in the consolidation of China’s pet care industry. We have a diverse family of brands covering the full scope of pet care specialties, with which we are able to serve a large number of pets and their parents. As of December 31, 2021, we owned 13 of the top 20 pet hospital brands in China, according to Frost & Sullivan. We are the go-to pet care services brand and are widely recognized by pet parents in China. In addition, we maintained a customer repurchase rate of approximately 56% in 2021 for pet care services, as compared to the industry average of between 30% and 40%.

We are the clear leader in China’s pet care industry in terms of talents, expertise, facilities and technologies. As of December 31, 2021, we had established a talent pool of over 5,200 licensed and experienced veterinarians led by an expert team representing more than 60% of veterinary experts in the industry. We are a trailblazer in China’s pet care specialty services and operate one of the few pet hospital networks in China covering the full spectrum of 15 veterinary specialties.

We have a proven track record in executing and integrating acquisitions to unlock synergies and have become an established acquirer of choice for independent pet hospitals and clinics in China’s highly fragmented pet care industry. Since 2019, we have acquired over 1,200 pet hospitals. Our scale and strong brand have brought us a large number of loyal customers and a massive pool of medical case data, helping us form in-depth insights on pets and pet parents behavior. Driven by our strong brand, advanced veterinary technologies and services, and rich talent resources, our customer base has been expanding rapidly and organically through word-of-mouth referrals and the high-quality pet care services we provide.

Unique Business Model With Significant Network Effect Propelling Operational Excellence

We operated 1,887 pet hospitals in China as of December 31, 2021, the largest pet care platform in China and the second largest globally. With over 20 years of experience, we have accumulated extensive operation experience in the pet care industry and established a well-known diversified brand portfolio. We were honored as “2020 Fastest-growing Emerging Company” by China Entrepreneur in 2020. Through serving a large base of customers, we have gained deep insights on pets and pet parents behavior and improved medical capability and service quality. As a result, we are able to strengthen our brand image and attract more talents and customers, creating solid competitive moats through this virtuous cycle. Meanwhile, we have established a unique business model through continuous innovation to maintain our scale effects and existing advantages.

Our business model allows us to dive into pet care services and to increase penetration. Leveraging our hierarchical system of three tiers of hospitals (“1+P+C”), we have established a highly integrated pet care services solution to satisfy various customer needs. Our community pet hospitals bring us close to the communities and pet parents and help us realize extensive geographic coverage to provide convenient pet care services for each pet parent. Through our well-established inter-hospital case referral mechanism, more complicated medical cases reach our comprehensive and specialty hospitals with strong diagnosis and treatment expertise. In May 2020, we launched the “One City One Network” initiative, aiming to strengthen our exposure and market position in the top 21 cities of China by carrying out a series of in-depth development plans covering talent development, customer acquisition, data and digitalization and pet hospital operational management to integrate resources and facilitate the interaction among different types of hospitals. As an example, in Nanjing, from May 2020 to December 2021, the number of active customers increased by 129%.

Our business model allows us to strengthen our leading position through strategic expansion. We have accumulated vast experience and industry know-how on service network expansion through both organic growth and external acquisition. We analyze the supply and demand of districts of each core city and form an effective expansion plan. For example, in Nanjing, from May 2020 to December 2021, we increased the number of pet hospitals from 39 to 70 after the launch of the “One City One Network” initiative.

Our business model allows us to accumulate and share data insights within our extensive hospital network. By sharing customer behavior data, medical treatment data and transactional data as well as customer feedback on our local services platform, we have gained in-depth insights and understanding of pets and pet parents on a local basis. Leveraging the data we amassed, we are able to provide customized services and optimize our offerings and thus enhance customer experience.

Our business model allows us to achieve scalable and sustainable growth. First, we have lowered our procurement cost by sharing our supply chain infrastructure among locally chained hospitals through centralized procurement and clustered warehousing and delivery. We are also able to optimize inventory management and SKU structure of pet hospitals and stores through flexible deployment of pet goods and equipment. Second, we have adopted an advanced talent training and development plan within our “1+P+C” system, and each veterinarian is provided with a clear career path. New veterinarians receive practical training at our community pet hospitals and further improve their skills by practicing at our specialty pet hospitals. We are able to shorten the cultivation period of our veterinarian talents through flexible transfers within our system, which in turn enables us to achieve rapid expansion of pet hospitals and retain and attract veterinarian talents. Compared with May 2020 when we launched the “One City One Network” initiative, the total sales volume of our pet hospitals in the top 21 cities had increased by 31% as of December 2021. Our “One City One Network” initiative is standardized and can be quickly replicated into other cities.

Integrated Ecosystem Empowering the Pet Service Value Chain and Capturing Pet Lifetime Value

Rooted in pet care services, we have built and are operating the leading integrated pet care platform in scale in China in terms of number of pet hospitals, revenue and service scope, according to Frost & Sullivan, that offers diversified services covering pet parents’ essential and growing demand. Through years of operations, we have extended our reach into supply chain, local services, continued veterinary education, third-party diagnosis and marketing-as-a-service. These service lines support and empower each other, seamlessly connecting the entire pet service value chain through our nationwide pet hospital network.

We have built a highly-efficient warehousing and distribution network, not only securing cost-efficient procurement, but also providing strong logistical support for local services. We also empower the whole pet industry through our supply chain services, covering the full value chain:

•

For upstream pet food and supplies manufacturers, we have built a highly efficient channel, enabling the rapid circulation of their products. We serve as the bond between them and downstream participants including pet stores, pet hospitals and customers. We collect and transfer the feedback from downstream participants and assist manufacturers to optimize their product designs.

•

For downstream pet stores and pet hospitals, our supply chain network is able to secure high-quality products and supplies in a cost-efficient way, further reducing their procurement costs. Meanwhile, we capture pet parents and customers’ demand precisely by leveraging the data and information gathered from our nationwide hospital network. We can predict product demand in different regions and enable smart procurement, efficient inventory management and optimized SKU structure for our pet store customers.

•

We source pet products from top Chinese and global pet product brands and distributed to more than 49,000 third-party pet stores, hospitals and clinics as of December 31, 2021, accounting for approximately 38% of the total pet stores, hospitals and clinics in China according to Frost & Sullivan.

In addition, in 2020, we further strengthened our engagement with pets and pet parents by launching local services and new retail initiatives. They help attract traffic for pet care services as well as expand our service scope into comprehensive pet care services. We are able to cover the full-lifecycle healthcare needs of pets beginning from their birth. We are also well positioned to capture the opportunities arising from the trend of pet aging. We have gained deep insights of pet parents behavior and a full understanding of pet health conditions and have maintained close communications and frequent touch points with pet parents. By analyzing pet parents behavior, we are able to meet the demands of different pet parents and pets at different ages by providing tailor-

made recommendations of products and services through self-operated platform “Rvet” and third-party platforms. In 2021, more than 38% of the active customers at our pet hospitals also consumed in our other channels.

Furthermore, we have launched a third-party diagnosis business to provide timely, accurate and efficient diagnosis for complicated cases, including histopathologic diagnosis, microbiologic diagnosis, pathogen nucleic acid detection, immunity and allergy diagnosis, and hereditary disease gene diagnosis which many pet hospitals and clinics cannot handle independently. Our diagnosis business helps with the in-depth diagnosis and treatment of clinical diseases within our own hospitals. It also empowers external pet hospitals and clinics, providing comprehensive, precise and professional diagnosis services leveraging our advanced technologies and equipment. As of December 31, 2021, we had cumulatively provided diagnosis services to more than 3,200 pet hospitals, ranking first in China according to Frost & Sullivan.

Our service lines are complementary to each other and constitute our comprehensive ecosystem. We have achieved strong cross-selling among different business segments, which allows us to enjoy low customer acquisition costs, enhance customer stickiness and boost the growth of customer lifetime value. We thus create enormous network effects from the scale, engagement and trust of our customers. We believe we are well positioned to further expand our market share and create more monetization opportunities as we continue to unleash the power of our integrated pet care platform and lead the evolution of China’s pet industry.

Large Pool of Top-Notch and Committed Talents Supported by Our Continued Veterinary Education Services

Leveraging our strong brand recognition and proven track record, we are of great appeal to top veterinary talents. Our talent resource is essential to the delivery of high-quality pet care services, and our network expansion allows us to serve the various needs of pet parents. As of December 31, 2021, we had established a large pool of more than 5,200 well-qualified and experienced veterinarians. Through our cooperation with more than 90% of universities and colleges with veterinary related majors in China, systematic training and various clinical practice, we are able to lock in the best talents in the industry.

Our medical capability is backboned by our strong expert team. As of December 31, 2021, we had approximately 142 national veterinary experts, representing more than 60% of the veterinary experts in China. Dr. Lang Liu, director, Qingshan Pan, general manager of pet care techniques and Dr. Degui Lin, head of expert committee, are among the senior members of our expert team and have each served in the pet care industry for more than 30 years. We have also established an effective internal talent management system based on 20 years of experience, applying a comprehensive and systematic assignment mechanism to develop the expertise of our veterinarians and providing them with promising career paths. As a result, we are able to retain these talents for the long term.

Compared with developed countries such as the United States and Japan, China’s pet industry is still nascent and lacks quality continued veterinary talent development. We have established a continued veterinary education business to fill the gap of continued education in the industry. Our education business had 715 well qualified local instructors, 284 international lecturers and approximately 108,000 trainees through online and offline channels as of December 31, 2021. We have hosted free themed lectures and training sessions. Our continued veterinary education services cover all aspects of talent development in the pet industry to deal with the shortage of talents fundamentally, leading and reshaping China’s pet industry talent training system. We aspire to contribute to the development of China’s pet industry through our dedication to educational infrastructure.

Proprietary Data and Technology Infrastructure Empowering Digitalization

Data insight is one of our core competencies and we generate a large amount of unique data from our large-scale day-to-day operations, including pet health condition data, pet parent behavior data and pet products and services transactional data. This gives us valuable insight into the entire pet service value chain and helps us optimize the operating efficiency of our hospital network, the capability of our supply chain services and our engagement with customers through our local services.

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For veterinarians: We are committed to innovations and aspire to lead the technology advancement of China’s pet industry and have reshaped the process of pet care. We have been maintaining an electronic medical record system since 2009 as the source of massive medical case data, enabling veterinarians to access pets’ medical records conveniently. In 2021, we accumulated approximately 5.8 million medical cases. We have developed an in-depth understanding of pets based on the numerous treatment data we amassed, which enables us to provide targeted service and extraordinary experience for pets and pet parents. We were one of the few in the industry to develop a clinical decision support system (CDSS) for pet care services, which provides recommendations on diagnosis based on an analysis of symptoms, identifies potential diseases based on multi-dimensional test results and provides diagnosis or treatment recommendations, and intelligently recommends treatment and medication plans for common diseases. Our CDSS thus significantly enhances the efficiency of our services and reduces the risk of malpractice. We are also able to provide the full spectrum of smart treatment by adopting cutting-edge technologies such as an identification protocol applicable to dog noses and cat faces and intelligent consultation robot. As of December 31, 2021, we had implemented and applied approximately 26.2 million recommendations made by our CDSS, which is increasingly recognized and adopted by veterinarians and is well-received by universities and other participants in and the industry.

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For pet hospitals: Applying our strong data analytics and AI capability to the training system of our veterinarians, we are able to help veterinarians improve their know-how by reviewing the cases they have treated and providing customized training curriculum. Through data analytics and AI, we have also strengthened our information system and improved our operating efficiency of pet hospitals. For example, we streamlined the process for chain operations by tracking selective operational data and adopting standardized management chain for our nationwide hospital network; we have also grinded down to astounding granularity in business planning and budgeting, providing clear guidance and uniform goals for our hospitals, departments and employees.

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For pet parents: We also provide comprehensive after-treatment check-in for our patients, establishing a continuous connection with the pets and their parents and further enhancing the retention and life-time value of our customers. We have gained an in-depth understanding of pet parents through years of operations, which empowers the local services we offer through big data analytic technologies. We are able to provide personalized goods, service recommendations, advice and healthcare management plans facilitated through our own or partner platforms.

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For industry participants: We continue to impact the entire pet industry and pioneer in setting industry standard based on our advanced technology capabilities. Our electronic medical record system generates multi-dimensional information, which is of great importance to understanding the overall health status of pets in China and the academic research of pets. Our smart treatment system is able to alleviate the shortage of quality medical resources in the pet care industry, reduce medical risks and promote industry development. Through our strong supply chain business, we are also able to accurately monitor the demand of goods and optimize the logistics and achieve more efficient inventory management for pet product manufacturers, pet stores and pet hospitals.

Visionary Management Team with Strong Execution Capabilities and an Inspiring Corporate Culture

We have a visionary management team and group of pet enthusiasts with over 20 years of experience in the pet industry or Fortune Global 500 companies and a proven track record of pioneering and evolving the pet care industry in China. Our founder, co-chairman of the board of directors and president, Mr. Yonghe Peng, with approximately 30 years’ and international experience in the animal health industry, has been leading the successful execution of our development and growth strategies since inception. Our entrepreneur management team equips us with strong execution capabilities. After a series of industry consolidations, the senior management team has taken our company to a new height by redefining our strategic vision and helping us continuously gaining market share and capture new and attractive growth opportunities.

In addition, under the leadership of our management team, we have built an inspiring and collaborative corporate culture. We place special emphasis on the building of an inspiring organizational culture by not only focusing on the improvement of employees’ professional development, but also making efforts to incentivize our employees to have a “sense of belonging,” “sense of teamwork” and “sense of fulfillment.” We have established a comprehensive system for employee training and development, collaboration among employees and communication with management. We believe such efforts strengthen our New Ruipeng culture, which is essential to our continued success.

Our Strategies

Strengthen Leadership in the Pet Care Industry in China and Further Upgrade Our Services

We intend to deepen and broaden our pet care services and strengthen our brand recognition through:

•	consolidating and upgrading our pet care resources across the value chain to enhance the quality of our pet care offerings;

•	providing more tailored treatment to address the dynamic needs of our customers; and

•	enhancing our one-stop solution to pet parents covering the full lifecycle of pets by expanding the service coverage including in-depth management of chronic diseases.

In addition, we plan to strategically expand our hospital network and strengthen our leadership through:

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along with the implementation of our “One City One Network” initiative, expanding our network in an organized manner through a balanced mix of self-built hospitals and acquisitions to reinforce our leading position;

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focusing on strategic expansion in first-tier and other well-developed provincial capitals, cities, and regions, to develop clusters of pet hospitals based on our proprietary location selection model; and

•	strategically acquiring selective targets and ensuring an efficient post-acquisition integration to further consolidate the pet care industry.

Furthermore, we plan to expand our third-party diagnosis business leveraging our strong industry experience and insights and enhancing our pet care services and brand recognition:

Enhance Supply Chain Services and Local Services Capabilities, and Integrate the Pet Service Value Chain to Empower Industry Growth and Build a Vibrant Ecosystem

We intend to solidify the strategic importance of our supply chain business by further expanding the infrastructure and optimizing cost structure through procurement at scale to support other business segments such as pet care services and local services.

In addition, we plan to continue to invest in our local services segment to drive both online and offline traffic through innovative marketing. For example, we plan to continuously direct traffic and attention of customers to our brands and stores, and improve integration of online and offline capabilities.

Leveraging our pivot position in the pet care ecosystem, we intend to empower and upgrade the entire industry by integrating participants across the value chain and providing a well-established platform with strong monetization capabilities.

Continued Investment in Industry Talents

We plan to leverage our competitive position in China’s pet care industry to cultivate the next generation of industry talents in the following directions:

•	deepening our cooperation with leading vocational universities and colleges by investing in joint education programs and reinforcing the talent recruiting efforts to meet our needs for fast expansion;

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further improving our talent development system, internal promotion system and incentive protocols to attract and retain top talents with diversified backgrounds across various related areas of our ecosystem;

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further enhancing our comprehensive training system that features knowledge and skill training programs tailored to different experience levels, specialty trainings, on-site expert visits and clinical expert training, among other things;

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connecting and promoting exchanges of talents across various related areas globally to further extend the international collaboration and strengthen our brand influence, such as hosting international academic conferences and introducing overseas experts to the China markets; and

•	further building the continued veterinary education business into a leading education group in providing comprehensive pet-related education services.

Further Improve Operational Quality and Empower the Pet Industry Through Digitalization and Technology

We intend to enhance our comprehensive smart treatment, education and supply chain systems to connect and consolidate our overall pet care data and resources globally. We plan to continue to leverage our data insights in customer behaviors to tailor our services through online-to-offline capabilities, and ultimately improve customer satisfaction and engagement.

In addition, we plan to continue to leverage our industry data insights and existing value chain coverage in developing fully-integrated pet industry database and promoting the digitalization of the entire industry in China. Furthermore, we plan to improve operating efficiency through digitalization and automation with big data and intelligence solutions in our pet care business, driving the digital upgrade of the overall industry.

Expand Overseas Business

We intend to establish our international pet hospital platform through strategic collaborations and alliances in the following directions:

•	exploring long-term strategic cooperation with selective companies and agents in multiple dimensions to build up international pet care platforms and raise brand awareness in foreign markets;

•	introducing overseas professionals and importing industry-leading medical technologies to enhance the competitiveness of our products and services;

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attracting attention from high-end customers and pet parent communities by establishing landmark central pet hospitals with strong research capabilities in key international hubs and achieving strong branding effect;

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expanding our global presence by incorporating high-end international pet services brand, building localized functionality into our digitalized offerings, and making other overseas strategic investments and acquisitions.

Our Efforts to Enhance Our Corporate Social Responsibility

During the COVID-19 pandemic, we leveraged our supply chain network and collaborated with around 40 pet food companies and collectively donated over 160,000 kilograms of pet food, cat litter and other pet products through our supply chain hubs across China to pets and pet parents located within Wuhan, when the city was in lockdown. Over the 2021 Chinese New Year, we launched the “free Chinese New Year’s Eve dinner” event for homeless pets at various rescue centers in China. We also led and executed the “TNR” (Trap-Neuter-Release) initiative by offering over 2,000 free sterilization surgeries across our hospitals nationwide. During the outbreak of COVID-19 in Shenzhen in March and April 2022, we formed a medical volunteer team and established

China’s first pet care station in Shenzhen. We took care of over 200 pets whose owners were quarantined in other places. Our care for pets and professional capabilities demonstrated in these efforts won praise from all over the country. On April 16, 2022, our medical volunteer team established the second pet care station in Guangzhou to care for the pets of many families living in areas under lockdown. We have shared our experience in building pet care stations in the hope of helping those with pet care needs across the country. Since the lockdown in Shanghai at the end of March 2022, we have actively communicated with and organized 36 well-known brands in the pet industry to participate in efforts to combat the COVID-19 pandemic. Since then, we have provided free delivery of pet supplies ordered through our proprietary online platform “Rvet” to over 2,000 residential compounds and over 1,900 communities. We organized 31 key opinion leaders in the pet industry to hold a live webcast for 12 hours and share their experience in dealing with the pandemic with an audience from around the country. The number of viewers of the live webcast reached over 60,000 and over 1 million likes were recorded. In addition, together with a foundation we collaborate with, we donated 7.8 tons of dog food to the stray animal rescue bases in Shanghai to alleviate the shortage of pet food.

We are also committed to promoting the commercialization of scientific research results in universities, supporting the training of young talents, and improving student research capabilities. We collaborated with multiple universities across the country in donations, scholarships and research funds, making contributions to the development of the industry and cultivating veterinary professionals.

Our Business Model

Our business model is organized around our commitment to create a customer-centric, fully-integrated, and technology-enabled ecosystem that provides pet parents with a holistic solution for all their pet care needs. Today, we are the largest integrated, one-stop pet care platform capable of offering a full spectrum of pet care services in China. As of December 31, 2021, we operated China’s largest pet hospital network, the largest pet product supply chain group, an integrated online-to-offline local services ecosystem, and our continued veterinary education group, among other things.

We began as a veterinary service provider but have over the years expanded into a variety of other pet care service offerings. Since our inception in 1998, we have developed a unique “1+P+C” (“1”: comprehensive pet hospitals; “P”: specialty pet hospitals; “C”: community pet hospitals) structured medical system that serves as the foundation of our engagement with our customers. Built upon our successful pet care services, we have been continually developing innovative ways to engage with our customers and have successfully transformed from a trustworthy pet care services provider to a fully-integrated ecosystem that strives to meet all of the pet parents’ needs and exceed their expectations through every interaction.

We provide our service and product offerings that serve pets’ complete lifecycle and capture the entire pet care value chain. Our services cover pet care, supply chain, local services, continued veterinary education, third-party diagnosis and marketing-as-a-service. We believe this business model brings us the following key benefits.

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By addressing all pet care needs and leveraging integrated technologies, our business model fosters long-term customer relationship, facilitates significant cross-selling opportunities with our existing customers and positions us to attract new customers.

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By opening up significant opportunities for our partners to grow their brands and business on our fully integrated platform, our business model offers a mutually beneficial value proposition to our partners, helping us attract and retain business partners.

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By leveraging our leading position in pet care services and the synergies created by our different business segments, we have built a scalable and sustainable business model, which positions us to continue to enhance customer engagement, optimize our operating efficiency, expand our size and improve and broaden our offering faster and better than competitors.

Our Integrated Nationwide Hospital Network

Unique Multi-Brand “1+P+C” System

Our extensive pet hospital network is the foundation of our superior services. “1+P+C,” the three types of hospitals, have different levels of capabilities and together form a tiered and organically connected operational chain that works efficiently and effectively in satisfying the various needs of pet parents across China. Additionally, our hospital network is operated under a multi-level brand matrix, which as a whole symbolizes outstanding pet care services.

“1+P+C”

Each tier of our hospital system plays a unique and important role in our ecosystem of pet hospitals:

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“1” (Comprehensive pet hospitals). Comprehensive pet hospitals typically handle difficult cases of diagnosis, treatment and rehabilitation. They have strong capabilities in the multidisciplinary approach to medical services and feature advanced and comprehensive testing, diagnosis and treatment that go beyond the apparent health problems for which the pet parents have brought their pets to us and combine different treatment methods as appropriate.

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“P” (Specialty pet hospitals). A specialty pet hospital is a hospital with one or more established specialties and the relevant specialists. Such hospitals offer specialized medical services and can handle relatively complex medical cases, many of which are referred from community pet hospitals.

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“C” (Community pet hospitals). Community pet hospitals are basic pet care units providing general pet care services and are conveniently accessible by pet parents. They feature standardized diagnosis and operation processes and are typically the first stop for pet parents in need, providing them with basic care services that are essential, recurring and high-frequency in nature.

The “1+P+C” system enables us to achieve a complementary and virtuous cycle of supply and demand, thus building a core barrier for our pet care services and enhancing the brand recognition of all our network hospitals. Within the “1+P+C” system, we divide hospitals, cases and veterinarians into different categories. With tools such as scheduling, guidance, referral, consultation, remote treatment and smart treatment, we manage to match each pet with the most suitable service level. Our strong comprehensive and specialty pet hospitals establish brand awareness in the market and attract pet parents to our community pet hospitals. Our community pet hospitals, which spread across China and are conveniently accessible to a large number of pet parents, drive traffic to comprehensive or specialty hospitals through referrals. The high-quality medical and other services received from our comprehensive and specialty hospitals in turn help improve customer satisfaction for our community pet hospitals which are at the forefront of maintaining customer relationships.

Extensive and Rapidly-Growing Hospital Network

As of December 31, 2021, our pet hospital network consisted of 1,887 pet hospitals covering 31 provinces and 111 cities across China. According to Frost & Sullivan, we own approximately 70% of the top 100 single pet hospitals ranked by revenue in China, and our pet care market share of 9.8% in terms of pet care services revenue was larger than the combined market share of our competitors that ranked the second through the tenth in 2021, according to Frost & Sullivan.

We achieve rapid hospital network expansion through a combination of organic growth and external acquisition. As of December 31, 2019, we integrated 693 pet hospitals operated by Skyfield Group with our own hospital network of 388 pet hospitals in connection with the acquisition of Skyfield Group. As of December 31, 2020 and 2021, we had 1,224 and 1,887 pet hospitals, respectively.

For organic growth, we leverage our mature and replicable operating experience accumulated in the past, as well as our large talent pool and a well-developed tool to select sites to expand self-built hospitals nationwide. Led by our management team with rich operational experience, we have been able to rapidly integrate the newly built hospitals into our ecosystem and achieve solid financial performance. In 2020 and 2021, we built 196 and 275 new hospitals, respectively.

To fulfill external growth, we rely on acquisitions to consolidate suitable targets within the industry. Since 2019, we have acquired over 1,200 pet hospitals. We rely on a well-developed system for selecting potential acquisition targets in a systematic manner. Our landmark acquisition in 2016 of Meilianzhonghe, one of the most influential and iconic brands in the pet care industry, laid a solid foundation for our subsequent growth. Our acquisition of Skyfield in 2019, which at the time owned a wide network of pet hospitals comparable to ours, led to the new group with an extensive and prestigious hospital network that we are today. We empower the acquired hospitals with unified management, professional talents and centralized procurement measures, incorporate them into our ecosystem and enhance their brands. For example, the number of pet hospitals under the Meilianzhonghe brand grew from 12 as of December 31, 2015 before the acquisition to 226 as of December 31, 2021.

Multi-Level Brand Matrix

Our pet hospital network is operated under a multi-level brand matrix. According to Frost & Sullivan, as of December 31, 2021, we owned 23 pet hospital brands, including 13 of the top 20 brands in China in terms of number of hospitals. Our family of brands is divided into three levels: national brands, each with a national presence and comprehensive capabilities; regional flagship brands, which are major pet hospitals in their respective provinces or municipalities; and high-end/specialty brands, which cater to the different needs and spending levels of different pet parents. Within our big family of pet hospital brands, we have established a well-developed system to manage the integration and internal competition among our own brands.

One City One Network

In May 2020, we launched the “One City One Network” initiative in 20 top cities in China aiming to strengthen our competitive position and market share in those cities. We studied the pet care market and competition landscape of each city so that we could develop customized strategies for implementing the initiative.

At the core of the “One City One Network” initiative is our vision of an integrated and enhanced pet care network within each city. To achieve economies of scale, we first ramp up our presence through self-building and external acquisitions. Then we seek to carry out a series of tailor-made resource sharing and empowering plans within each city including hospital network expansion, customer acquisition, talent development and data sharing to fully optimize our operations there. As a result, we can strengthen our competitiveness and achieve a better position to increase our market share. For example, in Nanjing, from May 2020 to December 2021, we grew the number of pet hospitals from 39 to 70 after the launch of the “One City One Network” initiative.

One Hundred Cities, Ten Thousand Pet Stores

In response to the major challenges faced by many pet stores in China, such as low entry barrier and intense competition, high costs and unprofitability, and talent loss, we launched the “One Hundred Cities, Ten Thousand Pet Stores” initiative in 2021, with the goal of empowering a large number of pet stores spread all over China with our resources, capabilities and experience.

This initiative is built on the various value propositions we are able to offer to pet stores. By sharing our deep expertise in pet care and offering our high-quality pet care services including referral services, we empower pet stores with strong medical capabilities that help them attract pet parents and lower risks associated with services for pets. Relying on our operational expertise, pet stores can also enhance the efficiency of store management and strengthen their marketing efforts. In addition, through the “One Hundred Cities, Ten Thousand Pet Stores” initiative, we help pet stores expand their online presence on third-party platforms and achieve higher exposure, traffic and revenue from digital channels, and help them digitalize their operations. Furthermore, with our experience in talent development and access to a large talent pool, we help pet stores find, select, retain and train their employees. By the end of 2021, over 3,200 pet stores had signed letters of intent to cooperate with us through the “One Hundred Cities, Ten Thousand Pet Stores” initiative.

Our Comprehensive and High-Quality Service and Product Offerings

Our services cover pet care, supply chain, local services, continued veterinary education, third-party diagnosis and marketing-as-a-service. Leveraging our nationwide hospital network, expertise and reputation in pet care, our pet care services serve as the entry point of engaging with our customers. Centered around pet care services, all of our other service and product offerings help drive new customer acquisition, retain and expand the spending of existing customers, increase customer visits and enhance digital engagement, and build long-term loyalty.

Pet Care Services

Empowered by our proprietary technology platform, our tiered hospital network covering almost a hundred cities and our large pool of top-notch veterinary talents, we offer fully-integrated pet care services. We were one of the first in China’s pet care industry to offer specialty care. We have established 15 specialty departments in our hospitals to provide comprehensive and specialized care for our pet patients: oncology, orthopedics, general surgery, dentistry, ophthalmology, Chinese traditional veterinary medicine, internal medicine, dermatology, cardiology, feline medicine, neurology, radiology, exotic companion animal medicine, anesthesiology and equine medicine. All these departments are powered by advanced veterinary technologies and expertise. For example, our department of ophthalmology was the first in China to carry out intraocular glaucoma cyclophotocoagulation under endoscope, phacoemulsification of cataract and tissue engineering. Our department of general surgery was the first in China to carry out minimally invasive diagnosis and treatment using endoscope. Our department of oncology, on the other hand, was the first in China to carry out targeted treatment, immunology treatment and cryotherapy.

In addition to the wide array of specialties and extensive expertise, our pet care services have the following key features.

Intelligent Care Management

We have developed a standardized and efficient care management system, which incorporates our proprietary big data and AI technologies and covers the full path before, during and after examination. Powered by our in-examination intelligent image diagnostic and clinical decision algorithms, our system is able to provide automated and more comprehensive care to pets. Set forth below is a description of how our digitalized and intelligent care management system functions at each stage of a pet’s hospital visit.

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Pre-Examination Stage. At the pre-examination stage, we have developed and started implementing an identification protocol applicable to dog noses and cat faces, which, by scanning the face or nose pattern, attaches a unique virtual tag to the pet and records individualized and comprehensive data for that pet, including its breed, age, medical history and consumption records. Our doctors therefore have access to a wealth of information about the pet patient even before examination and can benefit from such knowledge of the patient during examination and treatment. Our identification technology has an accuracy rate of over 99%. Our intelligent consultation robot, on the other hand, provides detailed consultation services at the pre-examination stage. We have developed the robot using our proprietary deep learning model and knowledge graph technology, which greatly enhance the robot’s knowledge of pet care and ability to answer questions. Pet parents can speak to the robot and ask questions about pet diet, training, medication, surgery and immunization, among other things, and the robot can respond instantly with an average accuracy rate of 96%.

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In-Examination Stage. Our intelligent imaging diagnosis tool applies advanced imaging technologies to the diagnosis of cardiological, respiratory and other diseases. It intelligently identifies the abnormal body parts of a pet and determines the type of diseases based on the comprehensive and profound knowledge of pet diseases it has accumulated through deep learning. In addition, the tool can automatically read a test report and generate test results, helping the veterinarian understand test results efficiently and accurately. Our clinical decision support system (CDSS), on the other hand, combines the veterinarian’s judgment with the biochemical test results and testing images, and recommends treatment plans and subsequent care to the veterinarian based on the pet’s reason for the visit, medical history, weight, information from pet parents and the testing results and images, among other things. Its knowledge of pet diseases and the efficacy and side effects of pet medicines, which are displayed on its interface, ensures the reliabilities of its recommendations. To make sure our pet patients receive the best treatment, after the veterinarian confirms the recommendations and prescribes accordingly, we have a quality monitoring team that reviews the diagnosis and treatment plan again to further ensure quality. Currently, CDSS is applied to more than 110 common pet diseases.

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Post-Examination Stage. For the post-examination stage, we have developed a smart return visit system. Based on the specific disease and treatment plan, the system generates future examination dates and lists of examination items for return visits and assigns return visits to doctors. When a patient comes back for a follow-up visit, an intelligent follow-up interface is formed on the hospital CRM system informing the veterinarian of the diagnosis, treatment plan, visiting records, payment records and other information about the re-visiting patient.

Commitment to Customer Service

Everything about our pet care services is organized around our commitment to provide an exceptional customer experience. We do our best to make each visit to our hospitals an easy and enjoyable experience.

We engage our customers on a personalized level. The veterinarians and other professionals that work at our hospitals share a common bond — they love pets. This shared passion is evident in every interaction they have with our customers. We empower them to go above and beyond for our customers, and they do so with the knowledge that our commitment to our customers is our number one priority. We engage with pet parents numerous times each day, and we embrace the opportunity to impress our customers each time with our professionalism and hospitality. In addition, we have developed data analytics tools that enable us to capture personalized profiles for each pet so that we may provide them with personalized recommendations. The expertise of our professionals, combined with the powerful tools that we provide them, allows us to deliver a high-touch and high-quality experience to our customers, which we believe results in higher repurchase rates.

Top-notch Veterinarian Team and Advanced Veterinary Equipment

Our top veterinary team consisting of more than 60% of industry experts and the advanced medical equipment we have in place in our hospitals ensure the high professional standards of our services. We also have strong capabilities in multidisciplinary teams. As of December 31, 2021, we employed more than 5,200 licensed veterinarians. Several of our experts participated in the establishment of industry standards and are key members of veterinary professional associations. We have established a well-developed internal talent management system to continuously improve the capabilities of our veterinarians. Our hospitals are also equipped with advanced devices for use by different specialty departments, including over 220 high-end medical devices such as superconductive MRI, 64-slice CT, small animal ICU system, color doppler ultrasound machines, endoscopes, ultrasound scalpels and real-time PCR instruments.

Complementary Services of High Frequency in Nature

We offer a variety of complementary services at our hospitals in conjunction with our veterinary services. For example, we offer diversified grooming services at our hospitals through multiple regional brands. To address different grooming needs, our grooming services are offered at different levels by professional groomers of different experience and skill levels from assistant groomers to premier groomers. The large demand from pet parents for grooming services makes our services not only a rich source of monetization, but also a great channel for building long-term relationships with a large number of pet parents across China. Such trusted customer relationships present opportunities for referral to our medical services and in-hospital pet product sales.

Entry Point for Our Holistic Engagement with Customers

Our industry-leading pet care services serve as an entry point for our engagement with customers, helping us foster long-term customer relationship, facilitating significant cross-selling opportunities with our existing customers and positioning us to attract new customers. Pet parents who are attracted to our platform for one service are expected to continue to engage us for more of our services and products. We connect the in-person offerings at our hospitals with our online retail channels, which creates a virtuous loop that drives greater online and offline visits, in turn creating more opportunities for cross-selling our services and products. Furthermore, we strategically place our hospitals close to our customers and are able to provide our comprehensive product and service offerings in a localized manner with a meaningful last-mile advantage over our competitors. Our business model centering around pet care services has proven successful on this front. In 2021, we achieved a customer repurchase rate for pet care services of approximately 56%, as compared with the industry average of between 30% and 40%.

Pet Product Supply Chain Services

We are the largest supply chain service provider in China’s pet industry in terms of revenue, according to Frost & Sullivan. We have comprehensive and advanced supply chain capabilities covering the entire value chain, including upstream procurement, warehousing spanning 34 provinces or municipalities as of December 31, 2021, distribution, and online and offline retail. These capabilities enable us to interlink the upstream, midstream and downstream players across the industry value chain and form an industry-wide platform, on which we are able to provide a more expansive and less costly offering of product and drug supplies, including pet food, drugs, medical equipment, consumables and other pet supplies. Our supply chain services include the following key features.

Efficient Warehousing and Distribution Network

Our highly efficient warehousing and distribution network provides exceptional warehousing and delivery with ongoing cost advantages and superior customer service. We currently operate a warehousing system comprised of 7 regional distribution centers, 54 provincial and municipal warehouses and 47 trade subsidiaries, covering over 100 major cities across China as of December 31, 2021. Our strategic placement of our regional distribution centers and warehouses across China enables us to cost-efficiently ship to our customers. Shipping is a critical part of our supply chain services. We have more than 130 shipping trucks of our own and also use third-party national and regional logistics providers to deliver products and supplies. We are able to offer 24- or 48-hour delivery services in the core regions of our business.

Notably, our technology platform and information system empower the entire supply chain from inventory management to order fulfillment for our supply chain services, thereby ensuring we have appropriate inventory levels and placement, efficient order picking and packing, and optimized order routing aimed at minimizing shipping time and transportation costs. Our inventory management expertise enables us to turn our inventory rapidly, which in turn drives our working capital efficiency.

Centralized Merchandise Sourcing and Wide Product Assortment

Our national presence makes us the largest player in China’s pet care industry with centralized procurement capabilities. Our centralized purchasing enables us to leverage the nationwide purchasing power of our operations, reduces our dependence on any one supplier and gives us a strong bargaining position to lower costs. Our centralized merchandise sourcing contains the following characteristics.

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Streamlined central procurement by standard operating procedures (“SOP”). To streamline our centralized merchandise sourcing process, we have put in place a strict standard operating procedure (“SOP”), covering supplier selection, product selection, warehousing, shipping and delivery. All branches and personnel within our supply chain services business follow the SOP in their sourcing and supply chain activities. Our unified implementation of the SOP, together with our centralized purchasing, reduces the price of the products and supplies we offer, and thus increases our profitability.

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Strict supplier selection and management. We select our suppliers based on qualification, brand, reliability and volume. We have also put in place stringent rules governing the operations of suppliers to ensure that the pet product supplies we procure from comply with applicable PRC laws and regulations.

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Wide product assortment including our private labels. Leveraging our central procurement capabilities, we are able to lock in new products and advanced pet care equipment by gaining early access to the latest pet food, medicine, equipment and other products developed by top pet product brands. As a result, we typically secure supply of new products six months to one year ahead of the general market and have exclusive access to popular products from premium brands, which gives us a clear advantage over our competitors and strengthens our reputation as the market leader. In addition, we offer a wide assortment of pet products at competitive prices, carrying more than 100 carefully selected brands which represent the best and most popular products. We are also the exclusive distributor for the Chinese market for a number of top brands in the global pet product industry and have developed private labels of our own. Our insight in consumer behavior and trends gained through our supply chain business allows us to accurately design, market and sell products under our private labels and deliver a compelling customer experience.

Broad Base of Customers

Our product offering leverages a strong portfolio of high-quality food and pet care supplies. We have built a large and diverse customer base for our supply chain services. We source pet products from top Chinese and global pet product brands and distribute to more than 49,000 third-party pet stores, hospitals and clinics as of December 31, 2021.

Local Services

We have established an integrated and innovative online-to-offline local services ecosystem. We cooperate with major third-party online local services platforms and also provide comprehensive online services covering the full life cycle of pet parentship through Rvet, our own Weixin mini-program. The expansive network of our front distribution centers (FDCs), which are warehouses that stock products in high demand for nearby areas and strategically located closer to end customers, ensures our last-mile capabilities in support of our online platform. In addition, we provide offline retail services at our hospitals and have been seeking innovative ways to expand our local services, including through JackPet, our high-end offline pet shopping and entertainment brand.

Online Platform

Rvet is our core, closed-loop online program that offers not only pet products, but all-round online medical services that together cover the entire life cycle of pets. Since the launch in February 2020, “Rvet” had attracted approximately 3.4 million registered users as of December 31, 2021, and had approximately 820,000 and 1,350,000 active customers in 2020 and 2021, respectively.

Personalized services are a key feature of Rvet. Utilizing our recommendation algorithms, Rvet generates customized product and service recommendations to pet parents on the basis of the pets’ breed, age, gender, size, weight, medical and vaccination history, health condition and previous purchases at our hospitals or on Rvet, among other things. Such personalized recommendations improve the shopping experience and efficiency of our customers, save their time, and facilitate our product sales. Customers can conveniently select and pay for the products they like on Rvet, and we can generally deliver within one hour.

Rvet is also a pet health management platform with customer relationship management at its core. On Rvet, customers can make hospital appointments, inquire about health and other pet-related questions, consult pet experts, and review medical records of their pet, all from the comfort of their home. Customers can subscribe for monthly pet care packages, upon which they will receive customized pet care information and suggestions on Rvet on a regular basis, which are generated by an intelligent analysis of various information about the pet.

In addition, we conduct online retail through major online local services platforms in China. Empowered by our strong supply chain business, we are able to offer a wide variety of pet products at competitive costs.

To support our local services, we have built FDCs across China with an extensive selection of pet products in stock. Each of our FDCs had in stock over 5,500 SKUs (stock-keeping units) on average in 2021, compared to a few hundred SKUs in an ordinary pet store, thus offering more choices to pet parents. Customers can order pet supplies on Rvet or local services platforms and have deliverymen pick up the ordered goods from the nearby FDC and deliver to them at door. We generally deliver under 1 hour within a 3-kilometer radius in some major cities. The gross merchandize value (GMV) of our online retail almost doubled from 2020 to 2021.

Offline Services

We have been seeking innovative ways to expand and improve our local services. JackPet, our unique and high-end pet chain store brand, offers a new form of pet shopping and entertainment with increasing popularity. JackPet is dedicated to providing a rich and high-end experience to customers. Visitors to a JackPet store can not only shop for all kinds of pet supplies, but also adopt pets, groom their pets, see a veterinarian, enjoy display of unconventional pets, and relax with a coffee.

The JackPet store in Nanjing, for example, is a seven-floor 4,200-square-meter super amusement park for pets and pet enthusiasts. It featured over 3,500 SKUs at the end of 2021, more than any other offline pet store in China. The selection of SKUs is constantly adjusted based on sales volume and market needs. On the opening day, the Nanjing JackPet store received approximately 4,000 visitors, who spent an average of two hours at the store, setting a record in China in terms of opening-day number of visitors. The store also recorded one of the highest single-offline-pet-store revenues in China in 2020. The JackPet-themed content we created on social media attracted approximately 41 million views in total.

Furthermore, we sell pet products at our hospitals so that our hospital customers can conveniently purchase the pet food, drugs and other supplies they need while visiting us for medical or grooming services. Our strong supply chain capabilities allow us to provide a diversified and cost-effective product offering.

Continued Veterinary Education Services

We believe that our long-term success as well as the future growth of China’s pet care industry depends on the education of pet care professionals. Internally, we have built the largest talent platform in the industry, with systematic talent assessment, training and promotion mechanisms and offering the best career path and development opportunities for veterinarians in China. But our efforts go well beyond internal talent development. Doyue Education and Technology Group (铎悦教育科技集团) (“Doyue”) is our own continued veterinary education group with its business covering the full development path of veterinary talents. Today, the Doyue platform offers comprehensive online-to-offline continued veterinary education services to veterinary professionals, making valuable contribution to China’s veterinary education and the future of the pet care industry.

Our Education Institutions and Training Bases

We have built our own veterinary academies within Doyue, including Meilian Wuzhou Advanced Veterinary College (美联五洲高级兽医学苑) which focuses on junior general veterinarian training and New Edge International Veterinary College (维特新锐国际兽医学苑) which provides advanced veterinary specialist training. Together, our education institutions had provided over 78,000 hours of veterinary courses taught by 715 well qualified local instructors, 284 international lecturers and approximately 108,000 trainees and offered a variety of courses as of December 31, 2021.

In addition, we provide practical training bases for over 110 major vocational universities and colleges across the nation. We have established about 1,800 training bases at our pet hospitals across China. At our training bases, trainees are able to observe and practice day-to-day pet care services and thereby gain valuable practical experience and skills.

Our Online Education

Zhiyue, our mobile application operated by Doyue, is home to various online courses and articles on pet care authored by Chinese and foreign experts. Eager to obtain quality online lessons and teaching materials, many instructors and students of veterinary medicine in China have relied on the resources on Zhiyue to supplement and enrich their classroom education. As of December 31, 2021, Zhiyue had more than 87,000 registered users.

After the COVID-19 outbreak in China, we were one of the first in the industry to offer online live trainings as part of our continued veterinary education. From January 1, 2020 to December 31, 2021, we hosted a total of over 790 online training sessions. Our training sessions focus on practical skills and are well-received by the participants.

Other Initiatives

By collaborating with multiple universities across China, we launched the “Ruipeng Talent” project to promote the commercialization of university academic research and improve the training of university researchers and students. In addition, we have held one special training camp for instructors and lecturers, six talent development summit forums, six Eagle Cup Small Animal Doctor Skills Competitions, as well as three overseas summer camps and one online summer camp.

Third-Party Diagnosis Services

Dedicated to enhancing the diagnosis capabilities of pet hospitals and veterinarians, we provide diagnosis services to hospitals and veterinarians within our group and also to third-party hospitals, colleges, laboratories and other institutions to improve the quality of their diagnosis. Our services cover more than 100 diagnosis items, such as histopathology, cytology, immunology, microbiology and molecular diagnosis. On the other hand, given the increased breadth and depth of knowledge required for the practice of veterinary medicine, many pet hospitals and veterinarians solicit our knowledge and experience to interpret test results, consult on the diagnosis of illnesses and suggest treatment programs.

We have founded independent medical laboratories such as pathology laboratories and microbiology laboratories to meet various clinical testing needs and improve the accuracy of the diagnosis of clinical diseases. Our laboratories are located in Beijing and Shanghai, and we are expanding to other major cities such as Chengdu, Wuhan and Shenzhen. Each laboratory has an internal R&D department engaged in cutting-edge research in the veterinary diagnosis sphere such as studies on cancer cells, in-hospital nucleic acid testing, and post-surgery rehabilitative medication for pet patients with cancer. The laboratories offer a broad spectrum of standard and customized tests, convenient sample pick-up times, rapid test reporting and access to professional consulting services provided by trained specialists. We have engaged more than 10 experts in veterinary pathology from internationally renowned veterinary academies and institutions. As of December 31, 2021, our laboratories had cumulatively served more than 3,200 pet hospitals.

Diagnostic accuracy is critical to the success of a pet diagnosis laboratory. We have invested heavily in quality assurance in our third-party diagnosis services.

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We use special diagnostic media for collecting and storing specimens to ensure that the active ingredients in the specimens are kept intact and that the specimens are stable and well protected against bacteria, high temperature, water and high pressure, among other things.

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Our precision instruments for diagnostic use have received the China Inspection Body and Laboratory Mandatory Approvals (CMA) and are certified by the China National Accreditation Services for Conformity Assessment (CNAS) for their precise measurements.

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We monitor and check the relevant threshold values on the diagnostic equipment software in real time. Diagnosis results (e.g., positive or negative) are generated automatically based on the testing data, and we review the results with the help of our experts to further improve accuracy.

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We make sure that our laboratorial personnel are qualified and have been vigorously trained and that they follow the strict and detailed procedures we have in place for each step of the testing and diagnosis process, such as specimen culturing and dilution.

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We have developed and are using a laboratorial information and resource management system powered by data software and automation technologies. Our comprehensive quality control system not only meets the ISO 17025 standard published by the International Organization for Standardization, but can connect and exchange data with the information systems of the hospitals and other institutions we serve.

We believe that our third-party diagnosis services will provide a new driver for our revenue growth going forward. There remains a significant unmet need for third-party diagnosis services in China. With the use of our third-party diagnosis, veterinary practices in China will significantly improve the quality of pet care provided to their patients, increase staff efficiencies, and effectively communicate the value of this medical care to the pet parent. In addition, we believe that our continued investment in enhancing our third-party diagnosis, particularly in areas such as intelligentization and AI diagnostic reading, as well as the seamless integration of our other service and product offerings, provides us with a unique competitive advantage.

Marketing-as-a-Service

We have built a pet care platform with a multi-channel network to reach pet parents. Through our online and offline product and service offerings directly to pet parents and through the business customers of our supply chain services, we can reach a wide and established base of pet parents. In our efforts of branding and pet culture promotion, we have also established innovative and popular media channels. In particular, we have a wide and growing KOL (key opinion leader) pool empowered by our KOL cultivation system. Assisted by our high-quality pet-themed content, our KOLs have gained a large, vibrant and loyal fan base. The interactions between our KOLs and their fans enable them to learn more about pet products and services as well as the pet culture in general, and we believe such interactions have strengthened the bonds between our KOLs and their fans, and thus significantly increased the likelihood of their fans becoming the target audience of our marketing services. Our popular Rvet platform enables us to reach a large number of customers by offering pet-related content and pet product recommendations to them, and we can further broaden our access to customers through the more than 49,000 pet stores, hospitals and clinics that we serve in our supply chain business.

Our established and broad access to pet parents makes us uniquely well-positioned to offer marketing services to pet product brands. Through us, they have access to an enormous and highly efficient marketing network and a massive base of potential customers. We have started providing sales and marketing services to global pet product brands to capture the commercial opportunities provided by our broad access to pet parents. As of the date of this prospectus, we have provided marketing services to over 1,750 pet product brands and kept continuous and mutually beneficial relationships with them.

Our Technology

We have developed a big data-driven information technology system consisting of robust digital capabilities, which is made possible by a strong research and development team consisting of 248 members as of December 31, 2021. In 2020 and 2021, our research and development expenses were RMB52.3 million and RMB82.7 million (US$13.0 million), respectively.

Over the years, we have been strengthening our technological innovation and applications in various aspects of our services and operations. We have built a comprehensive information technology system capable of digital operations and intelligent decision-making.

Operation Digitalization

Over the past few years, we have implemented a digital transformation of our information technology system that covers all of our business processes. Today, our digitalized operation system enables online review and centralized management of our key processes, including inventory management, accounting, human resources, procurement, and sales and order fulfillment. Our system allows us to efficiently digitalize and visualize our business processes, monitor daily operational data, respond swiftly, and enhance and optimize data-driven operation. Each acquired hospital is integrated into our digital ecosystem, including its daily operations and system support.

Our digitalized system also includes an enterprise-wide management information system to support our hospital operations and daily operations. In addition, we are able to track performance of hospitals on a per-service, per-veterinarian and per-customer basis. All of our financial data, customer records and service records are stored in encrypted computer databases.

Furthermore, we have developed a broad array of intelligent tools to digitalize the operation of our hospitals. We believe such tools can substantially enhance the efficiency of our operation and the quality of our services. By applying data analytics and AI technologies, we have streamlined the process for chain operations by tracking selective operational data and adopting standardized management chain for our hospital network nationwide, allowing detailed business planning, budgeting and goal setting for our hospitals, departments and employees. Our electronic medical record system generates multi-dimensional information for each pet patient, which helps us enhance our services.

Data Insight

We have built a proprietary database leveraging information collected across our digital and physical network to construct data insights of pets and pet parents behavior. Through our integrated platform that connects all participants in the pet care industry, we have gained access to an enormous amount of transaction data related to pets and pet parents. We take a customer-centric approach to such data, striving to use it to better understand customer needs, improve customer experience, deliver personalized products and services and contribute to the entire pet industry.

Empowered by our AI and big data analytics capabilities and our database, our digital operation system provides real-time data analytics to the performance of each of our service lines from multiple dimensions, such as time, region, customer source and satisfaction level, and makes informed decisions at every level of our business. Notably, from these data, we analyze customer cohorts and identify cross-selling opportunities, new pet parent trends and more. Data analysis forms the basis for ongoing marketing activities, product development, and operational improvements.

Another representative application of our intelligent decision-making capabilities is in hospital location selection. Our location selection tool helps us select the optimal locations for new hospitals and optimize the location of existing hospitals based on the distribution of pet stores and hospitals and the density of pet parents in each city. Our location selection tool tracks the key operational data of each hospital such as number of customers and monthly turnover, presents the management of each hospital with a clear view of the performance of the hospital and assists them in formulating growth plans.

We endeavor to build a digital ecosystem for the entire industry. Our platform will serve as the infrastructure, empowering upstream and downstream partners and enabling customers to participate in the design, development, delivery and optimization of pet products and services.

Pet Culture Cultivation, Marketing and Branding

Pet Culture Cultivation

Developing China’s pet culture, helping society better understand pets, harmonizing human-pet relationships, and fostering healthy pet parentship has always been among our corporate missions. We further that mission by hosting large offline events with pet-related themes, producing documentaries and promote pet culture on social media. We host the Pet Carnival each year since 2019, which integrates pet-related themes including shopping, entertainment and welfare, with millions of pet parents visiting our featured pages, interacting with us on social media and watching our curated online live events. In 2020, partnering with Phoenix TV, we launched the documentary Amazing Veterinarians, telling stories about Chinese veterinarians and the history and current conditions of China’s pet care industry. Through the documentary, we sought to promote society’s understanding of the pet care industry, respect for veterinary workers and pet protection and welfare in general.

In addition, we have organized 41 veterinarians and pet care experts to create accounts on a popular live streaming platform in China to share their knowledge and experience in pet care. These accounts have received an aggregate of over 4 million subscriptions, and accumulated an aggregate of approximately 230 million views in 2021.

Sales and Marketing

We provide veterinary and other services to our consumers from our hospitals and also provide fully integrated product and service offerings through online and other offline channels such as Rvet and JackPet. For our upstream suppliers, we rely on our strong brand name and platform to gain their trust and build partnerships with them. For pet hospitals and pet stores, we provide a wide offering of products and supplies through our online-to-offline platform.

We have a strong sales and marketing team responsible for the promotion and sales of our existing and new products and services and maintaining partner relationship. We have adopted a variety of marketing approaches and attract potential customers and partners not only through large offline events, industry forums and symposiums, but also through the creation and promotion of high-quality pet raising contents on social media to a large number of pet parents and other pet enthusiasts, thereby building a potential customer base. In addition, customer referrals are an important source of our new customer acquisition.

Branding

We care strongly about our brands. We have a dedicated team within our organization responsible for branding and public relations. We promote our brands through multiple online and offline marketing channels.

As of December 31, 2021, we owned 23 pet hospital brands that together symbolize professional and outstanding service. Emphasis is continually placed on promoting and protecting our brands, a key component of our assets. We believe that the most effective form of marketing our brands is to continually enhance our customer experience. We will carry on with our efforts to enhance our brand value through higher service quality and other marketing initiatives.

Data Privacy and Protection

We have a team of highly qualified professionals dedicated to securing information about pets and our customers and protecting our customers’ and employees’ privacy, and we strive to provide a safe, secure online environment for our customers. We are committed to compliance with applicable information security laws, regulations and industry standards in all material respects. We have developed a company-wide policy on data security to preserve individual personal information and privacy and we do not distribute or sell our customers’ personal data for any purpose. We encrypt customer data in network transmissions and in backend storage to ensure confidentiality.

Our network configuration is secured at multiple layers to protect our databases from unauthorized access. We use sophisticated security protocols for communications among our mobile app, WAP website and plug-ins. To prevent unauthorized access to our system, we utilize a system of firewalls and maintain a demilitarized zone to separate our external-facing services from our internal systems. To minimize the risk of data loss, we conduct regular data backup and data recovery tests. Our database can only be accessed by certain designated and authorized personnel after assessment and approval procedures, whose actions are recorded and monitored.

We have data disaster recovery procedures in place. We back up data frequently so as to have the ability to restore from a local copy for immediate restoration if needed. Our data is transmitted daily to a secure offsite cloud storage service for disaster recovery needs. Our systems are decoupled and based on advanced software designing principles. We believe that this ensures that the infrastructure of our systems is scalable and can support our future growth.

Intellectual Property

We regard our trademarks, copyrights, patent, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on copyright, trademark and patent law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. As of December 31, 2021, we had (i) 1,797 granted trademarks; (ii) 17 issued patent; (iii) 67 granted copyrights and copyright applications and (iv) 44 granted domain names and domain name applications.

Our granted trademarks are mainly for our pet hospital chains. The current registrations of these trademarks are effective for varying periods of time and may be renewed periodically, provided that we, as the registered owner, or our licensees where applicable, comply with all applicable renewal requirements including, where necessary, the continued use of the trademarks in connection with similar goods. We expect to pursue additional trademark registrations to the extent we believe they would be beneficial and cost-effective.

In addition to trademark protection, we own numerous domain names, including https://www.ruipengpet.com. We also enter into, and rely on, confidentiality and proprietary rights agreements with our employees, consultants, contractors and business partners to protect our trade secrets, proprietary technology, and other confidential information. We further control the use of our proprietary technology and intellectual property through provisions in both our customer terms of use on our website and in our vendor terms and conditions.

We vigorously protect our technology and proprietary rights. We have employed internal policies, confidentiality agreements, encryption and data security measures to protect our proprietary rights. However, there can be no assurance that our efforts will be successful. Even if our efforts are successful, we may incur significant costs in defending our rights. From time to time, third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights. See “Risk Factors—Risks Related to Our Business—Failure to establish, maintain, protect, and enforce our intellectual property and proprietary rights or prevent third parties from making unauthorized use of our technology or our brands could harm our competitive position or require us to incur significant expenses to enforce our rights.”

Competition

We believe that we are positioned favorably against our competitors in the highly competitive pet care industry. We compete with a number of pet care services providers, specialty pet store chains and independent pet stores. We also compete with online retailers, supermarkets, warehouse clubs and mass merchants. The pet care industry has become increasingly competitive due to the expansion of pet-related services and product offerings by certain supermarkets, warehouse clubs, other retail merchandisers, and online retailers, and the entrance of additional independent pet stores with unique service and product offerings and other pet specialty retailers into the pet care and pet product supply markets.

We may face greater competition from national, regional, local and online pet care services providers in the future. In particular, if any of our major competitors seeks to gain or retain market share by reducing prices or by introducing additional products or services, we may be required to reduce prices on our key products or services or introduce new offerings in order to remain competitive, which may negatively affect our profitability and require a change in our operating strategies.

We believe that our ability to compete effectively depends on various factors, including the expanse of our pet hospital network, the breadth and depth of our products and service offerings, our pricing competitiveness, customer experience, our ability to form and retain a closed-loop business model, our supply chain capabilities, our technological capabilities, quality control of our product and service offerings, our partnership with third parties, our marketing efforts, and the strength and reputation of our brand.

In addition, as our business continues to grow rapidly, we face significant competition for highly skilled personnel, including management, veterinarians and other pet care professionals. The success of our growth strategy depends in part on our ability to retain existing personnel and attract additional highly skilled employees.

Furthermore, if consumer preferences change and thereby decrease the attractiveness of what we believe to be our competitive advantages, including high-quality service offerings, our extensive product assortment, premium product offerings, competitive pricing, and a unique customer experience, or if we fail to otherwise positively differentiate our customer experience from that of our competitors, our business and results of operations could be adversely affected.

Employees

As of December 31, 2020 and 2021, we had a total of 14,419 and 20,972 employees, respectively. The following is a breakdown of our employees as of December 31, 2021 by function:

	December 31, 2021
Function	Number of Employees	% of Total
Pet hospital staff[1]	13,931	66.4
General and administrative[2]	6,734	32.1
Research & development	307	1.5
Total	20,972	100.0

1	Pet hospital staff primarily include veterinarians, medical assistants and groomers.
2	General and administrative personnel across our business segments primarily include employees in regional managerial functions, finance and other back office operations.

Along with a strong reputation among customers and the general public, we are widely acknowledged as a great place to work in China. At New Ruipeng, it is our people, in particular our veterinarians — our greatest asset — that give us our strong reputation.

We have always striven to provide employees with comprehensive social benefits, a diverse work environment and a wide range of career development opportunities. We are committed to providing a safe and healthy workplace, which is backed by strict policies, systematic training and safety recognition awards, along with continued investments in technology. In addition, we are committed to establishing competitive and fair remuneration. In order to effectively motivate our staff, we continually refine our remuneration and incentive policies through market research. We conduct performance evaluations for our employees monthly to provide feedback on their performance.

We participate in various employee social security plans that are organized by municipal and provincial governments, including, among other things, pension, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance and housing fund plans through a PRC government-mandated benefit contribution plan. We also make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our staff, up to a maximum amount specified by the local government from time to time.

We typically enter into standard employment agreements and confidentiality agreements or clauses with our senior management and core personnel. These contracts include a standard non-compete covenant that prohibits the employee from competing with us, directly or indirectly, during his or her employment and typically for one or two years after termination of his or her employment. We maintain a good working relationship with our employees, and we have not experienced any material labor disputes.

Facilities

Our headquarters is in Shenzhen, Guangdong, where we leased and occupied our office space with an aggregate floor area of over 6,000 square meters as of December 31, 2021. As of December 31, 2021, we also leased and occupied office buildings in 51 other cities of 31 provinces across China, such as Guangdong, Beijing, Hunan, Jiangxi and Henan, with an aggregate floor area of over 32,000 square meters. These leases have expiration dates ranging from 2022 to 2030 and all of these leases contain renewal options.

We lease all of our pet hospitals, FDCs and warehouses in 85 cities of 30 provinces across China, such as Guangdong, Fujian, Yunnan, Jiangsu and Shanghai, with an aggregate floor area of over 83,000 square meters. These leases have expiration dates ranging from 2022 to 2038 and all of these leases contain renewal options.

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased insurance covering our inventory and fixed assets such as equipment, furniture and office facilities. We also provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for our employees. We do not maintain business interruption insurance, product liability insurance, malpractice liability insurance or key-man life insurance. We consider our insurance coverage to be in line with the industry norm in China.

Legal Proceedings

We are not currently a party to any legal or administrative proceedings that we believe to be material to our business or financial condition. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, including patent, commercial, professional liability, product liability, employment, infringement liability, contract disputes, class action, and other litigation and claims, as well as governmental and other regulatory investigations and proceedings. In addition, third parties may from time to time assert claims against us in the form of letters and other communications. The results of any future litigation or administrative proceeding cannot be predicted with certainty, and regardless of the outcome, litigation and administrative proceedings can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

REGULATION

This section sets forth a summary of the most significant PRC laws and regulations that affect our business activities in China. As of the date of this prospectus, we comply with these applicable currently effective PRC laws and regulations in all material respects, except as disclosed in this section and the section titled “Risk Factors.”

Regulations on Foreign Investment

The Foreign Investment Law of the PRC, or the Foreign Investment Law, was formally adopted by the National People’s Congress on March 15, 2019 and became effective on January 1, 2020. The Foreign Investment Law is formulated to further expand opening-up, vigorously promote foreign investment and protect the legitimate rights and interests of foreign investors. According to the Foreign Investment Law, foreign investments are entitled to pre-entry national treatment and are subject to negative list management system. The pre-entry national treatment means that the treatment given to foreign investors and their investments at the stage of investment access is not lower than that of domestic investors and their investments. The negative list management system means that the state implements special administrative procedures for access of foreign investment in specific fields. Foreign investors shall not invest in any forbidden fields stipulated in the negative list and shall meet the conditions stipulated in the negative list before investing in any restricted fields.

Foreign investors’ investment, earnings and other legitimate rights and interests within the territory of China shall be protected in accordance with the law, and all national policies on supporting the development of enterprises shall equally apply to foreign-invested enterprises. The state guarantees that foreign-invested enterprises participate in the formulation of standards in an equal manner. The state guarantees that foreign-invested enterprises participate in government procurement activities through fair competition in accordance with the law. The State shall not expropriate any foreign investment except under special circumstances. In special circumstances, the state may levy or expropriate the investment of foreign investors in accordance with the law for the needs of the public interest. The expropriation and requisition shall be conducted in accordance with legal procedures and timely and reasonable compensation shall be given. In carrying out business activities, foreign-invested enterprises shall comply with relevant provisions on labor protection, social insurance, tax, accounting, foreign exchange and other matters stipulated in laws and regulations.

From January 1, 2020, the Wholly Foreign-Owned Enterprises Law of the PRC, together with the Law of the PRC on Sino-Foreign Equity Joint Ventures and the Law of the PRC on Sino-Foreign Cooperative Joint Ventures shall be abolished. The organization form, organization and activities of foreign-invested enterprises shall be governed by the laws of the Company Law of the PRC, the Partnership Enterprise Law of the PRC and the Foreign Investment Law. Foreign-invested enterprises established before the implementation of the Foreign Investment Law may retain the original business organization and so on within five years after the implementation of the Foreign Investment Law.

On December 26, 2019, the State Council promulgated the Regulations for Implementation the Foreign Investment Law of the PRC, which came into effect on January 1, 2020, and it further requires that foreign-invested enterprises and domestic enterprises shall be treated equally with respect to policy making and implementation. Pursuant to the Regulations for Implementation the Foreign Investment Law of the PRC, if the existing foreign-invested enterprises fail to change their original forms as of January 1, 2025, the relevant market regulation departments will not process other registration matters for the enterprises, and may disclose their relevant information to the public.

On December 30, 2019, the MOFCOM and the SAMR jointly issued the Measures for Reporting of Foreign Investment Information, or the Foreign Investment Information Measures, which came into effect on January 1, 2020 and replaced the Interim Measures for the Record-filing Administrative of the Establishment and Modification of Foreign-invested Enterprises. Since January 1, 2020, for foreign investors carrying out investment activities directly or indirectly in the PRC, foreign investors or foreign-invested enterprises shall submit investment information through the Enterprise Registration System and the National Enterprise Credit Information Publicity System operated by the SAMR. Foreign investors or foreign-invested enterprises shall disclose their investment information by submitting reports for their establishments, modifications and cancelations and their annual reports in accordance with the Foreign Investment Information Measures. If a foreign-invested enterprise investing in the PRC has finished submitting its reports for its establishment, modifications and cancelation and its annual reports, the relevant information will be shared by the competent market regulation department to the competent commercial department, and does not require such foreign-invested enterprise to submit the reports separately.

Investment in the PRC conducted by foreign investors and foreign-invested enterprises shall comply with the Special Administrative Measures for Access of Foreign Investments (2021 Edition) effective from January 1, 2022, or the Negative List and the Catalog of Industries for Encouraged Foreign Investment (2020 Edition) effective from January 27, 2021, or the Encouraging List, which may be amended from time to time. The Encouraging List and the Negative List classify businesses into three categories with regard to foreign investments: “encouraged” “restricted” and “prohibited.” Industries that are not listed in either the Encouraging List or the Negative List are generally deemed as falling into the category of “permitted” unless otherwise provided in the PRC laws. According to the Negative List, the proportion of foreign investments in an entity engages in value-added telecommunications business that is open to foreign investment according to China’s WTO commitments (except for e-commerce, domestic multi-party communications, storage-forwarding and call centers) shall not exceed 50%. Investment in online publishing service, online transmission of audio-visual program service, internet culture activities (except for music) and internet information dissemination service (except for contents opened up in China’s WTO commitments) shall be prohibited. Pursuant to the restrictions placed by other applicable PRC laws, no foreigner is permitted to independently establish any schools or other educational institutions within the PRC that aims to enroll mainly PRC citizens, and when foreign organizations or individuals invest in education institutions within the PRC, regulations on Sino-foreign cooperation in schools may still be applicable. Therefore, our business of online local services on “Rvet” platform, online continued veterinary education services and offline continued veterinary education services may be deemed as restricted or prohibited foreign-invested industries by competent authorities, which is a violation to foreign investment regulations in the PRC. Our pet care services and other services, on the other hand, are permitted foreign-invested industries. See “Risk Factors—Risks Related to Our Business and Industry—Certain of our products and solutions in relation to online local services and online and offline continued education services may be subject to value-add telecommunications-related regulations, other internet-related regulations or education-related regulations, which are foreign prohibited or restricted areas, and future legislative or regulatory actions could adversely affect our business, results of operations and financial condition.”

Regulations on Animal Diagnosis and Treatment Activities

On July 3, 1997, the Standing Committee of the NPC of the PRC promulgated the Animal Epidemic Prevention Law of the PRC, as last amended on January 22, 2021 and came into effect on May 1, 2021 for the purpose of strengthening the administration of animal epidemic prevention, preventing, controlling, decontaminating and eliminating animal epidemics, promoting the development of the breeding industry, preventing and controlling zoonosis and ensuring public health security and human health. Under the Animal Epidemic Prevention Law of the PRC, any entities and individuals engaged in animal raising, slaughtering, marketing, isolation and transportation as well as in animal product manufacturing, marketing, processing and storing shall properly carry out animal epidemic prevention, including immunization, disinfection, testing, isolation, decontamination, elimination and innocuous treatment and bear the liability related to animal epidemic prevention. An institution conducting animal diagnosis and treatment activities shall obtain the License for Animal Diagnosis and Treatment.

Ministry of Agriculture (currently known as Ministry of Agriculture and Rural Affairs of the PRC) promulgated the Measures for the Administration of Animal Diagnosis and Treatment Institutions, which came into effect on January 1, 2009, amended on June 1, 2016 and November 30, 2017, regulates animal diagnosis and treatment activities, namely, operational activities such as prevention, diagnosis and treatment of animal diseases and animal sterilization in the PRC. According to these measures, the Ministry of Agriculture shall be responsible for the supervision and administration of animal diagnosis and treatment institutions nationwide, while at local levels, governmental veterinary medicine authorities at or above the county level shall be responsible for the administration of animal diagnosis and treatment institutions and governmental animal health supervision institutions at or above the county level shall be responsible for law enforcement in relation to such institutions. An animal diagnosis and treatment institution shall meet various conditions and requirements prescribed by these measures before its establishment, and shall obtain the License for Animal Diagnosis and Treatment and carry out animal diagnosis and treatment activities within the prescribed scope of such license. To change its working place or the scope of diagnosis and treatment activities, an animal diagnosis and treatment institution shall go through once again the formalities for licensing for animal diagnosis and treatment and apply for a new license. It also shall obtain a separate animal diagnosis and treatment license to set up any branch. These measures also provides requirements on use of veterinary drugs, concurrent operation of pet products, use of radioactive medical equipment, disposal of medical waste and other activities of animal diagnosis and treatment institutions. For example, animal diagnosis and treatment institutions shall not use fake or inferior veterinary drugs, drugs or other chemical compounds that are banned from using by the relevant laws and regulations. Where an animal diagnosis and treatment institution concurrently trades in pet articles, pet food, pet beauty, and other items, the sideline area and the animal diagnosis and treatment area shall be separately set up. If an animal diagnosis and treatment institution installs and uses the radioactive equipment for diagnosis and treatment, the installation and use shall be subject to approval by the environmental protection department in accordance with the relevant laws and regulations. In addition, animal diagnosis and treatment institutions shall report to the license issuing authority on information of their animal diagnosis and treatment activities for the previous year.

Each of our hospitals is required to obtain the License for Animal Diagnosis and Treatment. The majority of our hospitals have obtained the License for Animal Diagnosis and Treatment. However, as of the date of this prospectus, we are in the process of applying for the License for Animal Diagnosis and Treatment for some of the newly-established hospitals, and we have failed to submit the application to change the information listed on the licenses for some hospitals in a timely manner. Further, some of our hospitals have not fully complied with the applicable laws and regulations on animal diagnosis and treatment institutions, such as use of veterinary drugs, use of radioactive medical equipment and disposal of medical waste and others. See “Risk Factors—Risks Related to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business operation may have a material and adverse impact on our business and results of operations. Certain aspects of our business were or currently are not in full compliance with the regulatory requirements, including certain of our hospitals’ failure to obtain or renew the License for Animal Diagnosis and Treatment under their own names and many of our PRC entities’ failure to obtain the Radiation Safety License before using or selling radioisotopes and radiation-emitting devices, among other things.” “Risk Factors—Risks Related to Our Business and Industry—Animal health products and medications used on animals are subject to safety, quality or efficacy concerns, which may have a material and adverse effect on our reputation, financial condition and results of operations” and “Risk Factors—Risks Related to Our Business and Industry—If we fail to comply with environmental, fire protection, drainage or health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material and adverse effect on the success of our business.”

Regulations on Veterinary Drugs Operation

On April 9, 2004, State Council promulgated the Regulation on Veterinary Drug Administration, which was most recently amended on March 27, 2020. These regulations apply to the research and development, production, marketing, import and export, use as well as supervision and administration of veterinary drugs within the PRC. Pursuant to the Regulation on Veterinary Drug Administration, any enterprise which deals in veterinary drugs requires a Veterinary Drug Operation License. The Veterinary Drug Operation License shall indicate such details as the scope of business, place of business, validity period, name of the legal representative, and domicile. The validity period of a Veterinary Drug Operation License is five years. For purchase of any veterinary drug, a veterinary drug operator shall check the veterinary drug product against the label or instructions and the quality certificate of the product. Any veterinary drug operator is prohibited from distributing drugs for human use or fake or inferior veterinary drugs.

The veterinary drug operators in the PRC shall also comply with the Norms for the Business Operation and Quality Management of Veterinary Drugs, which was promulgated by the Ministry of Agriculture on January 15, 2010 and amended on November 30, 2017. It is a set of standards regulating the quality management of veterinary drugs operators in the PRC, including but not limited to operation sites, equipment, personnel, bylaws, purchases, warehousing, distribution and freight.

On March 17, the Ministry of Agriculture and Rural Affairs of the PRC promulgated a new version of the Measures for the Administration of the Business Operation of Veterinary Biological Products with an effective date of May 15, 2021, governing the distribution, operation, supervision and administration of veterinary biological products within the RPC. According to these measures, any enterprise that engages in the business operation of biological products for veterinary use shall obtain a Veterinary Drug Operation License. The business scope of the Veterinary Drug Operation License shall specifically state the categories of biological products for national compulsory immunity use, biological products not for national compulsory immunity use, and the name of the entrusted production enterprise of biological products for veterinary use.

As of the date of this prospectus, we have obtained the Veterinary Drug Operation License for all the PRC subsidiaries which are engaged in veterinary drug distribution business, except that (i) one Veterinary Drug Operation License we have obtained has expired due to the suspension of the approval process by the local authority due to a new wave of COVID-19 outbreaks in certain regions in China starting from the beginning of 2022, and (ii) some of our PRC subsidiaries that have changed their business names and/or business addresses have not renewed their Veterinary Drug Operation Licenses to reflect the up-to-date status. However, we cannot assure you that we can renew such licenses in a timely manner, or at all, in the future, or that we will be able to obtain such licenses in a timely and cost-effective manner, or at all, if we expand our veterinary drug distribution business in the future. See “Risk Factors—Risks Related to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business operation may have a material and adverse impact on our business and results of operations. Certain aspects of our business were or currently are not in full compliance with the regulatory requirements, including certain of our hospitals’ failure to obtain or renew the License for Animal Diagnosis and Treatment under their own names and many of our PRC entities’ failure to obtain the Radiation Safety License before using or selling radioisotopes and radiation-emitting devices, among other things.”

Regulations on Feeds and Feed Additives

The State Council promulgated the Administrative Regulations on Feed and Feed Additives on May 29, 1999, which was most recently amended on March 1, 2017. Pursuant to the Administrative Regulations on Feed and Feed Additives, the operators of feed and feed additives shall inspect product labels, product quality inspection certificates and the corresponding licensing documents when purchasing such products and no operator of feed or feed additives may unpack or repack any feed or feed additives, or reprocess or add any other substance into any feed or feed additives.

On April 27, 2018, the Ministry of Agriculture and Rural Affairs promulgated a series of announcements, including the Administrative Measures for Pet Feed, the Permit Conditions for Pet Feed Manufacturers, the Pet Feed Labeling Regulations, the Pet Feed Hygienic Regulations, the Requirements for Pet Compound Feed Production Licensing Application Materials and the Requirements for Pet Additive Premix Feed Production License Application Materials, which further set forth detailed provisions concerning the production, operation and usage of animal feed and feed additives.

According to the Administrative Measures for Pet Feed in 2018 and the Administrative Measures for the Production Licensing of Feed and Feed Additives amended on January 7, 2022, where a production enterprise of feed or feed additives entrusts another enterprise of feed or feed additives with the production, the entrusting enterprise may be required to obtain the Production License for Pet Feeds/Additives itself. However, in practice, it is unclear whether we are required to obtain such license. See “Risk Factors—Risks Related to Our Business and Industry—We outsource the manufacturing of our private label products. As a result, we may be subject to additional regulatory requirements, and our business, results of operations, financial conditions and reputation may be affected by issues relating to our manufacturers.”

Regulations on Value-added Telecommunications Services

On September 25, 2000, the State Council issued the Regulations on Telecommunications of the PRC, or the Telecommunications Regulations, as last amended on February 6, 2016, to regulate telecommunications activities in China. The Telecommunications Regulations divided the telecommunications services into two categories, namely “infrastructure telecommunications services” and “value-added telecommunications services.” Pursuant to the Telecommunications Regulations, operators of value-added telecommunications services, or VATS, must first obtain a Value-added Telecommunications Business Operating License, or VATS License, from the Ministry of Industry and Information Technology, or the MIIT, or its provincial level counterparts. On July 3, 2017, the MIIT promulgated the Administrative Measures on Telecommunications Business Permits, which set forth more specific provisions regarding the types of licenses required to operate VATS, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses.

The Classified Catalog of Telecommunications Services (2015 Version), or the 2016 MIIT Catalog, which took effect on March 1, 2016, and amended on June 6, 2019, identifies Internet information services and online data processing and transaction processing as sub-categories of VATS.

Foreign direct investment in telecommunications companies in China is regulated by the Administrative Provisions on Foreign-Invested Telecommunications Enterprises, or the FITE Regulation, which was issued by the State Council on December 11, 2001, last amended in April 2022 and became effective on May 1, 2022. The FITE Regulation stipulates that a foreign-invested telecommunications enterprise in the PRC, or the FITE, must be established as a sino-foreign equity joint venture for operations in the PRC. Under the FITE Regulation, subject to WTO-related agreements, the foreign party investing in a FITE engaging in VATS may hold up to 50% of the ultimate equity interests of the FITE. Furthermore, the foreign party investing in e-commerce business, as a type of value-added telecommunications services (falling in the sub-category of online data processing and transaction processing), has been allowed to hold up to 100% of the equity interests of the FITE based on the Circular of the Ministry of Industry and Information Technology on Removing the Restrictions on Shareholding Ratio Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating E-commerce) Business issued on June 19, 2015 and the Negative List.

In addition to the Telecommunications Regulations and the other regulations discussed above, the provision of commercial internet information services on mobile internet applications is regulated by the Administrative Provisions on Mobile Internet Applications Information Services, which was promulgated by Cyberspace Administration of China on June 28, 2016 and came into effect on August 1, 2016. The providers of mobile internet applications are subject to requirements under these provisions, including acquiring the qualifications and complying with other requirements provided by laws and regulations and being responsible for information security.

We are required to obtain a Value-added Telecommunications Business Operating License for online data processing and transaction processing services in order to operate our “Rvet” platform as an e-commerce platform. As of the date of this prospectus, we have obtained such license. We may also be required to apply for the Value-added Telecommunications Business Operating License (internet information services) issue by the MIIT for companies with foreign shareholders, to conduct our online pet-related services and online education services provided through the platforms “Rvet” and “Zhiyue”, because some of such services may be deemed as internet information services. See “Risk Factors—Risks Related to Our Business and Industry—Certain of our products and solutions in relation to online local services and online and offline continued education services may be subject to value-add telecommunications-related regulations, other internet-related regulations or education-related regulations, which are foreign prohibited or restricted areas, and future legislative or regulatory actions could adversely affect our business, results of operations and financial condition.”

Regulations on E-Commerce

On January 26, 2014, the State Administration for Industry and Commerce, or the SAIC (which is the predecessor of the SAMR) promulgated the Administrative Measures for Online Trading, or the Online Trading Measures, which became effective on March 15, 2014, to regulate all operating activities for product sales and services provision via the internet (including mobile internet). It stipulates the obligations of online products operators and services providers and certain special requirements applicable to third-party platform operators. Furthermore, the MOFCOM promulgated the Provisions on the Procedures for Formulating Transaction Rules of Third-Party Online Retail Platforms (Trial) on December 24, 2014, which became effective on April 1, 2015, to guide and regulate the formulation, revision and enforcement of transaction rules by online retail third-party platforms operators. These measures impose more stringent requirements and obligations on third-party platform operators. For example, third-party platform operators are obligated to make public and file their transaction rules with MOFCOM or their respective provincial counterparts, examine and register the legal status of each third-party merchant selling products or services on their platforms and display on a prominent location on a merchant’s webpage the information stated in the merchant’s business license or a link to its business license. Where third-party platform operators also conduct self-operation of products or services on the platform, these third-party platform operators must make a clear distinction between their online direct sales and sales of third-party merchant products on their third-party platforms to avoid misleading the consumers. On March 15, 2021, the SAMR promulgated the Measures for the Supervision and Administration of Online Transactions, which will come into effect on May 1, 2021 and replace the Online Trading Measures. These new measures provide more detailed requirements for the platform operators, such as clarifying the specific acts infringing consumers’ personal information in online transactions and the prohibited contents contained in the standard terms used by the operators.

On August 31, 2018, the SCNPC promulgated the E-Commerce Law of the PRC, or the E-Commerce Law, which became effective on January 1, 2019. The promulgation of the E-Commerce Law established the basic legal framework for the development of China’s E-Commerce business and clarified the obligations of the operators of e-commerce platforms and the possible legal consequences if operators of e-commerce platforms are found to be in violation of legally prescribed obligations. For example, pursuant to the E-Commerce Law, all e-commerce operators shall (i) register themselves as market subjects according to the law, except for individuals selling self-produced agricultural and sideline products or family handicrafts, applying their own skills in labor activities that are exempted from registration, or engaged in odd small-amount transaction activities that do not require any license under the law; (ii) fulfill their tax obligations and enjoy tax incentives in accordance with the law; (iii) always have information about its own business license, the administrative license issued for its business, and its status as a party that is not required to register itself as a market subject, or the link to a webpage with such information published in a prominent position on its homepage; (iv) bear the likely risks and responsibilities when commodities are in transit, except when consumers select separate express logistics service providers; and (i) provide clear notice to consumers for tie-in sales and shall not set tie-in commodities or services as the default option. Further, e-commerce operators that possess dominant market positions shall not abuse their market dominance to eliminate or restrict competition.

In addition, the E-commerce Law provides that platform operators shall (i) verify and register the identity, address, contact and administrative license of e-commerce operators applying to sell commodities or provide services on its platform, establish registration archives and have them verified and updated regularly; (ii) record and save information released on its platform about commodities and services and deals concluded for a period of three years (unless otherwise stipulated), and ensure the completeness, confidentiality and availability of such information; (iii) use noticeable labels to clearly identify any business that it conducts on its own platform. A platform operator shall not impose unreasonable restrictions over or add unjustified conditions to transactions concluded on its platform by e-commerce operators, nor shall a platform operator charge e-commerce operators on its platform any unreasonable fees.

Violation of the provisions of the E-Commerce Law may entail being ordered to make corrections within a prescribed period of time, confiscation of gains illegally obtained, fines, suspension of business, inclusion of such violations in the credit records and possible civil liabilities. If a platform operator knows, or should have known, that an e-commerce operator has conducted acts infringing on the legitimate rights and interests of consumers, but the platform operator fails to take any necessary measure, the platform operator shall be held jointly and severally liable with the e-commerce operator. Where a platform operator fails to examine the qualifications of the e-commerce operators on its platform or fails to protect the safety of its consumers in respect of goods or services that may affect the consumer’s health, the platform operator shall bear corresponding liability to the consumers. Where a platform operator fails to take necessary measures against violations of intellectual property rights by e-commerce operators on its platform, the relevant administrative departments of intellectual property may order the platform operator to make corrections within the required time limit; where it fails to make corrections within the required time limit, the platform operator may face administrative fines of up to RMB2,000,000.

Regulations on Private Education

On December 28, 2002, the SCNPC promulgated the Private Education Promotion Law of the PRC, which was last amended on December 29, 2018. Under the Private Education Promotion Law of the PRC, the private schools shall obtain a private school operation permit issued by relevant government and registered with relevant registration authorities.

On April 7, 2021, the State Council published the Revised Regulations on the Implementation of the Private Education Promotion Law of the PRC, or the Revised Implementation Regulations effective on September 1, 2021. The Revised Implementation Regulations stipulates that the institutions using internet technology to implement educational and teaching activities need to obtain the corresponding internet operating permit, and the private schools using internet technology to implement educational and teaching activities should acquire the private school operation permit.

Upon consultation with the local education authorities, we understand that the local education authorities have never issued a private school operation permit to an institution which provide offline continued veterinary education like us, and they have no detailed interpretations or implementations to determine whether we shall be subject to the above private schools related laws and regulations. Further, the Revised Implementation Regulations are newly issued and remains uncertain how it will be interpreted and implemented as to the regulatory requirements for an institution providing online education, including, among others, whether a private school operation permit is required. As such, we are not certain that our offline and online continued veterinary education services will be deemed as private schools under the PRC laws. As of the date of this prospectus, we have not received any notice from any local education authorities to request us to obtain the private school operation permit. However, because the PRC laws in this regard are evolving, we cannot guarantee the relevant PRC education authorities will continue to hold the abovementioned interpretation and implementation, or that no new rules will be promulgated to the contrary. We will continuously follow up with the regulatory trend and communicate with the relevant local authorities, and will apply for the private school operation permit as soon as it is specified that we are subject to the private school operation permit. For potential risks, see “Risk Factors—Risks Related to Our Business and Industry—Certain of our products and solutions in relation to online local services and online and offline continued education services may be subject to value-add telecommunications-related regulations, other internet-related regulations or education-related regulations, which are foreign prohibited or restricted areas, and future legislative or regulatory actions could adversely affect our business, results of operations and financial condition.”

Regulations on Educational Apps

On August 10, 2019, the Ministry of Education (“MOE”), jointly with certain other PRC government authorities, issued Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps, or the Opinions on Educational Apps, which require, among others, for mobile apps that provide services for school teaching, student learning and student life, and with education or learning as the main application scenarios, or the Educational Apps, be filed with competent provincial regulatory authorities for education before the end of 2019. The Opinions on Educational Apps also require, among others, that before such filing, the providers of Educational Apps shall have obtained ICP License or completed ICP License filing and obtained the certificate and grade evaluation report for graded protection of cybersecurity. On November 11, 2019, the MOE issued the Management Rules on Filing of Educational Mobile Apps, which supplement the filing requirements of the Educational Apps.

We operate Zhiyue, a mobile application containing various online courses and articles on pet care authored by Chinese and foreign experts. We have filed Zhiyue with the competent provincial regulatory authorities as an educational app.

Regulations on Online Transmission of Audio-Visual Programs, Internet Culture Activities, Online publishing and Production and Operation of Radio and Television Programs

To regulate the provision of audio-visual program services to the public via the internet, including through mobile networks, within the territory of the PRC, the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT (currently reformed into the National Press and Publication Administration (National Copyright Bureau)) and the MIIT jointly promulgated the Administrative Provisions on Internet Audio- Visual Program Service, or the Audio-Visual Program Provisions, which came into effect on January 31, 2008 and was last amended on August 28, 2015. Under the Audio-Visual Program Provisions, “online audio-visual program services” is defined as activities of producing, redacting and integrating audio-visual programs, providing them to the general public via internet, and providing service for other people to upload and transmit audio-visual programs, and providers of online audio-visual program services are required to obtain a License for Online Transmission of Audio-Visual Programs issued by the SAPPRFT, or complete certain registration procedures with the SAPPRFT. In general, providers of online audio-visual program services must be either state-owned or state-controlled entities, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program service determined by the SAPPRFT.

On February 17, 2011, the Ministry of Culture (currently reformed into the Ministry of Culture and Tourism of the PRC), or MOC, promulgated the Interim Administrative Provisions on Internet Culture, or the Internet Culture Provisions, which became effective on April 1, 2011 and was amended on December 15, 2017. The Internet Culture Provisions requires ICP services providers engaging in commercial “internet culture activities” to obtain the Internet Culture Operation License from the MOC or its provincial counterpart. “Internet cultural activities” is defined in the Internet Culture Provisions as an act of provision of internet culture products and related services, which includes (i) the production, duplication, importation, and broadcasting of internet cultural products; (ii) the online dissemination whereby cultural products are posted on the internet or transmitted via the internet to end-users, such as computers, fixed-line telephones, mobile phones, television sets and games machines, for online users’ browsing, use or downloading; and (iii) the exhibition and comparison of internet cultural products.

On February 4, 2016, the SAPPRFT and the MIIT jointly issued the Administrative Provisions on Online Publishing Services, or the Online Publishing Provisions, which came into effect on March 10, 2016. Under the Online Publishing Provisions, any entity providing online publishing services shall obtain an Online Publishing Services Permit. “Online publishing services” refer to the provision of online publications to the public through information networks; and “online publications” refer to digital works with publishing features such as having been edited, produced or processed and are available to the public through information networks, including: (i) written works, pictures, maps, games, cartoons, audio/video reading materials and other original digital works containing useful knowledge or ideas in the field of literature, art, science or other fields; (ii) digital works of which the content is identical to that of any published book, newspaper, periodical, audio/video product, electronic publication or the like; (iii) network literature databases or other digital works, derived from any of the aforesaid works by selection, arrangement, collection or other means; and (iv) other types of digital works as may be determined by the SAPPRFT.

The Administrative Measures on the Production and Operation of Radio and Television Programs, or the Radio and TV Programs Measures, promulgated by the SAPPRFT on July 19, 2004 and last amended on October 29, 2020 are applicable for establishing institutions that produce and distribute radio and television programs or for the production of radio and television programs like programs with a special topic, column programs, variety shows, animated cartoons, radio plays and television dramas and for activities like transactions and agency transactions of program copyrights. Pursuant to the Radio and TV Programs Measures, any entity that intends to produce or operate radio or television programs must first obtain the Production and Operation of Radio and TV Programs Permit from the SAPPRFT or its local branches.

We are not certain whether our operation of the online platforms, “Rvet” and “Zhiyue”, shall be subject to the above regulations. As such, we currently do not hold any of the License for the Online Transmission of Audio-Visual Programs, the Internet Culture Operation License, the Online Publishing Service Permit Production or the Operation of Radio and TV Programs Permit. However, it is possible that the PRC government finds that our activities, such as production and provision of videos, articles, pictures and other products on the online platforms of “Rvet” or “Zhiyue” or any other content offered by us, fall within any of the above definitions and thus requires us to obtain the relevant license. We may, however, not be able to obtain such license in a timely manner or at all, because online transmission of audio-visual programs, internet culture activities, online publishing and production and operation of radio and TV programs are foreign prohibited. In particular, we are not eligible to apply for the Online Transmission of Audio-Visual Programs since we are not a state-owned or state-controlled entity. See “Risk Factors—Risks Related to Our Business and Industry—Certain of our products and solutions in relation to online local services and online and offline continued education services may be subject to value-add telecommunications-related regulations, other internet-related regulations or education-related regulations, which are foreign prohibited or restricted areas, and future legislative or regulatory actions could adversely affect our business, results of operations and financial condition.”

Regulations on Cyber Security and Privacy

The PRC Constitution states that the PRC laws protect the freedom and privacy of communications of citizens and prohibit infringement of such rights. PRC government authorities have enacted laws and regulations with respect to internet information security and protection of personal information from any abuse or unauthorized disclosure, and which includes the Decision of the Standing Committee of the National People’s Congress on Internet Security Protection enacted and amended by the SCNPC on December 28, 2000 and August 27, 2009, respectively, the Provisions on the Technical Measures for Internet Security Protection issued by the Ministry of Public Security on January 13, 2006 and took effect on March 1, 2006, the Decision of the Standing Committee of the National People’s Congress on Strengthening Network Information Protection promulgated by the SCNPC on December 28, 2012, the Several Provisions on Regulating the Market Order of Internet Information Services promulgated by the MIIT on December 29, 2011, and the Provisions on Protection of Personal Information of Telecommunication and Internet Users released by the MIIT on July 16, 2013. Internet information in China is regulated and restricted from a national security standpoint.

The Provisions on Protection of Personal Information of Telecommunication and Internet Users regulate the collection and use of users’ personal information in the provision of telecommunications services and Internet information services in the PRC. Telecommunication business operators and Internet service providers are required to institute and disclose their own rules for the collecting and use of users’ information. Telecommunication business operators and Internet service providers must specify the purposes, manners and scopes of information collection and uses, obtain consent of the relevant citizens, and keep the collected personal information confidential. Telecommunication business operators and Internet service providers are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with, collected personal information. Telecommunication business operators and Internet service providers are required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Once users terminate the use of telecommunications services or Internet information services, telecommunications business operators and Internet information service providers shall stop the collection and use of the personal information of users and provide the users with services for deregistering their account numbers.

The Provisions on Protecting Personal Information of Telecommunication and Internet Users further define the personal information of user to include user name, birth date, identification number, address, phone number, account number, passcode, and other information that may be used to identify the user independently or in combination with other information and the timing, places, etc. of the use of services by the users. Furthermore, according to the Interpretations on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information, or the Interpretations, issued by the Supreme People’s Court and the Supreme People’s Procuratorate on May 8, 2017 and took effect on June 1, 2017, personal information means various information recorded electronically or through other manners, which may be used to identify individuals or activities of individuals, including but not limited to the name, identification number, contact information, address, user account number and passcode, property ownership and whereabouts.

On November 1, 2015, the Ninth Amendment to the Criminal Law of the People’s Republic of China issued by the SCNPC became effective, pursuant to which, any internet service provider that fails to comply with obligations related to internet information security administration as required by applicable laws and refuses to rectify upon order shall be subject to be punished by imprisonment for a term not exceeding three years, detention or control, and fine for (i) any large-scale dissemination of illegal information; (ii) any severe consequences due to the leakage of the user information; (iii) any serious loss of criminal evidence; or (iv) other severe circumstances. Furthermore, any individual or entity that (i) sells or distributes personal information in a manner which violates relevant regulations, or (ii) steals or illegally obtain any personal information is subject to criminal penalty in severe circumstances.

On June 1, 2017, the Cyber Security Law of the PRC, or the Cyber Security Law, promulgated by SCNPC took effect, which is formulated to maintain the network security, safeguard the cyberspace sovereignty, national security and public interests, protect the lawful rights and interests of citizens, legal persons and other organizations, and requires that a network operator, which includes, among others, internet information services providers, take technical measures and other necessary measures to safeguard the safe and stable operation of the networks, effectively respond to the network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. The Cyber Security Law reaffirms the basic principles and requirements set forth in other existing laws and regulations on personal information protections and strengthens the obligations and requirements of internet service providers, which include but are not limited to: (i) keeping all user information collected strictly confidential and setting up a comprehensive user information protection system; (ii) abiding by the principles of legality, rationality and necessity in the collection and use of user information and disclosure of the rules, purposes, methods and scopes of collection and use of user information; and (iii) protecting users’ personal information from being leaked, tampered with, destroyed or provided to third parties. Any violation of the provisions and requirements under the Cyber Security Law and other related regulations and rules may result in administrative liabilities such as warnings, fines, confiscation of illegal gains, revocation of licenses, suspension of business, and shutting down of websites, or, in severe cases, criminal liabilities.

On June 10, 2021, the Standing Committee of the National People’s Congress of China promulgated the Data Security Law, which became effective in September 2021. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data shall designate the personnel and the management body responsible for data security, carry out risk assessments for its data processing activities and file the risk assessment reports with the competent authorities. In addition, the Data Security Law provides a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information. As the Data Security Law was recently promulgated and has not yet taken effect, we may be required to make further adjustments to our business practices to comply with this law.

On July 30, 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of the important industry or field such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, or Protection Departments, shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators.

On November 14, 2021, the CAC issued the Administrative Regulations of Cyber Data Security (Draft for Comments), or the Draft Cyber Data Security Regulations, which provide that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; (iv) other data processing activities that affect or may affect national security.

December 28, 2021, the CAC, the NDRC, the MIIT, the Ministry of Public Security, the Ministry of National Security, the Ministry of Finance, the MOFCOM, the People’s Bank of China, the SAMR, the NRTA, the CSRC, the National Administration of State Secrets Protection and the State Cryptography Administration jointly released the Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, network platform operators with personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before going to list abroad. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or the risk of a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public, and cyber information security risk. See “Risk Factors—Risks Related to Doing Business in China—Any failure to comply with the various applicable laws and regulations related to data security, cybersecurity and personal information and privacy protection could affect our offshore listing and lead to liabilities, penalties or other regulatory actions, which could have a material and adverse effect on our business, financial condition and results of operations.”

With respect to the security of information collected and used by mobile apps, pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, which was issued by the Cyberspace Administration of China, the MIIT, the Ministry of Public Security, and the State Administration for Market Regulation on January 23, 2019, app operators shall collect and use personal information in compliance with the Cyber Security Law and shall be responsible for the security of personal information obtained from users and take effective measures to strengthen personal information protection. Furthermore, app operators shall not force their users to make authorization by means of default settings, bundling, suspending installation or use of the app or other similar means and shall not collect personal information in violation of laws, regulations or breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of Apps Infringing upon User’s Personal Rights and Interests, which was issued by MIIT on October 31, 2019. On November 28, 2019, the Cyberspace Administration of China, the MIIT, the Ministry of Public Security and the State Administration for Market Regulation jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information. This regulation further illustrates certain commonly seen illegal practices of app operators in terms of personal information protection and specifies acts of app operators that will be considered as “collection and use of personal information without users’ consent”.

On May 28, 2020, the National People’s Congress adopted the Civil Code, which came into effect on January 1, 2021. Pursuant to the Civil Code, the personal information of a natural person shall be protected by the law. Any organization or individual shall legally obtain such personal information of others when necessary and ensure the safety of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase or sell, provide or disclose personal information of others.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and became effective on November 1, 2021. The Personal Information Protection Law applies to personal information processing activities within China, as well as certain personal information processing activities outside China, including those for provision of products and services to natural persons within China or for analyzing and assessing acts of natural persons within China. The Personal Information Protection Law provides the circumstances under which a personal information processor could process personal information, which include but not limited to, where the consent of the individual concerned is obtained and where it is necessary for the conclusion or performance of a contract to which the individual is a contractual party. It also stipulates certain specific rules with respect to the obligations of a personal information processor, such as to inform the purpose, the method of processing, the type of personal information processed and retention period to the individuals, and the obligation of the third party who has access to the personal information by way of co-processing or delegation etc. Processors processing personal information exceeding the threshold to be set by the relevant authorities and operators of key information infrastructure are required to store, within the territory of the PRC, the personal information collected and produced within the PRC. Furthermore, the Personal Information Protection Law also provides for the rights of natural persons whose personal information is processed, and takes special care of the personal information of children under 14 and sensitive personal information.

The recommended national standard, Information Security Technology Personal Information Security Specification, puts forward specific refinement requirements on the collection, preservation, use and commission processing, sharing, transfer, public disclosure, etc. Although it is not mandatory, in the absence of clear implementation rules and standards for the law on Cyber security and other personal information protection, it will be used as the basis for judging and making determinations.

As of the date of this prospectus, we have established policies and other documentation for the collection, processing, sharing, disclosure authorization and other aspects of data use and privacy and taken necessary measures to comply with all applicable currently-effective laws and regulations regarding cybersecurity, information security, privacy and data protection. As of the date of this prospectus, we believe that we have complied with the applicable currently-effective laws and regulations in all material aspects. However, we cannot guarantee the effectiveness of these policies and measures undertaken by us, our employees, vendors or other business partners. We may be from time to time required to rectify or further improve our measures regarding cybersecurity, information security, privacy and data protection. See “Risk Factors—Risks Related to Our Business and Industry—Our business generates and processes a large amount of data, and we are required to comply with PRC laws relating to cybersecurity, information security, privacy and data protection and other related laws and requirements. The improper use or disclosure of data could have a material and adverse effect on our business and prospects” and “Risk Factors—Risks Related to Doing Business in China—Any failure to comply with the various applicable laws and regulations related to data security, cybersecurity and personal information and privacy protection could affect our offshore listing and lead to liabilities, penalties or other regulatory actions, which could have a material and adverse effect on our business, financial condition and results of operations.”

Regulations on Product Quality

According to the Product Quality Law of the PRC, which was effective as from September 1, 1993 and last amended by the SCNPC on December 29, 2018, products for sale must satisfy relevant safety standards and sellers shall adopt measures to maintain the quality of products for sale. Sellers may not mix impurities or imitations into products, or pass counterfeit goods off as genuine ones, or defective products as good ones or substandard products as standard ones. For sellers, any violation of state or industrial standards for health and safety or other requirements may result in civil liabilities and administrative penalties, such as compensation for damages, fines, confiscation of products illegally manufactured or sold and the proceeds from the sales of such products illegally manufactured or sold and even revoking business license; in addition, severe violations may subject the responsible individual or enterprise to criminal liabilities.

Pursuant to the Civil Code of the PRC, which became effective on January 1, 2021, the infringed party may claim for compensation from the manufacturer or the seller of the relevant product in which the defects have caused damage. Where the product defects are caused by the producers, the sellers shall have the right to recover the same from the producers after paying compensation. If the products are defective due to the fault of the seller, the producer may, after paying compensation, claim the same from the seller.

Regulations on Consumer Protection

According to the Consumers Rights and Interests Protection Law of the PRC, or the Consumers Rights and Interests Protection Law, which became effective on January 1, 1994 and was last amended by the SCNPC on October 25, 2013 respectively, business operators should guarantee that the products and services they provide satisfy the requirements for personal or property safety, and provide consumers with authentic information about the quality, function, usage and term of validity of the products or services. The consumers whose interests have been damaged due to the products or services that they purchase or accept on the internet trading platforms may claim damages to sellers or service providers. Where the operators of the online trading platforms are unable to provide the real names, addresses and valid contact details of the sellers or service providers, the consumers may also claim damages to the operators of the online trading platforms. Operators of online trading platforms that clearly knew or should have known that sellers or service providers use their platforms to infringe upon the legitimate rights and interests of consumers but fail to take necessary measures must bear joint and several liabilities with the sellers or service providers. Moreover, if business operators deceive consumers or knowingly sell substandard or defective products, they should not only compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services.

On January 6, 2017, the SAIC issued the Interim Measures for Seven-day Unconditional Return of Online Purchased Goods, which became effective on March 15, 2017 and was amended by the SAMR on October 23, 2020, further clarifying the scope of consumers’ rights to make returns without a reason, including exceptions, return procedures and online trading platform operators’ responsibility to formulate seven-day unconditional return rules and related consumer protection systems, and supervise the merchants for compliance with these rules.

Regulations on Pricing

In China, the prices of a small number of products and services are guided or fixed by the government. According to the Pricing Law of the People’s Republic of China, or the Pricing Law, promulgated by the SCNPC on December 29, 1997 and became effective on May 1, 1998, business operators must, as required by the government departments in charge of pricing, mark the prices explicitly and indicate the name, origin of production, specifications and other related particulars clearly. Business operators may not sell products at a premium or charge any fees that are not explicitly indicated. Business operators must not commit the specified unlawful pricing activities, such as colluding with others to manipulate the market price, using false or misleading prices to deceive consumers to transact, or conducting price discrimination against other business operators. Failure to comply with the Pricing Law may subject business operators to administrative sanctions such as warning, ceasing unlawful activities, compensation, confiscating illegal gains and fines. The business operators may be ordered to suspend business for rectification or have their business licenses revoked under severe circumstances.

Regulations on Advertising

In 1994, the SCNPC promulgated the Advertising Law of the PRC, or the Advertising Law, which was recently revised on April 29, 2021 and became effective on the same date. The Advertising Law regulates commercial advertising activities in the PRC and sets out the obligations of advertisers, advertising operators, advertising publishers and advertisement endorser, and prohibits any advertisement from containing any obscenity, pornography, gambling, superstition, terrorism or violence-related content. Any advertiser in violation of such requirements on advertisement content will be ordered to cease publishing such advertisements and imposed a fine, the business license of such advertiser may be revoked, and the relevant authorities may revoke the approval document for advertisement examination and refuse to accept applications submitted by such advertiser for one year. In addition, any advertising operator or advertising publisher in violation of such requirements will be imposed a fine, and the advertisement fee received will be confiscated; in severe circumstances, the business license of such advertising operator or advertising publisher may be revoked.

The Interim Measures for the Administration of Internet Advertising, or the Internet Advertising Measures, regulating the internet-based advertising activities were adopted by the SAIC on July 4, 2016 and became effective on September 1, 2016. According to the Internet Advertising Measures, internet advertisers are responsible for the authenticity of the advertisements content and all online advertisements must be marked “Advertisement” so that viewers can easily identify them as such. Publishing and circulating advertisements through the Internet shall not affect the normal use of the Internet by users. It is not allowed to induce users to click on the content of advertisements by any fraudulent means, or to attach advertisements or advertising links in the emails without permission.

Regulations on Foreign Trade and Customs

Pursuant to the Foreign Trade Law of the PRC which was promulgated by the SCNPC on May 12, 1994 and most recently amended on November 7, 2016 and the Measures for the Record and Registration of Foreign Trade Operators which was promulgated by the MOFCOM on June 25, 2004 and most recently amended on May 10, 2021, foreign traders engaging in import and export of goods or technology shall complete the filing and registration with the MOFCOM or its delegated agencies. Where a foreign trade operator fails to complete the filing and registration, the customs will refuse to handle customs declaration and the clearance of goods imported or exported by the operator.

Pursuant to the Customs Law of the PRC promulgated by the SCNPC on January 22, 1987 and most recently amended on April 29, 2021, unless otherwise stipulated, the declaration of import and export goods may be made by consignees and consignors themselves, and such formalities may also be completed by their entrusted customs brokers. The consignees and consignors for import or export of goods and the customs brokers engaged in customs declaration shall file with the Customs in accordance with the laws.

Pursuant to the Administrative Provisions of the Customs of the PRC on the Record-filing of Customs Declaration Entities promulgated by the General Administration of Customs on November 19, 2021, which became effective on January 1, 2022, provides the detailed record-filing requirements for the consignor or consignee of imported and exported goods and the custom brokers who shall make such record-filings.

Regulations on Environment Protection

Pursuant to the Environmental Protection Law of the PRC promulgated by the Standing Committee of the NPC, in December 1989, amended in April 2014 and effective in January 2015, any entity which discharges or will discharge pollutants during its course of operations or other activities must implement effective environmental protection safeguards and procedures to control and properly treat waste gas, waste water, waste residue, dust, malodorous gases, radioactive substances, noise vibrations, electromagnetic radiation and other hazards produced during such activities. According to the provisions of the Environmental Protection Law, in addition to other relevant laws and regulations of the PRC, the Ministry of Environmental Protection and its local counterparts take charge of administering and supervising said environmental protection matters.

Pursuant to the Environmental Protection Law, the environmental impact statement on any construction project must assess the pollution that the project is likely to produce and its impact on the environment, and stipulate preventive and curative measures; the statement shall be submitted to competent administrative department of environmental protection for approval. Installations for the prevention and control of pollution in construction projects must be designed, built and commissioned together with the principal part of the project.

Pursuant to the Law of the People’s Republic of China on Environment Impact Assessment, which was promulgated in October 2002 and most recently amended in December 2018, the State implements a classification-based management on the environmental impact assessment of construction projects according to the impact of the construction projects on the environment. Construction units shall prepare an Environmental Impact Report or an Environmental Impact Statement, or fill out the Environmental Impact Registration Form.

Pursuant to the Regulations on Urban Drainage and Sewage Disposal, which came into effect in January 2014, and the Measures for the Administration of Permits for the Discharge of Urban Sewage into the Drainage Network, which came into effect in March 2015, drainage entities covered by urban drainage facilities shall discharge sewage into urban drainage facilities in accordance with the relevant provisions of the state. Where a drainage entity needs to discharge sewage into urban drainage facilities, it shall apply for a drainage license in accordance with the provisions of these Measures. The drainage entity that has not obtained the drainage license shall not discharge sewage into urban drainage facilities.

The Regulations on the Management of Medical Waste promulgated by the State Council on June 16, 2003 and further amended on January 8, 2011, and the Implementation Measures for the Management of Medical Waste of Medical and Health Institutions, promulgated on October 15, 2003, stipulate that healthcare institutions must categorize the medical waste in accordance with the Classified Catalogue of Medical Waste for management purpose and timely deliver medical waste to a medical waste disposal entity approved by the environmental protection administrative department at or above the county level for centralized disposal.

According to the Regulations on the Safety and Protection of Radioisotopes and Radiation Devices, which were promulgated by the State Council on September 14, 2005 and last revised on March 2, 2019, and the Measures for Administration of the safety Licensing of Radioactive Isotopes and Radioactive Equipment, which were promulgated by Ministry of Environmental Protection on January 18, 2006 and last revised on January 4, 2021, stipulate that any entity engaging in the production, sale or use of radioisotopes or radiation devices of different categories shall obtain a Radiation Safety License. If any entity is engaged in the production, sale or use of radioisotopes or radiation devices without a Radiation Safety License, the relevant department of ecology and environment at or above the county level may order such entity to stop the violation and take corrective measures within a prescribed time limit. If the entity fails to take any corrective actions within the prescribed time limit, the entity may be ordered to suspend production or business operation, or subject to fines.

As of the date of this prospectus, we have not followed all the legal requirements on environment protection. See “Risk Factors—Risks Related to Our Business and Industry—If we fail to comply with environmental, fire protection, drainage or health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material and adverse effect on the success of our business” and “Risk Factors—Risks Related to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business operation may have a material and adverse impact on our business and results of operations. Certain aspects of our business were or currently are not in full compliance with the regulatory requirements, including certain of our hospitals’ failure to obtain or renew the License for Animal Diagnosis and Treatment under their own names and many of our PRC entities’ failure to obtain the Radiation Safety License before using or selling radioisotopes and radiation-emitting devices, among other things”.

Regulations on Fire Protection

The Fire Prevention Law of the PRC, or the Fire Prevention Law, was adopted in April 1998 and last amended in April, 2021. The Fire Prevention Law provides that fire control design and construction of a construction project shall comply with the State’s fire control technical standards. Developers, designers, builders and project supervisors shall be responsible for the quality of the fire control design and construction of the construction project pursuant to the law. Development project fire safety design examinations and acceptance systems shall be implemented for development projects which are required to have fire safety design in accordance with the national fire protection technical standards.

According to the Eight Measures for the Public Security Fire Department to Deepen Reform and Serve Economic and Social Development promulgated by the Ministry of Public Security of the PRC in August 2015, the fire protection design and completion acceptance fire protection record of construction projects with an investment of less than RMB300,000 or a building area of less than 300 square meters (or below the limit set by the housing and urban construction department of the provincial people’s government) was no longer required.

As of the date of this prospectus, we have not fulfilled all the legal requirements on fire protection. See “Risk Factors—Risks Related to Our Business and Industry—If we fail to comply with environmental, fire protection, drainage or health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material and adverse effect on the success of our business” and “Risk Factors—Risks Related to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business operation may have a material and adverse impact on our business and results of operations. Certain aspects of our business were or currently are not in full compliance with the regulatory requirements, including certain of our hospitals’ failure to obtain or renew the License for Animal Diagnosis and Treatment under their own names and many of our PRC entities’ failure to obtain the Radiation Safety License before using or selling radioisotopes and radiation-emitting devices, among other things”.

Regulations on leasing

Pursuant to the Law on Administration of Urban Real Estate which took effect in January 1995 with the latest amendment effective on January 1, 2020, lessors and lessees are required to enter into a written lease contract, containing such provisions as the term of the lease, the use of the premises, rental price, liability for repair, and other rights and obligations of both parties. lessors and lessees are also required to file for registration and record the lease contract with the real estate administration department. Pursuant to implementing rules stipulated by certain provinces or cities, if the lessor and lessee fail to go through the registration procedures, both lessor and lessee may be subject to fines. According to the Civil Code, the lessee may sublease the leased premises to a third party, subject to the consent of the lessor. Where the lessee subleases the premises, the lease contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the lease contract if the lessee subleases the premises without the consent of the lessor. In addition, if the ownership of the leased premises changes during the lessee’s possession in accordance with the terms of the lease contract, the validity of the lease contract shall not be affected. Pursuant to the Civil Code, if the mortgaged property has been leased and transferred for occupation prior to the establishment of the mortgage right, the original tenancy shall not be affected by such mortgage right.

Regulations on Intellectual Property

China has adopted comprehensive legislation governing intellectual property rights, including copyrights, trademarks, patents and domain names. China is a signatory to the primary international conventions on intellectual property rights and has been a member of the Agreement on Trade Related Aspects of Intellectual Property Rights since its accession to the World Trade Organization on December 11, 2001.

Copyright

On September 7, 1990, the SCNPC promulgated the Copyright Law of the People’s Republic of China, or the Copyright Law, effective on June 1, 1991, last amended on November 11, 2020 and became effective on June 1, 2021. The Copyright Law extends copyright protection to internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the Copyright Protection Center of China. According to the Copyright Law, Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. An infringer of the copyrights shall be subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners and compensating the loss of copyright owner. Infringers of copyright may also subject to fines and/or administrative or criminal liabilities in severe situations.

In order to further implement the Regulations on Computer Software Protection, promulgated by the State Council on December 20, 2001 and last amended on January 30, 2013, the National Copyright Administration issued the Measures for the Registration of Computer Software Copyright on February 20, 2002, which specify detailed procedures and requirements with respect to the registration of software copyrights.

Trademark

According to the Trademark Law of the People’s Republic of China promulgated by the SCNPC on August 23, 1982, and last amended on April 23, 2019, the Trademark Office of the SAIC is responsible for the registration and administration of trademarks in China. The SAIC under the State Council has established a Trademark Review and Adjudication Board for resolving trademark disputes. Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within twelve months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years. On April 29, 2014, the State Council issued the revised the Implementing Regulations of the Trademark Law of the People’s Republic of China, which specified the requirements of applying for trademark registration and renewal.

Patent

According to the Patent Law of the People’s Republic of China, or the Patent Law, promulgated by the SCNPC on March 12, 1984, last amended on October 17, 2020 and became effective on June 1, 2021, and the Implementation Rules of the Patent Law of the People’s Republic of China, or the Implementation Rules of the Patent Law, promulgated by the State Council on December 21, 1992 and most recently revised on January 9, 2010, the patent administrative department under the State Council is responsible for the administration of patent-related work nationwide and the patent administration departments of provincial or autonomous regions or municipal governments are responsible for administering patents within their respective administrative areas. The Patent Law and Implementation Rules of the Patent Law provide for three types of patents, namely “inventions”, “utility models” and “designs”. Invention patents are valid for twenty years, utility model patents are valid for ten years, and design patents are valid for 15 years, each from the date of application. The Chinese patent system adopts a “first come, first file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. An invention or a utility model must possess novelty, inventiveness and practical applicability to be patentable. Third Parties must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the unauthorized use constitutes an infringement on the patent rights.

Domain Names

Domain names are protected under the Administrative Measures on the Internet Domain Names, which was promulgated by the MIIT in August 2017, and the Implementing Rules on Registration of National Top-level Domain Names, which was promulgated by China Internet Network Information Center and came into effect in June 2019. The MIIT is the main regulatory body responsible for the administration of PRC internet domain names. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and the applicants become domain name holders upon successful registration.

Regulations on Foreign Exchange

The principal regulations governing foreign currency exchange in China are the Administrative Regulations on Foreign Exchange of the PRC, or the Foreign Exchange Administrative Regulation, which were promulgated by the State Council on January 29, 1996, became effective on April 1, 1996 and was subsequently amended on January 14, 1997 and August 5, 2008 and the Administrative Regulations on Foreign Exchange Settlement, Sales and Payment which was promulgated by the People’s Bank of China, or the PBOC, on June 20, 1996 and became effective on July 1, 1996. Under these regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from State Foreign Exchange Administration of the People’s Republic of China, or the SAFE, by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital account items such as the repayment of foreign currency denominated loans, direct investment overseas and investments in securities or derivative products outside of the PRC. FIEs are permitted to convert their after tax dividends into foreign exchange and to remit such foreign exchange out of their foreign exchange bank accounts in the PRC.

On March 30, 2015, SAFE promulgated the Notice on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or the SAFE Circular 19, which took effect on June 1, 2015 and was amended in December 2019. According to SAFE Circular 19, the foreign currency capital contribution to an FIE in its capital account may be converted into RMB on a discretional basis.

On June 9, 2016, the SAFE promulgated the Circular on Reforming and Regulating Policies on the Management of the Settlement of Foreign Exchange of Capital Accounts, or the SAFE Circular 16. The SAFE Circular 16 unifies the discretional foreign exchange settlement for all the domestic institutions. The Discretional Foreign Exchange Settlement refers to the foreign exchange capital in the capital account which has been confirmed by the relevant policies subject to the discretional foreign exchange settlement (including foreign exchange capital, foreign loans and funds remitted from the proceeds from the overseas listing) can be settled at the banks based on the actual operational needs of the domestic institutions. The proportion of Discretional Foreign Exchange Settlement of the foreign exchange capital is temporarily determined as 100%. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties in accordance with the Foreign Exchange Administrative Regulation and relevant provisions.

Furthermore, SAFE Circular 16 stipulates that the use of foreign exchange incomes of capital accounts by FIEs shall follow the principles of authenticity and self-use within the business scope of the enterprises. The foreign exchange incomes of capital accounts and capital in RMB obtained by the FIE from foreign exchange settlement shall not be used for the following purposes: (i) directly or indirectly used for the payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or financial schemes other than bank guaranteed products unless otherwise provided by relevant laws and regulations; (iii) used for granting loans to non-affiliated enterprises, unless otherwise permitted by its business scope; and (iv) used for the construction or purchase of real estate that is not for self-use (except for the real estate enterprises).

On October 23, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28. The SAFE Circular 28 stipulates that non-investment FIEs may use capital to carry out domestic equity investment in accordance with the law under the premise of not violating the Negative list and the projects invested are true and in compliance with laws and regulations.

According to the Circular of SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business (the “SAFE Circular 8”) promulgated and effective on April 10, 2020 by the SAFE, the reform of facilitating the payments of incomes under the capital accounts shall be promoted nationwide. Under the prerequisite of ensuring true and compliant use of funds and compliance and complying with the prevailing administrative provisions on use of income from capital projects, enterprises which satisfy the criteria are allowed to use income under the capital account, such as capital funds, foreign debt and overseas listing, etc., for domestic payment, without the need to provide proof materials for veracity to the bank beforehand for each transaction.

Foreign Debts

A loan made by foreign investors as shareholders in a foreign-invested enterprise is considered to be foreign debt in the PRC and is regulated by various laws and regulations, including the Foreign Exchange Administrative Regulation, the Interim Provisions on the Management of Foreign Debts promulgated by SAFE, the NDRC and the Ministry of Finance, or the MOF, and took effect on March 1, 2003 and the Administrative Measures for Registration of Foreign Debts promulgated by SAFE on April 28, 2013 and amended by the Notice of the SAFE on Abolishing and Amending the Normative Documents Related to the Reform of the Registered Capital Registration System on May 4, 2015. Under these rules, a shareholder loan in the form of foreign debt made to a Chinese entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branch. The SAFE Circular 28 provides that a non-financial enterprise in the pilot areas may register the permitted amounts of foreign debts, which is as twice of the non-financial enterprise’s net assets, at the local foreign exchange bureau. Such non-financial enterprise may borrow foreign debts within the permitted amounts and directly handle the relevant procedures in banks without registration of each foreign debt. However, the non-financial enterprise shall report its international income and expenditure regularly.

As we are an offshore holding company conducting our operations in China through our PRC subsidiaries, any loans to our PRC subsidiaries are subject to PRC regulations and foreign exchange loan registrations. See “Risk Factors—Risks Related to Doing Business in the PRC—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Offshore Special Purpose Companies Held by PRC Residents

SAFE promulgated Notice on Issues Relating to Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or the SAFE Circular 37, on July 4, 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and term of operation), capital increase or capital reduction, transfers or exchanges of shares, or mergers or divisions. SAFE Circular 37 was issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purposes Vehicles.

SAFE further enacted the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment, or the SAFE Circular 13, which allows PRC residents or entities to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. However, remedial registration applications made by PRC residents that previously failed to comply with the SAFE Circular 37 continue to fall under the jurisdiction of the relevant local branch of SAFE. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary.

On January 26, 2017, SAFE issued the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control, or the SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

We may not at all times be fully informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurance that these PRC residents will comply with our request to make or obtain any applicable registrations or continuously comply with all requirements under SAFE Circular 37 or other related rules. See “Risk Factors—Risks Related to Doing Business in the PRC—PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.”

Stock Incentive Plans

According to the Notice of the State Administration of Foreign Exchange on Issues Relating to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or the Share Option Rules, which was issued on February 15, 2012 and other regulations, directors, supervisors, senior management and other employees participating in any share incentive plan of an overseas publicly-listed company who are PRC citizens or non-PRC citizens residing in China for a continuous period of not less than one year, subject to certain exceptions, are required to register with the SAFE. All such participants need to authorize a qualified PRC agent, such as a PRC subsidiary of the overseas publicly-listed company to register with the SAFE and handle foreign exchange matters such as opening accounts, transferring and settlement of the relevant proceeds. The Share Incentive Rules further require an offshore agent to be designated to handle matters in connection with the exercise of share options and sales of proceeds for the participants of the share incentive plans. Failure to complete the said SAFE registrations may subject us, our participating directors, supervisors, senior management and other employees to fines and legal sanctions.

We adopted the 2021 plan for the purpose of granting share-based compensation awards to employees, directors, and consultants to incentivize their performance and align their interests with ours. As of the date of this prospectus, options to purchase 185,390,700 ordinary shares and RMB30.0 million worth of ordinary shares based on the per share exercise price as specified in the award agreement have been granted under the 2021 Plan. For potential risks, see “Risk Factors—Risks Related to Doing Business in the PRC—Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

Regulations on Outbound Direct Investment

On December 26, 2017, the NDRC promulgated the Administrative Measures on Overseas Investments of Enterprises, or NDRC Order No. 11, which took effect on March 1, 2018. According to NDRC Order No. 11, non-sensitive overseas investment projects are required to make record filings with the NDRC or its local branch. On September 6, 2014, MOFCOM promulgated the Administrative Measures on Overseas Investments, which took effect on October 6, 2014. According to such regulation, overseas investments of PRC enterprises that involve non-sensitive countries and regions and non-sensitive industries must make record filings with the MOFCOM or its local branch. The Notice of the State Administration of Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment was issued by SAFE on November 19, 2012 and last amended on December 30, 2019, under which PRC enterprises must register for overseas direct investment with local banks. The shareholders or beneficial owners who are PRC entities are required to be in compliance with the related overseas investment regulations. If they fail to complete the filings or registrations required by overseas direct investment regulations, the relevant authority may order them to suspend or cease the implementation of such investment and make corrections within a specified time.

Regulations on Dividend Distributions

The principal regulations governing distribution of dividends of foreign-invested enterprise, or the FIE, include the PRC Company Law. Under these regulations, FIEs in China may pay dividends only out of their accumulated profits, if any, determined in accordance with the PRC accounting standards and regulations. In addition, FIEs in the PRC are required to allocate at least 10% of their accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends.

Regulations on Taxation

Income tax

According to the Enterprise Income Tax Law of the PRC, or the EIT Law, which was promulgated on March 16, 2007, became effective as from January 1, 2008 and amended on February 24, 2017 and December 29, 2018, an enterprise established outside the PRC with de facto management bodies within the PRC is considered a resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The Implementing Rules of the Enterprise Income Law of the People’s Republic of China, or the Implementing Rules of the EIT Law, defines a de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. Non-PRC resident enterprises without any branches in the PRC pay an enterprise income tax in connection with their income originating from the PRC at the tax rate of 10%.

Enterprises that are recognized as high and new technology enterprises in accordance with the Administrative Measures for the Determination of High and New Tech Enterprises issued by the Ministry of Science, the Ministry of Finance and the SAT are entitled to enjoy a preferential enterprise income tax rate of approximately 15%. Under which the validity period of the high and new technology enterprise qualification shall be three years from the date of issuance of the certificate. An enterprise can re-apply for such recognition as a high and new technology enterprise before or after the previous certificate expires.

On February 3, 2015, the SAT issued the Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Transfer of Assets by Non-Resident Enterprises, or the SAT Circular 7. The SAT Circular 7 repeals certain provisions in the Notice of the State Administration of Taxation on Strengthening the Administration of Enterprise Income Tax on Income from Equity Transfer by Non-Resident Enterprises, or the SAT Circular 698, issued by SAT on December 10, 2009 and the Announcement on Several Issues Relating to the Administration of Income Tax on Non-resident Enterprises issued by SAT on March 28, 2011 and clarifies certain provisions in the SAT Circular 698. The SAT Circular 7 provides comprehensive guidelines relating to, and heightening the Chinese tax authorities’ scrutiny on, indirect transfers by a non-resident enterprise of assets (including assets of organizations and premises in PRC, immovable property in the PRC, equity investments in PRC resident enterprises) or the PRC Taxable Assets. For instance, when a non-resident enterprise transfers equity interests in an overseas holding company that directly or indirectly holds certain PRC Taxable Assets and if the transfer is believed by the Chinese tax authorities to have no reasonable commercial purpose other than to evade enterprise income tax, the SAT Circular 7 allows the Chinese tax authorities to reclassify the indirect transfer of PRC Taxable Assets into a direct transfer and therefore impose a 10% rate of PRC enterprise income tax on the non-resident enterprise. The SAT Circular 7 lists several factors to be taken into consideration by tax authorities in determining if an indirect transfer has a reasonable commercial purpose. However, regardless of these factors, the overall arrangements in relation to an indirect transfer satisfying all the following criteria will be deemed to lack a reasonable commercial purpose: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from PRC Taxable Assets; (ii) at any time during the one year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or during the one year period before the indirect transfer, 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries and branches that directly or indirectly hold the PRC Taxable Assets are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC Taxable Assets is lower than the potential PRC tax on the direct transfer of those assets. On the other hand, indirect transfers falling into the scope of the safe harbors under the SAT Circular 7 may not be subject to PRC tax under the SAT Circular 7. The safe harbors include qualified group restructurings, public market trades and exemptions under tax treaties or arrangements.

On October 17, 2017, SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Circular 37, which took effect on December 1, 2017. Certain provisions of the SAT Circular 37 were repealed by the Announcement of the State Administration of Taxation on Revising Certain Taxation Normative Documents. According to the SAT Circular 37, the balance after deducting the equity net value from the equity transfer income shall be the taxable income amount for equity transfer income. Equity transfer income shall mean the consideration collected by the equity transferor from the equity transfer, including various income in monetary form and non-monetary form. Equity net value shall mean the tax computation basis for obtaining the said equity. The tax computation basis for equity shall be: (i) the capital contribution costs actually paid by the equity transferor to a Chinese resident enterprise at the time of investment and equity participation, or (ii) the equity transfer costs actually paid at the time of acquisition of such equity to the original transferor of the said equity. Where there is reduction or appreciation of value during the equity holding period, and the gains or losses may be confirmed pursuant to the rules of the finance and tax authorities of the State Council, the equity net value shall be adjusted accordingly. When an enterprise computes equity transfer income, it shall not deduct the amount in the shareholders’ retained earnings such as undistributed profits etc. of the investee enterprise, which may be distributed in accordance with the said equity. In the event of partial transfer of equity under multiple investments or acquisitions, the enterprise shall determine the costs corresponding to the transferred equity in accordance with the transfer ratio, out of all costs of the equity.

Under the SAT Circular 7 and the Law of the People’s Republic of China on the Administration of Tax Collection promulgated by the SCNPC on September 4, 1992 and newly amended on April 24, 2015, in the case of an indirect transfer, entities or individuals obligated to pay the transfer price to the transferor shall act as withholding agents. If they fail to make withholding or withhold the full amount of tax payable, the transferor of equity shall declare and pay tax to the relevant tax authorities within seven days from the occurrence of tax payment obligation. Where the withholding agent does not make the withholding, and the transferor of the equity does not pay the tax payable amount, the tax authority may impose late payment interest on the transferor. In addition, the tax authority may also hold the withholding agents liable and impose a penalty of ranging from 50% to 300% of the unpaid tax on them. The penalty imposed on the withholding agents may be reduced or waived if the withholding agents have submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with the SAT Circular 7.

Withholding tax on dividend distribution

The EIT Law prescribes a standard withholding tax rate of 20% on dividends and other China-sourced income of non-PRC resident enterprises which have no establishment or place of business in the PRC, or if established, the relevant dividends or other China-sourced income are in fact not associated with such establishment or place of business in the PRC. However, the Implementing Rules of the EIT Law reduced the rate from 20% to 10%, effective from January 1, 2008. However, a lower withholding tax rate might be applied if there is a tax treaty between China and the jurisdiction of the foreign holding companies, for example, pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under the Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends that the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from the tax authority in charge.

Based on the Notice on Relevant Issues Relating to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, at their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. And the Announcement of the State Administration of Taxation on Issues concerning “Beneficial Owners” in Tax Treaties, promulgated by the SAT on February 3, 2018 and took effect on April 1, 2018, further clarified the analysis standard when determining one’s qualification for beneficial owner status.

Value-Added Tax

Pursuant to the Interim Regulations on Value-Added Tax of the People’s Republic of China, which was promulgated by the State Council on December 13, 1993 and amended on November 5, 2008, February 6, 2016 and November 19, 2017, and the Implementation Rules for the Interim Regulations on Value-Added Tax of the People’s Republic of China, which was promulgated by the MOF, and SAT on December 15, 2008 and became effective on January 1, 2009 and as amended on October 28, 2011, entities or individuals engaging in sale of goods, provision of processing services, repairs and replacement services or importation of goods within the territory of the PRC shall pay value-added tax, or the VAT. Unless provided otherwise, the rate of VAT is 17% on sales and 6% on the services. On April 4, 2018, MOF and SAT jointly promulgated the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates, or the Circular 32, according to which (i) for VAT taxable sales acts or import of goods originally subject to VAT rates of 17% and 11% respectively, such tax rates shall be adjusted to 16% and 10%, respectively; for purchase of agricultural products originally subject to tax rate of 11%, such tax rate shall be adjusted to 10%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 16%, such tax shall be calculated at the tax rate of 12%; (iv) for exported goods originally subject to tax rate of 17% and export tax refund rate of 17%, the export tax refund rate shall be adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 11% and export tax refund rate of 11%, the export tax refund rate shall be adjusted to 10%. Circular 32 became effective on May 1, 2018 and shall supersede existing provisions which are inconsistent with Circular 32.

Since November 16, 2011, the MOF and the SAT have implemented the Pilot Plan for Imposition of Value- Added Tax to Replace Business Tax, or the VAT Pilot Plan, which imposes VAT in lieu of business tax for certain “modern service industries” in certain regions and eventually expanded to nation-wide application in 2013. According to the Implementation Rules for the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax released by the MOF and the SAT on the VAT Pilot Program, the “modern service industries” include research, development and technology services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. The Notice on Comprehensively promoting the Pilot Plan of the Conversion of Business Tax to Value-Added Tax, which was promulgated on March 23, 2016, became effective on May 1, 2016 and amended on July 11, 2017, January 1 2018 and March 20, 2019, sets out that VAT in lieu of business tax be collected in all regions and industries.

On March 20, 2019, MOF, SAT and the General Administration of Customs jointly promulgated the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, which became effective on April 1, 2019 and provides that (i) with respect to VAT taxable sales acts or import of goods originally subject to VAT rates of 16% and 10% respectively, such tax rates shall be adjusted to 13% and 9%, respectively; (ii) with respect to purchase of agricultural products originally subject to tax rate of 10%, such tax rate shall be adjusted to 9%; (iii) with respect to purchase of agricultural products for the purpose of production or consigned processing of goods subject to tax rate of 13%, such tax shall be calculated at the tax rate of 10%; with respect to export of goods and services originally subject to tax rate of 16% and export tax refund rate of 16%, the export tax refund rate shall be adjusted to 13%; and (v) with respect to export of goods and cross-border taxable acts originally subject to tax rate of 10% and export tax refund rate of 10%, the export tax refund rate shall be adjusted to 9%.

Regulations on Employment and Social Welfare

According to the Labor Contract Law of the People’s Republic of China, or the Labor Contract Law, promulgated by the SCNPC on June 29, 2007 and amended on December 28, 2012, respectively, and the Implementation Rules of the Labor Contract Law of the People’s Republic of China, or the Implementation Rules of the Labor Contract Law, promulgated by the State Council on September 3, 2008, a written employment contract shall be concluded in the establishment of an employment relationship. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. The Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations. In addition, if an employer intends to enforce a non-compete provision in an employment contract or non-competition agreement with an employee, it has to compensate the employee on a monthly basis during the term of the restriction period after the termination or expiry of the labor contract. Employers in most cases are also required to provide severance payment to their employees after their employment relationships are terminated.

Pursuant to the Social Insurance Law of the People’s Republic of China, which was promulgated by the SCNPC on October 28, 2010, effective on July 1, 2011 and last amended on December 29, 2018, the Interim Regulations on the Collection of Social Insurance Fees, issued by the State Council on January 22, 1999 and last amended on March 24, 2019, and the Regulations on the Administration of Housing Provident Funds, issued by the State Council on April 3, 1999 and last amended on March 24, 2019, enterprises in China are required to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located.

As of the date of this prospectus, our PRC subsidiaries have not made adequate social insurance and housing fund contributions for all employees. We had accrued our payable for contributions to certain employee benefit plans including social welfare and housing fund for our employees based on their minimum salary base according to the existing PRC laws and regulations for the years ended December 31, 2019 and 2020. See “Risk Factors—Risks Related to Doing Business in the PRC—Failure to make adequate contributions to certain employee benefit plans as required by PRC regulations may subject us to penalties.”

Regulations on Anti-Monopoly

The Anti-Monopoly Law, as last amended by the Standing Committee of the National People’s Congress on August 30, 2007, prohibits monopolistic conduct such as entering into monopoly agreements, abuse of dominant market position and concentration of undertakings that have the effect of eliminating or restricting competition.

Pursuant to the Anti-Monopoly Law, competing business operators may not enter into monopoly agreements that eliminate or restrict competition, such as by fixing or changing the price of commodities, limiting the production quantity or sale quantity of commodities, fixing the price of commodities for resale to third party, or conducting jointly boycotting transactions. Such acts are prohibited unless the underlying agreements satisfy the regulatory exemptions for, among others, improving technologies, increasing the efficiency and competitiveness of small and medium-sized undertakings, or safeguarding legitimate interests in cross-border trade and economic cooperation with foreign counterparts. Sanctions for violation of such prohibitions include an order to cease the relevant activities, and confiscation of illegal gains and fines ranging from 1% to 10% of the sales revenues from the previous year, or RMB500,000 if the intended monopoly agreement has been entered into but not been performed. On June 26, 2019, the State Administration for Market Regulation further issued the Interim Provisions on the Prohibitions of Monopoly Agreements which took effect on September 1, 2019 and supersedes certain previous anti-monopoly rules and regulations issued in 2009 and 2010.

In addition, under the Anti-Monopoly Law, a business operator with a dominant market position may not abuse its dominant market position to, among others, (i) sell commodities at unfairly high prices or purchase commodities at unfairly low prices; (ii) sell products at prices below cost without any justifiable cause; and (iii) refuse to trade with a trading party without any justifiable cause. Sanctions for such abuses include an order to cease the relevant activities, and confiscation of the illegal gains and fines ranging from 1% to 10% of sales revenues from the previous year. On June 26, 2019, the State Administration for Market Regulation issued the Interim Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions, which took effect on September 1, 2019, to further prevent and prohibit abuse of dominant market position.

Furthermore, where a concentration of undertakings reaches the declaration threshold stipulated by the State Council, a declaration must be approved by the anti-monopoly authority before the parties implement the concentration. Under the relevant provisions, concentration refers to (i) mergers; (ii) acquisition of control over other undertakings by acquiring equities or assets; or (iii) acquisition of control over or the possibility of exercising decisive influence on an undertaking by contract or by any other means. If business operators fail to comply with the mandatory declaration requirement, the anti-monopoly authority is empowered to terminate and/or unwind the transaction, dispose of relevant assets and shares or businesses within certain periods, as well as impose fines of up to RMB500,000.

On February 7, 2021, the Anti-Monopoly Committee of the State Council promulgated the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, aiming to provide guidelines for supervising and prohibiting monopolistic conduct in connection with the internet platform business operations and further elaborate on the factors for recognizing such monopolistic conduct in the internet platform industry. Pursuant to these guidelines, the methods used by an internet platform collecting or using the private information of internet users may also be one of the factors to be considered when analyzing and recognizing monopolistic conducts. For example, whether the relevant business operator compulsorily collects unnecessary user information may be considered when analyzing whether there is a bundled sale or additional unreasonable trading condition, which are behaviors that constitute abuse of dominant market position. In addition, providing differentiated transaction prices or imposing other transaction conditions for consumers with different payment ability based on consumption preferences and usage habits through big data and algorithms analysis is also one of the behaviors that constitute abuse of dominant market position. Furthermore, whether the relevant business operators are required to choose conclusively among the internet platform and its competitive platforms may be considered when analyzing whether such internet platform operator abuses its dominant market position and excludes or restricts market competition. However, as these guidelines were only issued recently, there are still substantial uncertainties as to their interpretation and implementation in practice.

Regulations on Anti-Unfair Competition

According to the Anti-Unfair Competition Law promulgated by the Standing Committee of the National People’s Congress on September 2, 1993, which was amended on April 23, 2019, operators are prohibited from engaging in unfair competition activities such as market confusion, commercial bribery, misleading false publicity, infringement on trade secrets, price dumping, and illegitimate premium sales. Any operator in violation of the Anti-Unfair Competition Law may be ordered to cease illegal activities, eliminate the adverse effect thereof or compensate for the damages caused to any other party. The competent authorities may also confiscate any illegal gains or impose fines on these operators.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Yonghe Peng	52	Director, Co-Chairman and President
Liang Li	50	Director and Co-Chairman
Lang Liu	59	Director
Yanzhong Zhang	43	Director
Liesheng Wang	43	Director
Guoqiang Li	67	Director
Tieming Yu	40	Director
Jiexiang Gu	34	Director
Bing Xiao	53	Director
Shenghao Shi	54	Director
Chenguang Zhou	45	Chief Financial Officer

Yonghe Peng has served as our director since the inception of our company, co-chairman of our board of directors since December 2019 and our president since June 2019. Mr. Peng founded Ruipeng Pet Hospital in December 1998 and has served as the chairman of the board of directors since November 2013 and president of Ruipeng Pet Healthcare Group Co., Ltd. since February 2016. Mr. Peng also served as the general manager of Shenzhen Sunsmile Biotechnology Co., Ltd. from May 2005 to October 2011. From September 1997 to November 1998, Mr. Peng worked as a veterinarian at the Institute of Pest Control in Guangdong Shenzhen Animal and Plant Inspection and Quarantine Bureau. From December 1994 to August 1997, Mr. Peng worked as a lecturer at Qinghai Vocational and Technical Institute of Animal Husbandry and Veterinary. From September 1991 to November 1994, Mr. Peng worked as a veterinarian at Xining Diary Farm of Qinghai Province in China. Mr. Peng received his bachelor’s degree in veterinary medicine from Qinghai University in 1991.

Liang Li has served as our director and co-chairman of our board of directors since March 2020. Mr. Li has served as a partner at Hillhouse Group since November 2005. From March 2001 to November 2005, Mr. Li worked as the general manager at State Research Internet and Data (Beijing) Co., Ltd. From July 1997 to March 2001, Mr. Li worked as the vice-general manager at State Research Information and Technology Co., Ltd. Mr. Li received his bachelor’s degree in automation in 1994 and his master’s degree in systems engineering in 1997 from Tsinghua University.

Lang Liu has served as our director since the inception of our company. Dr. Liu joined our group in December 2016. From 2006 to 2016, Dr. Liu served as the chairman of the board of directors at Beijing Community and Asset Management Co., Ltd. Dr. Liu received his bachelor’s, master’s and doctoral degrees in veterinary medicine from China Agricultural University in 1986, 2004 and 2009, respectively.

Yanzhong Zhang has served as our director since the inception of our company. Mr. Zhang joined our group in 2002 and has held several positions, including a veterinarian of Ruipeng Pet Hospital, and the director, general manager and the vice president of Ruipeng Pet Healthcare Group Co., Ltd. From July 2001 to February 2002, Mr. Zhang worked as a veterinarian at Fujian Changfu Group. Mr. Zhang graduated from Fujian Agriculture and Forestry University in 2001 and received his master’s degree in veterinary medicine from South China Agricultural University in 2010.

Liesheng Wang has served as our director since the inception of our company. Mr. Wang joined our group in April 2010 and has held several positions, including the director of human resources department at Ruipeng

Pet Hospital and the vice president and director of the board of Ruipeng Pet Healthcare Group Co., Ltd. Prior to joining us, Mr. Wang worked as the human resources director at Shenzhen Minhua Furniture Manufacturing Co., Ltd. from September 2008 to April 2010. From July 2007 to July 2008, Mr. Wang worked as the human resources manager at Shenzhen Yekalon Hardware Development Co., Ltd. From May 2004 to June 2007, Mr. Wang worked as the head of human resources department at Huawei Technologies Co., Ltd. From July 2003 to May 2004, Mr. Wang worked at human resources department at Foxconn Technology Group. Mr. Wang received his bachelor’s degree in human resources management from Guizhou University in 2003.

Guoqiang Li has served as our director since March 2020. Mr. Li worked as the chairman of the supervisor of board at Lepu Medical Technology (Beijing) Co., Ltd., a leading medical device and pharmaceuticals company in China, from 2017 to 2020, and as the secretary to its board from 2007 to 2012. From 2012 to 2015, Mr. Li worked as the deputy general manager at CSIC Science and Technology Investment Development Co., Ltd. and as its general manager from 2003 to 2007. From 1994 to 2004, Mr. Li worked as the general manager at CSIC Yuanzhou (Beijing) Technology Co, Ltd., formerly known as Shenzhen Yuanzhou Technology Industrial Co., Ltd. From 1982 to 1996, Mr. Li worked as the deputy director and director at China State Shipbuilding Corporation. Mr. Li received his bachelor’s degree in shipping engineering from Harbin Marine Engineering College in 1982.

Tieming Yu has served as our director since March 2021. Mr. Yu currently serves as managing director of Hillhouse Group. Prior to joining Hillhouse Group in February 2016, Mr. Yu worked as a senior associate at Keytone Ventures from May 2014 to February 2016. Prior to that, Mr. Yu worked as manager of capital market and accounting consulting service group at PricewaterhouseCoopers from October 2011 to May 2014 and as the manager of its global capital market group from August 2006 to October 2011. Mr. Yu received both his bachelor’s degree in management in 2003 and his master’s degree in accounting in 2006 from Beijing Jiaotong University.

Jiexiang Gu has served as our director since March 2021. Mr. Gu currently serves as an executive director of the private equity investment department at Hillhouse Group. Prior to joining Hillhouse Group in April 2013, Mr. Gu worked as an analyst at the China investment banking division at Citigroup from January 2011 to April 2013. Mr. Gu received both his bachelor’s degree in 2009 and his master’s degree in 2011 in finance from Tsinghua University.

Bing Xiao has served as our director since the inception of our company. Mr. Xiao has worked as the vice president and chief executive officer at Shenzhen Fortune Wisdom Venture Capital Co., Ltd. since December 2008. From December 2002 to April 2018, Mr. Xiao worked as the chief executive officer at Shenzhen Fortune Venture Capital Co., Ltd. Mr. Xiao received his bachelor’s degree in economics from Renmin University of China in 1990 and his master’s degree in economics from Jinan University in 1995.

Shenghao Shi has served as our director since November 2021. Mr. Shi has over 30 years’ experience in operation, investment and management, mostly in the healthcare industry. Mr. Shi currently serves as a managing director of Riverhead Capital, a private equity investment fund. Prior to joining Riverhead Capital in January 2020, Mr. Shi worked as a managing director of Sinopharm Capital Investment Management Co., Ltd. from July 2015 to December 2019. Prior to that, Mr. Shi worked as the general manager of the greater China region of Dentsply Group from September 2013 to June 2015. From July 2011 to September 2013, Mr. Shi worked as a vice president at Wego Group. From January 2008 to July 2011, Mr. Shi worked as the general manager of the greater China region of Bayer Group. From August 2006 to January 2008, Mr. Shi worked as the regional manager of Taiwan and Hong Kong at Bard Medical. Mr. Shi received his bachelor’s degree in English from Capital Normal University in 1990, and his EMBA from China Europe International Business School in 2005.

Chenguang Zhou has served as our chief financial officer since the inception of our company. Prior to joining us in May 2019, Mr. Zhou worked at China National Cereals, Oils and Foodstuffs Corporation from late 2006 to 2019, holding several positions, including chief financial officer at China Foods Limited from 2015 to

2018, director at China Foods Limited from 2017 to 2018, and general manager of audit department at COFCO Meat Investment Co., Ltd. from 2011 to 2015. Prior to that, Mr. Zhou worked as the Deputy Finance Director at American International Assurance Co., Ltd. in late 2006, and as the Finance Manager at Lafarge Shui On Cement Limited from 2004 to early 2006. Mr. Zhou received his bachelor’s degree in accounting from Northeastern University of Finance and Economics in 1999 and his master’s degree in management from University of Waikato in 2002. Mr. Zhou is a Certified Internal Auditor and a certified member of the Institute of Financial Accountants at FFA level and Australia Institute of Public Accountants. Mr. Zhou also obtained the Certification in Risk Management Assurance.

Board of Directors

Under the amended and restated shareholders agreement of our company, dated September 25, 2020, certain management members of our company, including Mr. Yonghe Peng, are entitled to appoint four directors; HH Skyfield Holdings Inc., HCBN Investment Holdings, Ltd. and Tianjin GLNY Enterprise Management Consulting Partnership (Limited), together referred to as Hillhouse Entities in this prospectus, are entitled to appoint four directors. Each of Shenzhen Dachen Chuanglian Investment Fund Partnership (Limited Partnership) and Riverhead Capital I, L.P. is entitled to appoint one director as long as it continues to hold no less than 70% of the number of shares in our company held by it on December 3, 2019. The right of these shareholders to appoint directors under the amended and restated shareholders agreement will terminate upon the completion of this offering. Immediately prior to the completion of this offering, our board of directors will consist of ten directors, among whom: (i) Mr. Yonghe Peng, Mr. Lang Liu, Mr. Yanzhong Zhang and Mr. Liesheng Wang were appointed by certain management members of our company; (ii) Mr. Liang Li, Mr. Guoqiang Li, Mr. Tieming Yu and Mr. Jiexiang Gu were appointed by Hillhouse Entities; (iii) Mr. Bing Xiao was appointed by Shenzhen Dachen Chuanglian Investment Fund Partnership (Limited Partnership); and (iv) Mr. Shenghao Shi was appointed by Riverhead Capital I, L.P.

Our board of directors will consist of                  directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus forms a part. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract or transaction, proposed contract or transaction in which he is interested, provided that (a) such director has declared the nature of his or her interest at the earliest meeting of the board at which it is practicable for him or her to do so, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of our company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party. None of our directors who are not our executive officers has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus forms a part: an audit committee, a compensation committee and a nominating and corporate governance committee. We will adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of                ,                  and                 .                  will be the chairman of our audit committee. We have determined that each of                 ,                  and                  satisfies the “independence” requirements of [Section 303A of the Corporate Governance Rules of the New York Stock Exchange/Rule 5605(c)(2) of the Nasdaq Stock Market Rules] and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that                  qualifies as an “audit committee financial

expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee will consist of                  ,                  and                  .                  will be the chairman of our compensation committee. We have determined that each of                  ,                  and                  satisfies the “independence” requirements of [Section 303A of the Corporate Governance Rules of the New York Stock Exchange/Rule 5605(a)(2) of the Nasdaq Stock Market Rules]. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our president may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our president and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our directors who are not our employees;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of                  ,                  and                  .                  will be the chairman of our nominating and corporate governance committee. We have determined that each of                  ,                  and                  satisfies the “independence” requirements of [Section 303A of the Corporate Governance Rules of the New York Stock Exchange/Rule 5605(a)(2) of the Nasdaq Stock Market Rules]. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•

advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise skills they actually possess and with such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than what may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care, and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended from time to time, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain limited circumstances have the right to seek damages in our name if a duty owed by the directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and other distributions;

•	appointing officers and determining the term of office of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our directors may be elected by an ordinary resolution of our shareholders. In addition, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director to fill a casual vacancy on our board or as an addition to the existing board. Our directors are not automatically subject to a term of office and hold office until such time as they are removed from office by an ordinary resolution of our shareholders. In addition, a director will cease to be a director if he or she (i) becomes bankrupt or makes any arrangement or composition with his or her creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his or her office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his or her office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

[Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon a three month prior written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a three month prior written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.]

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2021, we paid an aggregate of approximately RMB3.0 million (US$0.5 million) in cash to our executive officers, and we did not pay any compensation to our directors who are not our executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plan

2021 Share Incentive Plan

In June 2021, our shareholders and board of directors adopted the 2021 Share Incentive Plan, or the 2021 Plan, to attract and retain the best available personnel, provide additional incentives to directors, officers, employees and consultants, and promote the success of our business. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2021 Plan is 500 million. The 2021 Plan replaced any share incentive plans or similar arrangements previously adopted by us.

The following paragraphs describe the principal terms of the 2021 Plan.

Types of Awards. The 2021 Plan permits the awards of options approved by the committee.

Plan Administration. Our board of directors or a committee of one or more members of the board of directors and/or one or more executive officers administers the 2021 Plan. The committee or the board of directors determines, among other things, the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award.

Award Agreement. Awards granted under the 2021 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the participant’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to employees, consultants and directors of our company.

Vesting Schedule. In general, the committee determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Awards. The exercise price per share subject to an option shall be determined by the committee and set forth in the award agreement which may be a fixed price or a variable price related to the fair market value of the shares.

Transfer Restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2021 Plan, such as transfers to us or any subsidiary of us, the immediate family members of the eligible participant by gift, by will or the laws of descent and distribution, or as approved by the committee or an executive officer or director authorized by the committee.

Termination and Amendment of the 2021 Plan. Unless terminated earlier, the 2021 Plan has a term of 5 years. Our board of directors has the authority to amend or terminate the plan. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the participant.

The following table summarizes, as of the date of this prospectus, the number of ordinary shares under outstanding options that we granted to our directors and executive officers.

Name	Ordinary Shares Underlying Options	Exercise Price (US$/ Share)	Date of Grant	Date of Expiration
Liesheng Wang	*	0.05	8/1/2021	The fourth anniversary of (i) the date of our company’s initial public offering; or (ii) the date of grant, whichever is earlier
Chenguang Zhou	*	0.05	8/1/2021	The fourth anniversary of (i) the date of our company’s initial public offering; or (ii) the date of grant, whichever is earlier
All directors and executive officers as a group	17,000,000

*	Less than 1% of our total ordinary shares on an as-converted basis outstanding as of the date of this prospectus

As of the date of this prospectus, our employees other than directors and executive officers as a group hold options to purchase 168,390,700 ordinary shares, with exercise prices ranging from US$0.05 per share to US$0.14 per share. In addition, one employee holds options to purchase RMB30.0 million worth of ordinary shares, the number of which is calculated based on either the trading price of our securities or the valuation of our company in the most recent round of financing, depending on whether we are a public company or a private company at each vesting date.

PRINCIPAL [AND SELLING] SHAREHOLDERS

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares on an as-converted basis as of the date of this prospectus by:

•	each of our directors and executive officers;

•	each person known to us to own beneficially 5% or more of our ordinary shares; [and

•	each selling shareholder].

The calculations in the table below are based on 13,564,280,460 ordinary shares on an as-converted basis outstanding as of the date of this prospectus, and                 ordinary shares outstanding immediately after the completion of this offering, assuming the underwriters do not exercise their option to purchase additional ADSs.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering		[Ordinary Shares Being Sold in This Offering]		Ordinary Shares Beneficially Owned Immediately After This Offering
	Number	%	Number	%	Number	%
Directors and Executive Officers:

Yonghe Peng(1)	4,311,732,141	31.8%
Liang Li(2)	—	—
Lang Liu(3)	*	*
Yanzhong Zhang(4)	294,640,035	2.2%
Liesheng Wang(5)	*	*
Guoqiang Li(6)	—	—
Tieming Yu(7)	—	—
Jiexiang Gu(8)	—	—
Bing Xiao(9)	*	*
Shenghao Shi(10)	—	—
Chenguang Zhou	—	—
All Directors and Executive Officers as a Group(11)	4,331,062,141	31.9%

Principal [and Selling] Shareholders:
Hillhouse Entities(12)	4,860,984,913	35.8%
Entities affiliated with Yonghe Peng(1)	4,311,732,141	31.8%

Notes:

*	Less than 1% of our total ordinary shares on an as-converted basis outstanding as of the date of this prospectus.

**

Except as otherwise indicated below, the business address of our directors and executive officers is 56F, Building A, Kingkey Timemark, No.9289 Binhe Boulevard, Futian District, Shenzhen, Guangdong Province 518042, People’s Republic of China.

(1)

Represents 4,311,732,141 ordinary shares issuable upon the conversion of 4,311,732,141 Class A ordinary shares, consisting of the following: (i) 253,762,948 Class A ordinary shares held by Vet Leap Eternity Limited, a BVI business company wholly owned by Mr. Yonghe Peng; (ii) 101,817,950 Class A ordinary shares held by Vet Great Dream Limited, a BVI business company wholly owned by Mr. Yanzhong Zhang. While Mr. Yanzhong Zhang has sole dispositive power with respect to the shares held by Vet Great Dream Limited, Vet Great Dream Limited has designated the sole voting power with respect to the shares it holds in our company to Mr. Yonghe Peng; (iii) 2,066,969,460 Class A ordinary shares held by entities that own shares in our company for the benefit of certain directors, officers and other individuals that contributed to the development of our company, including (A) 758,843,690 Class A ordinary shares, representing 5.7% of our total issued and outstanding shares as of the date of this prospectus, held by RP Chen Rui Enterprise Management Company Limited, a BVI business company; (B) 635,770,514 Class A ordinary shares held by RP Rui You Enterprise Management Company Limited, a BVI business company; (C) 465,452,291 Class A ordinary shares held by RP Ye Bei Enterprise Management Company Limited, a BVI business company; (D) 56,527,566 Class A ordinary shares held by RP Sheng Peng Enterprise Management Company Limited, a BVI business company; (E) 78,563,129 Class A ordinary shares held by RP Peng Cheng Enterprise Management Company Limited, a BVI business company; and (F) 71,812,270 Class A ordinary shares held by Vet Time Enterprise Management Company Limited, a BVI business company; and (iv) 1,889,181,783 Class A ordinary shares held indirectly by previous owners of some of the pet hospitals we acquired in the PRC, including (A) 541,069,195 Class A ordinary shares held by RP Pulse Holdings Limited, a BVI business company; (B) 502,174,623 Class A ordinary shares held by Vet Harvest Enterprise Management Company Limited, a BVI business company; (C) 121,296,465 Class A ordinary shares held by Vet Cloudpet Intermediate Limited, a BVI business company; (D) 60,562,750 Class A ordinary shares held by Vet Aino Family Limited, a BVI business company; (E) 14,086,089 Class A ordinary shares held by Puppytown Holdings Limited, a BVI business company; (F) 8,260,246 Class A ordinary shares held by Aino Brothers Holding Limited, a BVI business company; and (G) 641,732,415 Class A ordinary shares held by RP Passion Enterprise Management Company Limited, a BVI business company. Mr. Yonghe Peng has sole voting power with respect to the 2,036,969,460 Class A ordinary shares as described in (iii) and the Class A ordinary shares as described in (iv)(A), (iv)(B) and (iv)(G), pursuant to the amended and restated shareholders agreement of our company, dated September 25, 2020 and certain deeds of adherence thereto. The entities described in (iv)(C), (iv)(D), (iv)(E) and (iv)(F) have granted Mr. Yonghe Peng irrevocable voting proxy with respect to the shares they hold in our company.

The registered address of each of Vet Aino Family Limited, Puppytown Holdings Limited and Aino Brothers Holding Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The registered address of each of Vet Cloudpet Intermediate Limited, Vet Leap Eternity Limited, Vet Great Dream Limited, RP Chen Rui Enterprise Management Company Limited, RP Rui You Enterprise Management Company Limited, RP Ye Bei Enterprise Management Company Limited, RP Sheng Peng Enterprise Management Company Limited, RP Peng Cheng Enterprise Management Company Limited, RP Pulse Holdings Limited, Vet Harvest Enterprise Management Company Limited, Vet Time Enterprise Management Company Limited and RP Passion Enterprise Management Company Limited is Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, VG 1110, British Virgin Islands.

(2)	The business address of Mr. Liang Li is Floor 27, Building B, PingAn International Financial Center, Chaoyang District, Beijing 100027, PRC.

(3)

Represents ordinary shares issuable upon the conversion of Class A ordinary shares that are indirectly owned by Dr. Lang Liu through his direct shareholding in RP Ye Bei Enterprise Management Company Limited. Mr. Yonghe Peng has sole voting power with regard to these shares. See Note (1).

(4)

Represents 294,640,035 ordinary shares issuable upon the conversion of 294,640,035 Class A ordinary shares, consisting of (i) 101,817,950 Class A ordinary shares held by Vet Great Dream Limited, a BVI business company wholly owned by Mr. Yanzhong Zhang. While Mr. Yanzhong Zhang has sole dispositive power with respect to the shares in our company held by Vet Great Dream Limited, Vet Great Dream Limited has designated the sole voting power with respect to these shares to Mr. Yonghe Peng; and (ii) 192,822,085 Class A ordinary shares Mr. Yanzhong Zhang owns indirectly through his direct shareholding in RP Chen Rui Enterprise Management Company Limited, RP Peng Cheng Enterprise Management

Company Limited, RP Rui You Enterprise Management Company Limited and RP Sheng Peng Enterprise Management Company Limited. Mr. Yonghe Peng has sole voting power with regard to these shares. See Note (1).

(5)

Represents ordinary shares issuable upon the conversion of Class A ordinary shares that are indirectly owned by Mr. Liesheng Wang through his direct shareholding in RP Chen Rui Enterprise Management Company Limited and RP Rui You Enterprise Management Company Limited. Mr. Yonghe Peng has sole voting power with regard to these shares. See Note (1).

(6)	The business address of Mr. Guoqiang Li is Floor 27, Building B, PingAn International Financial Center, Chaoyang District, Beijing 100027, PRC.

(7)	The business address of Mr. Tieming Yu is Floor 27, Building B, PingAn International Financial Center, Chaoyang District, Beijing 100027, PRC.

(8)	The business address of Mr. Jiexiang Gu is Floor 27, Building B, PingAn International Financial Center, Chaoyang District, Beijing 100027, PRC.

(9)	The business address of Mr. Bing Xiao is 23/F, Special Zone Press Building, Shenzhen, PRC.

(10)	The business address of Mr. Shenghao Shi is 27th Floor, North Tower of CP Center, No. 20 Jin He East Avenue, Chaoyang District, Beijing, PRC.

(11)

In order to avoid double counting, the total number of ordinary shares owned by all directors and executive officers as a group only reflects ordinary shares that are owned directly or indirectly by all directors and executive officers without taking into account the related voting proxies granted to Mr. Yonghe Peng. See Note (1) for a detailed description of the related voting proxy arrangements.

(12)

Represents 4,860,984,913 ordinary shares issuable upon the conversion of 4,860,984,913 Class A ordinary shares, consisting of (i) 4,065,114,136 Class A ordinary shares held by HH Skyfield Holdings Inc. (“HH Skyfield”), a limited liability company incorporated in the Cayman Islands; (ii) 236,840,941 Class A ordinary shares held by HCBN Investment Holdings, Ltd. (“HCBN Investment”), a limited liability company incorporated in the Cayman Islands; and (iii) 559,029,836 Class A ordinary shares held by Tianjin GLNY Enterprise Management Consultation, L.P. (“Tianjin GLNY”), a limited partnership established under the laws of the PRC. HH Skyfield is owned by HH AVT Holdings L.P. and HH AVT Holdings II L.P. HH AVT GP, Ltd. acts as the sole general partner of both HH AVT Holdings L.P. and HH AVT Holdings II L.P. The sole limited partner of HH AVT Holdings L.P. is Hillhouse Fund III, L.P. The sole limited partner of HH AVT II L.P. is Hillhouse Fund IV, L.P. Both Hillhouse Fund III, L.P. and Hillhouse Fund IV, L.P. are managed and controlled by Hillhouse Investment Management, Ltd. (“HIM”). HCBN Investment is wholly owned by HH Skyfield. HIM is deemed to be the beneficial owner of, and to control the voting power of, the Class A ordinary shares in our company held by HH Skyfield and HCBN Investment. Mr. Lei Zhang may be deemed to have controlling power over HIM. Mr. Lei Zhang disclaims beneficial ownership of all of the Class A ordinary shares held by HH Skyfield and HCBN Investment, except to the extent of his pecuniary interest therein, if any. The general partner of Tianjin GLNY is Zhuhai Gaoling Tiancheng Investment Management Co., Ltd., and the limited partner of Tianjin GLNY is Zhuhai Gaoling Tiancheng Equity Investment Fund, L.P. Ms. Cuifang Ma, Ms. Xiuhua Zhu and Mr. Wei Cao may be deemed to have controlling power over Zhuhai Gaoling Tiancheng Investment Management Co., Ltd. Each of Ms. Cuifang Ma, Ms. Xiuhua Zhu and Mr. Wei Cao disclaims beneficial ownership of all of the Class A ordinary shares held by Tianjin GLNY, except to the extent of his or her pecuniary interest therein, if any. Zhuhai Gaoling Tiancheng Investment Management Co., Ltd. is deemed to be acting in concert with HIM through shared personnel, policies and resources. The registered address of both HH Skyfield and HCBN Investment is 89 Nexus Way, Camana Bay, P.O. Box 31106, George Town, Grand Cayman KY1-1205, Cayman Islands. The registered address of Tianjin GLNY is Room 1204A-23, Baozheng Tower, No. 637 Jinchang Road, China (Tianjin) Pilot Free Trade Zone (Central Business District), PRC.

To our knowledge, as of the date of this prospectus, 92,245,808 Class B ordinary shares and 63,741,111 Class A ordinary shares are held by AIG DECO Fund I, LP and HAO’s Holdings, Inc., respectively, both of which are record holders in the United States.

The ADSs that we issue in this offering will represent ordinary shares.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Description of Share Capital—History of Securities Issuances” for historical changes in our shareholding structure.

RELATED PARTY TRANSACTIONS

Private Placements

See “Description of Share Capital—History of Securities Issuances.”

Shareholders Agreement

See “Description of Share Capital—History of Securities Issuances—Shareholders Agreement.”

Employment Agreements and Indemnification Agreements

See “Management—Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Management—Share Incentive Plan.”

Other Related Party Transactions with Our Shareholders and Affiliates

Transactions with Zhejiang JiaWen Pet Hospital Management Co., Ltd. In 2020, Zhejiang JiaWen Pet Hospital Management Co., Ltd., or Zhejiang JiaWen, was an equity investee of Shenzhen Ruipeng Pet Hospital Co., Ltd., one of our subsidiaries. In 2021, Zhejiang Jiawen became a wholly-owned subsidiary of our company. In March 2019, we entered into a loan agreement with Zhejiang JiaWen, pursuant to which we extended a RMB4.0 million unsecured, interest-free loan to Zhejiang JiaWen. As of December 31, 2020, we had amounts due from Zhejiang JiaWen of RMB4.0 million. For the years ended December 31, 2020 and 2021, we also sold goods to Zhejiang JiaWen in the amount of RMB0.1 million and RMB3.3 million (US$0.5 million), respectively.

Transactions with Xiamen Anchong Pet Hospital Co., Ltd. In 2020, Xiamen Anchong Pet Hospital Co., Ltd., or Xiamen Anchong, was an equity investee of Skyfield (Shanghai) Investment Co., Ltd., one of our subsidiaries. In 2021, Xiamen Anchong became a wholly-owned subsidiary of our company. In October 2017, we entered into a loan agreement with Xiamen Anchong, pursuant to which we extended a RMB3.0 million unsecured loan with an annual interest rate of 6.0% to Xiamen Anchong. For the year ended December 31, 2020, interest income of RMB281.0 thousand was earned from Xiamen Anchong. As of December 31, 2020, we had amounts due from Xiamen Anchong of RMB3.3 million. For the year ended December 31, 2020, we also sold goods to Xiamen Anchong in the amount of RMB0.7 million.

Transactions with Beijing SiWei Enterprise Management Co., Ltd. Beijing SiWei Enterprise Management Co., Ltd., or Beijing SiWei, is an equity investee of Shenzhen Ruipeng Pet Hospital Co., Ltd., one of our subsidiaries. We extended unsecured, interest-free cash advances of approximately RMB1.0 million to Beijing SiWei in support of its working capital needs for business operations. As of December 31, 2020 and 2021, we had amounts due from Beijing SiWei of RMB1.0 million and RMB0.9 million (US$0.1 million), respectively.

Transactions with Kunming Dongfang Animal Hospital Co., Ltd. Kunming Dongfang Animal Hospital Co., Ltd., or Kunming Dongfang, was an equity investee of Shenzhen Ruipeng Pet Hospital Co., Ltd., one of our subsidiaries. In 2021, Kunming Dongfang became a wholly-owned subsidiary of our company. For the year ended December 31, 2020, we sold goods to Kunming Dongfang in the amount of RMB1.3 million.

Transactions with Nanjing Aibr Pet Co., Ltd. Nanjing Aibr Pet Co., Ltd., or Nanjing Aibr, was an equity investee of our subsidiaries Skyfield Holdings Limited (Hong Kong) and Skyfield (Shanghai) Investment Co., Ltd. This equity investee was consolidated after a step-up acquisition during the year ended December 31, 2020.

Transactions with Ningbo Puppy Town Love Animal Hospital Co., Ltd. Ningbo Puppy Town Love Animal Hospital Co., Ltd., or Ningbo Puppy Town, was an equity investee of Yunchong (Beijing) Animal Hospital Technology Co., Ltd., one of our subsidiaries. This equity investee was consolidated after a step-up acquisition during the year ended December 31, 2020.

For more information, please see Note 18 to our consolidated financial statements included elsewhere in this prospectus.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, the Companies Act, Cap. 22 (Act 3 of 1961, as consolidated and revised), as amended, of the Cayman Islands, which is referred to as the Companies Act below, and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital is US$50,000 divided into 50,000,000,000 shares, comprising of: (i) 47,847,597,810 Class A ordinary shares of a nominal or par value of US$0.000001 each, and (ii) 2,152,402,190 Class B ordinary shares of a nominal or par value of US$0.000001 each. As of the date of this prospectus, 11,845,433,566 Class A ordinary shares and 1,718,846,894 Class B ordinary shares are issued and outstanding. All of our issued and outstanding shares are fully paid.

Immediately prior to the completion of this offering, our authorized share capital will be changed into US$                divided into                 shares comprising of (i)                ordinary shares of a par value of US$                each, and (ii)                shares of a par value of US$                each of such class or classes (however designated) as our board of directors may determine in accordance with our post-offering memorandum and articles of association.

Immediately prior to the completion of this offering, all of our issued and outstanding Class A ordinary shares and Class B ordinary shares will be converted into, and/or re-designated and re-classified, as ordinary shares on a one-for-one basis. Following such conversion and/or re-designation, we will have                ordinary shares issued and outstanding, assuming the underwriters do not exercise their option to purchase additional ADSs. All of our shares issued and outstanding prior to the completion of the offering are and will be fully paid, and all of our shares to be issued in the offering will be issued as fully paid.

[Our Post-Offering Memorandum and Articles of Association

Our shareholders have conditionally adopted a ninth amended and restated memorandum and articles of association, which we refer to below as our post-offering memorandum and articles of association and which will become effective and replace our current eighth amended and restated memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following is a summary of the material provisions of the post-offering memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our post-offering memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Ordinary Shares. Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearers. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends. Our directors may from time to time declare dividends (including interim dividends) and other distributions on our shares in issue and authorize payment of the same out of the funds of our company lawfully available therefor. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors. Our post-offering memorandum and articles of association provide that dividends may be declared and paid out of the funds of our company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or a share premium account; provided that in no circumstances may a dividend be paid out of the same premium account if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder holding not less than [10]% of the votes attaching to the shares present in person or by proxy.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our post-offering memorandum and articles of association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our post-offering memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by the chairman of our board of directors or by our directors (acting by a resolution of our board). Advance notice of at least [seven] days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. [A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, one or more of our shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to all of our shares in issue and entitled to vote at such general meeting.]

The Companies Act does not provide shareholders with any right to requisition a general meeting, nor any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association provide that upon the requisition of any one or more of our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our post-offering memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out in our post-offering memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•

a fee of such maximum sum as [the New York Stock Exchange/Nasdaq Global Market] may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer, they shall, within [three months] after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of [the New York Stock Exchange/Nasdaq Stock Market], be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, such assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders [at least 14 days] prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by our shareholders by special resolution. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Cayman Islands law, any redemption or repurchase of shares by our company may be made out of profits of our company, out of our company’s share premium account or out of the proceeds of a fresh issue of shares made for the purpose of the repurchase or, if so authorized by the articles of association and subject to provisions of the Companies Act, out of capital. Any premium payable on a redemption or repurchase over the par value of the shares to be repurchased must be provided for out of profits of our company or from sums standing to the credit of the share premium account of our company or, if authorized by the articles of association and subject to the provisions of the Companies Act, out of capital. At no time may a company redeem or repurchase its shares unless they are fully paid. A company may not redeem or repurchase any of its shares if, as a result of the redemption or repurchase, there would no longer be any issued shares of the company other than shares held as treasury shares. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. Whenever the capital of our company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the consent in writing of the holders of all of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our post-offering memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine.

Our post-offering memorandum and articles of association also authorize our board of directors to issue from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Shareholders have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we intend to provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•

authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue negotiable or bearer shares or shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Exclusive Forum. Unless we consent in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than us. Any person or entity purchasing or otherwise acquiring any share or other securities in our company, or purchasing or otherwise acquiring American depositary shares issued pursuant to deposit agreements, shall be deemed to have notice of and consented to the provisions of this article. Without prejudice to the foregoing, if the provision in this article is held to be illegal, invalid or unenforceable under applicable law, the legality, validity or enforceability of the rest of articles of association shall not be affected and this article shall be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion may be necessary so as best to give effect to our intention.]

Differences in Corporate Law

The Companies Act is modeled after that of England but does not follow recent English statutory enactments and differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his or her shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided that the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man or woman of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a takeover offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which may permit a minority shareholder to commence a class action against, or derivative actions in the name of, our company to challenge:

•	an act which is ultra vires or illegal and is therefore incapable of ratification by the shareholders;

•	an act which constitutes a fraud against the minority where the wrongdoers are themselves in control of the company; and

•	an act which requires a resolution with a qualified (or special) majority (i.e., more than a simple majority) which has not been obtained.

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering memorandum and articles of association permit indemnification of officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company—a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his or her position as director (unless the company permits him or her to do so), a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our post-offering articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders with any right to requisition a general meeting, nor any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering articles of association allow our shareholders holding in aggregate not less than [one-third] of all votes attaching to the outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering articles of association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of our shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his or her creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his or her office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his or her office be vacated; (v) is prohibited by law from being a director; or (vi) is removed from office pursuant to any other provisions of our post-offering memorandum and articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our post-offering articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our post-offering articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of a [majority] of the issued shares of that class or with the sanction of a [special resolution] passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our post-offering memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

The following is a summary of our securities issuances in the past three years.

Ordinary Shares

On June 14, 2019, we issued (i) 1 ordinary share to Vistra (Cayman) Limited which was immediately transferred to Great Dream Of Veterinarian Management Limited, a BVI business company wholly owned by Mr. Yanzhong Zhang, our director, for a purchase price of US$0.000001, (ii) 1 ordinary share to Goldenway Capital Management Limited, an offshore holding vehicle of one of the shareholders of our onshore entity, for a purchase price of US$0.000001, (iii) 1 ordinary share to Bing Xiao Enterprise Management Company Limited, BVI business company wholly owned by Mr. Bing Xiao, our director, for a purchase price of US$0.000001, (iv) 1 ordinary share to Leap Eternity Enterprise Management Company Limited, a BVI business company wholly owned by Mr. Yonghe Peng, our founder, co-chairman of the board of directors and president, for a purchase price of US$0.000001, and (v) 1 ordinary share to PD Company Limited, an offshore holding vehicle of one of the shareholders of our onshore entity, for a purchase price of US$0.000001.

On December 3, 2019, we issued (i) 121,749,999 ordinary shares to Great Dream Of Veterinarian Management Limited for an aggregate purchase price of US$121.75, and (ii) 298,523,727 ordinary shares to Goldenway Capital Management Limited for an aggregate purchase price of US$298.52, (iii) 19,329,999 ordinary shares to Bing Xiao Enterprise Management Company Limited for an aggregate purchase price of US$19.33, (iv) 303,439,999 ordinary shares to Leap Eternity Enterprise Management Company Limited for an aggregate purchase price of US$303.44, (v) 55,839,999 ordinary shares to PD Company Limited for an aggregate purchase price of US$55.84, (vi) 3,193,130,000 ordinary shares to HH Skyfield Holdings Inc. in consideration of certain equity interest in Skyfield Group, (vii) 341,870,000 ordinary shares to Jing An Holdings Limited in consideration of certain equity interest in Skyfield Group, (viii) 69,200,000 ordinary shares to AnAn Brothers Holdings Limited in consideration of certain equity interest in Skyfield Group, (ix) 65,180,000 ordinary shares to Aino Family Holding Limited in consideration of certain equity interest in Skyfield Group, (x) 8,890,000 ordinary shares to Aino Brothers Holding Limited in consideration of certain equity interest in Skyfield Group, (xi) 897,730,000 ordinary shares to RP Chen Rui Enterprise Management Company Limited for an aggregate purchase price of US$897.73, (xii) 760,230,000 ordinary shares to RP Rui You Enterprise Management Company Limited for an aggregate purchase price of US$760.23, (xiii) 556,570,000 ordinary shares to RP Yei Pei Enterprise Management Company Limited for an aggregate purchase price of US$556.57, (xiv) 529,640,000 ordinary shares to Riverhead Capital I, L.P. for an aggregate purchase price of approximately RMB64.8 million, (xv) 202,160,000 ordinary shares to Shenzhen Fortune Chuanglian Equity Investment Fund Limited Partnership for an aggregate purchase price of approximately RMB24.7 million, (xvi) 115,950,000 ordinary shares to Shenzhen Fortune Chuangfeng Equity Investment Limited Partnership for an aggregate purchase price of approximately RMB14.2 million, (xvii) 67,593,496 ordinary shares to RP Sheng Peng Enterprise Management Company Limited for an aggregate purchase price of US$67.59, (xviii) 93,942,776 ordinary shares to RP Peng Cheng Enterprise Management Company Limited for an aggregate purchase price of US$93.94, (xix) 52,630,000 ordinary shares to HAO’s Holdings, Inc. for an aggregate purchase price of approximately US$6.4 million, (xx) 15,650,000 ordinary shares to Ningbo Meishan Highbury Investment Partnership (Limited Partnership) for an aggregate purchase price of approximately RMB1.9 million, (xxi) 14,490,000 ordinary shares to New Hope Healthcare Nanjing Investment Center (Limited Partnership) for an aggregate purchase price of approximately RMB1.8 million, (xxii) 839,620,000 ordinary shares to Tianjin GLNY Enterprise Management Consultation, L.P. for an aggregate purchase price of approximately RMB109.6 million, (xxiii) 261,120,000 ordinary shares to HCBN Investment Holdings, Ltd. for an aggregate purchase price of approximately US$41.0 million.

On December 12, 2019, we issued 761,984,136 ordinary shares to HH Skyfield Holdings Inc. for an aggregate purchase price of a combination of US dollar equivalent of RMB750 million and approximately US$1.7 million.

On May 13, 2020, we issued (i) 170,544,000 ordinary shares to Cloudpet Holdings Limited for an aggregate purchase price of US$170.544, and (ii) 15,160,000 ordinary shares to Puppytown Holdings Limited for an aggregate purchase price of US$15.160.

On September 3, 2020, we issued (i) 88,740,300 ordinary shares to AnAn Brothers Holdings Limited for an aggregate purchase price of US$88.75, (ii) 8,700,000 ordinary shares to RP Chen Rui Enterprise Management Company Limited for an aggregate purchase price of US dollar equivalent of RMB7.5 million, (iii) 452,182,700 ordinary shares to Vet Harvest Enterprise Management Company Limited for an aggregate purchase price of US$452.19, and (iv) 45,000,000 ordinary shares to Vet Time Enterprise Management Company Limited for an aggregate purchase price of US$45.

On September 25, 2020, we effected a 1-for-1 share reclassification and re-designation, whereby all of the then issued and outstanding ordinary shares were reclassified and re-designated as Class A ordinary shares, and in particular, (i) 109,580,460 ordinary shares held by Great Dream Of Veterinarian Management Limited were reclassified and re-designated as the same number of Class A ordinary shares, (ii) 278,523,728 ordinary shares held by Goldenway Capital Management Limited were reclassified and re-designated as the same number of Class A ordinary shares, (iii) 19,330,000 ordinary shares held by Bing Xiao Enterprise Management Company Limited were reclassified and re-designated as the same number of Class A ordinary shares, (iv) 273,109,610 ordinary shares held by Leap Eternity Enterprise Management Company Limited were reclassified and re-designated as the same number of Class A ordinary shares, (v) 55,840,000 ordinary shares held by PD Company Limited were reclassified and re-designated as the same number of Class A ordinary shares, (vi) 4,065,114,136 ordinary shares held by HH Skyfield Holdings Inc. were reclassified and re-designated as the same number of Class A ordinary shares, (vii) 341,870,000 ordinary shares held by Jing An Holdings Limited were reclassified and re-designated as the same number of Class A ordinary shares, (viii) 157,940,300 ordinary shares held by AnAn Brothers Holdings Limited were reclassified and re-designated as the same number of Class A ordinary shares, (ix) 65,180,000 ordinary shares held by Aino Family Holding Limited were reclassified and re-designated as the same number of Class A ordinary shares, (x) 8,890,000 ordinary shares held by Aino Brothers Holding Limited were reclassified and re-designated as the same number of Class A ordinary shares, (xi) 816,697,260 ordinary shares held by RP Chen Rui Enterprise Management Company Limited were reclassified and re-designated as the same number of Class A ordinary shares, (xii) 684,241,093 ordinary shares held by RP Rui You Enterprise Management Company Limited were reclassified and re-designated as the same number of Class A ordinary shares, (xiii) 500,937,960 ordinary shares held by RP Ye Bei Enterprise Management Company Limited were reclassified and re-designated as the same number of Class A ordinary shares, (xiv) 529,640,000 ordinary shares held by Riverhead Capital I, L.P. were reclassified and re-designated as the same number of Class A ordinary shares, (xv) 312,160,000 ordinary shares held by Shenzhen Fortune Chuanglian Equity Investment Fund Limited Partnership were reclassified and re-designated as the same number of Class A ordinary shares, (xvi) 115,950,000 ordinary shares held by Shenzhen Fortune Chuangfeng Equity Investment Limited Partnership were reclassified and re-designated as the same number of Class A ordinary shares, (xvii) 60,837,177 ordinary shares held by RP Sheng Peng Enterprise Management Company Limited were reclassified and re-designated as the same number of Class A ordinary shares, (xviii) 84,552,712 ordinary shares held by RP Peng Cheng Enterprise Management Company Limited were reclassified and re-designated as the same number of Class A ordinary shares, (xix) 52,630,000 ordinary shares held by HAO’s Holdings, Inc. were reclassified and re-designated as the same number of Class A ordinary shares, (xx) 15,650,000 ordinary shares held by Ningbo Meishan Highbury Investment Partnership (Limited Partnership) were reclassified and re-designated as the same number of Class A ordinary shares, (xxi) 14,490,000 ordinary shares held by New Hope Healthcare Nanjing Investment Center (Limited Partnership) were reclassified and re-designated as the same number of Class A ordinary shares, (xxii) 839,620,000 ordinary shares held by Tianjin GLNY Enterprise Management Consultation, L.P. were reclassified and re-designated as the same number of Class A ordinary shares, (xxiii) 261,120,000 ordinary shares held by HCBN Investment Holdings, Ltd. were reclassified and re-designated as the same number of Class A ordinary shares, (xxiv) 130,544,000 ordinary shares held by Cloudpet Holdings Limited were reclassified and re-designated as the same number of Class A ordinary shares, (xxv) 15,160,000 ordinary shares held by Puppytown Holdings Limited were reclassified and re-designated as the same number of Class A ordinary shares, (xxvi) 120,000,000 ordinary shares held by Huimeikangcheng (Tianjin) Enterprise Management Consulting Partnership (Limited Partnership) were reclassified and re-designated as the same number of Class A ordinary shares, (xxvii) 452,182,700 ordinary shares held by Vet Harvest Enterprise Management Company Limited were reclassified and re-designated as the same number of Class A ordinary shares, and (xxviii) 45,000,000 ordinary shares held by Vet Time Enterprise Management Company Limited were reclassified and re-designated as the same number of Class A ordinary shares.

On September 25, 2020, we also issued (i) 307,486,028 Class B ordinary shares to Tencent Mobility Limited for an aggregate purchase price of US$100 million, (ii) 614,972,056 Class B ordinary shares to Boehringer Ingelheim Animal Health Participations GmbH for an aggregate purchase price of US$200 million, (iii) 38,973,854 Class B ordinary shares to Snow Lake Asia Master Fund Limited for an aggregate purchase price of approximately US$12.7 million, and (iv) 114,769,160 Class B ordinary shares to Snow Lake China Master Fund, Ltd. for an aggregate purchase price of approximately US$37.3 million.

On September 28, 2020, we issued (i) 307,486,028 Class B ordinary shares to GRACIOUS RHYTHM LIMITED for an aggregate purchase price of approximately US$100 million, (ii) 50,735,194 Class B ordinary shares to WORLDWIDE HEALTHCARE TRUST PLC for an aggregate purchase price of US$16.5 million, (iii) 24,598,882 Class B ordinary shares to OrbiMed Partners Master Fund Limited for an aggregate purchase price of

US$8 million, (iv) 9,224,581 Class B ordinary shares to OrbiMed New Horizons Master Fund, L.P. for an aggregate purchase price of US$3 million, (v) 7,687,151 Class B ordinary shares to OrbiMed Genesis Master Fund, L.P. for an aggregate purchase price of US$2.5 million, and (vi) 61,497,205 Class B ordinary shares to Aspex Master Fund for an aggregate purchase price of US$20 million.

On October 14, 2020, we issued (i) 46,122,904 Class B ordinary shares to LBC Sunshine Healthcare Fund L.P. for an aggregate purchase price of US$15 million, (ii) 92,245,808 Class B ordinary shares to AIG DECO Fund I, LP for an aggregate purchase price of US$30 million, and (iii) 43,048,043 Class B ordinary shares to ABCI Global Opportunities SPC for the account and on behalf of ABCI CHINA RISING PRIVATE EQUITY 4 SP for an aggregate purchase price of US$14 million.

On January 6, 2021, we issued 541,069,195 Class A ordinary shares to RP Pulse Holdings Limited for an aggregate purchase price of US$541.07.

On January 21, 2021, we issued 26,895,864 Class A ordinary shares to GRACIOUS RHYTHM LIMITED upon exercise of warrant at an aggregate exercise price of approximately US$27, which warrant was transferred to it by Tianjin GLNY Enterprise Management Consultation, L.P.

On May 28, 2021, we issued 28,990,000 Class A ordinary shares to Ronghui Ruijia (Tianjin) Asset Management Partnership (Limited Partnership) for an aggregate purchase price of US dollar equivalent of RMB28,990,000.

On May 29, 2021, we issued 227,203,755 Class A ordinary shares to RP Passion Enterprise Management Company Limited for an aggregate purchase price of US$227.2.

On June 26, 2021, we issued 56,820,000 Class A ordinary shares to Jin Rui Investment Co. Limited for an aggregate purchase price of US$10,730,000.

On June 30, 2021, we issued (i) 11,111,111 Class A ordinary shares to HAO’s Holdings, Inc. for an aggregate purchase price of US dollar equivalent of RMB25,000,000; (ii) 29,196,375 Class A ordinary shares to Vet Harvest Enterprise Management Company Limited for an aggregate purchase price of US$29.2; and (iii) 194,618,321 Class A ordinary shares to RP Passion Enterprise Management Company Limited for an aggregate purchase price of US$194.6.

On August 16, 2021, we issued (i) 219,910,339 Class A ordinary shares to RP Passion Enterprise Management Company Limited for an aggregate purchase price of US$219.9; and (ii) 32,643,087 Class A ordinary shares to Vet Harvest Enterprise Management Company Limited for an aggregate purchase price of US$32.64.

On October 11, 2021, we issued 20,184,383 Class A ordinary shares to Vet Harvest Enterprise Management Company Limited for an aggregate purchase price of US$20.18.

On December 28, 2021, we issued 30,000,000 Class A ordinary shares to Vet Time Enterprise Management Company Limited for an aggregate purchase price of US$30.00.

Warrants

On December 3, 2019, we issued a warrant to purchase up to 26,895,864 ordinary shares to Tianjin GLNY Enterprise Management Consultation, L.P. at the exercise price of US$0.000001 per share. Such warrant was transferred to and fully exercised by GRACIOUS RHYTHM LIMITED on January 21, 2021.

Options

We have granted options to purchase our ordinary shares to certain of our directors, executive officers and employees. See “Management—Share Incentive Plan.”

Shareholders Agreement

We entered into our amended and restated shareholders agreement on September 25, 2020 with our shareholders.

The amended and restated shareholders agreement provides for certain special rights, including right of first refusal, co-sale rights, preemptive rights, and contains provisions governing the board of directors and other corporate governance matters. Unless specifically noted, those special rights, as well as the corporate governance provisions, will automatically terminate upon the completion of a qualified initial public offering.

Registration Rights

Pursuant to our amended and restated shareholders agreement dated September 25, 2020, we have granted certain registration rights to our shareholders. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights. If we, at any time after the earlier of (i) the sixth anniversary of December 3, 2019, or (ii) six months after the closing of an initial public offering of our ordinary shares, receive a written request from the holders of at least thirty percent of the registrable securities then outstanding that we file a registration statement under the Securities Act covering the registration of a minimum of twenty percent of the registrable securities, then we shall, within ten business days of the receipt of such written notice, give written notice of such request to all holders, and use our best efforts to effect, as soon as practicable, the registration of all registrable securities that the holders request to be registered and included in such registration by written notice given by such holders to us within twenty days after receipt of the request notice. We are not obligated to effect any such registration if we have, within the six-month period preceding the date of such request, already effected a registration. We are not obligated to effect more than two demand registrations. This demand registration right is subject to the customary exclusion right of the underwriters. We have the right to defer filing of a registration statement for a period of not more than ninety days after receipt of the request of the initiating holders by furnishing to the holders requesting registration a certificate signed by our president or chief executive officer stating that our board of directors determines in good faith that filing of such registration statement at such time will be materially detrimental to us and our shareholders, but we cannot exercise the deferral right more than once during any twelve-month period and cannot register any other securities during such twelve-month period.

Piggyback Registration Rights. If we propose to register for a public offering of our securities (other than registration statements relating to demand registration, Form F-3 registration, any employee benefit plan or a corporate reorganization), we shall give written notice of such registration to all holders of registrable securities at least thirty days prior to filing any registration statement and afford each such holder an opportunity to be included in such registration. If a holder decides not to include all of its registrable securities in any registration statement thereafter filed by us, such holder shall nevertheless continue to have the right to include any registrable securities in any subsequent registration statement or registration statements as may be filed by us, subject to certain limitations. This piggyback registration right is subject to the customary exclusion right of the underwriters.

Registration on Form F-3. If any holder or holders of at least thirty percent of all registrable securities then issued and outstanding requests in writing that we effect a registration on Form F-3 (or an equivalent registration in a jurisdiction outside of the U.S.), we shall promptly give written notice of the proposed registration and as soon as practicable, effect such registration within twenty days after we provide the aforesaid written notice. We are not obligated to effect any such registration if (i) we are Form F-3 is not available for such offering by the holders; (ii) the holders, together with the holders of any other securities of ours entitled to inclusion in such registration, propose to sell registrable securities or such other securities (if any) at an aggregate price to the public of less than US$1,000,000, (iii) we furnish to the holders a certificate signed by our president or chief executive officer stating that our board of directors determines in good faith that filing of such registration statement at such time will be materially detrimental to us and our shareholders (in which event we can defer the filing of the Form F-3 for a period of no more than sixty days), (iv) we have, within the six-month period preceding the date of such request, already effected a registration other than a registration from which registrable securities of the holders have been excluded, or (v) in any particular jurisdiction we would be required to qualify to do business or to execute a general consent to service of process in effecting such registration.

Expenses of Registration. We will bear all registration expenses. Each holder, however, should bear its proportionate share of all of the underwriting discounts and selling commissions applicable to the sale of registrable securities or other amounts payable to underwriter(s) or brokers in connection with such offering by the holders.

Termination of Obligations. Our obligations to effect any demand, piggyback or Form F-3 registration shall terminate upon the fifth anniversary of our initial public offering.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

                                     , as depositary, will issue the ADSs which you will be entitled to receive in this offering. Each ADS will represent an ownership interest in a designated number of shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary, yourself as an ADR holder and all other ADR holders, and all beneficial owners of an interest in the ADSs evidenced by ADRs from time to time.

The depositary’s office is located at             .

The ADS to share ratio is subject to amendment as provided in the form of ADR (which may give rise to fees contemplated by the form of ADR). In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you.

A beneficial owner is any person or entity having a beneficial ownership interest in ADSs. A beneficial owner need not be the holder of the ADR evidencing such ADS. If a beneficial owner of ADSs is not an ADR holder, it must rely on the holder of the ADR(s) evidencing such ADSs in order to assert any rights or receive any benefits under the deposit agreement. A beneficial owner shall only be able to exercise any right or receive any benefit under the deposit agreement solely through the holder of the ADR(s) evidencing the ADSs owned by such beneficial owner. The arrangements between a beneficial owner of ADSs and the holder of the corresponding ADRs may affect the beneficial owner’s ability to exercise any rights it may have.

An ADR holder shall be deemed to have all requisite authority to act on behalf of any and all beneficial owners of the ADSs evidenced by the ADRs registered in such ADR holder’s name for all purposes under the deposit agreement and ADRs. The depositary’s only notification obligations under the deposit agreement and the ADRs is to registered ADR holders. Notice to an ADR holder shall be deemed, for all purposes of the deposit agreement and the ADRs, to constitute notice to any and all beneficial owners of the ADSs evidenced by such ADR holder’s ADRs.

Unless certificated ADRs are specifically requested, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflect your ownership of ADSs.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder or beneficial owner, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Cayman Island law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder or of a beneficial owner. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all holders and beneficial owners from time to time of ADRs issued under the deposit agreement and, in the case of a beneficial owner, from the arrangements between the beneficial owner and the holder of the corresponding ADRs. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf.

The following is a summary of what we believe to be the material terms of the deposit agreement. Notwithstanding this, because it is a summary, it may not contain all the information that you may otherwise deem important. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement on the SEC’s website at http://www.sec.gov.

Share Dividends and Other Distributions

How will I receive dividends and other distributions on the shares underlying my ADSs?

We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars (if it determines such conversion may be made on a reasonable basis) and, in all cases, making any necessary deductions provided for in the deposit agreement. The depositary may utilize a division, branch or affiliate to direct, manage, and/or execute any public and/or private sale of securities under the deposit agreement. Such division, branch, and/or affiliate may charge the depositary a fee in connection with such sales, which fee is considered an expense of the depositary. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

•

Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered ADR holders, and (iii) deduction of the depositary’s and/or its agents’ expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time, and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

•

Shares. In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

•

Rights to receive additional shares. In the case of a distribution of rights to subscribe for additional shares or other rights, if we timely provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not timely furnish such evidence, the depositary may:

(i)	sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or

(ii)

if it is not practicable to sell such rights by reason of the non-transferability of the rights, limited markets therefor, their short duration or otherwise, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing and the rights may lapse.

•

Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

If the depositary determines in its discretion that any distribution described above is not practicable with respect to any specific registered ADR holder, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it fails to determine that any distribution or action is lawful or reasonably practicable.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period. All purchases and sales of securities will be handled by the depositary in accordance with its then current policies, which are currently set forth on the “Disclosures” page (or successor page) of www.adr.com (as updated by the depositary from time to time, “ADR.com”).

Deposit, Withdrawal, and Cancellation

How does the depositary issue ADSs?

The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.

Shares deposited in the future with the custodian must be accompanied by certain delivery documentation and shall, at the time of such deposit, be registered in the name of                     , as depositary for the benefit of holders of ADRs or in such other name as the depositary shall direct.

The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account and to the order of the depositary, in each case for the benefit of ADR holders. ADR holders and beneficial owners thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities”.

Deposited securities are not intended to, and shall not, constitute proprietary assets of the depositary, the custodian or their nominees. Beneficial ownership in deposited securities is intended to be, and shall at all times during the term of the deposit agreement continue to be, vested in the beneficial owners of the ADSs representing such deposited securities. Notwithstanding anything else contained herein, in the deposit agreement, in the form of ADR and/or in any outstanding ADSs, the depositary, the custodian and their respective nominees are intended to be, and shall at all times during the term of the deposit agreement be, the record holder(s) only of the deposited securities represented by the ADSs for the benefit of the ADR holders. The depositary, on its own behalf and on behalf of the custodian and their respective nominees, disclaims any beneficial ownership interest in the deposited securities held on behalf of the ADR holders.

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

When you turn in your ADR certificate at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges, and taxes, deliver the underlying shares to you or upon your written order. Delivery of deposited securities in certificated form will be made at the custodian’s office. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes, and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary may, after consultation with us if practicable, fix record dates (which, to the extent applicable, shall be as near as practicable to any corresponding record dates set by us) for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be):

•	to receive any distribution on or in respect of deposited securities,

•	to give instructions for the exercise of voting rights at a meeting of holders of shares, or

•	to pay the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR,

•	to receive any notice or to act in respect of other matters,

all subject to the provisions of the deposit agreement.

Voting Rights

How do I vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. As soon as practicable after receipt from us of notice of any meeting at which the holders of shares are entitled to vote, or of our solicitation of consents or proxies from holders of shares, the depositary shall fix the ADS record date in accordance with the provisions of the deposit agreement, provided that if the depositary receives a written request from us in a timely manner and at least 30 days prior to the date of such vote or meeting, the depositary shall, at our expense, distribute to the registered ADR holders a “voting notice” stating (i) final information particular to such vote and meeting and any solicitation materials, (ii) that each ADR holder on the record date set by the depositary will, subject to any applicable provisions of Cayman Islands law, be entitled to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the deposited securities represented by the ADSs evidenced by such ADR holder’s ADRs, and (iii) the manner in which such instructions may be given or deemed to be given pursuant to the terms of the deposit agreement, including instructions for giving a discretionary proxy to a person designated by us. Each ADR holder shall be solely responsible for the forwarding of voting notices to the beneficial owners of ADSs registered in such ADR holder’s name. There is no guarantee that ADR holders and beneficial owners generally or any holder or beneficial owner in particular will receive the notice described above with sufficient time to enable such ADR holder or beneficial owner to return any voting instructions to the depositary in a timely manner.

Following actual receipt by the ADR department responsible for proxies and voting of ADR holders’ instructions (including, without limitation, instructions of any entity or entities acting on behalf of the nominee for DTC), the depositary shall, in the manner and on or before the time established by the depositary for such purpose, endeavor to vote or cause to be voted the deposited securities represented by the ADSs evidenced by such ADR holders’ ADRs in accordance with such instructions insofar as practicable and permitted under the provisions of or governing deposited securities.

To the extent that (i) we have provided the depositary with at least 35 days’ notice of the proposed meeting, (ii) the voting notice will be received by all ADR holders and beneficial owners no less than 10 days prior to the date of the meeting and/or the cut-off date for the solicitation of consents, and (iii) the depositary does not receive instructions on a particular agenda item from an ADR holder (including, without limitation, any entity or entities acting on behalf of the nominee for DTC) in a timely manner, such ADR holder shall be deemed, and in the deposit agreement the depositary is instructed to deem such ADR holder, to have instructed the depositary to give a discretionary proxy for such agenda item(s) to a person designated by us to vote the deposited securities represented by the ADSs for which actual instructions were not so given by all such ADR holders on such agenda item(s), provided that no such instruction shall be deemed given and no discretionary proxy shall be given unless (1) we inform the depositary in writing (and we agree to provide the depositary with such instruction promptly in writing) that (a) we wish such proxy to be given with respect to such agenda item(s), (b) there is no substantial opposition existing with respect to such agenda item(s), and (c) such agenda item(s), if approved, would not materially or adversely affect the rights of holders of shares, and (2) the depositary has obtained an opinion of counsel, in form and substance satisfactory to the depositary, confirming that (A) the granting of such discretionary proxy does not subject the depositary to any reporting obligations in the Cayman Islands, (B) the granting of such proxy will not result in a violation of the laws, rules, regulations or permits of the Cayman Islands, (C) the voting arrangement and deemed instruction as contemplated herein will be given effect under the laws, rules, and regulations of the Cayman Islands, and (D) the granting of such discretionary proxy will not under any circumstances result in the shares represented by the ADSs being treated as assets of the depositary under the laws, rules or regulations of the Cayman Islands.

The depositary may from time to time access information available to it to consider whether any of the circumstances described above exist, or request additional information from us in respect thereto. By taking any such action, the depositary shall not in any way be deemed or inferred to have been required, or have had any duty or responsibility (contractual or otherwise), to monitor or inquire whether any of the circumstances described above existed. In addition to the limitations provided for in the deposit agreement, ADR holders and beneficial owners are advised and agree that (a) the depositary will rely fully and exclusively on us to inform it of any of the circumstances set forth above, and (b) neither the depositary, the custodian nor any of their respective agents shall be obliged to inquire or investigate whether any of the circumstances described above exist and/or whether we complied with our obligation to timely inform the depositary of such circumstances. Neither the depositary, the custodian nor any of their respective agents shall incur any liability to ADR holders or beneficial owners (i) as a result of our failure to determine that any of the circumstances described above exist or our failure to timely notify the depositary of any such circumstances or (ii) if any agenda item which is approved at a meeting has, or is claimed to have, a material or adverse effect on the rights of holders of shares. Because there is no guarantee that ADR holders and beneficial owners will receive the notices described above with sufficient time to enable such ADR holders or beneficial owners to return any voting instructions to the depositary in a timely manner, ADR holders and beneficial owners may be deemed to have instructed the depositary to give a discretionary proxy to a person designated by us in such circumstances, and neither the depositary, the custodian nor any of their respective agents shall incur any liability to ADR holders or beneficial owners in such circumstances.

ADR holders are strongly encouraged to forward their voting instructions to the depositary as soon as possible. For instructions to be valid, the ADR department of the depositary that is responsible for proxies and voting must receive them in the manner and on or before the time specified, notwithstanding that such instructions may have been physically received by the depositary prior to such time. The depositary will not itself exercise any voting discretion in respect of deposited securities. The depositary and its agents will not be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any voting instructions are given or deemed to be given in accordance with the terms of the deposit agreement, including instructions to give a discretionary proxy to a person designated by us, for the manner in which any vote is cast, including, without limitation, any vote cast by a person to whom the depositary is instructed to grant a discretionary proxy (or deemed to have been instructed pursuant to the terms of the deposit agreement), or for the effect of any such vote. Notwithstanding anything contained in the deposit agreement or any ADR, the depositary may, to the extent not prohibited by any law, regulation, or requirement of the stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the depositary in connection with any meeting of or solicitation of consents or proxies from holders of deposited securities, distribute to the registered holders of ADRs a notice that provides such ADR holders with or otherwise publicizes to such ADR holders instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials).

We have advised the depositary that under Cayman Islands law and our constituent documents, each as in effect as of the date of the deposit agreement, voting at any meeting of shareholders is by show of hands unless a poll is (before or on the declaration of the results of the show of hands) demanded. In the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with our constituent documents, the depositary will refrain from voting and the voting instructions received by the depositary from ADR holders shall lapse. The depositary will not demand a poll or join in demanding a poll, whether or not requested to do so by ADR holders or beneficial owners.

There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will ADR holders be able to view our reports?

The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian the deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

Additionally, if we make any written communications generally available to holders of our shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to registered ADR holders.

Fees and Expenses

What fees and expenses will I be responsible for paying?

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities, or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, $                     for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, or upon which a share distribution or elective distribution is made or offered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights, and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall also be incurred by the ADR holders, the beneficial owners, by any party depositing or withdrawing shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of U.S.$ per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of U.S.$ or less per ADS held for any cash distribution made, or for any elective cash/stock dividend offered, pursuant to the deposit agreement;

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an aggregate fee of U.S.$                 or less per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

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a fee for the reimbursement of such fees, charges, and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of ADR holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against ADR holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such ADR holders or by deducting such charge from one or more cash dividends or other cash distributions);

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a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the $                 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those ADR holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex, and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares, ADRs or deposited securities;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•	fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage, and/or execute any public and/or private sale of securities under the deposit agreement.

To facilitate the administration of various depositary receipt transactions, including disbursement of dividends or other cash distributions and other corporate actions, the depositary may engage the foreign exchange desk within                  (the “Bank”) and/or its affiliates in order to enter into spot foreign exchange transactions to convert foreign currency into U.S. dollars. For certain currencies, foreign exchange transactions are entered into with the Bank or an affiliate, as the case may be, acting in a principal capacity. For other currencies, foreign exchange transactions are routed directly to and managed by an unaffiliated local custodian (or other third party local liquidity provider), and neither the Bank nor any of its affiliates is a party to such foreign exchange transactions.

The foreign exchange rate applied to an foreign exchange transaction will be either (a) a published benchmark rate, or (b) a rate determined by a third party local liquidity provider, in each case plus or minus a spread, as applicable. The depositary will disclose which foreign exchange rate and spread, if any, apply to such currency on the “Disclosures” page (or successor page) of ADR.com. Such applicable foreign exchange rate and spread may (and neither the depositary, the Bank nor any of their affiliates is under any obligation to ensure that such rate does not) differ from rates and spreads at which comparable transactions are entered into with other customers or the range of foreign exchange rates and spreads at which the Bank or any of its affiliates enters into foreign exchange transactions in the relevant currency pair on the date of the foreign exchange transaction. Additionally, the timing of execution of an foreign exchange transaction varies according to local market dynamics, which may include regulatory requirements, market hours and liquidity in the foreign exchange market or other factors. Furthermore, the Bank and its affiliates may manage the associated risks of their position in the market in a manner they deem appropriate without regard to the impact of such activities on the depositary, us, holders or beneficial owners. The spread applied does not reflect any gains or losses that may be earned or incurred by the Bank and its affiliates as a result of risk management or other hedging related activity.

Notwithstanding the foregoing, to the extent we provide U.S. dollars to the depositary, neither the Bank nor any of its affiliates will execute a foreign exchange transaction as set forth herein. In such case, the depositary will distribute the U.S. dollars received from us.

Further details relating to the applicable foreign exchange rate, the applicable spread and the execution of foreign exchange transactions will be provided by the depositary on ADR.com. Each holder and beneficial owner by holding or owning an ADR or ADS or an interest therein, and we, each acknowledge and agree that the terms applicable to foreign exchange transactions disclosed from time to time on ADR.com will apply to any foreign exchange transaction executed pursuant to the deposit agreement.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary.

The right of the depositary to receive payment of fees, charges, and expenses survives the termination of the deposit agreement, and shall extend for those fees, charges, and expenses incurred prior to the effectiveness of any resignation or removal of the depositary.

The fees and charges described above may be amended from time to time by agreement between us and the depositary.

The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to ADR holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

Payment of Taxes

ADR holders or beneficial owners must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon, including, without limitation, any Chinese Enterprise Income Tax owing if the Circular Guoshuifa [2009] No. 82 issued by the Chinese State Administration of Taxation (SAT) or any other circular, edict, order or ruling, as issued and as from time to time amended, is applied or otherwise, such tax or other governmental charge shall be paid by the ADR holder thereof to the depositary and by holding or owning, or having held or owned, an ADR or any ADSs evidenced thereby, the ADR holder and all beneficial owners thereof, and all prior ADR holders and beneficial owners thereof, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect of such tax or other governmental charge. Notwithstanding the depositary’s right to seek payment from current and former beneficial owners, by holding or owning, or having held or owned, an ADR, the ADR holder thereof (and prior ADR holder thereof) acknowledges and agrees that the depositary has no obligation to seek payment of amounts owing from any current or former beneficial owner. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) in such amounts and in such manner as the depositary deems necessary and practicable to pay such taxes and distribute any remaining net proceeds or the balance of any such property after deduction of such taxes to the ADR holders entitled thereto.

As an ADR holder or beneficial owner, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective officers, directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

Reclassifications, Recapitalizations, and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any distributions of shares or other property not made to holders of ADRs or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to, and shall if reasonably requested by us:

•	amend the form of ADR;

•	distribute additional or amended ADRs;

•	distribute cash, securities or other property it has received in connection with such actions;

•	sell any securities or property received and distribute the proceeds as cash; or

•	none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days’ notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, SWIFT, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders or beneficial owners. Such notice need not describe in detail the specific amendments effectuated thereby, but must identify to ADR holders and beneficial owners a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder and any beneficial owner are deemed to agree to such amendment and to be bound by the deposit agreement as so amended. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

Any amendments or supplements which (i) are reasonably necessary (as agreed by us and the depositary) in order for (a) the ADSs to be registered on Form F-6 under the Securities Act of 1933 or (b) the ADSs or shares to be traded solely in electronic book-entry form and (ii) do not in either such case impose or increase any fees or charges to be borne by ADR holders, shall be deemed not to prejudice any substantial rights of ADR holders or beneficial owners. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations. Such amendment or supplement to the deposit agreement in such circumstances may become effective before a notice of such amendment or supplement is given to ADR holders or within any other period of time as required for compliance.

Notice of any amendment to the deposit agreement or form of ADRs shall not need to describe in detail the specific amendments effectuated thereby, and failure to describe the specific amendments in any such notice shall not render such notice invalid, provided, however, that, in each such case, the notice given to the ADR holders identifies a means for ADR holders and beneficial owners to retrieve or receive the text of such amendment (i.e., upon retrieval from the SEC’s, the depositary’s or our website or upon request from the depositary).

How may the deposit agreement be terminated?

The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered ADR holders unless a successor depositary shall not be operating under the deposit agreement within 60 days of the date of such resignation, and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the 60th day after our notice of removal was first provided to the depositary.

If the shares are not listed or quoted for trading on a stock exchange or in a securities market as of the date so fixed for termination, then after such date fixed for termination (i) all direct registration ADRs shall cease to be eligible for the direct registration system and shall be considered ADRs issued on the ADR register maintained by the depositary and (ii) the depositary shall use its reasonable efforts to ensure that the ADSs cease to be DTC eligible so that neither DTC nor any of its nominees shall thereafter be a holder of ADRs. At such time as the ADSs cease to be DTC eligible and/or neither DTC nor any of its nominees is a holder of ADRs, the depositary shall (i) instruct its custodian to deliver all shares and/or deposited securities to us along with a general stock power that refers to the names set forth on the ADR register maintained by the depositary and (ii) provide us with a copy of the ADR register maintained by the depositary. Upon receipt of such shares and/or deposited securities and the ADR register maintained by the depositary, we have agreed to use our best efforts to issue to each register ADR holder a share certificate representing the shares represented by the ADSs reflected on the ADR register maintained by the depositary in such registered ADR holder’s name and to deliver such share certificate to the registered ADR holder at the address set forth on the ADR register maintained by the depositary. After providing such instruction to the custodian and delivering a copy of the ADR register to us, the depositary, and its agents will perform no further acts under the deposit agreement or the ADRs and shall cease to have any obligations under the deposit agreement and/or the ADRs. After we receive the copy of the ADR register and the shares and/or deposited securities from the depositary, we shall be discharged from all obligations under the deposit agreement except (i) to distribute the shares to the registered ADR holders entitled thereto and (ii) for its obligations to the depositary and its agents.

If the shares are listed or quoted for trading on a stock exchange or in a securities market as of the date so fixed for termination, then instead of the provisions in the prior paragraph, after the date so fixed for termination, the depositary and its agents will perform no further acts under the deposit agreement or the ADRs, except to receive and hold (or sell) distributions on shares and/or deposited securities and deliver shares and/or deposited securities being withdrawn. As soon as practicable after the date so fixed for termination, the depositary has agreed to use its reasonable efforts to sell the shares and/or deposited securities and shall thereafter (as long as it may lawfully do so) hold in an account (which may be a segregated or unsegregated account) the net proceeds of such sales, together with any other cash then held by it under the deposit agreement, without liability for interest, in trust for the pro rata benefit of the registered ADR holders not theretofore surrendered. After making such sale, the depositary shall be discharged from all obligations in respect of the deposit agreement and the ADRs, except to account for such net proceeds and other cash. After the date so fixed for termination, we shall be discharged from all obligations under the deposit agreement except for our obligations to the depositary and its agents.

Notwithstanding anything to the contrary, in connection with any such termination, the depositary may, in its sole discretion and without notice to us, establish an unsponsored American depositary share program (on such terms as the depositary may determine) for our shares and make available to ADR holders a means to withdraw the shares represented by the ADSs issued under the deposit agreement and to direct the deposit of such shares into such unsponsored American depositary share program, subject, in each case, to receipt by the depositary, at its discretion, of the fees, charges, and expenses provided for under the deposit agreement and the fees, charges, and expenses applicable to the unsponsored American depositary share program.

Limitations on Obligations and Liability to ADR holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

Prior to the issue, registration, registration of transfer, split-up, combination, or cancelation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time in the case of the production of proofs as described below, we or the depositary or its custodian may require:

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payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

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the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial or other ownership of, or interest in, any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The issuance of ADRs, the acceptance of deposits of shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdraw shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents, provided, however, that no disclaimer of liability under the Securities Act of 1933 is intended by any of the limitations of liabilities provisions of the deposit agreement. The deposit agreement provides that each of us, the depositary and our respective agents will:

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incur or assume no liability (including, without limitation, to holders or beneficial owners) if any present or future law, rule, regulation, fiat, order or decree of the Cayman Islands, Hong Kong, the People’s Republic of China, the United States or any other country or jurisdiction, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism, epidemic, pandemic, nationalization, expropriation, currency restrictions, work stoppage, strike, civil unrest, revolutions, rebellions, explosions, computer failure, or circumstance beyond our, the depositary’s, or our respective agents’ direct and immediate control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

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incur or assume no liability (including, without limitation, to holders or beneficial owners) by reason of any non-performance or delay, caused as aforesaid, in the performance of any act or things which by the terms of the deposit agreement it is provided shall or may be done or performed or any exercise or failure to exercise discretion under the deposit agreement or the ADRs including, without limitation, any failure to determine that any distribution or action may be lawful or reasonably practicable;

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incur or assume no liability (including, without limitation, to holders or beneficial owners) if it performs its obligations under the deposit agreement and ADRs without gross negligence or willful misconduct;

•	in the case of the depositary and its agents, be under no obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities the ADSs or the ADRs;

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in the case of us and our agents, be under no obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities the ADSs or the ADRs, which in our or our agents’ opinion, as the case may be, may involve it in expense or liability, unless indemnity satisfactory to us or our agent, as the case may be against all expense (including fees and disbursements of counsel) and liability be furnished as often as may be requested;

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not be liable (including, without limitation, to holders or beneficial owners) for any action or inaction by it in reliance upon the advice of or information from any legal counsel, any accountant, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information and/or, in the case of the depositary, us; or

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may rely and shall be protected in acting upon any written notice, request, direction, instruction or document believed by it to be genuine and to have been signed, presented or given by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities, the ADSs or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities, the ADSs or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by, or the insolvency of, any securities depository, clearing agency or settlement system. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of                     . Notwithstanding anything to the contrary contained in the deposit agreement or any ADRs, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, any act or omission to act on the part of the custodian except to the extent that any registered ADR holder has incurred liability directly as a result of the custodian having (i) committed fraud or willful misconduct in the provision of custodial services to the depositary or (ii) failed to use reasonable care in the provision of custodial services to the depositary as determined in accordance with the standards prevailing in the jurisdiction in which the custodian is located. The depositary and the custodian(s) may use third party delivery services and providers of information regarding matters such as, but not limited to, pricing, proxy voting, corporate actions, class action litigation, and other services in connection with the ADRs and the deposit agreement, and use local agents to provide services such as, but not limited to, attendance at any meetings of security holders of issuers. Although the depositary and the custodian will use reasonable care (and cause their agents to use reasonable care) in the selection and retention of such third party providers and local agents, they will not be responsible for any errors or omissions made by them in providing the relevant information or services. The depositary shall not have any liability for the price received in connection with any sale of securities, the timing thereof or any delay in action or omission to act nor shall it be responsible for any error or delay in action, omission to act, default or negligence on the part of the party so retained in connection with any such sale or proposed sale.

The depositary has no obligation to inform ADR holders or beneficial owners about the requirements of the laws, rules or regulations or any changes therein or thereto of the Cayman Islands, Hong Kong, the People’s Republic of China, the United States or any other country or jurisdiction or of any governmental or regulatory authority or any securities exchange or market or automated quotation system.

Additionally, none of the depositary, the custodian or us, or any of their or our respective directors, officers, employees, agents or affiliates shall be liable for the failure by any registered holder of ADRs or beneficial owner therein to obtain the benefits of credits or refunds of non-U.S. tax paid against such ADR holder’s or beneficial owner’s income tax liability. The depositary is under no obligation to provide the ADR holders and beneficial owners, or any of them, with any information about our tax status. Neither the depositary or us shall incur any liability for any tax or tax consequences that may be incurred by registered ADR holders or beneficial owners on account of their ownership or disposition of ADRs or ADSs.

Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any voting instructions are given or deemed to be given pursuant to the terms of the deposit agreement, including instructions to give a discretionary proxy to a person designated by us, for the manner in which any vote is cast, including, without limitation, any vote cast by a person to whom the depositary is instructed to grant a discretionary proxy (or deemed to have been instructed pursuant to the terms of the deposit agreement), or for the effect of any such vote. The depositary may rely upon instructions from us or our counsel in respect of any approval or license required for any currency conversion, transfer or distribution. The depositary shall not incur any liability for the content of any information submitted to it by us or on our behalf for distribution to ADR holders or for any inaccuracy of any translation thereof, for any investment risk associated with acquiring an interest in the deposited securities, for the validity or worth of the deposited securities, for the credit-worthiness of any third party, for allowing any rights to lapse upon the terms of the deposit agreement or for the failure or timeliness of any notice from us. The depositary shall not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary. Neither the depositary nor any of its agents shall be liable for any indirect, special, punitive or consequential damages (including, without limitation, legal fees and expenses) or lost profits, in each case of any form incurred by any person or entity (including, without limitation holders or beneficial owners of ADRs and ADSs), whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

In the deposit agreement each party thereto (including, for avoidance of doubt, each ADR holder and beneficial owner) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or us directly or indirectly arising out of or relating to the shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory). No provision of the deposit agreement or the ADRs is intended to constitute a waiver or limitation of any rights which an ADR holder or any beneficial owner may have under the Securities Act of 1933 or the Securities Exchange Act of 1934, to the extent applicable.

The depositary and its agents may own and deal in any class of securities of our company and our affiliates and in ADRs.

Disclosure of Interest in ADSs

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of, or interest in, deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you as ADR holders or beneficial owners agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to instruct you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of shares and, by holding an ADS or an interest therein, you and beneficial owners will be agreeing to comply with such instructions.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination, and split-up of ADRs, which register shall include the depositary’s direct registration system. Registered holders of ADRs may inspect such records at the depositary’s office at all reasonable times, but solely for the purpose of communicating with other ADR holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register may be closed at any time or from time to time, when deemed expedient by the depositary.

The depositary will maintain facilities for the delivery and receipt of ADRs.

Appointment

In the deposit agreement, each registered holder of ADRs and each beneficial owner, upon acceptance of any ADSs or ADRs (or any interest in any of them) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

•	be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs,

•

appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof; and

•

acknowledge and agree that (i) nothing in the deposit agreement or any ADR shall give rise to a partnership or joint venture among the parties thereto, nor establish a fiduciary or similar relationship among such parties, (ii) the depositary, its divisions, branches and affiliates, and their respective agents, may from time to time be in the possession of non-public information about us, ADR holders, beneficial owners and/or their respective affiliates, (iii) the depositary and its divisions, branches and affiliates may at any time have multiple banking relationships with us, ADR holders, beneficial owners and/or the affiliates of any of them, (iv) the depositary and its divisions, branches and affiliates may, from time to time, be engaged in transactions in which parties adverse to us, ADR holders, beneficial owners and/or their respective affiliates may have interests, (v) nothing contained in the deposit agreement or any ADR(s) shall (A) preclude the depositary or any of its divisions, branches or affiliates from engaging in any such transactions or establishing or maintaining any such relationships, or (B) obligate the depositary or any of its divisions, branches or affiliates to disclose any such transactions or relationships or to account for any profit made or payment received in any such transactions or relationships, (vi) the depositary shall not be deemed to have knowledge of any information held by any branch, division or affiliate of the depositary and (vii) notice to an ADR holder shall be deemed, for all purposes of the deposit agreement and the ADRs, to constitute notice to any and all beneficial owners of the ADSs evidenced by such ADR holder’s ADRs. For all purposes under the deposit agreement and the ADRs, the ADR holders thereof shall be deemed to have all requisite authority to act on behalf of any and all beneficial owners of the ADSs evidenced by such ADRs.

Governing Law

The deposit agreement, the ADSs and the ADRs are governed by and construed in accordance with the internal laws of the State of New York. In the deposit agreement, we have submitted to the non-exclusive jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf. Any action based on the deposit agreement, the ADSs, the ADRs or the transactions contemplated therein or thereby may also be instituted by the depositary against us in any competent court in the Cayman Islands, Hong Kong, the People’s Republic of China, the United States and/or any other court of competent jurisdiction.

Under the deposit agreement, by holding or owning an ADR or ADS or an interest therein, ADR holders and beneficial owners each irrevocably agree that any legal suit, action or proceeding against or involving ADR holders or beneficial owners brought by us or the depositary, arising out of or based upon the deposit agreement, the ADSs, the ADRs or the transactions contemplated thereby, may be instituted in a state or federal court in New York, New York, irrevocably waive any objection which you may have to the laying of venue of any such proceeding, and irrevocably submit to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding. By holding or owning an ADR or ADS or an interest therein, ADR holders and beneficial owners each also irrevocably agree that any legal suit, action or proceeding against or involving the depositary brought by ADR holders or beneficial owners, arising out of or based upon the deposit agreement, the ADSs, the ADRs or the transactions contemplated thereby, may only be instituted in a state or federal court in New York, New York.

Notwithstanding the foregoing, (i) the depositary may, in its sole discretion, elect to institute any dispute, suit, action, controversy, claim or proceeding directly or indirectly based on, arising out of or relating to the deposit agreement, the ADSs, the ADRs or the transactions contemplated therein or thereby, including without limitation any question regarding its or their existence, validity, interpretation, performance or termination, against any other party or parties to the deposit agreement (including, without limitation, against ADR holders and beneficial owners of interests in ADSs), by having the matter referred to and finally resolved by an arbitration conducted under the terms described below, and (ii) the depositary may in its sole discretion require, by written notice to the relevant party or parties, that any dispute, suit, action, controversy, claim or proceeding against the depositary by any party or parties to the deposit agreement (including, without limitation, by ADR holders and beneficial owners of interests in ADSs) shall be referred to and finally settled by an arbitration conducted under the terms described below. Any such arbitration shall be conducted in the English language either in New York, New York in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in Hong Kong following the arbitration rules of the United Nations Commission on International Trade Law (UNCITRAL).

Jury Trial Waiver

In the deposit agreement, each party thereto (including, for the avoidance of doubt, each holder and beneficial owner of, and/or holder of interests in, ADSs or ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or us directly or indirectly arising out of, based on or relating in any way to the shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory), including any claim under the U.S. federal securities laws.

If we or the depositary were to oppose a jury trial demand based on such waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable state and federal law, including whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. The waiver to right to a jury trial in the deposit agreement is not intended to be deemed a waiver by any holder or beneficial owner of ADSs of our or the depositary’s compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Jurisdiction

We have agreed with the depositary that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, state courts in New York County, New York) shall have exclusive jurisdiction to hear and determine any dispute arising from or relating in any way to the deposit agreement.

The deposit agreement provides that, by holding an ADS or an interest therein, you irrevocably agree that any legal suit, action or proceeding against or involving us or the depositary arising out of or related in any way to the deposit agreement, the ADSs, American depositary receipts or the transactions contemplated thereby or by virtue of ownership thereof, may only be instituted in the United States District Court for the Southern District of New York (or, if the Southern District of New York lacks subject matter jurisdiction over a particular dispute, in the state courts of New York County, New York), and by holding an ADS or an interest therein you irrevocably waive any objection which you may now or hereafter have to the laying of venue of any such proceeding, and irrevocably submit to the exclusive jurisdiction of such courts in any such suit, action or proceeding. The deposit agreement also provides that the foregoing agreement and waiver shall survive your ownership of ADSs or interests therein.

SHARES ELIGIBLE FOR FUTURE SALES

Upon completion of this offering, we will have          ADSs outstanding, representing approximately         % of our outstanding ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs. We intend to apply to list the ADSs on [the New York Stock Exchange/Nasdaq Global Market], but we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

[Lock-up Agreements

We have agreed, for a period of [180] days after the date of this prospectus, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our ordinary shares or ADSs or securities that are substantially similar to our ordinary shares or ADSs, including, but not limited to, any options or warrants to purchase our ordinary shares, ADSs or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ordinary shares, ADSs or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the representatives of the underwriters.

Furthermore, [our directors, executive officers and all of our existing shareholders] has also entered into a similar lock-up agreement for a period of [180] days after the date of this prospectus, subject to certain exceptions, with respect to our ordinary shares, ADSs and securities that are substantially similar to our ordinary shares or ADSs. [These restrictions also apply to any ADSs acquired by our directors and executive officers in the offering pursuant to the directed share program, if any.] These parties collectively own [all of] our outstanding ordinary shares, without giving effect to this offering.

The restrictions described in the preceding paragraphs will be automatically extended under certain circumstances. See “Underwriting.”

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our ADSs or ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our ADSs or ordinary shares may dispose of significant numbers of our ADSs or ordinary shares in the future. We cannot predict what effect, if any, future sales of our ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the trading price of our ADSs from time to time. Sales of substantial amounts of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our ADSs.]

Rule 144

All of our ordinary shares that will be outstanding upon the completion of this offering, other than those ordinary shares underlying the ADSs sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

•

1% of the then outstanding ordinary shares of the same class, represented by ADSs or otherwise, which immediately after this offering will equal              ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs; or

•

the average weekly trading volume of our ordinary shares of the same class, represented by ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

TAXATION

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, China and the United States.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the shares, nor will gains derived from the disposal of our shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of the shares or on an instrument of transfer in respect of a share.

PRC Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside China with “de facto management body” within China considered a “resident enterprise.” The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

New Ruipeng Pet Group Inc. is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside China. As such we do not believe that our company meets all of the conditions of “de facto management body” above or is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

If the PRC tax authorities determine that New Ruipeng Pet Group Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within China. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of New Ruipeng Pet Group Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and China in the event that New Ruipeng Pet Group Inc. is treated as a PRC resident enterprise. See “Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that acquires our ADSs in this offering and holds our ADSs as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect and there can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift or other non-income tax considerations, alternative minimum tax, the Medicare tax on certain net investment income, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	pension plans;

•	cooperatives;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	certain former U.S. citizens or long-term residents;

•	tax-exempt entities (including private foundations);

•	holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;

•	investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•	investors that have a functional currency other than the U.S. dollar;

•	persons that actually or constructively own ADSs or ordinary shares representing 10% or more of our stock (by vote or value); or

•	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or ordinary shares through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below. Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income (the “income test”) or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Based upon our current and projected income and assets, including the expected cash proceeds from this offering, and projections as to the value of our assets, taking into account the projected market value of our ADSs following this offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we will are or become a PFIC for any taxable year is a fact intensive determination made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our ADSs may cause us to be or become classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account the expected cash proceeds from, and our anticipated market capitalization following this offering. If our market capitalization is less than anticipated or subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being or becoming classified as a PFIC may substantially increase. Because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

The discussion below under “––Dividends” and “––Sale or Other Disposition of ADSs” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, the PFIC rules discussed below under “––Passive Foreign Investment Company Rules” generally will apply to such U.S. Holder for such taxable year, and unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC.

Dividends

Any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, the full amount of any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction generally allowed to corporations. Dividends received by individuals and certain other non-corporate U.S. Holders may be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income” provided that certain conditions are satisfied, including that (1) our ADSs or ordinary shares on which the dividends are paid are readily tradeable on an established securities market in the United States, or in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to such a U.S. Holder for the taxable year in which the dividend was paid and the preceding taxable year and (3) certain holding period requirements are met. We expect our ADSs (but not our ordinary shares) which we intend to apply to list on [the New York Stock Exchange/Nasdaq Global Market], will be considered readily tradeable on an established securities market in the United States, although there can be no assurance in this regard.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation described in the preceding paragraph.

Dividends paid on our ADSs or ordinary shares, if any, will generally be treated as income from foreign sources and will generally constitute passive category income for U.S. foreign tax credit purposes. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign taxes withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of our ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be U.S. source gain or loss for U.S. foreign tax credit purposes. Long-term capital gain of individuals and certain other non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, a U.S. Holder that is eligible for the benefits of the Treaty may treat such gain as PRC-source gain under the Treaty. If a U.S. Holder is not eligible for the benefits of the Treaty or fails to treat any such gain as PRC-source, then such U.S. Holder would generally not be able to use any foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or ordinary shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•

the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

•

the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury Regulations. For those purposes, we expect that our ADSs, but not our ordinary shares, will be treated as marketable stock upon their listing on the

[the New York Stock Exchange/Nasdaq Global Market] which is a qualified exchange for these purposes. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in a year when we are classified as a PFIC and we subsequently cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election technically cannot be made for any lower-tier PFICs that we may own, a U.S. Holder that makes the mark-to-market election may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisors regarding the U.S. federal income tax consequences of owning and disposing of our ADSs or ordinary shares if we are or become a PFIC.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley, Credit Suisse Securities (USA) LLC and China International Capital Corporation Hong Kong Securities Limited are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of ADSs indicated below:

Underwriter	Number of ADSs
Morgan Stanley
Credit Suisse Securities (USA) LLC
China International Capital Corporation Hong Kong Securities Limited

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The underwriters initially propose to offer part of the ADSs directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of US$             per ADS under the initial public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase on a pro rata basis up to                 additional ADSs at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. [The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus.] To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs listed next to the names of all underwriters in the preceding table.

The following table shows the per ADS and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                  ADSs.

	Per ADS		Total
	Without Option to Purchase Additional ADSs	With Option to Purchase Additional ADSs	Without Option to Purchase Additional ADSs	With Option to Purchase Additional ADSs
Public offering price	US$	US$	US$	US$
Underwriting discounts and commissions paid by us	US$	US$	US$	US$
Proceeds to us, before expenses	US$	US$	US$	US$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately US$            .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ADSs offered by them.

Certain of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. China International Capital Corporation Hong Kong Securities Limited is not a broker-dealer registered with the SEC, and, to the extent that its conduct may be deemed to involve participation in offers or sales of ordinary shares in the United States, those offers or sales will be made through one or more SEC-registered broker-dealers in compliance with applicable laws and regulations.

We intend to apply for the listing of our ADSs on the New York Stock Exchange/the NASDAQ Global Market under the trading symbol “     .”

We, [our directors, executive officers and all of our existing shareholders] have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs, or enter into a transaction that would have the same effect;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of ordinary shares or ADSs.

whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any ordinary shares, ADSs or any security convertible into or exercisable or exchangeable for ordinary shares or ADSs.

The restrictions described in the immediately preceding paragraph do not apply to:

•	[the sale of ordinary shares or ADSs to the underwriters;

•

transactions by any person other than us relating to ordinary shares, ADSs or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is required or voluntarily made in connection with subsequent sales of the ordinary shares, ADSs or other securities acquired in such open market transactions; or

•

facilitating the establishment of a trading plan on behalf of a shareholder, officer or director of our company pursuant to Rule 10b5-1 under the Exchange Act for the transfer of ordinary shares or ADSs, provided that (i) such plan does not provide for the transfer of ordinary shares or ADSs during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by our company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of ordinary shares or ADSs may be made under such plan during the restricted period.]

The representatives, in their sole discretion, may release the ordinary shares, ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the ADSs, the underwriters may engage in stabilizing transactions, over- allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ADSs over-allotted by the underwriters is not greater than the number of ADSs available for purchase by the underwriters under the over-allotment option. In a naked short position, the number of ADSs involved is greater than the number of ADSs in the over-allotment option. The underwriters can close out a covered short position by exercising the over-allotment option and/or purchasing ADSs in the open market.

•

Syndicate covering transactions involve purchases of the ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ADSs to close out a covered short position, the underwriters will consider, among other things, the open market price of ADSs as compared to the price available under the over-allotment option. The underwriters may also sell ADSs in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering.

•

As an additional means of facilitating this offering, the underwriters may bid for, and purchase, ADSs in the open market to stabilize the price of the ADSs. Finally, the underwriters may reclaim selling concessions allowed to an underwriter or a dealer for distributing the ADSs in this offering, if the syndicate repurchases previously distributed ADSs to cover syndicate short positions or to stabilize the price of the ADSs.

These activities may raise or maintain the market price of the ADSs above independent market levels or prevent or retard a decline in the market price of the ADSs. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained in any other website maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in businesses similar to ours.

We cannot assure you that the initial public offering price will correspond to the price at which our ordinary shares or ADSs will trade in the public market subsequent to this offering or that an active trading market for our ordinary shares or ADSs will develop and continue after this offering.

[Directed Share Program

At our request, the underwriters have reserved up to             % of the ADSs to be issued by us and offered by this prospectus for sale, at the initial public offering price, to our directors, officers, employees, business associates and related persons. The number of ADSs available for sale to the general public will be reduced to the extent these individuals purchase such reserved ADSs. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same basis as the other ADSs offered by this prospectus. For our directors and officers purchasing ADSs through the directed share program, the lock-up agreements described above shall govern with respect to their purchases.]

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission or ASIC, in relation to the offering.

This document:

(a)	does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (Cth) or Corporations Act;

(b)

has not been, and will not be, lodged with the Australian Securities & Investments Commission, as a disclosure document for the purposes of Corporations Act and does not purport to include the information required of a prospectus, product disclosure document or other disclosure document for the purposes of the Corporations Act; and

(c)

may only be provided in Australia to select investors, or the Exempt Investor, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ADSs without disclosure to investors under Chapter 6D of the Corporations Act.

The ADSs may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the ADSs may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any ADSs may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the ADSs, you represent and warrant to us that you are an Exempt Investor.

As any offer of ADSs under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the ADSs you undertake to us that you will not, for a period of 12 months from the date of issue of the ADSs, offer, transfer, assign or otherwise alienate those ADSs to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Any person acquiring securities must observe such Australian on-sale restrictions. This document contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this document is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Canada

The ADSs may be sold in Canada only to purchasers in the provinces of Ontario, Quebec, Alberta and British Columbia purchasing, or deemed to be purchasing on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the ADSs.

By purchasing the ADSs in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to the underwriters and the dealers from whom the purchase confirmation is received that:

(a)

the purchaser is entitled under applicable provincial securities laws to purchase the ADSs without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106—Prospectus Exemptions,

(b)	the purchaser is a “permitted client” as defined in National Instrument 31-103—Registration Requirements, Exemptions and Ongoing Registrant Obligations,

(c)	where required by law, the purchaser is purchasing as principal and not as agent, and

(d)	the purchaser has reviewed the text above under Resale Restrictions.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts or NI 33-105, the Canadian purchasers are hereby notified that the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

Dubai International Finance Center, or DIFC

This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority. This document is intended for distribution only to Persons, as defined in the Markets Rules 2012 of the Dubai Financial Services Authority, of a type specified in those rules. It must not be delivered to, or relied on by, any other Person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set forth herein and has no responsibility for this document. The ADSs to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document, you should consult an authorized financial adviser.

In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ADSs may not be offered or sold directly or indirectly to the public in the DIFC.

European Economic Area

In relation to each Member State of the European Economic Area, each a Member State, no ADSs have been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of ADSs may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation.

provided that no such offer of shares shall require us or any of our representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the

Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the representatives and us that it is a “qualified investor” as defined in the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5 of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to any ADSs in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

Hong Kong

The ADSs have not been offered or sold and will not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong). No advertisement, invitation or document relating to the ADSs has been or may be issued or has been or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus may be distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds; provident funds; insurance companies; banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange Ltd., underwriters, each purchasing for their own account; venture capital funds; entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors shall be required to submit written confirmation that they fall within the scope of the Addendum.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), or the FIEL, has been made or will be made with respect to the solicitation of the application for the acquisition of the ADSs.

Accordingly, the shares of the ADSs have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors, or QII

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the ADSs constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article he23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the ADSs. The ADSs may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the ADSs constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the ADSs. The ADSs may only be transferred en bloc without subdivision to a single investor.

Kingdom of Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the board of the Capital Market Authority, or CMA, pursuant to resolution number 2-11-2004 dated October 4, 2004 as amended by resolution number 1-28-2008, as amended or the CMA Regulations. The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus, you should consult an authorized financial adviser. By accepting this prospectus and other information relating to the offering of the securities in the Kingdom of Saudi Arabia, each recipient represents that he is a “sophisticated investor”, as set out in the prospectus.

Korea

The ADSs may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The ADSs have not been and will not be registered under the Financial Investment Services and Capital Markets Act of Korea and the decrees and regulations thereunder, and the ADSs have been and will be offered in Korea as a private placement under the FSCMA. Furthermore, the purchaser of the ADSs shall comply with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the ADSs. By the purchase of the ADSs, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the ADSs pursuant to the applicable laws and regulations of Korea.

Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive

Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the securities has been or will be registered with the Securities Commission of Malaysia, or Commission, for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than to persons falling within the categories specified under Schedule 6 or Section 229(l)(b), Schedule 7 or Section 230(l)(b) and Schedule 8 or Section 257(3) of the Capital Market and Services Act, 2007 of Malaysia: (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the ADSs as principal, if the offer is on terms that the ADSs may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the ADSs is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007. The Securities Commission of Malaysia shall not be liable for any non-disclosure on the part of our company and assumes no responsibility for the correctness of any statements made or opinions or reports expressed in this prospectus.

Mexico

None of the ADSs or the ordinary shares have been or will be registered with the National Securities Registry (Registro Nacional de Valores) maintained by the Mexican National Banking and Securities Commission (Commission Nacional Bancaria y de Valores), or CNBV, of Mexico and, as a result, may not be offered or sold publicly in Mexico. The ADSs and the ordinary shares may only be sold to Mexican institutional and qualified investors, pursuant to the private placement exemption set forth in the Mexican Securities Market Law (Ley del Mercado de Valores).

People’s Republic of China

This prospectus has not been and will not be circulated or distributed in the PRC, and the ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC or for the benefit of, legal or natural persons of the PRC except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations. Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the ADSs or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this prospectus are required by the issuer and its representatives to observe these restrictions.

Singapore

This prospectus or any other offering material relating to our ADSs has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs may not be circulated or distributed, nor may our ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, as modified or amended from time to time including by any subsidiary legislation as may be applicable at the relevant time (together, the “SFA”), (ii) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals , each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA; (2) where no consideration is or will be given for the transfer; (3) where the transfer is by operation of law; or (4) as specified in Section 276(7) of the SFA.

Notification under Section 309B(1)(c) of the SFA: We have determined that the ADSs shall be (A) prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and (B) Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

State of Qatar

The ADSs described in this prospectus have not been, and will not be, offered, sold or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering. This prospectus has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority or Qatar Central Bank and may not be publicly distributed. This prospectus is intended for the original recipient only and must not be provided to any other person. It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.

Switzerland

This document is not intended to constitute an offer or solicitation to purchase or invest in the ADSs described herein. The ADSs may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document, any other offering or marketing material relating to the securities does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, nor our company or the ADSs have been or will be filed with or approved by any Swiss regulatory authority or be publicly distributed or otherwise made publicly available in Switzerland. In particular, this prospectus will not be filed with, and the offer of the ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or the CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the ADSs.

Taiwan

The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that requires a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the ADSs in Taiwan.

United Arab Emirates

The ADSs have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates other than in compliance with the laws of the United Arab Emirates governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority. Prospective investors in the Dubai International Financial Centre should have regard to the specific notice to prospective investors in the Dubai International Financial Centre set out above.

United Kingdom

An offer to the public of any ADSs may not be made in the United Kingdom, except that an offer to the public in the United Kingdom of any ADSs may be made at any time under the following exemptions under the UK Prospectus Regulation:

(a)	to any legal entity which is a “qualified investor” as defined under the UK Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(c)	in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000 (as amended, “FSMA”),

provided that no such offer of ADSs shall result in a requirement for our company or any underwriter to publish a prospectus pursuant to section 85 of the FSMA or a supplemental prospectus pursuant to Article 23 of the UK Prospectus Regulation and each person who initially acquires any ADSs or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the underwriters and our company that it is a qualified investor within the meaning of Article 2 of the UK Prospectus Regulation.

In the case of any ADSs being offered to a financial intermediary as that term is used in Article 1(4) of the UK Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted and agreed that the ADSs acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any ADSs to the public, other than their offer or resale in the United Kingdom to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to any ADSs in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, Inc. (“FINRA”) filing fee, and the [stock exchange application and listing fee], all amounts are estimates.

SEC Registration Fee	US$
FINRA Fee
[Stock exchange application and listing fee]
Printing and Engraving Expenses
Legal Fees and Expenses
Accounting Fees and Expenses
Miscellaneous

Total	US$

LEGAL MATTERS

We are being represented by Skadden, Arps, Slate, Meagher & Flom LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Davis Polk & Wardwell LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the ordinary shares represented by the ADSs to be sold in this offering will be passed upon for us by Maples and Calder (Hong Kong) LLP. Certain legal matters as to PRC law will be passed upon for us by Haiwen & Partners and for the underwriters by Commerce & Finance Law Offices. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law and Haiwen & Partners with respect to matters governed by PRC law. Davis Polk & Wardwell may rely upon Commerce & Finance Law Offices with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements of Ruipeng Pet Group Inc. at December 31, 2020 and 2021 and for the years then ended, appearing in this prospectus and registration statement have been audited by Ernst & Young Hua Ming LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The office of Ernst & Young Hua Ming LLP is located at 50/F, Shanghai World Financial Center, 100 Century Avenue, Pudong New Area, Shanghai, the People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying ordinary shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. We maintain our website at https://www.ruipengpet.com.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, if we so request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

NEW RUIPENG PET GROUP INC.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of New Ruipeng Pet Group Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of New Ruipeng Pet Group Inc. (the Company) as of December 31, 2020 and 2021, the related consolidated statements of net loss, comprehensive loss, redeemable ordinary shares and other shareholders’ equity (deficit) and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2020.

Shanghai, the People’s Republic of China

May 17, 2022

NEW RUIPENG PET GROUP INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

		As of December 31,
	Notes	2020	2021	2021
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		4,024,308	772,640	121,244
Restricted cash		—	914,725	143,540
Short-term investments	5	—	893,598	140,225
Accounts receivable, net		92,713	125,872	19,752
Inventories		423,646	729,935	114,543
Prepaid expenses and other current assets	6	416,920	720,752	113,102
Amounts due from related parties	18	8,246	916	144

Total current assets		4,965,833	4,158,438	652,550

Non-current assets:
Property and equipment, net	7	805,176	999,218	156,799
Intangible assets, net	8	113,389	129,307	20,291
Long-term investments	9	97,002	107,390	16,852
Goodwill	10	2,604,859	3,898,947	611,830
Other non-current assets		110,611	201,392	31,602

Total non-current assets		3,731,037	5,336,254	837,374

Total assets		8,696,870	9,494,692	1,489,924

LIABILITIES, REDEEMABLE ORDINARY SHARES AND OTHER SHAREHOLDERS’ DEFICIT
Current liabilities:
Short-term bank borrowings	11	350,000	1,392,280	218,479
Accounts payable		180,654	237,759	37,310
Income tax payable		12,244	1,920	301
Contract liabilities		234,778	355,722	55,820
Accrued expenses and other liabilities	12	1,151,283	1,535,527	240,958

Total current liabilities		1,928,959	3,523,208	552,868

Commitments and contingencies	21

The accompanying notes are an integral part of these consolidated financial statements.

NEW RUIPENG PET GROUP INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

		As of December 31,
	Notes	2020	2021	2021
		RMB	RMB	US$
LIABILITIES, REDEEMABLE ORDINARY SHARES AND OTHER SHAREHOLDERS’ DEFICIT (CONTINUED)
Non-current liabilities:
Deferred tax liabilities	13	5,220	9,418	1,478

Total non-current liabilities		5,220	9,418	1,478

Total liabilities		1,934,179	3,532,626	554,346

Redeemable ordinary shares:
Redeemable ordinary shares - par value of US$0.000001 per share; 8,017,621,030 and 8,044,516,894 shares issued and outstanding; liquidation preference of RMB9,474,839 and RMB9,345,241 (US$1,466,472) as of December 31, 2020 and 2021	16	8,361,156	8,243,339	1,293,559

Other shareholders’ deficit:
Ordinary shares - par value of US$0.000001 per share; 50,000,000,000 and 50,000,000,000 shares authorized, 4,128,017,000 and 5,519,763,566 shares issued and 4,068,017,000 and 5,422,013,363 outstanding (excluding those reflected as redeemable ordinary shares) as of December 31, 2020 and 2021	15	28	37	6
Additional paid-in capital		555,679	1,076,616	168,945
Treasury shares - 60,000,000 and 97,750,203 shares as of December 31, 2020 and 2021		—	—	—
Accumulated other comprehensive income		260,326	420,200	65,939
Accumulated deficit		(2,534,595)	(3,831,748)	(601,285)

Total New Ruipeng Pet Group Inc. shareholders’ deficit		(1,718,562)	(2,334,895)	(366,395)
Non-controlling interests		120,097	53,622	8,414

Total other shareholders’ deficit		(1,598,465)	(2,281,273)	(357,981)

TOTAL LIABILITIES, REDEEMABLE ORDINARY SHARES AND OTHER SHAREHOLDERS’ DEFICIT		8,696,870	9,494,692	1,489,924

The accompanying notes are an integral part of these consolidated financial statements.

NEW RUIPENG PET GROUP INC.

CONSOLIDATED STATEMENTS OF NET LOSS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

		For the Years ended December 31,
	Notes	2020	2021	2021
		RMB	RMB	US$
Revenues	19
Services
Pet care services		2,053,955	2,973,521	466,610
Product
Supply chain		591,732	1,280,311	200,909
Local services		362,598	529,839	83,143

Total revenues		3,008,285	4,783,671	750,662
Cost of revenues
Services
Pet care services		(1,969,207)	(2,872,948)	(450,829)
Product
Supply chain		(508,356)	(1,133,886)	(177,931)
Local services		(388,241)	(553,676)	(86,884)

Total cost of revenues		(2,865,804)	(4,560,510)	(715,644)

Gross profit		142,481	223,161	35,018

Operating expenses:
Sales and marketing		(174,720)	(357,173)	(56,049)
General and administrative		(895,681)	(1,136,143)	(178,285)
Research and development		(52,332)	(82,656)	(12,971)

Total operating expenses		(1,122,733)	(1,575,972)	(247,305)

Loss from operations		(980,252)	(1,352,811)	(212,287)
Interest income		18,593	34,493	5,414
Interest expense		(12,993)	(32,631)	(5,121)
Foreign exchange gain (loss)		1,471	(390)	(62)
Share of net loss from equity method investments		(290)	(626)	(98)
Remeasurement gain on step acquisitions	9	6,609	54,337	8,527
Fair value loss of contingent consideration	2	(21,277)	(2,123)	(333)
Gain on disposal of subsidiaries		—	509	80

Loss before income taxes		(988,139)	(1,299,242)	(203,880)
Income tax expense	13	(11,645)	(12,014)	(1,885)

Net loss		(999,784)	(1,311,256)	(205,765)
Net loss attributable to non-controlling interests		26,375	14,103	2,213

Foreign exchange loss on foreign currency denominated redeemable ordinary shares		(186,396)	(74,390)	(11,673)

Net loss attributable to New Ruipeng Pet Group Inc.		(1,159,805)	(1,371,543)	(215,225)

Net loss per share attributable to ordinary shares:
Basic and diluted	22	(0.10)	(0.11)	(0.02)

Weighted average shares used to compute net loss per share attributable to ordinary shares:
Basic and diluted	22	5,179,509,953	5,008,056,549	5,008,056,549

The accompanying notes are an integral part of these consolidated financial statements.

NEW RUIPENG PET GROUP INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

	For the Years ended December 31,
	2020	2021	2021
	RMB	RMB	US$
Net loss	(999,784)	(1,311,256)	(205,765)
Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments	266,154	159,874	25,088

Comprehensive loss	(733,630)	(1,151,382)	(180,677)
Comprehensive loss attributable to non-controlling interests	26,375	14,103	2,213

Comprehensive loss attributable to New Ruipeng Pet Group Inc.	(707,255)	(1,137,279)	(178,464)

The accompanying notes are an integral part of these consolidated financial statements.

NEW RUIPENG PET GROUP INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE ORDINARY SHARES AND OTHER SHAREHOLDERS’ EQUITY (DEFICIT)

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares)

				Attributable to New Ruipeng Pet Group Inc.
		Redeemable ordinary shares		Ordinary shares		Additional paid-in capital	Treasury shares		Accumulated other comprehensive (loss) income	Accumulated deficit	Total New Ruipeng Pet Group Inc. shareholders’ equity (deficit)	Non- controlling interests	Total shareholders’ equity (deficit)
	Notes	Number of Shares	Amount	Number of Shares	Amount		Number of Shares	Amount
			RMB		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020		5,063,984,136	3,334,530	4,582,480,000	32	789,142	—	—	(5,828)	(424,621)	358,725	229,362	588,087
Issuance of redeemable ordinary shares	16	1,718,846,894	3,813,219	—	—	—	—	—	—	—	—	—	—
Acquisition of non-controlling interests	15	—	—	127,790,240	1	20,775	—	—	—	—	20,776	(86,905)	(66,129)
Release of shares related to prior year’s acquisition of subsidiaries	4	—	—	592,536,760	4	(4)	—	—	—	—	—	—	—
Conversion from permanent equity to mezzanine equity	16	1,234,790,000	1,481,338	(1,234,790,000)	(9)	(344,764)	—	—	—	(1,136,565)	(1,481,338)	—	(1,481,338)
Net loss		—	—	—	—	—	—	—	—	(973,409)	(973,409)	(26,375)	(999,784)
Foreign currency translation adjustments		—	(454,327)	—	—	—	—	—	266,154	—	266,154	—	266,154
Foreign exchange loss on foreign currency denominated redeemable ordinary shares			186,396	—	—	(186,396)	—	—	—	—	(186,396)	—	(186,396)
Acquisition of subsidiaries	4	—	—	—	—	270,965	—	—	—	—	270,965	4,015	274,980
Share-based compensation	17	—	—	—	—	5,961	—	—	—	—	5,961	—	5,961
Issuance of shares to share based payment vehicles	17	—	—	60,000,000	—	—	(60,000,000)	—	—	—	—	—	—
Balance as of December 31, 2020		8,017,621,030	8,361,156	4,128,017,000	28	555,679	(60,000,000)	—	260,326	(2,534,595)	(1,718,562)	120,097	(1,598,465)

Acquisition of non-controlling interests	15	—	—	366,602,362	3	(15,955)	—	—		—	(15,952)	(92,233)	(108,185)
Release of shares related to prior year’s acquisition of subsidiaries	4	—	—	475,725,334	3	(3)	—	—	—	—	—	—	—
Settlement of contingent consideration related to prior years’ acquisitions	2	—	—	28,257,722	—	29,925	—	—	—	—	29,925	—	29,925
Net loss		—	—	—	—	—	—	—	—	(1,297,153)	(1,297,153)	(14,103)	(1,311,256)
Foreign currency translation adjustments		—	(192,207)	—	—	—	—	—	159,874	—	159,874	—	159,874
Foreign exchange loss on foreign currency denominated redeemable ordinary shares		—	74,390	—	—	(74,390)	—	—	—	—	(74,390)	—	(74,390)
Acquisition of subsidiaries	4	—	—	348,121,471	2	549,196	89,335,455	1		—	549,199	65,097	614,296
Disposal of subsidiaries		—	—	—	—	—	—	—	—	—	—	(25,236)	(25,236)
Share-based compensation	17	—	—	30,954,019	—	32,164	15,000,000	—	—	—	32,164	—	32,164
Issuance of shares to share based payment vehicles	17	—	—	30,000,000	—	—	(30,000,000)	—	—	—	—	—	—
Issuance of redeemable ordinary shares under warrants	16	26,895,864	—	—	—	—	—	—	—	—	—	—	—
Issuance of shares to vehicles for future acquisition of subsidiaries	15	—	—	112,085,658	1	—	(112,085,658)	(1)	—	—	—	—	—

Balance as of December 31, 2021		8,044,516,894	8,243,339	5,519,763,566	37	1,076,616	(97,750,203)	—	420,200	(3,831,748)	(2,334,895)	53,622	(2,281,273)

Balance as of December 31, 2021, in US$			1,293,559	—	6	168,945	—	—	65,939	(601,285)	(366,395)	8,414	(357,981)

The accompanying notes are an integral part of the consolidated financial statements.

NEW RUIPENG PET GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

		For the Years ended December 31,
	Notes	2020	2021	2021
		RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss		(999,784)	(1,311,256)	(205,765)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	7	294,542	335,565	52,658
Amortization	8	19,401	21,425	3,362
Allowance for accounts and other receivables		—	9,635	1,512
Loss on disposal of property and equipment		9,651	12,185	1,912
Share of net loss from equity method investments		290	626	98
Remeasurement gain on step acquisitions	9	(6,609)	(54,337)	(8,527)
Fair value loss of contingent consideration	2	21,277	2,123	333
Gain on disposal of subsidiaries		—	(509)	(80)
Share-based compensation	17	5,961	42,114	6,609
Deferred tax benefit	13	(1,305)	(1,414)	(222)
Changes in operating assets and liabilities:
Accounts receivable, net		(5,533)	(19,072)	(2,993)
Inventories		(79,483)	(206,718)	(32,439)
Prepaid expenses and other current assets		(24,456)	(172,492)	(27,068)
Amounts due from related parties	18	(281)	7,330	1,150
Accounts payable		29,131	20,176	3,166
Income tax payable		1,775	(10,323)	(1,620)
Contract liabilities		107,585	78,073	12,251
Accrued expenses and other liabilities		151,731	80,096	12,571

Net cash used in operating activities		(476,107)	(1,166,773)	(183,092)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of subsidiaries, equity method investments and equity investments without readily determinable fair value, net of cash acquired	4,9	(130,733)	(657,052)	(103,106)
Settlement of amounts due to the former shareholders of acquired entities		(18,847)	(96,376)	(15,124)
Purchase of property and equipment		(181,728)	(425,143)	(66,714)
Acquisitions of intangible assets		(7,658)	(9,818)	(1,541)
Proceeds from maturity of short-term investments		—	1,486,969	233,338
Purchase of short-term investments		—	(2,397,875)	(376,279)

Net cash used in investing activities		(338,966)	(2,099,295)	(329,426)

The accompanying notes are an integral part of the consolidated financial statements.

NEW RUIPENG PET GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

		For the Years ended December 31,
	Notes	2020	2021	2021
		RMB	RMB	US$
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings		349,596	1,491,781	234,093
Repayments of short-term borrowings		(40,156)	(458,341)	(71,924)
Proceeds from issuance of redeemable ordinary shares		3,813,219	—	—
Acquisition of non-controlling interests		(89,256)	(46,188)	(7,248)
Payments of deferred initial public offering (“IPO”) costs		—	(15,403)	(2,417)

Net cash provided by financing activities		4,033,403	971,849	152,504
Effect of exchange rate changes on cash, cash equivalents and restricted cash		(167,373)	(42,724)	(6,704)

Net increase in cash, cash equivalents and restricted cash		3,050,957	(2,336,943)	(366,718)

Cash, cash equivalents and restricted cash at the beginning of the year		973,351	4,024,308	631,502

Cash, cash equivalents and restricted cash at the end of the year		4,024,308	1,687,365	264,784

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets:
Cash and cash equivalents		4,024,308	772,640	121,244
Restricted cash		—	914,725	143,540

Total cash, cash equivalents and restricted cash		4,024,308	1,687,365	264,784

Supplemental disclosures of cash flow information:
Interest paid		12,993	32,631	5,121
Income tax paid		11,175	23,751	3,727
Supplemental disclosures of non-cash investing and financing activities:
Acquisition of property and equipment included in accrued expenses and other liabilities	12	48,446	33,617	5,275
Share consideration for acquisition of subsidiaries	4	299,691	549,840	86,282
Unpaid cash consideration to the former shareholders related to acquisition of subsidiaries	12	77,139	230,120	36,111
Unpaid cash consideration of acquisition of non-controlling interests	12	18,833	81,559	12,798
Amounts due to the former shareholders of acquired entities	12	169,355	28,620	4,491
Share consideration for acquisition of non-controlling interests	15	35,716	381,983	59,941

The accompanying notes are an integral part of the consolidated financial statements.

NEW RUIPENG PET GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

1.	ORGANIZATION

New Ruipeng Pet Group Inc. (the “Company”, previously named “Ruipeng Pet Group Inc.”) was incorporated in the Cayman Islands on June 14, 2019. The Company, through its subsidiaries (collectively referred to as the “Group”), is principally engaged in pet care service and sales of pet products in the People’s Republic of China (the “PRC” or “China”).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) as determined by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). The consolidated financial statements and accompanying notes include all adjustments necessary for the fair presentation of the Company’s consolidated financial position, results of operations and cash flows for the periods presented.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant estimates reflected in the Company’s consolidated financial statements include, but are not limited to, the useful lives of long-lived assets, the valuation of goodwill and long-lived assets, the valuation of contingent consideration, remeasurement gain on step acquisition, fair value of share based compensation, and assets and liabilities in connection with acquisitions. Management bases its estimates on historical experience and on various other market-specific and relevant assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

Foreign currency

The functional currency of the Company and its overseas subsidiaries is the United States dollar (“US$”), whereas the functional currency of the Company’s PRC subsidiaries is the Renminbi (“RMB”). The Company uses the RMB as its reporting currency.

Transactions denominated in foreign currencies are measured at the exchange rates prevailing on the transaction dates. Monetary assets, liabilities and redeemable ordinary shares denominated in foreign currencies are remeasured at the exchange rates prevailing at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are remeasured using the exchange rates at the dates of the initial

NEW RUIPENG PET GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign currency (continued)

transactions. Exchange gains and losses are included in the consolidated statements of net loss except gains and losses on foreign denominated redeemable ordinary shares which are reflected in equity. The increase or decrease in the carrying amount of the redeemable ordinary shares reduces or increases net loss attributable to ordinary shareholders.

The Company uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive loss, a component of other shareholders’ equity (deficit).

Convenience translation

Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.3726 per US$1.00 on December 30, 2021 as published on the website of the Board of Governors of the Federal Reserve System. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments placed with banks or other financial institutions which are unrestricted as to withdrawal or use, and have original maturities of three months or less when purchased.

Restricted cash

Restricted cash primarily consists of cash reserved in several bank accounts used as collateral for short-term bank borrowings. Restricted cash is expected to be released to cash within the next 12 months and therefore, classified as a current asset.

Short-term investments

Short-term investments consist of bank structured deposits with variable interest rates that are purchased from reputable financial institutions in the PRC, and time deposits with contractual maturities within twelve months. The fair value of the derivative assets bifurcated from the host contracts of bank structured deposits were insignificant during the year ended December 31, 2021.

Accounts receivable, net

Accounts receivable are stated at the invoiced amount, net of allowance for doubtful accounts. The Company estimates an allowance for doubtful accounts based upon the collectability of the receivables in light of historical trends, reasonable and supportable information of the customers’ economic conditions that may affect the customers’ ability to pay and prevailing economic conditions. This evaluation is done in order to identify issues that may impact the collectability of receivables and related estimated required allowance. Revisions to the allowance are recorded as an adjustment to bad debt expense. After appropriate collection efforts are exhausted, specific accounts receivable deemed to be uncollectible are charged against the allowance in the period they are

NEW RUIPENG PET GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts receivable, net (continued)

deemed uncollectible. Recoveries of accounts receivable previously written-off are recorded as credits to bad debt expense. Allowance for doubtful accounts of RMB3,079 and RMB4,154 (US$652) was provided as of December 31, 2020 and 2021.

Inventories

Inventories are comprised of merchandises and consumables. Merchandises consist of (i) essential pet supplies, such as food, treats, dietary supplements, apparel and accessories, cleaning and grooming products, carrier and traveling products, toys, smart litter box and its raw materials, and miscellaneous supplies to be sold in the Company’s veterinary clinics, retail stores and online platforms, (ii) pet medicine, including prescriptions, over-the-counter drugs, vaccine, and parasite control products to be used during medical treatment or sold for home use; (iii) diagnostic equipment. Consumables consist of (i) medical consumables to be used during pet surgeries and operations and (ii) low value consumables for the Company’s supply chain management services, clinic disinfection and daily operations. Inventories are stated at the lower of cost (computed using the weighted average method) and net realizable value. Provisions are made for excessive, slow moving, expired and obsolete inventories as well as for inventories with carrying values in excess of market.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and any recorded impairment. Depreciation is computed using the straight-line method over the estimated useful lives as follows:

Useful Life
Diagnostic equipment	3 - 5 years
Computer and electronic equipment	3 - 5 years
Office equipment	3 - 5 years
Motor vehicles	3 - 5 years
Leasehold improvements	Over the shorter of the expected life of leasehold improvements or the lease term

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterments that extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of net loss.

All direct and indirect costs that are related to the construction of property and equipment and incurred before assets are ready for their intended use are capitalized as construction in progress. Construction in progress is transferred to specific assets items and depreciation of these assets commences when they are ready for their intended use.

NEW RUIPENG PET GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is the fair value at the date of acquisition. Intangible assets are amortized using the straight-line method over the estimated useful lives of the assets.

The estimated useful lives of intangible assets are as follows:

Estimated useful life
Brands	10 years
Acquired technology	10 years
Customer relationships	10 years
Purchased software	5 years

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rental costs applicable to such operating leases are recognized on a straight-line basis over the lease term. Certain of the operating lease agreements contain rent holidays. Rent holidays are considered in determining the straight-line rent expense to be recorded over the lease term.

Long-term investments

Investments in entities in which the Company can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting. Significant influence is generally considered to exist when the Company has an ownership interest in the voting stock of the investee between 20% and 50%. Other factors, such as representation on the investee’s board of directors and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate.

Under the equity method, the Company initially records its investment at cost and the difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill included in equity method investments. The Company subsequently adjusts the carrying amount of its investment to recognize the Company’s proportionate share of undistributed earnings or losses of these entities and subsequent investments. An impairment charge, being the difference between the carrying amount and the fair value of the equity investee, is recognized in the consolidated statements of net loss when the decline in value is considered other than temporary. The Company will discontinue applying the equity method if an investment (plus additional financial support provided to the investee, if any) has been reduced to zero.

For other equity investments without readily determinable fair values, the Company elects to use the measurement alternative to measure such investments at cost minus impairment adjusted by observable price changes in orderly transactions for the identical or a similar investment of the same issuer as of the date that the observable transaction occurred. These investments are measured at fair value on a nonrecurring basis when there are events or changes in circumstances that may have a significant adverse effect. An impairment loss is recognized in the consolidated statements of net loss equal to the amount by which the carrying value exceeds the fair value of the investment.

NEW RUIPENG PET GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Business combinations

The Company accounts for its business combinations using the purchase method of accounting which requires that the consideration transferred to be allocated to the identifiable assets acquired and liabilities assumed by the Company, based on their fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

In a business combination achieved in stages, the Company remeasures its previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the remeasurement gain or loss, if any, is recognized in earnings.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and non-controlling interests is based on various assumptions used in valuation methodologies, i.e. income and market approaches, along with certain judgment from management.

The significant assumptions used in the income approach are revenue growth rates, discount rates, terminal growth rates and economic useful life of acquired intangible assets. To determine discount rates used in the valuation of the equity value of the acquiree in a business combination achieved in stages, the Company uses the weighted average cost of capital (WACC) by considering certain inputs from an industry perspective. To determine discount rates for acquired intangible assets, the Company considered a certain risk premium over WACC for the higher risk profile of the intangible assets. Moreover, a weighted average rate of return test was performed to cross check the overall reasonableness of discount rates used in the intangible assets valuations.

The significant assumptions used in the market approach include selections of comparable companies and revenue multiples and discount for lack of marketability.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired. Goodwill is not amortized but is tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events that are considered to be indicators of impairment.

The Company has the option to assess qualitative factors first to determine whether it is necessary to perform the quantitative impairment test. In the qualitative assessment, the Company primarily considers factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If the Company believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, a quantitative impairment test is required. Otherwise, no further testing is required. Therefore, when the Company performs the quantitative impairment test it compares the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess.

NEW RUIPENG PET GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Goodwill (continued)

The Company elected to bypass the qualitative assessment and proceeded directly to perform the quantitative test for the reporting units for the years ended December 31, 2020 and 2021, with the assistance of a third-party appraiser. The judgment in estimating the fair value of the reporting units includes forecasts of the amount and timing of expected future cash flows, which are based on management’s best estimates of forecasted revenue, gross profit, operating expenses, future capital expenditures, working capital levels and discount rate.

Impairment of long-lived assets other than goodwill

The Company evaluates long-lived assets, including intangible assets with finite lives, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable. When these events occur, the Company evaluates for impairment by comparing the carrying amount of the asset or asset group to future undiscounted net cash flows expected to result from the use of the asset or asset group and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the asset or asset group, the Company would recognize an impairment loss based on the excess of the carrying amount of the asset or asset group over its fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the asset or asset group, when market prices are not readily available for the long-lived assets.

Fair value measurements of financial instruments

U.S. GAAP established a fair value hierarchy for instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Company’s own assumptions (unobservable inputs). Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs are inputs that reflect the Company’s assumptions about the inputs that market participants would use in pricing the assets or liability and are developed based on the best information available in the circumstances. Fair value is the price that would be received to sell an asset or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The Company uses a three-tiered fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1—Observable inputs such as unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date;

Level 2—Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active;

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

U.S. GAAP describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The

NEW RUIPENG PET GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value measurements of financial instruments (continued)

measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair values requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized as Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Cash and cash equivalents, restricted cash, short term investments and time deposits are classified within Level 1 because they are valued by using quoted market prices.

Contingent consideration for the acquisitions of certain subsidiaries in 2020 is classified within Level 3 as the fair value is measured based on inputs linked to the achievement of certain performance targets that are unobservable in the market. The valuation technique is based on market approaches and the significant unobservable inputs include performance targets. The following table presents a reconciliation of the contingent consideration measured at fair value on a recurring basis using Level 3 unobservable inputs for the years ended December 31, 2020 and 2021:

	For the Years ended December 31,
	2020	2021	2021
	RMB	RMB	US$
Beginning balance	7,433	54,660	8,577
Additions related to acquisitions	25,950	—
Fair value loss on contingent consideration	21,277	2,123	333
Settlement of contingent consideration	—	(29,925)	(4,696)

Ending balance	54,660	26,858	4,214

The Company’s other financial instruments include accounts receivable and payable, short-term bank borrowings and certain amount of accrued expenses and other liabilities, as well as prepaid expenses and other current assets. The carrying values of these financial instruments approximate their fair values due to their short-term maturities and are classified within Level 3.

The Company measured its property and equipment, intangible assets and equity method investment at fair value on a nonrecurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable.

Share-based compensation

The Company determines whether a share based award should be accounted for as a liability award or equity award. All of the Company’s share-based awards to employees were classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair values. For awards only with

NEW RUIPENG PET GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Share-based compensation (continued)

service conditions, the Company has elected to recognize compensation expense using the straight-line method for awards granted with graded vesting provided that the amount of compensation cost recognized at any date is at least equal to the portion of the grant date value of the shares that are vested at that date. For awards with performance and service conditions, the Company uses the accelerated method for awards granted with graded vesting. The Company accounts for forfeitures as they occur.

A change in the terms or conditions of the awards is accounted for as a modification of the award. Incremental compensation cost is measured as the excess, if any, of the fair value of the modified award over the fair value of the original award immediately before its terms are modified, measured based on the fair value of the awards and other pertinent factors at the modification date. For vested awards, the Company recognizes incremental compensation cost in the period the modification occurs. For unvested awards, the Company recognizes over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date. If the fair value of the modified award is lower than the fair value of the original award immediately before modification, the minimum compensation cost the Company recognizes is the cost of the original award.

Revenue recognition

Revenue is recognized when control of the promised goods or services is transferred to the Company’s customers, in an amount that reflects the consideration that the Company expects to be entitled to in exchange for those goods or services, net of value-added tax (“VAT”). The Company follows a five steps approach for revenue recognition: (i) identify the contract with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue as or when the Company satisfies a performance obligation.

The Company does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which it recognizes revenue at the amount to which it has the right to invoice for services performed. The Company has determined that its contracts do not include a significant financing component because the Company expects the period between when the Company transfers a promised good or service to a customer and when the customer pays for that good or service will be one year or less.

For all contracts with customers, the Company evaluates whether it is the principal (i.e. to report revenue on a gross basis) or agent (i.e. to report revenue on a net basis). Generally, the Company is the principal in its contracts with customers as it controls the related goods or services before they are transferred to the customer.

Timing of revenue recognition may differ from the timing of invoicing to customers. For certain services customers are required to pay before the services are delivered to the customer. When either party to a revenue contract has performed, the Company recognizes a contract asset or a contract liability in the consolidated balance sheet, depending on the relationship between the Company’s performance and the customer’s payment. The Company’s contract liabilities primarily relate to services not yet completed and products not yet delivered. The Company classifies contract liabilities as current based on the timing of when the Company expects to recognize revenue, which typically occurs within one year.

NEW RUIPENG PET GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (continued)

This revenue recognized was driven primarily by performance obligations of medical cards, membership prepayments, and grooming services being satisfied. The Company did not have any material contract assets as of December 31, 2020 or 2021.

For the year ended December 31, 2020, the increase in the contract liabilities balance was primarily driven by the sales of medical cards and membership prepayments and contract liabilities of RMB10,735 assumed from business combinations, partially offset by revenue of RMB96,656 recognized that was included in the contract liabilities balance as of January 1, 2020.

For the year ended December 31, 2021, the increase in the contract liabilities balance was primarily driven by the sales of medical cards and membership prepayments and contract liabilities of RMB42,871 (US$6,727) assumed from business combinations, partially offset by revenue of RMB214,918 (US$33,725) recognized that was included in the contract liabilities balance as of January 1, 2021.

Pet care services

Pet care services is primarily comprised of pet medical and grooming services. Pet medical services mainly include routine services such as deworming, vaccination, physical examination and sterilization, and specialized care for pets; grooming services mainly include pet bathing and salon services. The duration of this type of outpatient pet medical and grooming services is short, and most of the services are completed within one day. Revenues are recognized when the Company’s obligation to provide pet care services is satisfied. Revenue for grooming services and outpatient services are recognized at a point in time because the performance obligations are generally satisfied over a period of less than one day. For inpatient services, the performance obligation is satisfied over time as the patient simultaneously receives and consumes the benefits of the inpatient services provided. The Company has a right to consideration from its patients in an amount that corresponds directly with the value to the patient of the Company’s performance completed to date (calculated based on fixed pre-determined treatment plan). Therefore, revenues for inpatient services are recognized in the amount to which the Company has a right to invoice. The Company typically requests payment before providing the services but payment may also be due upon completion of the services.

The Company sells different pet medical cards in fixed amounts that include a package of pet services including physical exam, vaccines, deworming and also provide discounts for future medical and grooming services. For service arrangements that include multiple performance obligations, the Company evaluates all the performance obligations in the pet medical cards to determine whether each performance obligation is distinct. Consideration is allocated to each performance obligation based on its standalone selling price. The Company generally determines standalone selling prices based on the prices charged to customers on a standalone basis. The Company recognizes revenue from pet medical cards when the underlying promised goods or services are redeemed by the medical card holders. The medical card holders are also allowed discounts on future medical and grooming services during the card validity period of one year which is accounted for as a material right. The relative standalone selling price of future services is deferred and included as part of contract liabilities in the consolidated balance sheets based on the amount of services that are expected to be provided.

NEW RUIPENG PET GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (continued)

The Company provides animal diagnostic testing services such as pathology, molecular diagnosis and allergenic testing to customers. The Company’s contracts have a single performance obligation which is satisfied upon the rendering of the diagnostic tests and delivery of the test results to the customer at a point in time. The Company’s payment terms are typically 30 to 60 days upon acceptance of the test results from customers.

The Company also provides advertising services for customers to enhance the customer’s brand and image, by tailoring and displaying the customers’ advertisements on the Company’s various online platforms and arranging signage at physical events e.g. awards ceremony (collectively “marketing activities”). As the Company uses the marketing activities to deliver an integrated advertising campaign for the customers, the individual marketing activities are not distinct and the combined marketing activities are considered to be one performance obligation to enhance the customer’s brand and image. The length of the advertising campaigns are generally within 3 months or less and revenues from such arrangements are recognized ratably over the service period, as the customer simultaneously consumes the benefits when the Company provides the services.

Supply chain

The Company sells pet food, medicine and supplies to corporate customers.

Revenue from supply chain is recognized when control passes, which generally occurs at a point in time when customers accept the products upon delivery. The Company’s payment terms are typically 30 to 45 days upon acceptance from customers.

The Company offers discounts, and a right of return for a short period upon the customer’s receipt of the products. Returns are estimated using the expected value method based on historical return patterns. The Company recognizes revenues net of discounts and estimated returns, and records a refund liability included in “Accrued expenses and other liabilities” in the consolidated balance sheets. As of December 31, 2020 and 2021, estimated returns were not significant.

Local services

Local services are primarily comprised of product sales through online platforms and offline channels. Revenue from local services is recognized when control passes, which generally occurs at a point in time when customers accept the products in the hospital or upon delivery. The Company offers discounts, and a right of return for a short period upon the customer’s receipt of the products. Returns are estimated using the expected value method based on historical return patterns. Subsequent sales return is not allowed for product sales from hospitals. The Company recognizes revenues net of discounts and estimated returns, and records a refund liability included in “Accrued expenses and other liabilities” in the consolidated balance sheets. As of December 31, 2020 and 2021, estimated returns were not significant. The Company also provides online coupons to its customers that can only be used with concurrent purchases, and recognizes them as a reduction of revenues when they are utilized by customers in a sales transaction.

NEW RUIPENG PET GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cost of Revenues

Cost of revenues consist primarily of salaries and benefits, product costs, shipping related costs, rental costs, depreciation, utilities, urban maintenance and construction tax, education surcharges and other miscellaneous costs directly attributable to the Company’s revenues.

Research and development expenses

Research and development expenses consist primarily of payroll and related personnel costs for the development and related enhancements of the Company’s internal use software for its operation management. The Company expenses these costs as incurred, unless such costs qualify for capitalization as software development costs, including (i) preliminary project is completed, (ii) management has committed to funding the project and it is probable that the project will be completed and the software will be used to perform the function intended, and (iii) they result in significant additional functionality in the Company’s products. No costs were capitalized during any years presented as the Company has not met all of the necessary capitalization requirements.

Advertising expenses

Advertising expenses represents expenses relating to the marketing of the Company’s online or offline sales channels. Advertising expenses are charged to sales and marketing expense as incurred which amounted to RMB101,945 and RMB165,189 (US$25,922) for the years ended December 31, 2020 and 2021, respectively.

Deferred initial public offering (“IPO”) costs

Direct costs incurred by the Company attributable to its proposed IPO of ordinary shares in the United States have been deferred and recorded as deferred IPO costs in “Other non current assets” in the consolidated balance sheets and will be charged against the gross proceeds received from such offering.

Income taxes

The Company recognizes income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that a portion or all of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Company assesses all material positions taken in any income tax return, including all significant uncertain positions, in all tax years that are still subject to assessment or challenge by relevant taxing authorities. The Company recognizes in the consolidated financial statements the benefit of a tax position which is “more-likely-than-not” to be sustained under examination based solely on the technical merits of the position assuming a review by tax authorities having all relevant information. Tax positions that meet the recognition threshold are measured using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Interest and penalties arising from underpayment of income taxes shall be computed in accordance with the related tax law and are classified in the consolidated statements of net loss as income tax expense.

NEW RUIPENG PET GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Comprehensive loss

Comprehensive loss is defined as the decrease in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners.

Segment Reporting

Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Chief Executive Officer and each of its business lines is a discrete operating and reportable segment.

Employee benefits

All eligible employees of the Company are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Company is required to make contributions to the plan and accrues for these benefits based on certain percentages of the qualified employees’ salaries. The Company recorded employee benefit expenses of RMB270,039 and RMB466,930 (US$73,272) for the years ended December 31, 2020 and 2021, respectively.

Emerging Growth Company Status

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with certain new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it is (i) no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Recent accounting pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842) (“ASU 2016-02”). ASU 2016-02 modifies existing guidance for off-balance sheet treatment of a lessees’ operating leases by requiring lessees to recognize lease assets and lease liabilities. The Company is required to adopt ASU 2016-02 and the respective updates for annual reporting periods beginning after December 15, 2021. The Company will adopt this new standard from January 1, 2022 using a modified retrospective transition method and selects the transition option to continue to apply the legacy guidance in ASC 840, Leases, including its disclosure requirements, in the comparative periods presented and will apply the transition provisions at the beginning of the period of adoption by recording a cumulative adjustment to the opening balance of retained earnings in the year of adopting the new standard. The Company will also elect the package of practical expedients permitted under the transition guidance, which allows the

NEW RUIPENG PET GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent accounting pronouncements (continued)

Company to carryforward historical lease classification, assessment on whether a contract is or contains a lease, and initial direct costs for any leases that exist prior to adoption of the new standard. The Company will also elect the short-term lease exemption for certain classes of underlying assets with a lease term of 12 months or less. The Company currently believes the most significant change will relate to the recognition of right-of-use assets and lease liabilities for the Company’s pet hospitals, offices and warehouses on the Company’s consolidated balance sheet. The Company does not expect any material impact on net assets and the consolidated statement of net loss as a result of adopting the new standard.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. The standard will replace “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost. The standard is effective for the Company for fiscal years and interim periods within those years beginning after December 15, 2022, with early adoption permitted. The Company does not plan to early adopt the standard and it is in the process of evaluating the impact adopting this new standard will have on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This update simplifies the accounting for income taxes as part of the FASB’s overall initiative to reduce complexity in accounting standards. The amendments include removal of certain exceptions to the general principles of ASC 740, Income taxes, and simplification in several other areas such as accounting for a franchise tax (or similar tax) that is partially based on income. The update will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. Certain amendments in this update should be applied retrospectively or modified retrospectively, while all other amendments should be applied prospectively. The Company does not expect the impact of this guidance to have a material impact on the Company’s consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805), The amendments require acquiring entities to apply ASC 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments apply to all entities that enter into a business combination within the scope of ASC 805-10, Business Combinations—Overall. The amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years and it should be applied prospectively to business combinations occurring on or after the effective date of the amendments. The Company is in the process of evaluating the impact adopting this new standard will have on its consolidated financial statements.

3.	CONCENTRATION OF RISKS

Liquidity risk and Capital Resources

The Company has incurred net operating losses each period since inception. During the year ended December 31, 2021, the Company incurred a net loss of RMB1,311,256 (US$205,765). During the year ended December 31, 2021, the Company used RMB1,166,773 (US$183,092) of cash in operations. As of December 31, 2021, the Company had an accumulated deficit of approximately RMB3,831,748 (US$601,285). The Company expects to gradually mitigate operating losses in the foreseeable future by achieving economies of scale in its pet care hospitals, supply chain and local services businesses. To date, the Company has been able to fund its operations

NEW RUIPENG PET GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

3.	CONCENTRATION OF RISKS (CONTINUED)

Liquidity risk and Capital Resources (continued)

through bank borrowings and private placements of redeemable ordinary shares. As of December 31, 2021, the Company had cash and cash equivalents of RMB772,640 (US$121,244), restricted cash of RMB914,725 (US$143,540) and short-term investments of RMB893,598 (US$140,225).

Management believes that the existing cash and cash equivalents and short-term investments, together with unused bank credit facilities, are sufficient for the Company to continue operating activities for at least the next 12 months from the date of issuance of its annual financial statements.

The Company plans to continuously fund its operations through public and private equity financings and bank borrowings. The Company’s ultimate success depends on achieving economies of scale in its pet care hospitals, supply chain and local services businesses. Failure to generate sufficient cash flows from operations, raise additional capital and reduce discretionary spending and investments could have a material adverse effect on the Company’s ability to achieve its intended business objectives. These factors would have a material adverse effect on the Company’s future financial results, financial position and cash flows.

Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, short term investments and accounts receivable. As of December 31, 2020, and 2021, RMB309,767 and RMB2,119,911 (US$332,660), respectively, of the Group’s cash and cash equivalents, restricted cash and short term investments were primarily deposited in financial institutions located in the PRC, which management believes are of high credit quality.

Accounts receivable are typically unsecured and derived from revenue earned from customers in China, which are exposed to credit risk. The risk is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances. The Company maintains reserves for estimated credit losses and these losses have generally been within its expectations. No customers had a receivable balance exceeding 10% of the total accounts receivable balance as of December 31, 2020 and 2021.

No customers generated greater than 10% of total revenues for the years ended December 31, 2020 and 2021.

Amounts due from related parties are typically unsecured. In evaluating the collectability of the amounts due from related parties, the Company considers many factors, including the related parties’ repayment history and their credit-worthiness. An allowance for doubtful accounts is made when collection of the full amount is no longer probable.

Business and economic risks

The Company believes that changes in the following areas could have a material adverse effect on the Company’s future financial position, results of operations or cash flows: changes in the overall demand for the Company’s services; competitive pressures due to new entrants; advances and new trends in new technology; strategic relationships or customer relationships; regulatory considerations; and risks associated with the Company’s ability to attract and retain employees necessary to support its growth.

NEW RUIPENG PET GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

3.	CONCENTRATION OF RISKS (CONTINUED)

Currency convertibility risk

The Company primarily transacts all of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (“PBOC”). However, the unification of the exchange rates does not imply that the RMB may be readily convertible into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For RMB against US$, there was appreciation of approximately 6.5% and 2.3% in the years ended December 31, 2020 and 2021. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future. Any significant revaluation of RMB may materially and adversely affect the Company’s cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, the American depositary shares (“ADS”) in US$.

As of December 31, 2020 and 2021, the Company had US$ denominated cash, cash equivalents and restricted cash of US$569,368 and US$219,323, respectively.

Impact of COVID-19

The COVID-19 pandemic continues to evolve. There are still uncertainties of COVID-19’s future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of COVID-19, possibility of Delta and Omicron outbreak, the development and progress of distribution of COVID-19 vaccine and other medical treatment, the potential change in user behavior, especially on internet usage due to the prolonged impact of COVID-19, the actions taken by government authorities, particularly to contain the outbreak, including lockdown measures, stimulate the economy to improve business condition especially for small and medium enterprises (“SMEs”), almost all of which are beyond the Company’s control. As a result, certain of the Company’s estimates and assumptions, including the valuation of long-term investments and impairment assessments of goodwill and long-lived assets, require significant judgments and carry a higher degree of variabilities and volatilities that could result in material changes to the Company’s current estimates in future periods.

Interest rate risk

The Company is exposed to interest rate risk on its interest-bearing assets and liabilities. As part of its asset and liability risk management, the Company reviews and takes appropriate steps to manage its interest rate exposures on its interest-bearing assets and liabilities. The Company has not been exposed to material risks due to changes in market interest rates, and has not used any stand-alone derivative financial instruments to manage the interest risk exposure during the years presented.

NEW RUIPENG PET GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

4.	BUSINESS COMBINATION

In order to consolidate and optimize the Group’s capacity in certain geographic areas in the PRC for its business in Pet care services, Supply chain and Local services, the Group acquired 20 and 185 pet service groups or companies including 183 and 591 pet hospitals, and 10 and 17 supply chain companies in the year ended December 31, 2020 and 2021, respectively. Except for the supply chain companies which were acquired using the ordinary shares of the supply chain subsidiary (Runhe Supply Chain Group Co., Ltd. (“Runhe”)), the other business combinations were acquired using the Company’s shares. The Group accounted for these acquisitions as business combinations. Total consideration for the 2020 and 2021 acquisitions amounted to RMB674,142 and RMB1,455,715, respectively, including RMB203,931 and RMB761,292 of cash consideration, RMB299,691 and RMB549,840 of Company’s shares, supply chain subsidiary’s shares and contingent share consideration and RMB170,520 and RMB144,583 representing the fair value of pre-existing equity interests. RMB729 and RMB 64,457 represents the fair value of the non-controlling interests. The fair value of the net assets acquired were RMB106,384 and RMB226,084, respectively, including nil and RMB24,400 of intangible assets, respectively, resulting in goodwill of RMB568,487 and RMB1,294,088, respectively, for the years ended December 31, 2020 and 2021. Goodwill represents the expected synergies from the consolidation. Goodwill associated with these acquisitions are not tax deductible.

Further details regarding significant acquisitions the Company made during the years ended December 31, 2020 and 2021 are as follows:

Nanjing Aibr Pet Co., Ltd

On January 1, 2020, the Company acquired the remaining 69.35% equity interests in Nanjing Aibr Pet Co., Ltd (“Nanjing Aibr”) for a purchase consideration of RMB224,843, which included cash of RMB100,000, ordinary shares with fair value of RMB56,000 and the fair value of the 30.65% equity interest previously held of RMB68,843. No gain or loss was recognized on the remeasurement of the previously held equity interest.

The following table summarizes the fair values of assets acquired and liabilities assumed as of the acquisition date:

RMB
Purchase consideration	224,843
Less:
Cash	10,549
Other current assets	24,577
Property and equipment	34,814
Other non-current assets	32,960
Current liabilities	(51,165)
Contract liabilities	(4,485)

Goodwill	177,593

The valuations used in the purchase price allocation described above were determined by the Company with the assistance of a third-party valuation firm. The valuation reports considered generally accepted valuation methodologies such as the income, market and cost approaches.

NEW RUIPENG PET GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

4.	BUSINESS COMBINATION (CONTINUED)

Zhejiang Jiawen Pet Hospital Management Co., Ltd.

On April 19, 2021, the Company acquired the remaining 74.51% equity interests in Zhejiang Jiawen Pet Hospital Management Co., Ltd. (“Zhejiang Jiawen”) for a purchase consideration of RMB328,931, which included cash of RMB100,794, ordinary shares with fair value of RMB145,825 and the fair value of the 25.49% equity interest previously held of RMB82,312. A gain of RMB36,385 was recognized on the remeasurement of the previously held equity interest.

The following table summarizes the fair values of assets acquired and liabilities assumed as of the acquisition date:

RMB
Purchase consideration	328,931
Less:
Cash	619
Other current assets	167,422
Property and equipment	28,075
Other non-current assets	20,069
Current liabilities	(211,164)
Contract liabilities	(25,147)
Other non-current liabilities	(10,797)

Goodwill	359,854

The valuations used in the purchase price allocation described above were determined by the Company with the assistance of a third-party valuation firm. The valuation reports considered generally accepted valuation methodologies such as the income, market and cost approaches.

Shanghai Catlink Intelligent Technology Co., Ltd

On October 1, 2021, the Company acquired a 50.67% equity interests in Shanghai Catlink Intelligent Technology Co., Ltd (“Catlink”) for a purchase consideration of RMB66,528, which included cash of RMB60,000, ordinary shares with fair value of RMB6,528. The non-controlling interests of Liangchong was measured at the acquisition date at fair value of RMB48,295.

NEW RUIPENG PET GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

4.	BUSINESS COMBINATION (CONTINUED)

Shanghai Catlink Intelligent Technology Co., Ltd (continued)

The following table summarizes the fair values of assets acquired and liabilities assumed as of the acquisition date:

RMB
Purchase consideration	66,528
Fair value of non-controlling interests	48,295
Less:
Cash	10,465
Other current assets	58,429
Property and equipment	3,304
Intangible assets	19,700
Current liabilities	(22,079)
Other non-current liabilities	(4,531)

Goodwill	49,535

The valuations used in the purchase price allocation and the fair value of the noncontrolling interest measurement described above were determined by the Company with the assistance of a third-party valuation firm. The valuation reports considered generally accepted valuation methodologies such as the income, market and cost approaches.

Supplemental unaudited pro forma information for all acquisitions has been excluded as they are not material to the consolidated financial statements of the Group.

5.	SHORT-TERM INVESTMENTS

Short-term investments consist of time deposits in commercial banks with maturities within twelve months and bank structured deposits with maturities within three months issued by commercial banks for which the Company has the positive intent and ability to hold those securities to maturity. Time deposits and bank structured deposits are carried at amortized cost which approximate their fair value due to their short-term nature and are classified as Level 2 and Level 3, respectively.

	As of December 31, 2021
	Amortized cost	Gross unrecognized holding gains	Gross unrecognized gains	Fair value
	RMB	RMB	RMB	RMB
Time deposits	892,598	—	—	892,598
Bank structured deposits	1,000	—	—	1,000

Total short-term investments	893,598	—	—	893,598

Total short-term investments (US$)	140,225	—	—	140,225

NEW RUIPENG PET GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Prepaid expenses	183,383	210,651	33,056
Rental and other deposits	25,821	23,336	3,662
Advance to suppliers	84,682	257,945	40,477
VAT recoverable	24,839	31,689	4,973
Staff advance	13,841	24,373	3,825
Rebate of purchase goods	41,316	78,285	12,285
Amounts due from the original shareholders of acquired businesses	6,381	—	—
Receivables from third party payment platforms	20,502	52,040	8,166
Interest receivable	—	18,212	2,858
Others	16,155	24,221	3,800

	416,920	720,752	113,102

7.	PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Diagnostic equipment	629,600	869,843	136,498
Computer and electronic equipment	44,694	81,674	12,817
Office equipment	40,232	46,707	7,329
Motor vehicles	8,445	11,874	1,863
Leasehold improvements	469,918	637,600	100,053

	1,192,889	1,647,698	258,560
Less: Accumulated depreciation	387,713	648,480	101,761

	805,176	999,218	156,799

Depreciation expense for the years ended December 31, 2020 and 2021 were RMB294,542 and RMB335,565 (US$52,658), respectively.

NEW RUIPENG PET GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

8.	INTANGIBLE ASSETS, NET

Intangible assets consist of the following:

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Brands	52,200	71,600	11,236
Customer relationships	69,122	76,733	12,041
Purchased software	28,238	32,350	5,076
Acquired technologies	—	5,000	785

	149,560	185,683	29,138
Less: Accumulated amortization	36,171	56,376	8,847

	113,389	129,307	20,291

Amortization expense for the years ended December 31, 2020 and 2021 were RMB19,401 and RMB21,425 (US$3,362), respectively.

Estimated amortization expense relating to the existing intangible assets with finite lives for each of the next five years is as follows:

Year ending December 31,	RMB	US$
2022	19,831	3,112
2023	18,171	2,851
2024	16,664	2,615
2025	15,248	2,393
2026	14,010	2,198

	83,924	13,169

No impairment losses were recognized for the years ended December 31, 2020 and 2021.

NEW RUIPENG PET GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

9.	LONG-TERM INVESTMENTS

The Company’s percentage of ownership of their long-term investments and carrying values are as follows:

	Percentage of ownership		As of December 31,
Investees	2020	2021	2020	2021	2021
			RMB	RMB	US$
Equity method investments
Zhejiang Jiawen	25%	—	48,536	—	—
Xiamen Anchong Pet Hospital Co., Ltd. (“Xiamen Anchong”)	44%	—	18,932	—	—
Kunming Dongfang Animal Hospital Co., Ltd. (“Kunming Dongfang”)	30%	—	15,749	—	—
Shanghai Anqin Animal Clinic Co., Ltd. (“Shanghai Anqin”)	40%	—	9,801	—	—
Beijing Siwei Enterprise Management Consulting Co., Ltd. (“Beijing Siwei”)	25%	25%	984	994	156
Beijing Kolobo Pet Hospital Co., Ltd. (“Beijing Kolobo”)	—	27%	—	1,262	198
Tianjin Ranova Petfood Co., Ltd. (“Ranova”)	—	20%	—	52,134	8,181

Total equity method investments			94,002	54,390	8,535
Equity investments without readily determinable fair value
Shenzhen Shenzhi Biological Technology Co., Ltd. (“Shenzhen Shenzhi”)	15%	15%	3,000	3,000	471
Shanghai Hanvet Bio-Pharm Co., Ltd. (“Shanghai Hanvet”)	—	20%	—	50,000	7,846
Total equity investments without readily determinable fair value			3,000	53,000	8,317

			97,002	107,390	16,852

The equity method goodwill of the Company’s equity method investments was RMB90,890 and RMB31,661 as of December 31, 2020 and 2021, respectively.

For the years ended December 31, 2020 and 2021, no impairment losses were recognized for long-term investments.

During the year ended December 31, 2021, the Company acquired the remaining equity interests in Zhejiang Jiawen, Xiamen Anchong, Kunming Dongfang and Shanghai Anqin. The Company gained a controlling interest and subsequently consolidated these entities. The transactions were considered step acquisitions and the Company remeasured its previously held equity interests in the investees at their acquisition-date fair values. For the year ended December 31, 2021, the Company recognized a gain of RMB54,337 (US$8,527) on the remeasurement of previously held equity interests for step acquisitions. For further information, refer to Note 4.

In May 2021, the Company acquired 20% equity interest in Shanghai Hanvet for a cash consideration of RMB50,000 (US$7,846). The terms of the investment include an embedded performance based contingent redemption option which did not qualify for derivative accounting as the underlying unlisted shares are not readily convertible into cash. The investment is accounted for as an equity investment without readily determinable fair value as the shares are not in-substance common stock.

NEW RUIPENG PET GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

9.	LONG-TERM INVESTMENTS (CONTINUED)

In October 2021, the Company acquired 20% equity interest in Ranova for a cash consideration of RMB50,000 (US$7,846). The Group accounts for the investment in Ranova as an equity method investment due to its significant influence over the entity.

As of December 31, 2020 and 2021, the carrying amounts of equity investments without readily determinable fair values for which the measurement alternative was elected were RMB3,000 and RMB53,000, respectively, after deductions of nil and nil of accumulated impairment. There were no unrealized gains (upward adjustments), unrealized losses (downward adjustments and impairment) or net unrealized gains or losses recognized for such equity investments during the years ended December 31, 2020 and 2021.

10.	GOODWILL

The changes in the carrying amount of goodwill by reporting segment were as follows:

	Pet care services	Supply chain	Local services	Total
	RMB	RMB	RMB	RMB
Balance as of January 1, 2020	1,935,675	50,507	50,190	2,036,372
Additions related to acquisitions	474,772	93,715	—	568,487

Balance as of December 31, 2020	2,410,447	144,222	50,190	2,604,859
Additions related to acquisitions	1,120,716	173,372	—	1,294,088

Balance as of December 31, 2021	3,531,163	317,594	50,190	3,898,947

Balance as of December 31, 2021, in US$	554,117	49,837	7,876	611,830

No impairment losses were recognized for the years ended December 31, 2020 and 2021.

11.	SHORT-TERM BANK BORROWINGS

Short-term bank borrowings represent RMB denominated term loans from various banks in the PRC that are due within one year.

The total deposits in restricted cash pledged for short-term bank borrowings was nil and RMB911,725 (US$143,070) as of December 31, 2020 and December 31, 2021, respectively. As of December 31, 2020 and 2021, the weighted average interest rate for short-term bank borrowings was 5.03% and 3.78%, respectively, and the aggregate amounts of unused lines of credit for short-term borrowings was RMB330,000 and RMB4,150,440 (US$651,295), respectively.

NEW RUIPENG PET GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

12.	ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consist of the following:

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Accrued payroll and welfare benefits	658,767	966,608	151,682
Amounts due to the former shareholders of acquired entities	169,355	28,620	4,491
Accrued expenses	80,969	102,102	16,022
Unpaid cash consideration of acquisition of subsidiaries and non-controlling interests	95,972	311,679	48,909
Payables for property and equipment suppliers	48,446	33,617	5,275
Deposits and rental payables	8,649	18,499	2,903
Contingent consideration	54,660	26,858	4,214
Others	34,465	47,544	7,462

	1,151,283	1,535,527	240,958

13.	TAXATION

Enterprise income tax (“EIT”)

Cayman Islands

The Company is incorporated in the Cayman Islands and conducts its primary business operations through its subsidiaries in the PRC and Hong Kong. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains arising in the Cayman Islands. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

The subsidiary incorporated in Hong Kong is subject to income tax at the rate of 16.5% on the estimated assessable profits arising in Hong Kong. For the years ended December 31, 2020 and 2021, the Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong for any of the periods presented.

The PRC

The current enterprise income tax law (“EIT Law”) applies a uniform 25% EIT rate to both foreign invested enterprises and domestic enterprises, except for domestic enterprises qualified as small and micro enterprises (“MSME”) and High and New Technology Enterprise, or HNTE. An enterprise can qualify as a MSME if its annual taxable income does not exceed RMB3,000, the number of employees does not exceed three hundred, and total assets does not exceed RMB50,000. If the entity qualified as a MSME, then its taxable income will be taxed at 20% subject to certain taxable income exemptions. In accordance with the PRC Income Tax Law, an enterprise awarded with the HNTE certificate may enjoy a reduced EIT rate of 15%.

The EIT Law treats enterprises established outside of the PRC with “effective management and control” located in the PRC as PRC resident enterprises for tax purposes. The term “effective management and control” is

NEW RUIPENG PET GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

13.	TAXATION (CONTINUED)

Enterprise income tax (“EIT”) (continued)

generally defined as exercising management and control over the business, personnel, accounting and properties etc. of an enterprise. The Company is located in jurisdictions outside of the PRC; however, if the Company is considered a PRC resident enterprise for tax purposes, it would be subject to the PRC enterprise income tax rate of 25% on its worldwide income commencing on January 1, 2008. For the tax years ended December 31, 2020 and 2021, the Company has not accrued for PRC tax on such basis as the Company’s non-PRC entities had zero assessable profits in the PRC for the period after January 1, 2008. The Company will continue to monitor the tax status with regards to the PRC tax resident enterprise regulation of its non-PRC entities.

Withholding tax on undistributed dividends

The EIT law also imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise (“FIE”) to its immediate holding company outside of China unless there is a tax treaty with China that provides for a different withholding arrangement. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The Company did not record any dividend withholding tax, as it has no retained earnings for any of the periods presented. Substantially all of the Company’s loss before income tax was derived from the PRC for all periods presented.

The components of loss before income taxes are as follows:

	For the years ended December 31,
	2020	2021	2021
	RMB	RMB	US$
PRC	(956,209)	(1,274,771)	(200,040)
Non-PRC	(31,930)	(24,471)	(3,840)

	(988,139)	(1,299,242)	(203,880)

The current and deferred components of income tax expense appearing in the consolidated statements of net loss are as follows:

	For the years ended December 31,
	2020	2021	2021
	RMB	RMB	US$
Current income tax	12,950	13,428	2,107
Deferred income tax	(1,305)	(1,414)	(222)

	11,645	12,014	1,885

NEW RUIPENG PET GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

13.	TAXATION (CONTINUED)

Enterprise income tax (“EIT”) (continued)

Withholding tax on undistributed dividends (continued)

The reconciliation of tax computed by applying the PRC statutory income tax rate of 25% for the years ended December 31,2020 and 2021 to income tax expenses are as follows :

	For the years ended December 31,
	2020	2021	2021
	RMB	RMB	US$
Loss before income taxes	(988,139)	(1,299,242)	(203,880)
Income tax computed at the statutory tax rate of 25%	(247,035)	(324,811)	(50,970)
Non-deductible expenses	37,600	71,755	11,260
Effect of different tax rates in different jurisdictions and preferential tax rate	(9,353)	(9,746)	(1,530)
Non-taxable income	(16,259)	(25,970)	(4,075)
Prior year tax true up	—	2,725	428
Change in valuation allowance	246,692	298,061	46,772

Income tax expenses	11,645	12,014	1,885

Deferred Tax

The significant components of deferred taxes were as follows:

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Deferred tax assets
Deferred deductible advertising expense	2,466	9,014	1,414
Amortization expense of intangible assets	275	440	69
Non-deductible bad debt provision	770	1,919	301
Unpaid accrued social security	111,407	168,280	26,407
Donation	500	638	100
Net operating losses carrying forward	534,622	767,810	120,487

Total deferred tax assets	650,040	948,101	148,778
Valuation allowance	(643,515)	(941,576)	(147,754)

Total deferred tax assets net of valuation allowance	6,525	6,525	1,024

Deferred tax liability
Intangible assets arising from acquisition	11,745	15,943	2,502

Net deferred tax liability	5,220	9,418	1,478

The net valuation allowance increased by RMB246,692 and RMB298,061(US$46,772) for the years ended December 31, 2020 and 2021, respectively.

NEW RUIPENG PET GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

13.	TAXATION (CONTINUED)

Deferred Tax (continued)

As of December 31, 2021 the Company has net operating losses (“NOLs”) of approximately 3,071,241(US$481,945). If not utilized, the NOLs except for HNTE will expire at various times primarily between 2022 and 2026.

Uncertain Tax Position

The Company did not identify any material unrecognized tax benefits for each of the periods presented.

In general, the PRC tax authority has up to five years to conduct examinations of the Company’s tax filings. Accordingly, the PRC subsidiaries’ tax years 2016 through 2021 remain open to examination by the taxing jurisdictions.

14.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were approximately RMB270,039 and RMB466,930 (US$73,272) for the years ended December 31, 2020 and 2021, respectively.

15.	OTHER SHAREHOLDERS’ EQUITY

As of December 31, 2020, the Company had authorized capital of 50,000,000,000 shares of stock, consisting of 11,069,497,000 Class A ordinary shares, par value US$0.000001 per share, out of which 6,298,774,136 are classified as redeemable ordinary shares (see Note 16), and 2,152,402,190 Class B ordinary shares, par value US$0.000001 per share that are redeemable and are classified as redeemable ordinary shares (see Note 16), and 36,778,100,810 ordinary shares, par value US$0.000001.

Ordinary shares that are not redeemable consisted of the following as of December 31, 2020:

	Shares issued and outstanding	Carrying value	Carrying value
		RMB	US$
Class A ordinary shares	4,068,017,000	28	4

As of December 31, 2021, the Company had authorized capital of 50,000,000,000 shares of stock, consisting of 47,847,597,810 Class A ordinary shares, par value US$0.000001 per share, out of which 6,325,670,000 are classified as redeemable ordinary shares (see Note 16), and 2,152,402,190 Class B ordinary shares, par value US$0.000001 per share that are redeemable and are classified as redeemable ordinary shares (see Note 16).

NEW RUIPENG PET GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

15.	OTHER SHAREHOLDERS’ EQUITY (CONTINUED)

Ordinary shares that are not redeemable consisted of the following as of December 31, 2021:

	Shares issued and outstanding	Carrying value	Carrying value
		RMB	US$
Class A ordinary shares	5,422,013,363	37	6

For shares issued and outstanding as of December 31, 2020 and 2021, each holder of ordinary shares of the Company may exercise such holder’s voting right based on the portion of the shares such shareholder holds. Each ordinary share entitles the holder to one vote. If the number of shares held by HH Skyfield Holdings Inc., HCBN Investment Holdings, Ltd. and Tianjin GLNY Enterprise Management Consultation, L.P., exceeds the aggregate number of shares held, directly or indirectly, by former Ruipeng Group shareholders and management, HH Skyfield Holdings Inc., HCBN Investment Holdings, Ltd. and Tianjin GLNY Enterprise Management Consultation, L.P., agree to vote in the manner that is consistent with Ruipeng Group’s management’s position with respect to the exceeding part of the shares, without prejudice to the interests of other shareholders.

As of December 31, 2020 and 2021, such ordinary shares of the Company were directly held by HH Skyfield Holdings Inc., HCBN Investment Holdings, Ltd. and Tianjin GLNY Enterprise Management Consultation, L.P..

Certain ordinary shares have preferential rights and are classified within mezzanine equity on the consolidated balance sheets as they may become redeemed at the option of the holders upon a deemed liquidation event and/or upon certain redemption trigger events that are outside of the Company’s control. The details related to these redeemable ordinary shares as disclosed in Note 16.

During the year ended December 31, 2020, the Company purchased certain outstanding non-controlling interests through the issuance of ordinary shares amounting to RMB35,716, cash consideration of RMB65,618 and contingent consideration of RMB511. During the year ended December 31, 2021, the Company purchased outstanding non-controlling interests of 19 majority owned pet care hospitals and 28.94% equity interest in Runhe at total consideration of RMB500,164 (US$78,487), including cash consideration of RMB152,543 (US$23,937), share consideration of RMB381,983 (US$59,941) which was comprised of the issuance of 360,698,477 Class A ordinary shares and settlement of RMB44,358 (US$6,961) current liabilities. The acquisition of the outstanding non-controlling interests by the Company was accounted for as an equity transaction. The difference between the consideration transferred and the carrying amount of the non-controlling interests is recognized as an adjustment to additional paid-in capital.

As of December 31, 2020 and 2021, 475,725,334 and nil Class A ordinary shares as consideration for acquisitions of subsidiaries and non-controlling interests were not legally issued due to administrative reasons.

As of December 31, 2020 and 2021, the Group was committed to issue, subject to satisfaction of certain conditions, up to 52,368,833 and 24,000,000 ordinary shares, respectively, as a result of contingent consideration recorded in accrued expenses and other liabilities (see Note 12).

Furthermore as of December 31, 2021, 22,750,203 ordinary shares were held by Group level vehicles in relation to future acquisition of subsidiaries. These shares legally issued but not outstanding are accordingly presented as treasury shares as of December 31, 2021.

NEW RUIPENG PET GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

16.	REDEEMABLE ORDINARY SHARES

As of December 31, 2020, 6,298,774,136 Class A ordinary shares issued to designated shareholders and 26,895,864 Class A ordinary shares under warrant have liquidation preference and/or redemption rights as agreed in the shareholders agreements and are referred to as redeemable Class A ordinary shares. Class B ordinary shares are redeemable and are referred to as redeemable Class B ordinary shares. On January 21, 2021, the warrant was fully exercised.

Redeemable ordinary shares consisted of the following as of December 31, 2020:

	Shares issued and outstanding	Carrying value	Liquidation value
		RMB	RMB
Redeemable Class A ordinary shares denominated in
RMB	4,725,670,000	3,212,096	3,810,873
US$	1,573,104,136	1,501,585	1,651,744

	6,298,774,136	4,713,681	5,462,617

Redeemable Class B ordinary shares denominated in
US$	1,718,846,894	3,647,475	4,012,222

	8,017,621,030	8,361,156	9,474,839

As of December 31, 2021, 6,325,670,000 Class A ordinary shares issued to designated shareholders have liquidation preference and/or redemption rights as agreed in the shareholders agreements and are referred to as redeemable Class A ordinary shares. Class B ordinary shares are redeemable and are referred to as redeemable Class B ordinary shares.

Redeemable ordinary shares consisted of the following as of December 31, 2021:

	Shares issued and outstanding	Carrying value	Liquidation value
		RMB	RMB
Redeemable Class A ordinary shares denominated in
RMB	4,725,670,000	3,212,096	3,810,873
US$	1,600,000,000	1,467,227	1,613,950

	6,325,670,000	4,679,323	5,424,823

Redeemable Class B ordinary shares denominated in
US$	1,718,846,894	3,564,016	3,920,418

	8,044,516,894	8,243,339	9,345,241

	US$	1,293,559	1,466,472

The redeemable ordinary shares issued and outstanding in the tables above as of December 31, 2020 and 2021 are part of the authorized ordinary shares as described in Note 15.

NEW RUIPENG PET GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

16.	REDEEMABLE ORDINARY SHARES (CONTINUED)

As of December 31, 2020 and 2021, the redeemable Class A and Class B ordinary shares are not mandatorily redeemable financial instruments. However, the Company has classified certain ordinary shares as mezzanine equity on the consolidated balance sheets as they may become redeemed at the option of the holders upon a deemed liquidation event and/or upon certain redemption trigger events that are outside of the Company’s control. The redeemable ordinary shares were initially measured at fair value.

For Class A ordinary shares that are only redeemable upon a deemed liquidation event, the carrying value of the ordinary shares has not been accreted to their liquidation value as a deemed liquidation event is not considered probable of occurrence. Subsequent adjustments of the carrying values to liquidation values will be made only if and when it becomes probable redemption will occur.

For Class A and Class B ordinary shares that have redemption rights, no accretion was recognized because the carrying amount of the ordinary shares was greater than the redemption value.

In September 2020, each ordinary share previously issued was exchanged for one Class A ordinary share. At the same time, the liquidation right on 5,063,984,136 shares of redeemable ordinary shares and 26,895,864 shares under warrant were amended and redemption rights were also given to such shareholders. The redeemable ordinary shares continued to be classified as mezzanine equity subsequent to the modification due to the liquidation right upon a deemed liquidation event and the redemption right. In determining whether the amendment was to be accounted for as an extinguishment or modification, the Company considered whether the change in terms was substantive. As the amendment is accounted for as a modification, the Company did not recognize the decrease in fair value.

Also in September 2020, 1,234,790,000 ordinary shares previously issued were exchanged for redeemable Class A ordinary shares. Such shares were converted from permanent equity to mezzanine equity at their fair value.

In September and October 2020, the Company issued 1,718,846,894 shares of redeemable Class B ordinary shares at a purchase price of US$0.32522 per share (RMB2.218475) for aggregate proceeds of approximately US$559,000 (RMB3,813,219).

The rights, preferences and privileges of the redeemable ordinary shares are as follows:

•	Voting rights

Each holder of redeemable ordinary shares (including warrant to purchase redeemable ordinary shares) of the Company may exercise such holder’s voting right based on the portion of the shares such shareholder holds. Each redeemable ordinary share entitles the holder to one vote. If the number of shares held by HH Skyfield Holdings Inc., HCBN Investment Holdings, Ltd. and Tianjin GLNY Enterprise Management Consultation, L.P., exceeds the aggregate number of shares held, directly or indirectly, by former Ruipeng Group shareholders and management, HH Skyfield Holdings Inc., HCBN Investment Holdings, Ltd. and Tianjin GLNY Enterprise Management Consultation, L.P., agree to vote in the manner that is consistent with Ruipeng Group’s management’s position with respect to the exceeding part of the shares, without prejudice to the interests of other shareholders.

NEW RUIPENG PET GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

16.	REDEEMABLE ORDINARY SHARES (CONTINUED)

As of December 31, 2020 and 2021, such redeemable ordinary shares of the Company were directly held by HH Skyfield Holdings Inc., HCBN Investment Holdings, Ltd. and Tianjin GLNY Enterprise Management Consultation, L.P..

•	Distribution of profit

If the general meeting of the Company approves the distribution of profit of the Company, such distribution shall be made according to the proportion of shareholders’ shareholding of the Company.

•	Liquidation preference

In the event of (i) a liquidation, dissolution or winding up of the Company and/or its subsidiaries, (provided that a liquidation, dissolution or winding up of the subsidiaries of the Company shall constitute a liquidation event only when the number of branches and subsidiaries of the Company that have been liquidated, dissolved or wound up during a financial year exceeds 10% of the total number of branches and subsidiaries of the Company at the end of the previous financial year) or (ii) any deemed liquidation event as defined in the shareholders agreement, distributions to the shareholders shall be made as follows:

•

The holders of redeemable ordinary shares are entitled to receive an amount equal 110% of the investment amount or issue price plus all dividends declared but unpaid with respect thereto for each redeemable ordinary share.

•

If upon full payment of the preference amount, there are still remaining distributable assets available for distribution to the shareholders, such distributable assets shall be distributed to the shareholders (including shareholders who have received preference amount) on a pro rata basis based on number of shares held by each such shareholder at the time of such distribution.

•	Redemption rights

Class B ordinary shares are redeemable at the holders’ option at any time after the earlier to occur of the following: (i) the fifth anniversary, if no qualified initial public offering (i.e. an IPO on the Hong Kong Stock Exchange, New York Stock Exchange, NASDAQ or any other recognized regional or national securities exchange, which public offering reflects the valuation of the Company immediately prior to such offering being not less than the post-Class B valuation with a simple rate of 15% per annum return calculated from the Class B ordinary shares closing date to the date that is immediately prior to such offering or US$4,948,640 (RMB 31,535,703) as of December 31, 2021 (December 31, 2020: US$4,324,790)) has occurred, and (ii) the occurrence of any material breach of the transaction documents by the Company or Ruipeng’s management, at a redemption price per Class B ordinary share equal to (a) the Class B ordinary share issue price with an interest rate of 8% per annum calculated from the first date on which such holder becomes a Class B ordinary shareholder through the date on which the redemption price is paid, plus (b) all declared but unpaid dividend on such share.

If upon full payment of the redemption price to the Class B ordinary shareholders, there are still remaining funds available, 873,597,973 shares of Class A ordinary shares are redeemable at the holders’ option at a redemption price per share ranging from RMB0.25867 to RMB0.65327. 720,760,000 of those shares are also entitled to an interest rate of 8% per annum calculated from an agreed date through the date on which the redemption price is paid.

NEW RUIPENG PET GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

17.	SHARE-BASED COMPENSATION

On May 8, 2020, the Board of Directors of the Company approved a supply chain subsidiary level employee shares purchase plan of the ordinary shares of Runhe. The purpose of the plan is to retain and motivate key supply chain subsidiary executives and core employees.

On June 29, 2020 (the “Grant Date”), Runhe entered into an equity classified employee share purchase agreement with its employee grantees. Each agreement listed out the percentage of ownership granted as well as a proportionate fixed exercise price to be paid within 30 days of the Grant Date. The total ordinary shares issued for the employee shares purchase plan accounted for 5.4% of the equity ownership of Runhe with a total exercise price of RMB1,239. The shares vest upon completion of a three-year vesting period. The shares purchased that have not vested are subject to forfeiture by the purchaser upon termination of the purchaser’s employment or services. As of December 31, 2020, all of the rights to purchase ordinary shares issued under the plan were exercised.

The fair value of share purchase plan award granted to employees was measured using Grant Date enterprise fair value using a discounted cash flow method less exercise price. The Company is recognizing compensation expense using the straight-line method over the three-year vesting period. On August 16, 2021 (“Modification Date”), 3.97% of the equity ownership of Runhe under the share purchase plan were modified to be fully vested on the Modification Date and were replaced with 30,954,019 Class A ordinary shares of the Company and RMB9,950 in cash. The fair value of the shares immediately after the modification was lower than that immediately before the modification. Therefore, no incremental compensation cost was recognized on the Modification Date. On the Modification Date, the Company recognized share-based compensation expense of RMB18,281 (US$2,869) associated with these shares.

As of December 31, 2021, total unrecognized shared-based compensation expenses related to the remaining shares issued under the above plan was RMB3,577 (US$555) which will be recognized over the remaining requisite service period.

As of December 31, 2020, 60,000,000 Class A ordinary shares were held by Group level share based payment vehicles in relation to future share awards to employees. These shares legally issued but not outstanding were presented as treasury shares as there is no formal Group level share award plan.

On June 29, 2021, the Company granted 15,000,000 Class A ordinary shares to its employees which became vested immediately and 45,000,000 nonvested Class A ordinary shares to its employees which are not held by employees until certain service and performance conditions are met. The weighted-average grant-date fair value per share was RMB1.059 (US$0.16393). The total fair value of 15,000,000 shares immediately vested was RMB15,885 (US$2,459) for the year ended December 31, 2021. The 45,000,000 nonvested Class A ordinary shares will become vested as follows: 25% after the completion of the IPO and upon completion of nine months of service thereafter; 25% after the completion of the IPO and upon completion of one year of service thereafter; and 50% after the completion of the IPO and upon completion of two-years of service thereafter. Due to the IPO performance condition, the Company did not recognize any shared-based compensation expense related to the 45,000,000 nonvested Class A ordinary shares granted during the year ended December 31, 2021.

As of December 31, 2021, 75,000,000 Class A ordinary shares were held by Group level share based payment vehicles in relation to future share awards to employees, including the 45,000,000 non-vested shares discussed above and 30,000,000 Class A ordinary issued on December 28, 2021. These shares legally issued but not outstanding were presented as treasury shares as there is no formal Group level share award plan.

NEW RUIPENG PET GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

17.	SHARE-BASED COMPENSATION (CONTINUED)

As of December 31, 2021, total unrecognized share-based compensation expense related to the 45,000,000 nonvested Class A ordinary shares was RMB47,655 (US$7,396) which will be recognized over the remaining service requisite period using the accelerated method upon the completion of an IPO.

Total share-based compensation expense of RMB5,961 and RMB42,114 (US$6,609) was recognized during the years ended December 31, 2020 and 2021.

To determine the fair value of the ordinary shares of Runhe, the Company used the discounted cash flow (DCF) method of the income approach. The DCF analysis is performed based on the projected cash flows based on its best estimate as of the valuation date. The significant assumptions used in the DCF included projected cash flows, discount rate and discount for lack of marketability (DLOM) using the Finnerty method.

To determine the fair value of the ordinary shares of the Company, the Company first determined the underlying equity value of the Company and then allocated a portion of the equity value to the ordinary shares of the Company based on their particular rights and preferences using the hybrid return method. The hybrid return method is a combination of the probability-weighted expected return method and the option pricing method. To determine the equity value of the Company, the Company used the DCF method of the income approach as the primary valuation approach, and to cross check the reasonableness of the results derived from the income approach by the market approach. The DCF analysis is performed based on the projected cash flows based on its best estimate as of the valuation date. The significant assumptions used in the DCF included projected cash flows and discount rate. The significant assumptions used to determine the fair value of the ordinary shares included the probability of IPO exit event, risk-free rate, equity volatility based on historical volatility of selected peer companies and DLOM using the Finnerty method.

2021 Plan

The Company’s board of directors adopted a share incentive plan in June 2021, or the “2021 Plan”, for the purpose of granting share-based compensation awards to employees, directors and consultants. Under the 2021 Plan, the Company is authorized to grant options and other types of awards. The maximum number of Class A ordinary shares that may be issued pursuant to all awards under the 2021 Plan is 500 million.

On August 1, 2021 (the “Issuance Date”), the Company issued 188,110,900 options to its employees under the 2021 Plan with service conditions ranging from three to four years and performance conditions based on the achievement of an IPO, annual individual employee performance and/or the Company’s annual financial performance. These options will become vested as follows: first tranche of 25% or 33% on the earlier of the completion of an IPO or the first anniversary after the issuance date and achievement of the annual individual performance and/or the Company’s annual financial performance; second tranche of 25% or 33% on the earlier of one year after the completion of an IPO or the second anniversary after the issuance date and achievement of the annual individual performance and/or the Company’s annual financial performance; third tranche of 25% or 34% on the earlier of two years after the completion of an IPO or the third anniversary after the issuance date and achievement of the annual individual performance and/or the Company’s annual financial performance; fourth tranche of 25% on the earlier of three years after the completion of an IPO or the fourth anniversary after the issuance date and achievement of the annual individual performance and/or the Company’s annual financial performance. As of December 31, 2021, 1,705,200 options were forfeited upon employees’ termination of services.

NEW RUIPENG PET GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

17.	SHARE-BASED COMPENSATION (CONTINUED)

Due to the subjectivity of the individual employee performance evaluation and certain performance targets (to measure the individual employee performance) which have not been established on Issuance Date, and/or due to the Company’s annual financial performance targets which have not been established on Issuance Date, the grant date for accounting purposes will not occur until the annual individual employee performance evaluation is completed and/or the Company’s annual financial performance measurement target is established. Therefore, the grant date for each tranche will be the beginning of the following year after completion of annual individual employee performance evaluation and/or determination of the Company’s annual financial performance target. The related compensation costs for each tranche will be measured based on the fair value of the options on the respective grant date.

The employees can only exercise the first tranche of vested options 270 days after the completion of an IPO and can exercise the second, third and fourth tranche of vested options after the completion of an IPO. As the employees are unable to exercise the first tranche of vested options until 270 days after an IPO and are unable to exercise the second, third and/or fourth tranche of vested options until after the completion an IPO, this constitutes a performance condition that is not considered probable until the occurrence of an IPO. The Company did not recognize any share-based compensation expenses related to the 188,110,900 options issued during the year ended December 31, 2021 since the grant date did not occur. Upon an IPO, the Company will recognize the related share-based compensation expenses on the IPO date using the accelerated method as the exercise is not contingent on employment during the 270 days.

18.	RELATED PARTY TRANSACTIONS

The Group had the following related party transactions with equity method investees:

	For the year ended December 31,
	2020	2021	2021
	RMB	RMB	US$
Goods sold to:
Kunming Dongfang(1)	1,306	—	—
Zhejiang Jiawen(2)	120	3,319	521
Xiamen Anchong(3)	654	—	—

Total product revenue	2,080	3,319	521

(1)	During the year ended December 31, 2021, Kunming Dongfang became a wholly-owned subsidiary of the Company. See Note 9.
(2)	Interest free loan due on demand. During the year ended December 31, 2021, Zhejiang Jiawen became a wholly-owned subsidiary of the Company.
(3)	6% interest loan due on demand. During the year ended December 31, 2021, Xiamen Anchong became a wholly-owned subsidiary of the Company.

NEW RUIPENG PET GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

18.	RELATED PARTY TRANSACTIONS (CONTINUED)

The Company had the following amounts due from related parties at the end of the year:

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Beijing SiWei	965	916	144
Zhejiang Jiawen(2)	4,000	—	—
Xiamen Anchong(3)	3,281	—	—

	8,246	916	144

19.	SEGMENT REPORTING

The Company has determined that it operates in three operating segments, consisting of the pet care services, supply chain, and local services. The Company derives the results of the segments directly from its internal management reporting system.

As substantially all of the Company’s long-lived assets are located in the PRC and substantially all of the Company’s revenues are derived from the PRC, no geographical information is presented.

No separate segment assets information is provided to the Company’s Chief Operating Decision Maker for use in allocating resources to or evaluating the performance of the segments.

The intersegment eliminations mainly consist of products sold by supply chain segment to pet care services segment and local services segment under cost plus a margin method.

NEW RUIPENG PET GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

19.	SEGMENT REPORTING (CONTINUED)

The table below provides a summary of the Company’s operating segment results:

a)	Year ended December 31, 2020 in RMB

	Pet care services	Supply chain	Local services	Intersegment eliminations	Total
Revenues
External customers	2,053,955	591,732	362,598	—	3,008,285
Intersegment	—	517,566	11,057	(528,623)	—

Total	2,053,955	1,109,298	373,655	(528,623)	3,008,285
Cost of revenues
External cost	1,969,207	508,356	388,241	—	2,865,804
Intersegment	50,566	444,064	19,834	(514,464)	—

Less: Cost of revenues	2,019,773	952,420	408,075	(514,464)	2,865,804

Segment profit (loss)	34,182	156,878	(34,420)	(14,159)	142,481

Less: Total operating expenses					1,122,733
Interest income, net					(5,600)
Foreign exchange gain					(1,471)
Share of net loss from equity method investments					290
Remeasurement gain on step acquisitions					(6,609)
Fair value loss of contingent consideration					21,277

Loss before income taxes					(988,139)

NEW RUIPENG PET GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

19.	SEGMENT REPORTING (CONTINUED)

b)	Year ended December 31, 2021 in RMB

	Pet care services	Supply chain	Local services	Intersegment eliminations	Total
Revenues
External customers	2,973,521	1,280,311	529,839	—	4,783,671
Intersegment	—	878,585	7,563	(886,148)	—

Total	2,973,521	2,158,896	537,402	(886,148)	4,783,671
Cost of revenues
External cost	2,872,948	1,133,886	553,676	—	4,560,510
Intersegment	77,332	780,597	20,317	(878,246)	—

Less: Cost of revenues	2,950,280	1,914,483	573,993	(878,246)	4,560,510

Segment (loss) profit	23,241	244,413	(36,591)	(7,902)	223,161

Less: Total operating expenses					1,575,972
Interest income, net					(1,862)
Foreign exchange loss					390
Share of net loss from equity method investments					626
Remeasurement gain on step acquisitions					(54,337)
Fair value loss of contingent consideration					2,123
Loss on disposal of subsidiaries					(509)

Loss before income taxes					(1,299,242)

NEW RUIPENG PET GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

19.	SEGMENT REPORTING (CONTINUED)

c)	Year ended December 31, 2021 in US$

	Pet care services	Supply chain	Local services	Intersegment eliminations	Total
Revenues
External customers	466,610	200,909	83,143	—	750,662
Intersegment	—	137,869	1,187	(139,056)	—

Total	466,610	338,778	84,330	(139,056)	750,662
Cost of revenues
External cost	450,829	177,931	86,884	—	715,644
Intersegment	12,135	122,493	3,188	(137,816)	—

Less: Cost of revenues	462,964	300,424	90,072	(137,816)	715,644

Segment (loss) profit	3,646	38,354	(5,742)	(1,240)	35,018

Less: Total operating expenses					247,305
Interest income, net					(293)
Foreign exchange gain					62
Share of net loss from equity method investments					98
Remeasurement gain on step acquisitions					(8,527)
Fair value loss of contingent consideration					333
Loss on disposal of subsidiaries					(80)

Loss before income taxes					(203,880)

20.	RESTRICTED NET ASSETS

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s PRC subsidiaries.

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends and are not transferable to the Company in the form of loans, advances, or cash dividends.

NEW RUIPENG PET GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

20.	RESTRICTED NET ASSETS (CONTINUED)

As of December 31, 2020 and 2021, the Company’s PRC subsidiaries had appropriated RMB4,919 and RMB3,123 (US$479), respectively, in their combined statutory reserves.

As a result of these PRC laws and regulations subject to the limit discussed above that require annual appropriations of 10% of after-tax income to be set aside, prior to payment of dividends as general reserve fund, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. Amounts restricted include paid-in capital, additional paid-in capital and statutory reserve funds of the Company’s PRC subsidiaries, as determined pursuant to PRC generally accepted accounting principles, totaling an aggregate of RMB3,435,162 and RMB4,908,000 (US$770,172) as of December 31, 2020 and 2021, respectively.

21.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Company leases pet hospitals, offices and warehouses under operating leases. Leases for pet hospitals were negotiated for terms ranging from 1 to 20 years, those for offices were for terms ranging from 2 to 5 years and those for warehouses were for terms ranging from 1 to 5 years. Future minimum payments under non-cancelable operating leases with initial terms in excess of one year consist of the following as of December 31, 2021:

Years ending December 31,	RMB	US$
2022	580,615	91,111
2023	488,923	76,723
2024	398,290	62,500
2025	322,820	50,658
2026	234,244	36,758
2027 and thereafter	458,608	71,966

	2,483,500	389,716

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. Certain of the Group’s lease arrangements have rent escalation clauses. For the years ended December 31, 2020 and 2021, total rental expenses for all operating leases amounted to RMB425,497 and RMB590,101(US$92,600), respectively.

Contingencies

From time to time, the Group is subject to legal proceedings and claims in the ordinary course of business, including patent, commercial, professional liability, product liability, employment, infringement liability, contract disputes, class action, and other litigation and claims, as well as governmental and other regulatory investigations and proceedings incidental to the conduct of its business. In addition, third parties may from time to time assert claims against the Group in the form of letters and other communications. As legal proceedings and claims are immaterial and at an early stage, management considers the loss outcome to be remote. In the opinion of the Group’s legal counsel, an estimate of the amount or range of reasonably possible losses cannot be made at time. Therefore, the Company does not meet both the probable and estimable criteria for loss contingencies.

NEW RUIPENG PET GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

22.	LOSS PER SHARE

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding for the period using the two-class method. Under the two-class method, net loss attributable to the Company is allocated between ordinary shares and other participating securities based on their participating rights on a proportionate basis. The Company’s redeemable preferred shares are participating securities because they participate in both profits or losses. (Note 16).

Diluted loss per share is calculated by giving the effect of potential dilutive shares, if any. For the periods presented, the number of shares used to calculate diluted loss per share is the same as the number of shares used to calculate basic loss per share because the potentially dilutive shares would have been antidilutive if included in the calculation.

The computation of basic and diluted loss per ordinary share is as follows for the years ended December 31, 2020 and 2021.

	For the year ended December 31,
	2020	2021	2021
	RMB	RMB	US$
Numerator:
Net loss	(999,784)	(1,311,256)	(205,765)
Net loss attributable to non-controlling interests	26,375	14,103	2,213
Foreign exchange loss on foreign denominated redeemable ordinary shares	(186,396)	(74,390)	(11,673)

Net loss attributable to New Ruipeng Pet Group Inc.	(1,159,805)	(1,371,543)	(215,225)
Net loss attributable to holders of participating redeemable ordinary shares and warrant	616,825	845,305	132,647

Adjusted net loss attributable to ordinary shareholders	(542,980)	(526,238)	(82,578)

Denominator:
Weighted average number of ordinary shares outstanding—Basic and diluted	5,179,509,953	5,008,056,549	5,008,056,549

Loss per ordinary share—Basic and diluted	(0.10)	(0.11)	(0.02)

23.	SUBSEQUENT EVENTS

In preparing the audited consolidated financial statements, the Company has evaluated events and transactions for potential recognition and disclosure through May 17, 2022, the date the consolidated financial statements were available to be issued.

Subsequent to December 31, 2021 and through to May 17, 2022, the Company entered into agreements to obtain a controlling interest in pet hospitals and supply chain companies for aggregate cash consideration of RMB9,628 and 0.15% equity interest in Runhe.

In January 2022, the Company issued an option award to an employee under the 2021 Plan in which the employee would receive a variable number of shares with a market value equal to RMB30 million on the respective annual delivery dates. The award’s exercise price is 30% of the share price based on the latest round of

NEW RUIPENG PET GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

23.	SUBSEQUENT EVENTS (CONTINUED)

financing prior to the Company’s IPO or after the Company’s IPO 30% of the closing price on the last trading date, on the respective annual purchase dates. The award has a service conditions of four years and performance conditions based on the achievement of an IPO, annual individual employee performance and the Company’s annual financial performance. Due to the subjectivity of the individual employee performance evaluation and certain performance targets (to measure the individual employee performance) which have not been established in January 2022, and due to the Company’s annual financial performance targets which have not been established in January 2022, the grant date for accounting purposes will not occur until the annual individual employee performance evaluation is completed and the Company’s annual financial performance measurement target is established.

In April 2022, 1,300,000 options were issued under the 2021 Plan. The options issued have a service conditions of three years and performance conditions based on the achievement of an IPO and annual individual employee performance. Due to the subjectivity of the individual employee performance evaluation and certain performance targets (to measure the individual employee performance) which have not been established in April 2022, the grant date for accounting purposes will not occur until the annual individual employee performance evaluation is completed.

Subsequent to December 31, 2021 and through to May 17, 2022, 2,315,000 options issued under the 2021 Plan were forfeited upon employees’ termination of services.

24.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Pursuant to Rule 5-04 of Regulation S-X, the Group presents condensed financial information of its parent company for 2020 and 2021 as the restricted net assets of the Group’s subsidiaries and equity method investees in the PRC exceed 25% of the Group’s consolidated net assets. See note 20 “Restricted Net Assets”.

NEW RUIPENG PET GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

24.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

Condensed Balance Sheets

	As at December 31
	2020	2021	2021
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	3,713,733	485,851	76,240
Restricted cash	—	911,725	143,070
Short-term investments	—	892,598	140,068
Prepaid expenses and other current assets	—	18,194	2,855

Total current assets	3,713,733	2,308,368	362,233

Non-current assets:
Other non current assets	—	16,214	2,544
Long-term investments	2,964,499	3,620,617	568,154
Total non-current assets	2,964,499	3,636,831	570,698

Total assets	6,678,232	5,945,199	932,931

LIABILITIES, REDEEMABLE ORDINARY SHARES AND OTHER SHAREHOLDERS’ EQUITY (DEFICIT)
Liabilities:
Current liabilities:
Accrued expenses and other liabilities	35,638	36,755	5,767
Total current liabilities	35,638	36,755	5,767

Total liabilities	35,638	36,755	5,767

Redeemable ordinary shares:
Redeemable ordinary shares - par value of US$0.000001 per share; 8,017,621,030 and 8,044,516,894 shares issued and outstanding; liquidation preference of RMB9,474,839 and RMB9,345,241 (US$1,466,472) as of December 31, 2020 and 2021	8,361,156	8,243,339	1,293,559
Other shareholders’ deficit:
Ordinary shares - par value of US$0.000001 per share; 50,000,000,000 and 50,000,000,000 shares authorized, 4,128,017,000 and 5,519,763,566 shares issued and 4,068,017,000 and 5,422,013,363 outstanding (excluding those reflected as redeemable ordinary shares) as of December 31, 2020 and 2021	28	37	6
Additional paid-in capital	555,679	1,076,616	168,945
Treasury shares - 60,000,000 and 97,750,203 shares as of December 31, 2020 and 2021	—	—	—
Accumulated other comprehensive income	260,326	420,200	65,939
Accumulated deficit	(2,534,595)	(3,831,748)	(601,285)

Total other shareholders’ deficit	(1,718,562)	(2,334,895)	(366,395)

TOTAL LIABILITIES, REDEEMABLE ORDINARY SHARES AND OTHER SHAREHOLDERS’ DEFICIT	6,678,232	5,945,199	932,931

NEW RUIPENG PET GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

24.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

Condensed Statements of Comprehensive Loss

	For the year ended December 31,
	2020	2021	2021
	RMB	RMB	US$
General and administrative expenses	(18,300)	(13,025)	(2,044)
Interest income	6,031	27,066	4,247
Foreign exchange loss (gain)	(74)	58	9
Fair value gain of contingent liabilities	—	(2,123)	(333)
Share of losses in subsidiaries	(961,066)	(1,309,129)	(205,431)

Loss before income taxes	(973,409)	(1,297,153)	(203,552)
Income tax expense	—	—	—

Net loss	(973,409)	(1,297,153)	(203,552)
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	266,154	159,874	25,088

Comprehensive loss	(707,255)	(1,137,279)	(178,464)

Condensed Statements of Cash Flows

	For the year ended December 31,
	2020	2021	2021
	RMB	RMB	US$
Net cash used in operating activities	(1,003)	(5,911)	(928)
Net cash used in investing activities	(443,157)	(2,252,119)	(353,407)
Net cash provided by (used in) financing activities	3,813,219	(15,403)	(2,417)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(167,373)	(42,724)	(6,704)

Net increase/(decrease) in cash and cash equivalents and restricted cash	3,201,686	(2,316,157)	(363,456)
Cash and cash equivalents and restricted cash at beginning of the year	512,047	3,713,733	582,766

Cash and cash equivalents and restricted cash at end of the year	3,713,733	1,397,576	219,310

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

The post-offering memorandum and articles of association that we expect to adopt and to become effective immediately prior to the completion of this offering provide that we shall indemnify our directors and officers (each, an indemnified person) against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such indemnified person, other than by reason of such person’s own dishonesty, wilful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his or her duties, powers, authorities or discretions, including, without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such indemnified person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Pursuant to the indemnification agreements the form of which is filed as Exhibit 10.2 to this registration statement, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide indemnification for us and our officers and directors for certain liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Securities/Purchaser	Date of Sale or Issuance	Number of Securities	Consideration
Ordinary shares
Vistra (Cayman) Limited	June 14, 2019	1	US$0.000001
Goldenway Capital Management Limited	June 14, 2019	1	US$0.000001
	December 3, 2019	298,523,727	US$298.52
Bing Xiao Enterprise Management Company Limited	June 14, 2019	1	US$0.000001
	December 3, 2019	19,329,999	US$19.33
Leap Eternity Enterprise Management Company Limited	June 14, 2019	1	US$0.000001
	December 3, 2019	303,439,999	US$303.44

Securities/Purchaser	Date of Sale or Issuance	Number of Securities	Consideration
PD Company Limited	June 14, 2019	1	US$0.000001
	December 3, 2019	55,839,999	US$55.84
Great Dream Of Veterinarian Management Limited	December 3, 2019	121,749,999	US$121.75
HH Skyfield Holdings Inc.	December 3, 2019	3,193,130,000	equity interest in Skyfield Group
	December 12, 2019	761,984,136	US dollar equivalent of RMB750 million and US$1,708,066.99
Jing An Holdings Limited	December 3, 2019	341,870,000	equity interest in Skyfield Group
AnAn Brothers Holdings Limited	December 3, 2019	69,200,000	equity interest in Skyfield Group
	September 3, 2020	88,740,300	US$88.75
Aino Family Holding Limited	December 3, 2019	65,180,000	equity interest in Skyfield Group
Aino Brothers Holding Limited	December 3, 2019	8,890,000	equity interest in Skyfield Group
RP Chen Rui Enterprise Management Company Limited	December 3, 2019	897,730,000	US$897.73
	September 3, 2020	8,700,000	US dollar equivalent of RMB7.5 million
RP Rui You Enterprise Management Company Limited	December 3, 2019	760,230,000	US$760.23
RP Ye Bei Enterprise Management Company Limited	December 3, 2019	556,570,000	US$556.57
Riverhead Capital I, L.P.	December 3, 2019	529,640,000	RMB64,786,054.77
Shenzhen Fortune Chuanglian Equity Investment Fund Limited Partnership	December 3, 2019	202,160,000	RMB24,728,577.99
Shenzhen Fortune Chuangfeng Equity Investment Limited Partnership	December 3, 2019	115,950,000	RMB14,183,296.8
RP Sheng Peng Enterprise Management Company Limited	December 3, 2019	67,593,496	US$67.59
RP Peng Cheng Enterprise Management Company Limited	December 3, 2019	93,942,776	US$93.94
HAO’s Holdings, Inc.	December 3, 2019	52,630,000	RMB6,438,084.93
Ningbo Meishan Highbury Investment Partnership (limited partnership)	December 3, 2019	15,650,000	RMB1,914,745.07
New Hope Healthcare Nanjing Investment Center (Limited Partnership)	December 3, 2019	14,490,000	RMB1,772,912.1
Tianjin GLNY Enterprise Management Consultation, L.P.	December 3, 2019	839,620,000	RMB109,588,235.37
HCBN Investment Holdings, Ltd.	December 3, 2019	261,120,000	US$41,050,134.16
Cloudpet Holdings Limited	May 13, 2020	170,544,000	US$170.544
Puppytown Holdings Limited	May 13, 2020	15,160,000	US$15.160
Vet Harvest Enterprise Management Company Limited	September 3, 2020	452,182,700	US$452.19
Vet Time Enterprise Management Company Limited	September 3, 2020	45,000,000	US$45

Securities/Purchaser	Date of Sale or Issuance	Number of Securities	Consideration
Class A Ordinary shares
Great Dream Of Veterinarian Management Limited	September 25, 2020	109,580,460	share reclassification and re-designation
Goldenway Capital Management Limited	September 25, 2020	278,523,728	share reclassification and re-designation
Bing Xiao Enterprise Management Company Limited	September 25, 2020	19,330,000	share reclassification and re-designation
Leap Eternity Enterprise Management Company Limited	September 25, 2020	273,109,610	share reclassification and re-designation
PD Company Limited	September 25, 2020	55,840,000	share reclassification and re-designation
HH Skyfield Holdings Inc.	September 25, 2020	4,065,114,136	share reclassification and re-designation
Jing An Holdings Limited	September 25, 2020	341,870,000	share reclassification and re-designation
AnAn Brothers Holdings Limited	September 25, 2020	157,940,300	share reclassification and re-designation
Aino Family Holding Limited	September 25, 2020	65,180,000	share reclassification and re-designation
Aino Brothers Holding Limited	September 25, 2020	8,890,000	share reclassification and re-designation
RP Chen Rui Enterprise Management Company Limited	September 25, 2020	816,697,260	share reclassification and re-designation
RP Rui You Enterprise Management Company Limited	September 25, 2020	684,241,093	share reclassification and re-designation
RP Ye Bei Enterprise Management Company Limited	September 25, 2020	500,937,960	share reclassification and re-designation
Riverhead Capital I, L.P	September 25, 2020	529,640,000	share reclassification and re-designation
Shenzhen Fortune Chuanglian Equity Investment Fund Limited Partnership	September 25, 2020	312,160,000	share reclassification and re-designation
Shenzhen Fortune Chuangfeng Equity Investment Limited Partnership	September 25, 2020	115,950,000	share reclassification and re-designation
RP Sheng Peng Enterprise Management Company Limited	September 25, 2020	60,837,177	share reclassification and re-designation
RP Peng Cheng Enterprise Management Company Limited	September 25, 2020	84,552,712	share reclassification and re-designation
HAO’s Holdings, Inc.	September 25, 2020	52,630,000	share reclassification and re-designation
Ningbo Meishan Highbury Investment Partnership (limited partnership)	September 25, 2020	15,650,000	share reclassification and re-designation
New Hope Healthcare Nanjing Investment Center (Limited Partnership)	September 25, 2020	14,490,000	share reclassification and re-designation
Tianjin GLNY Enterprise Management Consultation, L.P.	September 25, 2020	839,620,000	share reclassification and re-designation
HCBN Investment Holdings, Ltd.	September 25, 2020	261,120,000	share reclassification and re-designation
Cloudpet Holdings Limited	September 25, 2020	130,544,000	share reclassification and re-designation

Securities/Purchaser	Date of Sale or Issuance	Number of Securities	Consideration
Puppytown Holdings Limited	September 25, 2020	15,160,000	share reclassification and re-designation
Huimeikangcheng (Tianjin) Enterprise Management Consulting Partnership (Limited Partnership)	September 25, 2020	120,000,000	share reclassification and re-designation
Vet Harvest Enterprise Management Company Limited	September 25, 2020	452,182,700	share reclassification and re-designation
Vet Time Enterprise Management Company Limited	September 25, 2020	45,000,000	share reclassification and re-designation
RP Pulse Holdings Limited	January 6, 2021	541,069,195	US$541.07
GRACIOUS RHYTHM LIMITED	January 21, 2021	26,895,864	US$27
Ronghui Ruijia (Tianjin) Asset Management Partnership (Limited Partnership)	May 28, 2021	28,990,000	US dollar equivalent of RMB28,990,000
RP Passion Enterprise Management Company Limited	May 29, 2021	227,203,755	US$227.2
Jin Rui Investment Co. Limited	June 26, 2021	56,820,000	US$10,730,000
HAO’s Holdings, Inc.	June 30, 2021	11,111,111	US dollar equivalent of RMB25,000,000
Vet Harvest Enterprise Management Company Limited	June 30, 2021	29,196,375	US$29.2
RP Passion Enterprise Management Company Limited	June 30, 2021	194,618,321	US$194.6
Vet Harvest Enterprise Management Company Limited	August 16, 2021	32,643,087	US$32.64
RP Passion Enterprise Management Company Limited	August 16, 2021	219,910,339	US$219.9
Vet Harvest Enterprise Management Company Limited	October 11, 2021	20,184,383	US$20.18
Vet Time Enterprise Management Company Limited	December 28, 2021	30,000,000	US$30.00

Class B Ordinary shares
Tencent Mobility Limited	September 25, 2020	307,486,028	US$100,000,000
Boehringer Ingelheim Animal Health Participations GmbH	September 25, 2020	614,972,056	US$200,000,000
Snow Lake Asia Master Fund Limited	September 25, 2020	38,973,854	US$12,675,000
Snow Lake China Master Fund, Ltd.	September 25, 2020	114,769,160	US$37,325,000
GRACIOUS RHYTHM LIMITED	September 28, 2020	307,486,028	US$100,000,000
WORLDWIDE HEALTHCARE TRUST PLC	September 28, 2020	50,735,194	US$16,500,000
OrbiMed Partners Master Fund Limited	September 28, 2020	24,598,882	US$8,000,000
OrbiMed New Horizons Master Fund, L.P.	September 28, 2020	9,224,581	US$3,000,000
OrbiMed Genesis Master Fund, L.P.	September 28, 2020	7,687,151	US$2,500,000
Aspex Master Fund	September 28, 2020	61,497,205	US$20,000,000
LBC Sunshine Healthcare Fund L.P.	October 14, 2020	46,122,904	US$15,000,000
AIG DECO Fund I, LP	October 14, 2020	92,245,808	US$30,000,000
ABCI Global Opportunities SPC for the account and on behalf of ABCI CHINA RISING PRIVATE EQUITY 4 SP	October 14, 2020	43,048,043	US$14,000,000

Warrants
Tianjin GLNY Enterprise Management Consultation, L.P.	December 3, 2019	Warrant to purchase up to 26,895,864 ordinary shares	N/A

Securities/Purchaser	Date of Sale or Issuance	Number of Securities	Consideration

Options
Certain directors, executive officers and employees	August 1, 2021	Options to purchase 188,110,900 ordinary shares	Exercise prices ranging from US$0.05 per share to US$0.11 per share

Item 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)    Exhibits

See Exhibit Index beginning on page II-6 of this registration statement.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.

(b)    Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

Item 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

NEW RUIPENG PET GROUP INC.

Exhibit Index

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement

3.1†	Eighth Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

3.2*	Form of Ninth Amended and Restated Memorandum and Articles of Association of the Registrant (effective upon the closing of this offering)

4.1*	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2*	Registrant’s Specimen Certificate for Ordinary Shares

4.3*	Form of Deposit Agreement, among the Registrant, the depositary and the holders and beneficial owners of the American Depositary Receipts issued thereunder

4.4†	Amended and Restated Shareholders Agreement, dated as of September 25, 2020, between the Registrant and other parties thereto

5.1*	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the ordinary shares being registered and certain Cayman Islands tax matters

8.1*	Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

8.2*	Opinion of Haiwen & Partners regarding certain PRC tax matters (included in Exhibit 99.2)

10.1†	2021 Share Incentive Plan

10.2*	Form of Indemnification Agreement, between the Registrant and its directors and executive officers

10.3*	Form of Employment Agreement, between the Registrant and its executive officers

10.4†	Share Subscription Agreement, dated May 13, 2020, between the Registrant, Cloudpet Holdings Limited and Puppytown Holdings Limited

10.5†	Ordinary Share Subscription Agreement, dated September 3, 2020, between the Registrant and the other parties thereto

10.6†	Class B Ordinary Share and Warrant Purchase Agreement, dated September 8, 2020, between the Registrant and the other parties thereto

10.7†	Class A Ordinary Share Subscription Agreement, dated January 6, 2021, between the Registrant and RP Pulse Holdings Limited

10.8†	Class A Ordinary Share Subscription Agreement, dated May 28, 2021, between the Registrant and Ronghui Ruijia (Tianjin) Asset Management Partnership (Limited Partnership)

10.9†	Class A Ordinary Share Subscription Agreement, dated May 29, 2021, between the Registrant and RP Passion Enterprise Management Company Limited

10.10†	Class A Ordinary Share Subscription Agreement, dated June 30, 2021, between the Registrant and RP Passion Enterprise Management Company Limited

10.11†	Class A Ordinary Share Subscription Agreement, dated June 30, 2021, between the Registrant and Vet Harvest Enterprise Management Company Limited

Exhibit Number	Description of Document

10.12†	Class A Ordinary Share Subscription Agreement, dated June 30, 2021, between the Registrant and HAO’s Holding, Inc.

10.13†	Class A Ordinary Share Subscription Agreement, dated June 26, 2021, between the Registrant and Jin Rui Investment Co. Limited

10.14†	Class A Ordinary Share Subscription Agreement, dated August 16, 2021, between the Registrant and RP Passion Enterprise Management Company Limited

10.15†	Class A Ordinary Share Subscription Agreement, dated August 16, 2021, between the Registrant and Vet Harvest Enterprise Management Company Limited

10.16	Class A Ordinary Share Subscription Agreement, dated October 11, 2021, between the Registrant and Vet Harvest Enterprise Management Company Limited

10.17	Class A Ordinary Share Subscription Agreement, dated December 28, 2021, between the Registrant and Vet Time Enterprise Management Company Limited

10.18†	English translation of Comprehensive Credit Contract, dated April 14, 2020, between New Ruipeng Pet Healthcare Group Co., Ltd. and China CITIC Bank (Shenzhen Branch)

10.19†	English translation of Credit Facility Agreement, dated February 24, 2020, between New Ruipeng Pet Healthcare Group Co., Ltd. and China Merchants Bank (Shenzhen Branch)

10.20†	English translation of Blanket Merger Agreement, dated January 23, 2019, between Ruipeng Pet Healthcare Group Co., Ltd., Skyfield (Shanghai) Investment Co. Ltd. and other parties thereto

21.1†	Principal Subsidiaries of the Registrant

23.1*	Consent of Ernst & Young Hua Ming LLP, an independent registered public accounting firm

23.2*	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)

23.3*	Consent of Haiwen & Partners (included in Exhibit 99.2)

24.1*	Powers of Attorney (included on signature page)

99.1*	Code of Business Conduct and Ethics of the Registrant

99.2*	Opinion of Haiwen & Partners regarding certain PRC law matters

99.3*	Consent of Frost & Sullivan

107*	Calculation of Filing Fee Table

*	To be filed by amendment.
†	Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Shenzhen, Guangdong Province, China, on                 , 2022.

New Ruipeng Pet Group Inc.

By:
Name:	Yonghe Peng
Title:	Director, Co-Chairman and President

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of              and             as attorneys-in-fact with full power of substitution for him or her in any and all capacities to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Yonghe Peng	Director, Co-Chairman and President (Principal Executive Officer)	, 2022

Liang Li	Director and Co-Chairman	, 2022

Lang Liu	Director	, 2022

Yanzhong Zhang	Director	, 2022

Liesheng Wang	Director	, 2022

Guoqiang Li	Director	, 2022

Tieming Yu	Director	, 2022

Jiexiang Gu	Director	, 2022

Bing Xiao	Director	, 2022

Shenghao Shi	Director	, 2022

Chenguang Zhou	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2022

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of New Ruipeng Pet Group Inc. has signed this registration statement or amendment thereto in                , United States on                  , 2022.

Authorized U.S. Representative

By:
Name:
Title: